Form 10-K405, Exhibit 13
period 1997-12-31
STATEN ISLAND BANCORP INC
filed 1998-03-31
CIK 1042801

                        [COLLAGE OF PICTURES OF PEOPLE]


                          STATEN ISLAND BANCORP, INC.

                          STATEN ISLAND BANCORP, INC.


OUR PROFILE


         Staten Island Bancorp, Inc. was organized in 1997 and is the holding company for Staten Island Savings Bank, a federally chartered, FDIC insured thrift institution, originally organized in 1864. Headquartered in Staten Island, New York, the bank operates 16 full service branches in Staten Island and one branch office in Bay Ridge, Brooklyn, New York.

         The principal business of the Bank consists of attracting deposits from consumers and businesses in its market area and originating consumer, residential, multi-family and commercial real estate loans as well as other business loans.

         Staten Island Bancorp, Inc's common stock is publicly traded on the New York Stock Exchange under the symbol "SIB".


                ["OUR PEOPLE" WRITTEN VERTICLE LEFT WITH PHOTOS OF THREE PEOPLE]


OUR MISSION


         Staten Island Savings Bank will continue to be a strong financial institution with an ongoing commitment to improving shareholder value, while delivering the highest quality products and services responsive to the changing needs of our consumer and business markets. As we grow, we will consistently strive to give extraordinary service to our customers by providing our employees with the means and opportunities to make full use of their skills and capabilities. These commitments to our shareholders, customers and employees will enable the Bank to maintain a level of profitability necessary to remain an independent institution for the benefit of the communities we serve.

TO OUR SHAREHOLDERS

ON DECEMBER 22, 1997 THE RINGING OF THE OPENING BELL ON THE NEW YORK STOCK EXCHANGE SIGNALED A NEW ERA IN THE HISTORY OF STATEN ISLAND SAVINGS BANK, NOW A SUBSIDIARY OF THE NEWLY FORMED HOLDING COMPANY OF STATEN ISLAND BANCORP, INC. IT ALSO MARKED THE CULMINATION OF NEARLY A YEAR LONG EFFORT TO CONVERT THE BANK FROM A MUTUAL INSTITUTION TO A PUBLICLY HELD COMPANY.

         Our conversion was the second largest thrift IPO to-date and was an unqualified success as evidenced by the overwhelming demand for shares. More than $507 million in net proceeds was raised with the issuance of 45.1 million shares of common stock at the initial offering price of $12.00 per share. This additional capital will enable us to grow and take advantage of new opportunities without sacrificing the dominant position we have achieved in the communities we have served for over 133 years.

         Our strong commitment to these communities was further evidenced by the creation of the SISB Community Foundation which was funded with a donation of
2.1 million shares of Staten Island Bancorp Inc. common stock. The Foundation will continue the Bank's previously demonstrated commitment to the housing, civic and special needs of our community.

THE FINANCIAL YEAR IN REVIEW

         Net income, excluding the one-time funding of the Foundation, was $28.3 million -- an increase of $6.6 million or 30% over 1996. Total assets increased by 48.7% to $2.65 billion, primarily through the growth in the securities portfolio of $647.3 million and $114.9 million of net growth in loans.

         The asset growth was primarily funded by proceeds generated from the stock conversion. In addition, the Bank implemented a strategy to accelerate asset growth and enhance earnings through prudent and conservative leveraging of the balance sheet with $250 million in borrowings.

         Loan growth of 12% was accomplished with record levels of originations in 1-4 family residential properties, the traditional backbone of our lending operations. We also continued to diversify our loan portfolio by pursuing commercial real estate and other business lending opportunities. In total, we originated over $300 million in loans and we remain the leading lender in Staten Island. Together with this growth, asset quality remains strong, as evidenced by the reduction of non-performing loans to $21.3 million, or 1.97% of loans.

         Non-interest income increased by 13%, largely a result of the enhanced fee income opportunities available through the ongoing expansion of the commercial customer base, as well as modest changes to the pricing of consumer services.

STRONG COMMUNITY
BANKING FRANCHISE

         Our leadership role in lending in the communities we serve, continues to be complemented by our 30% share of the Staten Island deposit market. We also experienced deposit growth in excess of 30% in our office in Bay Ridge, Brooklyn.

         Core deposits, made up of regular savings and checking balances, account for about two-thirds of our deposit base and give us the ability to maintain stability in our net interest spread. As of December 31, 1997, our weighted average cost of deposits of 3.13% places us among the top performers in our peer group.

         Our ability to successfully serve the financial needs of individuals and businesses in our markets is due to a number of factors. The breadth of services, which include a full service trust department as well as savings bank life insurance, continue to be evaluated and enhanced based on responses from our customer base. For example, as the year ended we were nearing completion of an on-line PC banking product which will enhance our electronic delivery systems. Introduction of this service is scheduled for later this year.

         Experienced staff, knowledgeable in the unique needs of our retail customers and small business have been trained to expand

["LEADERSHIP" WRITTEN VERTICALLY ON LEFT]

[TWO PHOTOS OF HARRY P. DOHERTY]

HARRY P. DOHERTY
chairman and chief executive officer

[TWO PHOTOS OF JAMES R. COYLE]

JAMES R. COYLE
president and chief operating officer

their commercial banking skills. Recruiting of new staff and restructuring has occurred in response to the growth we have accomplished. We have also implemented aggressive sales and service practices, supported by comprehensive training programs, which enable our customers to receive first rate service.

         Product enhancement and service oriented employees are key to the strength of our community banking franchise. We must continue to take advantage of cross-selling opportunities for expanded relationships and fee income that exist within the households and businesses we serve. We will also continue our efforts to build new household and business relationships which together will enable the bank to maintain profitable growth by capitalizing on our significant market penetration.

LOOKING AHEAD

         Cost efficient and flexible technology is critical in the delivery of banking services in this rapidly changing environment. A major conversion to a new data processing service provider is planned for the third quarter of 1998. This conversion is expected to reduce our data processing costs and improve the flexibility of our technical support systems. More importantly, our new systems should enable the Bank to compete more effectively and efficiently beyond the turn of the century.


         Our conversion to a public company has clearly presented Staten Island Bancorp with new challenges. We are carefully considering the many capital management strategies available to us, which include: in-market or geographic expansion through acquisition or de novo branching and product development; exploring new opportunities for asset generation and loan growth; and decisions concerning stock repurchase and dividends. Of course the objective of any of these capital management decisions will be to build long-term value for our shareholders.

         While the mission of the Bank now includes the enhancement of shareholder value, the underlying commitment to providing quality banking services has not changed. We have worked hard at becoming the leading financial institution serving our market area and our dedication will only become stronger as we all share in the success of the Company.

         As we begin to address the new challenges ahead of us, we must recognize the past efforts of our directors, officers and staff and thank them for their contribution to our success. At the same time, we are grateful to the stockholders and customers for their confidence in us and we are excited about the opportunities for continued success.

PERSONAL BANKING


Robin Mollica

[PHOTO OF ROBIN MOLLICA]

RESPONSIVE

[PHOTO OF PATRICIA PHOEL]

Patricia Phoel

Richard G. Budalich

[PHOTO RICHARD G. BUDALICH]

ACCESS

QUALITY

[PHOTO OF ZENAIDA CORDERO]

Zenaida Cordero

[PHOTO OF ROBERT S. RYAN]

Robert S. Ryan

         Staten Island Savings Bank's network of 17 branch locations remains at the very heart of our franchise. The 16 locations on Staten Island and one in Bay Ridge, Brooklyn provide unequaled market penetration and convenient access to THE bank's full range of personal deposit and loan services. We believe this extensive branch network is among several reasons why we continue to maintain our 30% share of the deposit market on Staten Island. For the second year in a row the branch in Bay Ridge, our first location off of Staten Island, experienced the largest deposit growth in our system.

         With an established branch network, our long history of personalized service is augmented by an extensive electronic delivery system. Our network of 36 ATMs and bank-by-phone service offer 24 hour/ 7 day access to transactions and information. In 1997, we installed three new ATM locations and upgraded nearly one-half of the ATM terminals, providing transaction enhancements such as mini-statement capabilities. In addition, our cardholders can access cash and account information through national and worldwide ATM networks. The transaction capabilities for bank-by-phone were also enhanced in response to requests received through regularly conducted customer service surveys. By the end of the year, electronic delivery capabilities will be expanded to include on-line PC banking.

         Our relationship with over 70,000 households, the majority of which have multiple accounts with THE bank, continues to present excellent sales opportunities as household needs change and new products are introduced. A successful introduction in 1996 and ongoing growth in our credit card product has expanded our product delivery and provides additional fee income through an agent program with MBNA America.

         Single-family residential loan volume remains at record levels with $195 million in originations in 1997, once again placing Staten Island Savings Bank as the leading lender in this market. During the year, we focused our efforts on improving customer service and outreach by hiring a full-time residential loan originator. This individual is available for consultation at times and locations most convenient to the applicant.

         We also concentrated on strengthening relationships within our Priority Access Broker Program by hiring an experienced full-time manager of the program. This has improved the awareness of our products, increased the percentage of active members, and enabled us to respond more quickly to pricing and product changes. We are also more aggressive in enlisting new productive members into the program.

         Mortgage loan referrals are also being generated through the commercial lending department as end loans become available following construction loan financing.

         These new programs are supported by a talented staff of mortgage professionals who continue to receive high marks from the borrowers who respond to our customer service surveys. Our dedication to high levels of customer service, together with an extensive product mix, have enabled THE bank to increase market share locally and effectively enter new markets.

["PERSONAL" WRITTEN VERTICALLY ON LEFT]

[PHOTO OF FAMILY: JOSEPH, ANTHONY, AND SHARON]

AS THEIR FAMILY GROWS, THE OLIVA'S RELY ON THE BANK FOR THEIR CHECKING, SAVINGS AND MORTGAGE NEEDS. L. TO R. JOSEPH, ANTHONY AND SHARON

[PHOTO OF THE DEVELOPMENT TEAM OF EUGENE BOCCIERI, MICHAEL CASSINO, R. RANDY LEE AND MICHAEL BOCCIERI REVIEWING PLANS FOR THE NEXT PHASE]


WITH FINANCING FROM THE BANK, THE CELEBRATION AT RAINBOW HILL, AN AFFORDABLE HOUSING PROJECT OF 586 HOMES, IS NEARING COMPLETION. THE DEVELOPMENT TEAM OF EUGENE BOCCIERI, MICHAEL CASSINO, R. RANDY LEE AND MICHAEL BOCCIERI REVIEW PLANS FOR THE NEXT PHASE.

BUSINESS BANKING


Frederick Volk

[PHOTO OF FREDERICK VOLK]

EXPERIENCE

[PHOTO OF CARL TULLIS]

Carl Tullis

Eileen Merkent

[PHOTO OF EILEEN MERKENT]

SOLUTIONS

FLEXIBILITY

[PHOTO OF ANDREA R. CICERO & ROXANA MONTALVO]

Andrea R. Cicero & Roxana Montalvo

Jean Ringhoff

[PHOTO OF JEAN RINGHOFF]


         In 1997, we continued to solidify our penetration in the local business market through enhancements to existing products and services, as well as accelerating relationship management and business development efforts. Ninety percent of businesses in Staten Island have sales volumes of less than $5 million per year. With over 10,000 business checking accounts, no one knows the needs of businesses in our market area better than we do.

         With our network of branches located in or near the heart of retail centers in neighborhoods throughout Staten Island and Bay Ridge, THE bank is "right down the block" from local businesses. The employees in each of our branches understand the importance of time and flexibility to the small business owner and deliver fast and efficient service.

         Unique services, like phone calls for checks presented against insufficient or uncollected funds are valuable to small businesses and are a source of fee income. Business customers with special investment and banking needs can receive personal service through our Personal Financial Center and may be referred to the Trust Department for retirement planning or other investment management services.

         The availability of ATM cards for select businesses and bank-by-phone for all businesses, allow 24 hour access to transactions and information. Enhancements to bank-by-phone enabled businesses to request daily account statements, automatically or on demand. Businesses will also benefit from the availability of PC banking in 1998.

         Commercial lending remained an area of continued development following our 1995 acquisition of a local commercial bank, as loan originations exceeded $60 million in 1997. Seasoned loan officers with experience in the Brooklyn market were recruited to accelerate our development of the opportunities in this market. A primary strategy for commercial real estate lending is to establish a conduit for the end loan financing of projects created through our construction lending efforts.

         New business development is accomplished through the full-time efforts of a team of officers who tailor our products to the individual needs of each business owner they approach. Branch managers are actively involved in calling on current customers in order to seek new opportunities or handle current needs. We will continue to integrate the activities of our branch network, loan officers, business development staff and back-office operations to provide seamless service to this important and profitable group of customers.

         Our high penetration into the local business market allows us to capitalize on opportunities to attain the personal business of owners and employees as well. Staff training directed toward cross-selling loan and non-loan products continues, and enables THE bank to strengthen the overall relationship with our business customers.

COMMUNITY BANKING

Usha Ramaswamy

[PHOTO OF USHA RAMASWAMY]

COMMITMENT

Marlene Blum

[PHOTO OF MALENE BLUM]

Catherine M. Paulo

[PHOTO OF CATHERINE M. PAULO]

TRUST

SERVICE


[PHOTO OF DIANA J. ALORE]

Diana J. Alore

Mary Palmieri

[PHOTO OF MARY PALMIERI]

         Staten Island Savings Bank's dominant share of households and businesses clearly positions THE bank as the full service community bank in our market area. Additional lines of business in our Trust & Investment Department and Savings Bank Life Insurance expand the scope of products and services and further solidifies this position.

         The Trust Department is beginning to experience growth in client relationships as a result of recent marketing and business development initiatives. Personal and business customers have access to services which include trust and estate planning, retirement planning, and investment management planning services. We currently have $96 million in assets under management. The availability of Trust services is another source for establishing profitable relationships.

         Over 30,000 policyholders have taken advantage of the low-cost term and whole life insurance product lines available through Savings Bank Life Insurance. Sales representatives in all branches are supported by a staff of dedicated specialists. We have just completed the first year of operation following our acquisition of this department in December, 1996.

         Community lending and economic development initiatives continued with officer involvement in the Neighborhood Housing Services, the Staten Island Economic Development Corporation and other agencies or projects that seek to enhance the quality of life or provide opportunities for local families, individuals and businesses.

         THE bank has made a tradition of solidifying its ties with the community and developing business through support of local charitable, housing, educational, health care and civic organizations. To further illustrate the commitment to these causes, the SISB Community Foundation was formed and funded through the stock conversion. The Foundation is dedicated to the promotion of charitable purposes, including but not limited to community development, grants, or donations to support housing assistance and affordable housing programs, not-for-profit community groups and other similar types of organizations or civic minded projects.

         In addition to the formation of the Foundation, directors, officers and staff continue to support local organizations with contributions of time, talent and money. Proceeds from team activities in walk-a-thons, dress down days and other events are donated to various charitable organizations. Directors and officers also serve on numerous boards and advisory committees providing their time and talent to these groups.

         In 1997, THE bank was the exclusive partner with the Staten Island Advance in the development of the "Newspaper-in-Education" program, introduced in schools throughout the Island. This program enabled children in over 280 classrooms in 80 schools to develop their reading, math and social skills through a special section of the newspaper specifically designed for their benefit.

         We believe that these activities further expand our reach into the households and businesses in our community and present Staten Island Savings Bank with additional opportunities for growth.

                                   COMMUNITY


[PHOTO OF A. ROMI COHN]

A. ROMI COHN HAS HAD A RELATIONSHIP WITH STATEN ISLAND SAVINGS BANK FOR NEARLY 40 YEARS, AND CURRENTLY UTILIZES THE TRUST DEPARTMENT'S INVESTMENT MANAGEMENT SERVICES FOR A SCHOLARSHIP FOUNDATION.

TABLE OF CONTENTS


Letter to Shareholders .....................................................   2

Selected Consolidated Financial and Other Data .............................  10

Management's Discussion and Analysis of Financial Condition
  and Results of Operations ................................................  11

Financial Statements .......................................................  21

Report of Independent Public Accountants ...................................  37

Services Available .........................................................  38

Directors and Officers, Shareholder Information ............................ IBC

Banking Locations ..........................................................  BC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected historical financial data for the five years ended December 31, 1997 is derived in part from the audited financial statements of the Company. The selected historical financial data set forth below should be read in conjunction with the historical financial statements of the Company, including the related notes, included elsewhere herein.

                                                                              December 31,
                                                  --------------------------------------------------------------------
(000's omitted)                                      1997          1996           1995           1994          1993
----------------------------------------------------------------------------------------------------------------------
Selected Financial Condition Data:
  Total assets ................................   $2,651,170    $1,782,323     $1,728,130     $1,376,220    $1,365,543
  Cash and cash equivalents ...................      148,935        52,622         77,263         29,984        44,155
  Securities held to maturity .................          --            --             --         321,263       310,460
  Securities available for sale ...............    1,350,467       703,134        788,622        378,207       463,176
  Loans receivable, net .......................    1,082,918       968,015        801,137        608,954       513,803
  Intangible assets(1) ........................       18,414        20,490         22,633            492         1,028
  Deposit accounts ............................    1,623,652     1,577,748      1,535,617      1,225,918     1,223,708
  Borrowings ..................................      250,042            54             46             47            49
  Stockholders' equity ........................      685,886       171,080        150,082        125,444       118,619

                                                                         Year Ended December 31,
                                                  --------------------------------------------------------------------
                                                      1997          1996           1995           1994          1993
                                                  --------------------------------------------------------------------
Selected Operating Data:
  Interest income .............................   $  146,812    $  124,430     $  104,356     $   90,284    $   93,152
  Interest expense ............................       60,057        50,437         44,234         36,537        38,327
                                                  --------------------------------------------------------------------
  Net interest income .........................       86,755        73,993         60,122         53,747        54,825
  Provision for loan losses ...................        6,003         1,000            --              76         1,335
                                                  --------------------------------------------------------------------
  Net interest income after provision for
    loan losses ...............................       80,752        72,993         60,122         53,671        53,490
  Other income ................................        7,454         3,929          4,040          2,048         3,307
  Charitable contribution to SISB
    Community Foundation ......................       25,817           --             --             --            --
  Other expenses ..............................       42,908        40,066         32,953         25,557        24,873
                                                  --------------------------------------------------------------------
  Income before provision for income taxes ....       19,481        36,856         31,209         30,162        31,924
  Provision for income taxes ..................        4,932        15,081         13,284         13,958        14,150
                                                  --------------------------------------------------------------------
  Income before cumulative effect of
    accounting change .........................       14,549        21,775         17,925         16,204        17,774
  Cumulative effect of change in
    accounting for income taxes ...............          --            --           4,700            --          1,514
                                                  --------------------------------------------------------------------
  Net income ..................................   $   14,549    $   21,775     $   13,225     $   16,204    $   16,260
                                                  ====================================================================

Key Operating Ratios:                                                  At or For the Year Ended December 31,
                                                         -----------------------------------------------------------------
                                                           1997          1996           1995           1994          1993
                                                         -----------------------------------------------------------------
Performance Ratios:(2)(3)
  Return on average assets ...........................     0.70%         1.24%          0.88%          1.17%         1.21%
  Return on average equity ...........................     7.79         14.03           9.54          13.27         15.17
  Average interest-earning assets to average
    interest-bearing liabilities .....................   118.70        120.24         117.17         113.05        110.61
  Interest rate spread(4) ............................     3.82          3.84           3.63           3.64          3.91
  Net interest margin(4) .............................     4.39          4.46           4.16           4.00          4.22
  Noninterest expenses, exclusive of
    amortization of intangible assets, to assets .....     1.96          2.16           2.11           1.81          1.82
Asset Quality Ratios:
  Nonperforming assets to total assets
    at end of period(5) ..............................     0.83%         1.34%          1.44%          0.61%         0.62%
  Allowance for loan losses to
    nonperforming loans at end of period .............    73.69         43.85          44.20          38.79         41.21
  Allowance for loan losses to total loans
    at end of period .................................     1.42          1.02           1.32           0.51          0.62
Capital and Other Ratios:
  Average equity to average assets(3) ................     8.96%         8.85%          9.21%          8.84%         8.00%
  Tangible equity to assets at end of period .........    25.35          8.55           7.09           9.55          8.40
  Total capital to risk-weighted assets ..............    62.70         20.66          19.65          17.16         16.30

(1) Consists of excess of cost over fair value of net assets acquired ("goodwill") and core deposit intangibles which amounted to $14.1 million and $4.3 million at December 31, 1997, respectively.
(2) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.
(3) The conversion proceeds were received on December 22, 1997 and have been reflected in the performance and other ratios as of that date. Per share information has been omitted as it is not meaningful for the periods presented.
(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) Nonperforming assets consist of non-accrual loans, accruing loans more than 90 days past due and real estate acquired through foreclosure or by deed-in-lieu thereof.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General. The following discussion is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Financial Statements and the accompanying Notes to Financial Statements and the other sections contained in this Annual Report.

     The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and mortgage-backed and investment securities, and interest expense on interest-bearing liabilities which principally consist of deposits. The Company's results of operations also are affected by the provision for loan losses, the level of its noninterest income and expenses, and income tax expense.

Asset and Liability Management. The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 1997, the ratio of the Company's one-year gap to total assets was a negative 8.43% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 73.6%.

     In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, the Company has adopted asset and liability management policies to better match the maturities and repricing terms of the Company's interest-earning assets and interest-bearing liabilities. The Finance and Planning Committee, a Board committee, sets and recommends the asset and liability policies of the Company which are implemented by the Asset and Liability Management Committee ("ALCO"). The ALCO is chaired by the Chief Financial Officer and comprised of members of the Company's management. The purpose of the ALCO is to communicate, coordinate and control asset/liability management consistent with the Company's business plan and Board approved policies. The ALCO establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The ALCO generally meets on a quarterly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to gap analysis and income simulations. At each meeting, the ALCO recommends appropriate strategy changes based on such review. The Chief Financial Officer or his designate is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Finance and Planning Committee, at least quarterly.

   In order to manage its assets and liabilities and achieve the desired liquidity, credit quality, interest risk, profitability and capital targets, the Company has focused its strategies on (i) originating adjustable rate loans,
(ii) originating relatively short-term commercial business and consumer loans,
(iii) maintaining a significant level of investment securities and mortgage-backed and investment securities with terms to repricing, maturities or estimated average lives of less than five years and (iv) managing its deposits to establish stable deposit relationships.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)


     The ALCO regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity ("MVPE"), which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and MVPE that is authorized by the Board of Directors of the Company.

     The following table sets forth as of December 31, 1997 the estimated percentage change in the Company's net interest income over a four-quarter period and MVPE based on the indicated changes in interest rates.

                                                                         Estimated Change in
 Change (in Basis                            ----------------------------------------------------------------------------
Points) in Interest                              Net Interest Income
     Rates(1)                                   (next four quarters)                                   MVPE
-------------------------------------------------------------------------------------------------------------------------
                                                                       (Dollars in Thousands)
       +400                                 (25.6)%            $(29,845)                     (22.4)%          $(175,414)
       +300                                 (19.3)              (22,465)                     (17.8)            (140,022)
       +200                                 (12.7)              (14,805)                     (12.5)             (97,926)
       +100                                  (6.1)               (7,060)                      (5.8)             (45,694)
          0

       -100                                   4.2                 4,898                        1.4               11,257
       -200                                   6.8                 7,953                        3.4               26,450
       -300                                   6.3                 7,349                        6.6               51,528
       -400                                   2.6                 3,012                       12.0               94,151

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

     The assumptions used by management to evaluate the vulnerability of the Company's operations to changes in interest rates in the table above are based on assumptions provided by the OTS (Office of Thrift Supervision) and utilized in the gap table. The interest rate sensitivity of the Company's assets and liabilities and the estimated effects of changes in interest rates on the Company's net interest income and MVPE indicated in the above table could vary substantially if different assumptions were used or actual experience differs from such assumptions. Based upon the above-described changes in the Company's MVPE, the Company could be required to deduct $22.1 million from its total capital if certain OTS regulations were applicable, although the Company would continue to be deemed a "well-capitalized" institution.

     The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1997, based on the information and assumptions set forth in the notes below.

                                                                                    More than
                                                          Three to     More than   Three Years
                                           Within Three    Twelve     One Year to    to Five     Over Five
                                              Months       Months     Three Years     Years        Years         Total
-----------------------------------------------------------------------------------------------------------------------
                                                                           (000's omitted)
Interest-earning assets(1):
  Loans receivable(2):
    Mortgage loans:
      Fixed ..............................   $  5,389    $  16,817     $  49,997     $ 52,935     $448,358   $  573,496
      Adjustable .........................     89,939       85,222       113,136      146,736       30,655      465,688
    Other loans ..........................      9,093       14,159        17,521        1,554          --        42,327
  Securities:
    Non-mortgage(3) ......................     21,938       28,804        50,799        4,316          --       105,857
    Mortgage-backed fixed(4) .............     10,713      119,509        88,901      121,057      332,430      672,610
    Mortgage-backed adjustable(4) ........     42,545       88,896       211,279      140,694          --       483,414
  Other interest-earning assets ..........     90,500          --            --           --           --        90,500
                                             --------    ---------      --------     --------     --------   ----------
      Total interest-earning assets ......   $270,117    $ 353,407      $531,633     $467,292     $811,443   $2,433,892
                                             ========    =========      ========     ========     ========   ==========
Interest-bearing liabilities:
  Deposits:
    NOW accounts(5) ......................   $  1,411      $ 4,232     $   5,185     $  1,372     $  3,049   $   15,249
    Savings accounts(5) ..................     35,180      105,539       215,217      140,719      331,102      827,757
    Money market deposit accounts(5) .....     15,027       45,082         8,370        3,995        3,614       76,088
    Certificates of deposit ..............    150,195      255,370       100,796       14,324            8      520,693
  Other borrowings .......................     50,000      185,000        15,000          --            42      250,042
                                             --------    ---------      --------     --------     --------   ----------
      Total interest-bearing liabilities .   $251,813   $  595,223     $ 344,568     $160,410     $337,815   $1,689,829
                                             ========   ==========     =========     ========     ========   ==========
Excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities ...........   $ 18,304    $(241,816)    $ 187,065     $306,882     $473,628   $  744,063
                                             ========    =========     =========     ========     ========   ==========
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities ...........   $ 18,304    $(223,512)     $(36,447)    $270,435     $744,063
                                             ========    =========      ========     ========     ========
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities as a
  percent of total assets ................       0.69%       (8.43)%       (1.37)%      10.20%       28.07%
                                             ========    =========      ========     ========     ========

(1) Adjustable-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments based on assumptions used by the OTS in assessing the interest rate sensitivity of savings associations in the Company's region.
(2) Balances have been reduced for non-performing loans, which amounted to $21.3 million at December 31, 1997.
(3)  Based on contractual maturities.
(4)  Reflects estimated prepayments in the current interest rate environment.
(5) Although the Company's NOW accounts, passbook savings accounts and money market deposit accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates used on these accounts are based on the latest available OTS assumptions and should not be regarded as indicative of the actual withdrawals that may be experienced by the Company. If all of the Company's NOW accounts, passbook savings accounts and money market deposit accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $936.1 million or 35.3% of total assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

     Certain assumptions are contained in the previous table which affect the presentation therein. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates of other types of assets and liabilities lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

CHANGES IN FINANCIAL CONDITION

General. The Company's total assets increased by $868.8 million or 48.7% to $2.65 billion at December 31, 1997, from $1.78 billion at December 31, 1996. The increase was mainly due to an increase in net loans by $114.9 million or 11.9%, investment securities by $647.3 million or 92.1% and federal funds sold by $81.4 million. Such increases were funded primarily by net proceeds of $507.2 million received in the Conversion, an increase of $250.0 million in borrowed funds and a $45.9 million increase in deposits.

Cash and Cash Equivalents. Cash and cash equivalents, which consist of cash and due from banks and federal funds sold, amounted to $148.9 million and $52.6 million at December 31, 1997 and December 31, 1996, respectively. The increase of $96.3 million between December 31, 1996 and December 31, 1997 was primarily due to the net proceeds received in the Conversion, funds received in connection with the repayment of the Company's $29.8 million automobile lease portfolio in the first quarter of 1997 and positive deposit inflows.

Loans. The Company's net loan portfolio increased $114.9 million or 11.9% to $1.08 billion at December 31, 1997 from $968.0 million at December 31, 1996. The increase in the loan portfolio during this period was due to increased loan demand primarily in one to four family residential loans and to a lessor extent, commercial real estate, construction and land loans and commercial business lending. The Company continued its efforts to expand its lending activities with the hiring of business development officers, commercial loan officers, mortgage loan originators and further accessing builders and mortgage brokers in its market areas. The increase in the Company's loan portfolio was partially offset by the repayment of $29.8 million of loans secured by a pledge and assignment of an interest in automobile leases (constituting the Company's entire automobile lease portfolio) during the year.

Securities. Securities amounted to $703.1 million and $1.35 billion at December 31, 1996 and December 31, 1997, respectively. All of the Company's securities were classified as available for sale at such dates. The securities portfolio increased $647.3 million or 92.1% during the period between December 31, 1996 and December 31, 1997. The increase was primarily due to the use of funds from the Conversion and increased borrowings as a funding source. The Company presently intends to increase the securities portfolio as part of its strategy to leverage the funds received in the Conversion.

Stockholders' Equity. Stockholders' equity amounted to $685.9 million at December 31, 1997 and $171.1 million at December 31, 1996 or 25.9% and 9.6% of total assets at such dates. The increase of $514.8 million during the period December 31, 1996 through December 31, 1997 was primarily due to the net proceeds of $507.2 million from the sale of common stock in the Conversion and the contribution of 2,149,062 shares of common stock valued at $25.8 million to the Foundation. The increase in stockholders' equity was also due to net income of $14.5 million for 1997 and an increase of $8.5 million in net unrealized appreciation in securities available for sale, net of taxes to $12.7 million at December 31, 1997 from $4.1 million at December 31, 1996. Such increases were partially offset by a reduction of $41.3 million for the unallocated ESOP shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

     The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

                                                            Year Ended December 31,
                                  --------------------------------------------------------------------------------------------------
                                                1997                             1996                            1995
                                  --------------------------------------------------------------------------------------------------
                                                         Average                        Average                              Average
                                     Average             Yield/     Average              Yield/      Average                  Yield/
                                     Balance    Interest  Cost      Balance   Interest    Cost       Balance     Interest      Cost
------------------------------------------------------------------------------------------------------------------------------------
                                                                           (000's omitted)
Interest-earning assets:
  Loans receivable(1):
    Real estate loans .........   $  982,569   $ 79,521   8.09%   $  833,770  $ 68,600    8.23%    $  645,250    $ 53,265      8.25%
    Other loans ...............       47,150      4,510   9.57        57,913     5,144    8.88         54,719       4,871      8.90
                                  ----------   --------           ----------  --------             ----------    --------
      Total loans .............    1,029,719     84,031   8.16       891,683    73,744    8.27        699,969      58,136      8.31
  Securities ..................      823,949     55,973   6.79       737,796    49,083    6.65        700,048      43,593      6.23
  Other earning
    assets(2) .................      124,304      6,808   5.48        29,853     1,603    5.37         45,646       2,627      5.76
                                  ----------   --------           ----------  --------             ----------    --------
      Total interest-
        earning assets ........    1,977,972    146,812   7.42     1,659,332   124,430    7.49      1,445,663     104,356      7.22
                                               --------                       --------                           --------
Noninterest-
  earning assets ..............      105,101                          93,611                           60,104
                                  ----------                      ----------                       ----------
      Total assets ............   $2,083,073                      $1,752,943                       $1,505,767
                                  ==========                      ==========                       ==========

Interest-bearing liabilities:
  Deposits:
    NOW and money
      market deposits .........    $ 102,837      2,824   2.75    $  134,600     3,479    2.58     $  100,824       2,573      2.55
    Savings deposits ..........      951,188     25,281   2.66       752,190    21,192    2.82        741,147      20,915      2.82
    Certificates of deposit ...      531,293     27,185   5.12       493,180    25,760    5.22        391,786      20,741      5.29
                                  ----------   --------           ----------  --------             ----------    --------
      Total deposits ..........    1,585,318     55,290   3.49     1,379,970    50,431    3.65      1,233,757      44,229      3.58
      Total other
        borrowings ............       81,071      4,767   5.88            47         6   12.77             46           5     10.87
                                  ----------   --------           ----------  --------             ----------    --------
      Total interest-bearing
        liabilities ...........    1,666,389     60,057   3.60     1,380,017    50,437    3.65      1,233,803      44,234      3.59
                                               --------                       --------                           --------
Noninterest bearing
  liabilities(3) ..............      230,017                         217,740                          133,275
                                  ----------                      ----------                       ----------
    Total liabilities .........    1,896,406                       1,597,757                        1,367,078
Stockholders' equity ..........      186,667                         155,186                          138,689
                                  ----------                      ----------                       ----------
    Total liabilities and
      stockholders'
      equity ..................   $2,083,073                      $1,752,943                       $1,505,767
                                  ==========                      ==========                       ==========

Net interest-earning
  assets ......................   $  311,583                      $  279,315                       $  211,860
                                  ==========                      ==========                       ==========
Net interest
  income/interest
  rate spread .................                $ 86,755   3.82%              $ 73,993     3.84%                  $ 60,122      3.63%
                                               ========   ====               ========     ====                   ========      ====
Net interest margin ...........                           4.39%                           4.46%                                4.16%
                                                          ====                            ====                                 ====
Ratio of average
  interest-earning assets
  to average interest-
  bearing liabilities .........                          118.70%                        120.24%                              117.17%
                                                         ======                         ======                               ======


(1) The average balance of loans receivable includes nonperforming loans, interest on which is recognized on a cash basis.
(2) Includes money market accounts, Federal Funds sold and interest-earning bank deposits.
(3)  Consists primarily of demand deposit accounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

RATE/VOLUME ANALYSIS

     The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume).

                                                                   Year Ended December 31,
                                          ------------------------------------------------------------------------------
                                               1997 compared to 1996                     1996 compared to 1995
                                          ------------------------------------------------------------------------------
                                           Increase (decrease) due to                Increase (decrease) due to
                                          ---------------------------   Total Net    -------------------------- Total Net
                                                                Rate/   Increase                         Rate/  Increase
                                              Rate    Volume    Volume (Decrease)     Rate    Volume    Volume (Decrease)
------------------------------------------------------------------------------------------------------------------------
                                                                       (000's omitted)
Interest-earning assets:
  Loans receivable:
    Real estate loans .................   $(1,122)  $12,243   $ (200)  $10,921      $ (176)  $15,562   $ (51)   $15,335
    Other loans .......................       395      (956)     (73)     (634)        (11)      284     --         273
                                          -----------------------------------------------------------------------------
      Total loans receivable ..........      (727)   11,287     (273)   10,287        (187)   15,846     (51)    15,608
  Securities ..........................     1,037     5,732      121     6,890       2,979     2,351     160      5,490
  Federal funds sold ..................        32     5,072      101     5,205        (176)     (909)     61     (1,024)
                                          -----------------------------------------------------------------------------
  Total net change in income on
    interest-earning assets ...........       342    22,091      (51)   22,382       2,616    17,288     170     20,074
                                          -----------------------------------------------------------------------------
Interest-bearing liabilities:
  Deposits:
    NOW and money market deposits .....       217      (821)     (51)     (655)         33       862      11        906
    Savings accounts ..................    (1,200)    5,607     (318)    4,089         (34)      312      (1)       277
    Certificates of deposit ...........      (525)    1,991      (41)    1,425        (277)    5,367     (71)     5,019
                                          -----------------------------------------------------------------------------
      Total deposits ..................    (1,508)    6,777     (410)    4,859        (278)    6,541     (61)     6,202
  Other borrowings ....................        (3)   10,343   (5,579)    4,761           1       --      --           1
                                          -----------------------------------------------------------------------------
  Total net change in expense on
    interest-bearing liabilities ......    (1,511)   17,120   (5,989)    9,620        (277)    6,541     (61)     6,203
                                          -----------------------------------------------------------------------------
Net change in net interest income .....   $ 1,853   $ 4,971  $ 5,938   $12,762      $2,893   $10,747   $ 231    $13,871
                                          =============================================================================

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997 AND
1996

General. The Company reported net income of $14.5 million for the year ended December 31, 1997 compared to net income of $21.8 million for the year ended December 31, 1996, a decrease of $7.2 million or 33.2%. The earnings for the year ended December 31, 1997 included a one-time non-recurring contribution of $25.8 million ($13.8 million net of taxes) for the funding of the SISB Community Foundation (the "Foundation"). The Foundation was established in connection with the Conversion. At the close of the Conversion in December 1997, the Company funded the Foundation with a one-time donation of 2,149,062 shares of common stock. Excluding the effect of this contribution to the Foundation, net income would have been $28.4 million. The establishment of the Foundation should enhance the bond between the Company and the communities that it serves and thereby enable such communities to share in the potential growth and success of the Company over the long term. By further enhancing the Company's visibility and reputation in the communities that it serves, the Company believes that the Foundation will benefit the long term value of the Company's community banking franchise. In addition to this one-time charge, the loan loss provision increased by $5.0 million and total other expenses increased $2.8 million, net of the one-time contribution to the Foundation. These increases were partially offset by an increase in net interest income of $12.8 million and a decrease in the provision for income taxes of $10.1 million. These and other significant fluctuations in the Company's results of operation are discussed below.

Interest Income. The increase in interest income for the year ended December 31, 1997 was primarily due to an increase in the average balance of the Company's earning assets, and an increase in the average yield on securities partially offset by a decrease in the average yield on loans. The average balance of the loan portfolio

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

increased $138.0 million or 15.48% to $1.03 billion primarily as a result of increased loan demand and the Company's continued efforts to expand its lending activity. The average balance of the Company's securities portfolio increased $86.2 million or 11.68% to $823.9 million for 1997 primarily as a result of the use of a portion of the net proceeds from the Conversion and, to a lesser extent, the Company's leveraging strategy. The increase in the average balance of other earning assets to $124.3 million for 1997 is directly related to the funds generated during the Conversion. The average yield earned on the Company's loan portfolio decreased from 8.27% for 1996 to 8.16% for 1997. This decrease in the average yield on the loan portfolio was primarily due to the increased loan repayment activity in higher yielding loans and the downward pricing of certain of the Company's adjustable rate loans. The yield on the securities portfolio increased to 6.79% for 1997 compared to 6.65% for 1996 which reflects the sale of lower rate securities in connection with the Company's restructuring of its investment portfolio in the past fifteen months along with the investment in higher yielding mortgage-backed securities.

Interest Expense. Interest expense was $60.1 million for 1997 compared to $50.4 million for 1996, an increase of $9.6 million or 19.07%. Interest on borrowed funds increased $4.8 million due to a $81.1 million increase in the average balance of borrowings in 1997. The average balance of borrowings for 1996 was $47,000. The significant increase in the average balance of borrowings reflects the leveraging strategy instituted by the Company during the current fiscal year. The average balance of interest bearing deposits increased by $205.3 million from December 31, 1996 to December 31, 1997 while the average cost of these deposits decreased from 3.65% for 1996 to 3.49% for 1997. The increase in the average balance of deposits and the decrease in the average cost was a result of the Company's continued business development efforts for demand deposits along with deposits made in anticipation of payment for the Company's common stock in the Conversion.

Net Interest Income. Net interest income was $86.8 million for 1997 compared to $74.0 million for 1996. This represents an increase of $12.8 million or 17.2%. The increase was a result of a $22.4 million increase in interest income which was partially offset by a $9.6 million increase in interest expense. The increase in interest income was the result of an increase of $318.6 million in the average balance of interest earning assets partially offset by a decrease of seven basis points from 7.49% for 1996 to 7.42% for 1997 in the average yield on interest earning assets. Interest expense increased due to a $286.4 million increase in the average balance of interest bearing liabilities which was partially offset by a decrease of five basis points in the average rate paid from 3.65% to 3.60% for the year 1996 and 1997, respectively. The net interest rate spread and margin decreased to 3.82% and 4.39%, respectively, for the year ended December 31, 1997 compared to 3.84% and 4.46%, respectively for the year ended December 31, 1996.

Provision for Loan Losses. For the year ended December 31, 1997 the provision for loan losses was $6.0 million compared to $1.0 million for the year ended December 31, 1996. The provision for loan losses in 1997 was based on management's continued review of the risk elements in the Company's loan portfolio. As part of its 1997 review, management considered a report prepared by an independent third-party consultant with respect to the risk elements in the Company's loan portfolio and an analysis prepared by the Company's management with respect to certain trends affecting the Company's loan portfolio such as charge-offs, delinquencies and other external economic factors including interest rates. Such trend analysis and third-party report indicated certain additional potential risk factors to be considered in estimating the level of the allowance for loan losses. In establishing the provision in 1997, management of the Company also considered the overall increase in the Company's loan portfolio, the potential increased risk of loss generally attributed to commercial real estate loans, construction and land loans and commercial business loans as well as management's continuing experience with the loan portfolio acquired from Gateway. The Company has experienced a longer than anticipated work-out period with respect to such loans, and charged-off $1.3 million in 1997 and $2.7 million in 1996. Based on the various factors considered in its 1997 review of risk elements, and in particular the longer than anticipated work-out periods for the Gateway portfolio, management determined that in certain circumstances more aggressive work-out procedures for non-performing loans would be warranted. The fact that more aggressive work-out procedures could increase the risk of loss with respect to such loans also affected management's determination to increase the provision levels during 1997. In addition to general provisions of approximately $2.0 million during 1997, management determined that an additional provision of approximately $4.0 million was necessary in light of estimated losses with respect to the loans acquired from Gateway and with respect to the Company's portfolio of non-performing loans. Management views approximately $4.0 million of the provision during 1997 as generally non-recurring in nature. While no assurance can be given that future charge-offs and/or additional provisions will not be

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

necessary, management of the Company believes that, as of December 31, 1997, the allowance for loan losses was adequate.

Other Income. Other income increased $3.5 million or 89.7% to $7.5 million for 1997 from $3.9 million for 1996. Such increase was primarily due to a $2.7 million net loss on securities transactions in 1996 compared to a net loss of $85,000 in 1997. The Company's program of restructuring its securities portfolio in the past fifteen months was the primary cause of these losses. Service and fee income increased $900,000 to $7.5 million for 1997 from $6.6 million in 1996. The increase in service and fee income was due to an increase in the volume of transactions as well as an increase in demand deposit accounts.

Other Expenses. Other expenses, exclusive of the $25.8 million contribution to the Foundation, were $42.9 million for the year ended December 31, 1997, an increase of $2.8 million or 7.1% compared to $40.1 million for the year ended December 31, 1996. The primary reasons for the increase were an increase in personnel cost of $1.3 million, data processing of $1.1 million, miscellaneous other expenses of $327,000 and marketing of $318,000. The increase in personnel expense was the result of normal salary increases as well as the payment of a special bonus of $600,000 to all officers and employees. The increase in data processing reflects a one time write-off of the $969,000 investment in the Company's data processing provider. The Company in 1997 became the sole owner of the data processing service bureau as a result of the other last remaining owner being acquired by another institution. Over the past years with consolidation in the banking industry, the number of bank customers of such service bureau has decreased significantly. As a result, the Company in 1997 conducted a review of the continuing viability of such service bureau and, based on such review, has signed a contract with another data processing provider. The current service bureau will continue to provide data processing services to the Company until the conversion to the new service bureau and then be liquidated. As a result, this data processing company is not included in the consolidated financial statements of the Company. The Company's decision to enhance its data processing capabilities and convert to a new service bureau may result in increased other expenses. The increase in miscellaneous other expenses was due to an increase in stationery and supplies. The increase in marketing expense reflects the Company's efforts to penetrate new business opportunities particularly in the commercial business development area, and trust services.

Provision for Income Taxes. The provision for income taxes amounted to $4.9 million for 1997 compared with $15.1 million for 1996. The decrease in the provision for income taxes for the year was due to the reduction of income before taxes due to the $25.8 million contribution to the Foundation and a $2.6 million reversal of previously deferred income taxes related to bad debt reserves accumulated for New York City purposes. For a further discussion of the reversal of such income taxes related to bad debt reserves, see Note 11 of the Notes to Consolidated Financial Statements.

     The Company has recorded a $12.0 million deferred tax benefit from the contribution to the Foundation. Contributions are subject to an annual limitation based on 10% of the Company's annual taxable income. Any unused portion of the deduction can be carried forward for five years following the contribution. At year-end the deferred tax benefit was reduced by the current deductible portion to $10.1 million and based on anticipated future earnings, the Company believes the deferred tax benefit will be realized within the next five years.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND
1995

General. The Company reported net income of $21.8 million for the year ended December 31, 1996 compared to net income of $13.2 million for the year ended December 31, 1995, an increase of $8.6 million or 64.7%. The $13.2 million of net income for 1995 reflects a $4.7 million reduction due to the cumulative effect of change in accounting for income taxes as discussed in Note 11 of the Notes to Consolidated Financial Statements. In addition to the absence of the $4.7 million change in accounting for income taxes, the increase in 1996 was due to an increase in net interest income, which was partially offset by increases in total other expenses and the provision for income taxes. These and other significant fluctuations in the Company's results of operations are discussed below.

Net Interest Income. Net interest income increased $13.9 million or 23.1% to $74.0 million for 1996 compared to 1995, reflecting a $20.1 million or 19.2% increase in interest income which was partially offset by a $6.2 million or 14.0% increase in interest expense. The Company's interest rate spread and net interest margin increased to 3.84% and 4.46%, respectively, for 1996 compared to 3.63% and 4.16%, respectively, for 1995. In addition, the ratio of average interest-earning assets to average interest-bearing liabilities increased to 120.24% for 1996 compared to 117.17% for 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

Interest Income. The increase in interest income during the year ended December 31, 1996 was primarily due to an increase in the average balance of the Company's interest-earning assets and, to a lesser extent, the yield earned on the Company's securities portfolio. The average balance of the loan portfolio increased $191.7 million or 27.4% to $891.7 million for 1996 compared to 1995 primarily as a result of the full year impact of the Gateway acquisition and, to a lesser extent, increased loan demand, new loan products and an increased emphasis on commercial and other lending. The average balance of the Company's securities portfolio increased $37.7 million or 5.4% to $737.8 million for 1996 compared to 1995 primarily as a result of the $123.5 million securities portfolio acquired in the Gateway acquisition. The average yield earned on the Company's loan portfolio remained constant between 1995 and 1996 while the average yield earned on the Company's securities portfolio increased from 6.23% for 1995 to 6.65% for 1996. Such increase in the average yield earned on the Company's securities portfolio was primarily due to the restructuring of the securities portfolio and the purchase of higher-yielding securities.

Interest Expense. The increase in interest expense during the year ended December 31, 1996 was primarily due to an increase in the average balance of deposits, particularly certificates of deposit. The average balance of deposits increased $146.2 million or 11.9% to $1.38 billion for 1996, $101.4 million of which consisted of an increase in the average balance of certificates of deposit and $33.8 million of which consisted of an increase in demand deposits, including noninterest-bearing checking, NOW and money market accounts. The increase in the average balance of deposits was primarily due to the full year impact of deposits acquired in the Gateway acquisition. The average rate paid on deposits increased slightly from 3.58% in 1995 to 3.65% in 1996.

Provision for Loan Losses. For the year ended December 31, 1996, the provision for loan losses amounted to $1.0 million. The Company did not make a provision for loan losses in 1995. The provision for loan losses during 1996 was due to, among other factors, management's continuing review of the risk elements in the Company's loan portfolio. In establishing provisions in 1996, management of the Company considered the overall increase in the Company's loan portfolio, the potential increased risk of loss generally attributed to commercial real estate loans, construction and land loans and commercial business loans as well as management's continuing experience with the loan portfolio acquired from Gateway and its consideration that, despite charge-offs of $2.7 million in 1996, the Company's total non-performing loans had not been reduced but had increased slightly since December 31, 1995.

Other Income. Other income amounted to $3.9 million and $4.0 million for the years ended December 31, 1996 and 1995, respectively. The increase of $2.3 million or 52.8% in service and fee income to $6.6 million for 1996 from $4.3 million for 1995 was offset by a $2.4 million increase in the loss from securities transactions to a loss of $2.7 million for 1996 from a loss of $305,000 for 1995. The increase in service and fee income was primarily due to an increase in the number of transaction accounts as a result of the Gateway acquisition. The increase in the loss from securities transactions for 1996 was due primarily to a restructuring of the Company's investment portfolio to increase the yield of such portfolio.

Other Expenses. Other expenses increased $7.1 million or 21.6% to $40.1 million for the year ended December 31, 1996 compared to the year ended December 31, 1995. Such increase was due to increases in personnel expenses, occupancy and equipment, amortization of intangible assets, professional fees and other miscellaneous expenses, which were partially offset by a decrease in FDIC insurance premiums.

     Personnel expenses increased $4.0 million or 25.9% to $19.7 million for 1996 compared to 1995 due to an increase in personnel as a result of the Gateway acquisition and normal merit and salary increases.

     Occupancy and equipment expenses increased $1.0 million or 23.6% to $5.4 million for 1996 compared to 1995 primarily due to the addition of three branch offices, a loan production facility and a trust department office as a result of the Gateway acquisition.

     Amortization of intangible assets increased $988,000 or 85.5% to $2.1 million for 1996 compared to 1995 due primarily to the Gateway acquisition. The excess of the purchase price over the fair value of the net assets acquired was $15.6 million and is being amortized on a straight-line basis over 20 years. The deposit premium paid was $7.0 million, and is being amortized on a straight-line basis over a period of 6 years.

     Professional fees increased $491,000 or 46.7% to $1.5 million for 1996 compared to 1995 primarily as a result of the use of various consulting firms to resolve issues from the Gateway acquisition, restructure the commercial lending function and conduct a technology platform review.

     Other miscellaneous expenses increased $1.6 mil-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

lion or 26.8% to $7.3 million for 1996 compared to 1995 due to increases in a variety of categories, including telephone and telecommunications, stationery and supplies, postage, insurance and legal fees related to non-performing loans.

     FDIC insurance premiums decreased $1.4 million or 99.9% to $2,000 for 1996 as a result of the reduction in insurance assessment rates by the FDIC in September 1995.

Provision for Income Taxes. The provision for income taxes amounted to $15.1 million and $13.3 million for 1996 and 1995, respectively, resulting in effective tax rates of 40.9% and 42.6%, respectively.

LIQUIDITY AND COMMITMENTS

     The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in federal funds sold and other short-term interest-earning assets which provide liquidity to meet lending requirements. Historically, the Company has been able to generate sufficient cash through its deposits and has only utilized borrowings to a very limited degree. During the year ended December 31, 1997, the Company entered into repurchase agreements as an alternative funding source. At December 31, 1997, such borrowings amounted to $250.0 million. The Company intends to continue to utilize repurchase agreements and FHLB advances to leverage its capital base and provide funds for its lending and investing activities.

     Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as federal funds sold or U.S. Treasury securities. On a longer term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-backed and mortgage-related securities and investment securities. At December 31, 1997, the total approved loan origination commitments outstanding amounted to $48.0 million and unused credit lines equalled $22.1 million. At the same date, the unadvanced portion of construction loans totaled $11.0 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1997, totaled $405.6 million. Investment securities scheduled to mature in one year or less at December 31, 1997 totalled $50.7 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that it will continue to have sufficient funds, together with borrowings, to meet its current commitments.

YEAR 2000

     The Company has completed its assessment of the Company's vulnerability to Year 2000 issues and has prepared initial estimates of the costs of resolution. The Company has signed a contract to have its most critical systems such as loans and deposits be processed by a new data processor. This processor has made a representation and warranty to be Year 2000 compliant by December 31, 1998. The costs of compliance will be borne by the vendor under the contract. Company personnel will participate in tests of this system as soon as practical to ensure full compliance. Failure to prepare this system for the Year 2000 would materially affect the Company's ability to operate and serve its customers. The Company's other information technology-controlled systems have also been identified and are in various states of readiness. Progress is underway to address these other issues, with an estimated cost of $50,000 to $100,000; the actual amount will depend on choices to be made by management in the coming months. This amount could increase materially if problems are noted in the testing process that have not yet been identified. The majority of these costs are expected to be incurred during calendar year 1998 and 1999; all such costs will be charged to expense as incurred.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

CONSOLIDATED STATEMENTS OF CONDITION

December 31, 1997 and 1996                                                                  1997                1996
------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                           (000's omitted)

Assets:
Cash and due from banks ...............................................................   $   58,435          $   43,522
Federal funds sold ....................................................................       90,500               9,100
Securities available for sale .........................................................    1,350,467             703,134
Loans, net ............................................................................    1,082,918             968,015
Accrued interest receivable ...........................................................       15,707              11,739
Bank premises and equipment, net ......................................................       19,737              18,675
Intangible assets, net ................................................................       18,414              20,490
Other assets ..........................................................................       14,992               7,648
                                                                                          ----------          ----------
    Total assets ......................................................................   $2,651,170          $1,782,323
                                                                                          ==========          ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Due depositors --
  Savings .............................................................................   $  827,757          $  832,584
  Time ................................................................................      520,693             500,570
  Money market ........................................................................       76,088              79,704
  NOW accounts ........................................................................       15,249              14,298
  Demand deposits .....................................................................      183,865             150,592
                                                                                          ----------          ----------
                                                                                           1,623,652           1,577,748
Borrowed Funds ........................................................................      250,042                  54
Advances from borrowers for taxes and insurance .......................................        4,623               4,563
Accrued interest and other liabilities ................................................       86,967              28,878
                                                                                          ----------          ----------
    Total liabilities .................................................................    1,965,284           1,611,243
                                                                                          ----------          ----------

Commitments and Contingencies (Note 12)

Stockholders' Equity:
  Common stock par value $.01 per share: 100,000,000 shares
    authorized; 45,130,312 issued and outstanding .....................................          451                 --
  Additional paid in capital ..........................................................      532,521                 --
  Retained earnings substantially restricted ..........................................      181,499             166,950
  Unallocated ESOP shares .............................................................      (41,262)                --
  Unrealized appreciation on securities available for sale, net of taxes ..............       12,677               4,130
                                                                                          ----------          ----------
    Total stockholders equity .........................................................      685,886             171,080
                                                                                          ----------          ----------
    Total liabilities and stockholders' equity ........................................   $2,651,170          $1,782,323
                                                                                          ==========          ==========


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1997, 1996 and 1995                          1997             1996             1995
-----------------------------------------------------------------------------------------------------------------------
                                                                                          (000's omitted)
Interest Income:
Loans ...................................................................   $ 84,031          $ 73,744         $ 58,136
Securities available for sale ...........................................     55,973            49,083           43,593
Federal funds sold ......................................................      6,808             1,603            2,627
                                                                            --------          --------         --------
      Total interest income .............................................    146,812           124,430          104,356
                                                                            --------          --------         --------

Interest Expense:
Savings .................................................................     25,192            21,111           20,817
Time ....................................................................     27,185            25,760           20,741
Money market, NOW and escrow ............................................      2,913             3,560            2,671
Borrowed funds ..........................................................      4,767                 6                5
                                                                            --------          --------         --------
      Total interest expense ............................................     60,057            50,437           44,234
                                                                            --------          --------         --------
    Net interest income .................................................     86,755            73,993           60,122

Provision for Loan Losses ...............................................      6,003             1,000             --
                                                                            --------          --------         --------
    Net interest income after provision for loan losses .................     80,752            72,993           60,122
                                                                            --------          --------         --------
Other Income (Loss):

Service and fee income ..................................................      7,539             6,639            4,345
Securities transactions .................................................        (85)           (2,710)            (305)
                                                                            --------          --------         --------
                                                                               7,454             3,929            4,040
                                                                            --------          --------         --------
Other Expenses:
Personnel ...............................................................     20,934            19,684           15,635
Occupancy and equipment .................................................      5,666             5,397            4,365
Amortization of intangible assets .......................................      2,076             2,143            1,155
FDIC Insurance ..........................................................        248                 2            1,414
Data processing .........................................................      3,950             2,842            2,398
Marketing ...............................................................      1,430             1,112            1,141
Professional fees .......................................................        933             1,542            1,051
Contribution to SISB Community Foundation ...............................     25,817               --              --
Other ...................................................................      7,671             7,344            5,794
                                                                            --------          --------         --------
      Total other expenses ..............................................     68,725            40,066           32,953
                                                                            --------          --------         --------
      Income before provision for income taxes ..........................     19,481            36,856           31,209

Provision for Income Taxes ..............................................      4,932            15,081           13,284
                                                                            --------          --------         --------
      Income before cumulative effect of accounting change ..............     14,549            21,775           17,925
      Cumulative effect of change in accounting
        for income taxes ................................................        --                --             4,700
                                                                            --------          --------         --------
      Net Income ........................................................   $ 14,549          $ 21,775         $ 13,225
                                                                            ========          ========         ========
Earnings (Loss) Per Share Since Conversion:
      Basic .............................................................  $    (.29)              N/A              N/A
      Fully diluted .....................................................  $    (.29)              N/A              N/A


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF INCOME

                                                                                                Unrealized
                                                                Unallocated                    Appreciation
                                                    Additional    Common                    (Depreciation) on
For the years ended                       Common     Paid-In      Stock         Retained   Securities Available
December 31, 1997, 1996 and 1995          Stock      Capital   Held by ESOP     Earnings  for Sale, Net of Taxes       Total
------------------------------------------------------------------------------------------------------------------------------
                                                                        (000's omitted)
Balance January 1, 1995 .............   $  --     $      --    $     --         $131,950       $ (6,506)              $125,444
Change in unrealized
  appreciation (depreciation)
  on securities, net of taxes .......                                                            11,413                 11,413
Net Income ..........................                                             13,225                                13,225
                                        --------------------------------------------------------------------------------------
Balance December 31, 1995 ...........      --            --          --          145,175          4,907                150,082
Change in unrealized
  appreciation (depreciation)
  on securities, net of taxes .......                                                              (777)                  (777)
Net Income ..........................                                             21,775                                21,775
                                        --------------------------------------------------------------------------------------
Balance December 31, 1996 ...........      --            --          --          166,950          4,130                171,080
Net proceeds from common
  stock issued in conversion ........      451       532,521                                                           532,972
Purchase of common stock
  by ESOP ...........................                            (41,262)                                              (41,262)
Change in unrealized
  appreciation (depreciation)
  on securities, net of taxes .......                                                             8,547                  8,547
Net income ..........................                                             14,549                                14,549
                                        --------------------------------------------------------------------------------------
Balance December 31, 1997 ...........   $  451      $532,521    $(41,262)       $181,499        $12,677               $685,886
                                        ======================================================================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1997, 1996 and 1995                          1997             1996              1995
-----------------------------------------------------------------------------------------------------------------------
                                                                                          (000's omitted)
Cash Flows from Operating Activities:
Net income                                                                  $ 14,549          $ 21,775         $ 13,225
Adjustments to reconcile net income
  to net cash provided by operating activities --
    Charitable contribution to SISB Community Foundation...............       25,817               --               --
    Depreciation and amortization .....................................        1,724             1,581            1,436
    Accretion and amortization of bond and mortgage premiums...........       (1,772)            1,053            4,724
    Amortization of intangible assets..................................        2,076             2,143            1,155
    Loss on sale of available for sale securities......................           85             2,710              305
    Other noncash expense (income).....................................       (2,707)           (3,529)          (1,968)
    Provision for loan losses..........................................        6,003             1,000             --
    Increase in deferred loan fees.....................................           74               578              105
    Decrease (increase) in accrued interest receivable.................       (3,969)            2,036            2,043
    Decrease (increase) in other assets................................       (4,691)              197           (2,271)
    (Decrease) increase in accrued interest and other liabilities......       62,337            (8,023)           6,471
    (Increase) decrease in deferred income taxes.......................      (13,327)             (190)           4,340
    Recoveries on loans................................................        1,047               968              336
                                                                            --------------------------------------------
      Net cash provided by operating activities........................     $ 87,246          $ 22,299         $ 29,901
                                                                            --------------------------------------------
Cash Flows from Investing Activities:
Maturities of investment securities....................................          --                --           110,258
Purchases of investment securities.....................................          --                --           (87,649)
Maturities of available for sale securities............................      180,489           189,180           90,149
Sales of available for sale securities.................................       97,757           240,417          115,641
Purchases of available for sale securities.............................     (910,305)         (345,700)        (178,036)
Principal collected on loans...........................................      167,260           113,881          128,305
Purchase of loans......................................................          --                --           (10,631)
Sales of loans.........................................................        4,289             3,340           21,858
Loans made to customers................................................     (289,512)         (287,950)        (216,305)
Capital expenditures...................................................       (2,786)           (3,448)          (2,481)
Acquisition of Gateway Bancorp, Inc., net of cash acquired.............          --                --            13,564
                                                                            --------------------------------------------
      Net cash used in investing activities............................     (752,808)          (90,280)         (15,327)
                                                                            --------------------------------------------
Cash Flows from Financing Activities:
Net increase in deposit accounts.......................................       45,964            43,340           32,705
Borrowings.............................................................      249,988               --               --
Issuance of Common Stock...............................................      507,185               --               --
Loan to ESOP for purchase of shares....................................      (41,262)              --               --
                                                                            --------------------------------------------
      Net cash provided by financing activities........................      761,875            43,340           32,705
                                                                            --------------------------------------------
      Net (decrease) increase in cash and cash equivalents.............       96,313           (24,641)          47,279

Cash and Cash Equivalents, beginning of year...........................       52,622            77,263           29,984
                                                                            --------------------------------------------
Cash and Cash Equivalents, end of year.................................     $148,935          $ 52,622         $ 77,263
                                                                            ============================================
Supplemental Disclosures of Cash Flow Information:
Cash paid for --
  Interest.............................................................     $ 60,054          $ 50,450         $ 44,200
  Income taxes.........................................................       14,298            14,381           14,081


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997, 1996 and 1995

1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

     The accounting and reporting policies of Staten Island Bancorp, Inc. (the "Company") and subsidiary conform with generally accepted accounting principles and to general practice within the banking industry. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

Basis of Presentation

     The accompanying consolidated financial statements include the amounts of the Company and its wholly-owned subsidiary Staten Island Savings Bank (the "Bank"). All significant intercompany transactions and balances are eliminated in consolidation.

     As more fully discussed in Note 2, the Company, a Delaware corporation, was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank pursuant to the conversion of the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company is subject to the financial reporting requirements of the Securities and Exchange Act of 1934, as amended.

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported assets, liabilities, revenues and expenses as of the dates of the financial statements. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold for the years ended December 31, 1997, 1996 and 1995.

Securities Available For Sale

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt and equity securities used as part of the Company's asset/liability management that may be sold in response to changes in interest rates, reported at fair value, with unrealized gains and losses excluded from earnings and reported on an after-tax basis in a separate component of stockholders' equity. Gains and losses on the disposition of securities are recognized on the specific-identification method in the period in which they occur.

     Premiums and discounts on mortgage backed securities are amortized over the average life of the security using a method which approximates the level-yield method.

     Due to a one time reassessment under SFAS 115, the Bank in December 1995 reclassified $314,588,000 of securities which were held to maturity to available for sale at a market value of $316,715,000.

Loans

     Loans are stated at the principal amount outstanding, net of unearned income. Loan origination fees are recognized in interest income as an adjustment to yield over the life of the loan. Loans are placed on nonaccrual status when management has determined that the borrower will be unable to meet contractual principal or interest obligations or when unsecured interest or principal payments are 90 days past due. When a loan is classified as nonaccrual, the recognition of interest income ceases. Interest previously accrued and remaining unpaid is reversed against income. Cash payments received are applied to principal, and interest income is not recognized unless management determines that the financial condition and payment record of the borrower warrant the recognition of income.

     The Bank has defined its impaired loans as its nonaccrual loans under the guidance of SFAS No. 114, entitled, "Accounting by Creditors for Impairment of a Loan." Pursuant to this accounting guidance, a valuation allowance is recorded on impaired loans to reflect the difference, if any, between the loan face value and the present value of projected cash flows, observable fair value or collateral value. This valuation allowance is reported within the overall allowance for loan losses.

Allowance for Loan Losses

     The allowance for loan losses is established by management to absorb future charge-offs of loans deemed uncollectible. The allowance is increased or decreased by charges to operations and reduced by net charge-offs. The amount of the allowance is based on estimates and the ultimate losses may vary from the current estimates. These estimates are evaluated periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known. Considerations in this evaluation include past and anticipated loss experience, evaluation of real estate collateral, as well as current and anticipated economic conditions.

Bank Premises and Equipment

     Bank premises and equipment are carried at cost, less allowance for depreciation and amortization applied on a straight-line basis over the estimated useful lives of 10 to 50 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment.

Core Deposit Intangibles

     Core deposit intangibles, which resulted from acquisitions, are being amortized on a straight-line basis to expense over the estimated periods benefited, not exceeding six years. Core deposit intangibles of

$4,278,000 and $5,444,000 as of December 31, 1997 and 1996, respectively, are included in intangible assets in the accompanying financial statements.

Investments in Real Estate

     Investments in real estate consist of real estate acquired through foreclosure or by deed in lieu of foreclosure ("real estate owned" or "REO"). REO properties are carried at the lower of cost or fair value at the date of foreclosure (new cost basis) and at the lower of the new cost basis or fair value less estimated selling costs thereafter.

Income Taxes

     Deferred income taxes provide for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes.

Earnings Per Share

     Earnings per share is computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding, adjusted for the unallocated portion of shares held by the Employee Stock Ownership Plan (ESOP). Since the conversion on December 22, 1997, basic and fully diluted weighted average common stock outstanding was 41,691,812 shares, (adjusted for unallocated ESOP shares).

Employee Benefits

     The Company follows AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6") to account for the established ESOP. SOP 93-6 requires that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to paid in capital. Therefore, total capital will not be affected.

New Accounting Pronouncements

     In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996.

     In March 1997, the FASB issued Statement 128, "Earnings per Share," superseding Opinion 15. The main goal of the Statement is to harmonize the EPS calculation in the United States with those common in other countries and with International Accounting Standard No. 33. The Statement is effective for fiscal years ending after December 15, 1997.

     In March 1997, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure." Statement 129 continues the existing requirements to disclose the pertinent rights and privileges of all securities other than ordinary common stock but expands the number of companies subject to portions of its requirements. The Statement is effective for financial statements for periods ending after December 15, 1997.

     The adoption of SFAS No. 125, 128, and 129 did not have a material impact effect on the Company's financial statements.

     In July 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income." Statement 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Statement is effective for fiscal years beginning after December 15, 1997 with earlier application permitted.

     In July 1997, the FASB issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." Statement No. 131 requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. The Statement is effective for fiscal years beginning after December 15, 1997 with earlier application permitted.

     In management's opinion, SFAS Nos. 130 and 131 when adopted, will not have a material effect on the Company's financial statements.

Reclassifications

     Certain reclassifications have been made to the December 31, 1996 financial statements to conform with current year presentation.

2.   ORGANIZATION/FORM OF OWNERSHIP

     The Bank was originally founded as a New York State chartered savings bank in 1864. In August 1997, the Bank converted to a federally-chartered mutual savings bank and is now regulated by the Office of Thrift Supervision. The Bank is a community bank providing a complete line of retail and commercial banking services along with trust services. Individual customer deposits are insured up to $100,000 by the Federal Deposit Insurance Corporation.

     On April 16, 1997, the Board of Directors of the Bank adopted a Plan of Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of a holding company. As part of the conversion, the Company was incorporated under Delaware law in July 1997. The Company completed its initial public offering on December 22, 1997 and issued 42,981,250 shares of common stock resulting in proceeds of $507,183,000, net of expenses totaling $8,591,000. The Company used $253,592,000 or 50% of the net proceeds to purchase all of the outstanding stock of the Bank. The Company also loaned $41,262,000 to the ESOP which purchased 3,438,500 shares of the Company's stock in the initial public offering.

     As part of the Plan of Conversion, the Company formed the SISB Community Foundation and donated 2,149,062 shares of the Company valued at approximately $25,789,000. The Company recorded a contribution expense charge and a corresponding deferred tax benefit of $11,987,000 for this donation. The formation of this private charitable foundation is to further the Bank's commitment to the communities that it serves.

     Additionally, the Bank established, in accordance with the requirements of the Office of Thrift Supervision (OTS) a liquidation account for $183,947,000 which was equal to its capital as of the date of the latest consolidated statement of financial condition (September 30, 1997) appearing in the IPO prospectus supplement. The liquidation account is reduced as and to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in deposits do not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying balances for accounts then held.

     In addition to the restriction described above, the Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholder's equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

3.   ACQUISITION

     On August 18, 1995, the Bank acquired all of the outstanding shares of Gateway Bancorp, Inc., a Staten Island commercial bank with over $300 million in total assets, for cash consideration totaling $57,933,000, including deal costs. The fair market value of the assets and liabilities acquired were $338,978,000 and $281,726,000 respectively.

     The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was $15,613,000 and has been recorded as goodwill, which is being amortized on a straight-line basis over 20 years. The amount of goodwill amortization for 1997, 1996 and 1995 was $781,000, $781,000, and $272,000
respectively, and is included in other expenses.

4.   REGULATORY MATTERS

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) imposes a number of mandatory supervisory measures on banks and thrift institutions. One of the items FDICIA imposed was certain minimum capital requirements or classifications. Such classifications are used by the FDIC and other bank regulatory agencies to determine matters ranging from each institution's semi-annual FDIC deposit insurance premium assessments, to approvals of applications authorizing institutions to grow their asset size or otherwise expand business activities. Under OTS capital regulations, the Bank is required to comply with each of three separate capital adequacy standards. Set forth below is a summary of the Bank's compliance with OTS capital standards as of December 31, 1997 and 1996 (000's omitted):

                              December 31, 1997
                      ------------------------------------
                        Actual      %      Required    %
----------------------------------------------------------
Tangible
  capital .........   $383,789   14.67%    $39,233   1.50%
Core capital ......    383,067   14.81%     78,594   3.00%
Risk-based
  capital .........    401,991   36.14%     88,973   8.00%

                              December 31, 1996
                      ------------------------------------
Tangible
  capital .........   $146,460    8.33%    $26,366   1.50%
Core capital ......    166,950    9.50%     52,731   3.00%
Risk-based
  capital .........    156,437   18.89%     66,260   8.00%

5.   SECURITIES AVAILABLE FOR SALE

     The amortized cost and approximate market value of securities available for sale are summarized as follows:

                                          December 31, 1997
                       -------------------------------------------------------
                                         Gross         Gross
                          Amortized   Unrealized     Unrealized      Market
                            Cost         Gains         Losses         Value
------------------------------------------------------------------------------
                                        (000's omitted)
Debt securities:
U.S. Government
  and agencies .....   $   105,491   $     1,128    $      --      $   106,619
GNMA, FNMA
  and FHLMC
  mortgage
  participation
  certificates .....       815,485        11,334            (90)       826,729
Agency CMOs ........       166,587         1,133           --          167,720
Privately
  issued CMOs ......       171,034           402           (215)       171,221
Other ..............         3,285          --               (1)         3,284
                       -------------------------------------------------------
                         1,261,882        13,997           (306)     1,275,573
                       -------------------------------------------------------

Marketable equity
  securities:
  Common
    stocks .........        23,643         4,424           (841)        27,226
  Preferred
    stocks .........        15,965           584           --           16,549
  IIMF capital
    appreciation ...        24,599         6,520           --           31,119
                       -------------------------------------------------------
                            64,207        11,528           (841)        74,894
                       -------------------------------------------------------

    Total securities
      available
      for sale .....   $ 1,326,089   $    25,525    $    (1,147)   $ 1,350,467
                       =======================================================


                                       December 31, 1996
                       ------------------------------------------------
                                       Gross        Gross
                       Amortized    Unrealized    Unrealized    Market
                          Cost         Gains        Losses       Value
-----------------------------------------------------------------------
                                 (000's omitted)
Debt securities:
U.S. Government
  and agencies .....   $ 141,833   $     821    $    (101)   $ 142,553
State and
  municipals .......       3,045          30         --          3,075
GNMA, FNMA
  and FHLMC
  mortgage
  participation
  certificates .....     408,424       6,578         (502)     414,500
Agency CMOs ........      33,956         104           (4)      34,056
Privately
  issued CMOs ......      49,495          75         (326)      49,244
Other ..............       3,841        --            (16)       3,825
                       ------------------------------------------------
                         640,594       7,608         (949)     647,253
                       ------------------------------------------------

Marketable equity
  securities:
  Common
    stocks .........           1         352         --            353
  Preferred
    stocks .........      10,682         150          (47)      10,785
  IIMF capital
    appreciation ...      22,914       1,400         (124)      24,190
  Adjustable
    rate and
intermediate
mortgage
funds ..............      21,000        --           (447)      20,553
                       ------------------------------------------------
                          54,597       1,902         (618)      55,881
                       ------------------------------------------------

    Total securities
      available
      for sale .....   $ 695,191   $   9,510    $  (1,567)   $ 703,134
                       ================================================

     The amortized cost and market value of debt securities available for sale at December 31, 1997 and 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                      December 31, 1997        December 31, 1996
                  -------------------------------------------------
                    Amortized      Market     Amortized      Market
                       Cost        Value         Cost        Value
                  -------------------------------------------------
                              (000's omitted)
Due in one
  year or less... $   30,329   $   30,416   $   22,995   $   23,008
Due after one
  year through
  five years ..       29,978       47,153       94,056       94,652
Due after five
  years through
  ten years ...       45,284       29,149       25,917       26,012
Due after
  ten years ...      171,204      171,391        3,045        3,075
                  -------------------------------------------------
                     276,795      278,109      146,013      146,747
GNMA,
  FNMA and
FHLMC
mortgage
participation
certificates ..      985,087      997,464      494,581      500,506
                  -------------------------------------------------
                  $1,261,882   $1,275,573   $  640,594   $  647,253
                  =================================================

     Proceeds from sales of securities available for sale during 1997, 1996 and 1995 were $97,757,000, $240,417,000 and $115,641,000 with realized gross gains of $945,000, $488,000 and $181,000 realized gross losses of $1,030,000,
$3,198,000 and $486,000, respectively.

Other

     Under a securities lending agreement, the Bank's investment custodian made loans of the Bank's available for sale securities with a market value of approximately $65,563,000 and $24,200,000 as of December 31, 1997 and 1996,
respectively. Cash collateral received for such loans exceeded 100% of the market value of all loaned securities.

6.   LOANS

     A significant portion of the Bank's loans are to borrowers who are domiciled on Staten Island. The income of many of those customers is dependent on the New York City economy. In addition, most of the Bank's real estate loans involve mortgages on Staten Island properties. Thus, the Bank's loan portfolio is susceptible to the economy of Staten Island, a borough of New York City, which is its primary market place.

     While management uses available information to provide for losses of value on loans and foreclosed properties, future loss provisions may be necessary based on changes in economic conditions. In addition, the Bank's regulators, as an integral part of their examination process, periodically review the valuation of the Bank's loans and foreclosed properties. Such regulators may require the Bank to recognize write-downs based on judgments different from those of management.

     Loans, net consist of the following at December 31, 1997 and 1996:

                                                              1997           1996
---------------------------------------------------------------------------------
                                                                (000's omitted)
Loans secured by
  mortgages on real estate:
1-4 family residential .............................   $   863,694    $   743,089
Multifamily properties .............................        28,218         26,444
Commercial properties ..............................       120,084        115,593
Home equity ........................................         6,538          7,464
Construction and land ..............................        40,476         28,779
Less -- Deferred origination
  fees and unearned
  income, net ......................................        (4,116)        (6,788)
                                                       --------------------------
  Net loans secured by
    mortgages on real estate .......................     1,054,894        914,581
                                                       --------------------------
Other loans:
Student ............................................         4,033          4,522
Automobile leases ..................................          --           28,249
Passbook ...........................................         6,929          5,933
Discounted loans ...................................        11,259          6,731
Commercial .........................................         8,300          8,264
Other ..............................................        13,212          9,712
                                                       --------------------------
  Net other loans ..................................        43,733         63,411
  Net loans before the
    allowance for loan losses ......................     1,098,627        977,992
Allowance for loan losses ..........................       (15,709)        (9,977)
                                                       --------------------------
  Net loans ........................................   $ 1,082,918    $   968,015
                                                       ==========================

     A summary of activity in the allowance for loan losses for the years ended December 31, 1997, 1996 and 1995, is as follows:

                             1997        1996        1995
---------------------------------------------------------
Beginning balance ....   $  9,977    $ 10,704    $  3,124
  Increase as a result
    of acquisition ...       --          --         8,026
  Provision charged
    to operations ....      6,003       1,000        --
  Charge-offs ........     (1,318)     (2,695)       (782)
  Recoveries .........      1,047         968         336
                         --------------------------------
Ending balance .......   $ 15,709    $  9,977    $ 10,704
                         ================================

     Nonaccrual loans totaled $21,316,000 at December 31, 1997, which is also the Bank's recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 and SFAS No. 118. Nonaccrual loans totaled approximately $22,751,000 at December 31, 1996. The loss of interest income associated with loans on nonaccrual status was approximately $899,000, $696,000 and $727,000 for the years ended December 31 1997, 1996 and 1995 respectively.

     At December 31, 1997, the valuation allowance related to all impaired loans totaled $6,258,000 and is included in the allowance for loan losses shown on the balance sheet. The average recorded investment in impaired loans for the twelve months ended December 31, 1997, was approximately $23,154,000.

     At December 31, 1997 and 1996, the Bank has other real estate totaling approximately $618,000 and $1,103,000, respectively, classified in other assets.

     At December 31, 1997 and 1996, the Bank was servicing mortgages for others totaling approximately $156,865,000 and $148,422,000, respectively.

     At December 31, 1997 and 1996, the Bank has balances outstanding from various officers totaling approximately $2,472,000 and $2,424,000, respectively.

7.   BANK PREMISES AND EQUIPMENT

     Bank premises and equipment at December 31, 1997 and 1996, are summarized as follows:

                                       1997         1996
---------------------------------------------------------
                                       (000's omitted)
Land, building and
  leasehold improvements ........   $ 21,662     $ 19,969
Furniture, fixtures
  and equipment .................     11,434       10,928
                                    ---------------------
                                      33,096       30,897
Less -- Accumulated
  depreciation and
  amortization ..................    (13,359)     (12,222)
                                    ---------------------
                                    $ 19,737     $ 18,675
                                    =====================

8.   DUE DEPOSITORS

     Scheduled maturities of time deposits at December 31, 1997, are summarized as follows (000's omitted):

                                                 Weighted
                                                  Average
                                      Amount       Rate
---------------------------------------------------------
1998...............................  $405,565      5.13%
1999...............................    80,887      5.39%
2000...............................    19,909      6.09%
2001...............................     6,107      5.28%
2002 and thereafter................     8,225      5.56%
                                     --------------------
                                     $520,693      5.21%
                                     ====================

     The aggregate amounts of outstanding time certificates of deposit in denominations of $100,000 or more at December 31, 1997 and 1996 were approximately $99,915,000 and $98,204,000, respectively.

9.   BORROWED FUNDS

     The Bank was obligated for borrowings of $250,042,000 as of December 31, 1997. Reverse repurchase agreements total $250,000,000 with a weighted average rate of 5.86%, with $235,000,000 maturing in 1998 and $15,000,000 in 1999. The remaining $42,000 represents a mortgage on bank property. The average balance of borrowings for 1997 was $81,071,000 with a weighted average rate of 5.88%.

10.  ACCOUNTING FOR PENSION
     COSTS AND OTHER
     POSTRETIREMENT BENEFITS

Pension Plan

     The Bank maintains a noncontributory defined benefit pension plan (the "Plan") covering substantially all full-time employees 21 years of age or older. The benefits are computed as 2% of the highest three-year average annual earnings multiplied by credited service, to a maximum of 60% of average annual earnings. The annual benefit is reduced by 5% for each year the benefit payments commence before age 65. The amounts contributed to the Plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes, or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency in accordance with federal law and regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets of the Plan are primarily invested in various equity and fixed income funds.

     Costs of the Bank's retirement plan are accounted for in accordance with SFAS No. 87. The following table sets forth the Plan's funded status and amounts recognized in the Bank's financial statements at December 31, 1997 and 1996, based upon the latest available actuarial measurement dates of September 30, 1997 and 1996, respectively.

                                                               1997        1996
-------------------------------------------------------------------------------
                                                               (000's omitted)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation,
    including vested benefits of
    $14,941 and $13,240 in 1997
    and 1996, respectively .............................   $ 15,217    $ 13,948
                                                           ====================
  Projected benefit obligation for
    service rendered to date ...........................   $ 18,630    $ 17,237
  Plan assets at fair value ............................     23,002      18,582
                                                           --------------------
    Plan assets in excess
      of projected benefit
      obligation .......................................      4,372       1,345
  Amount contributed
    after valuation date ...............................       --           330
  Unrecognized net (asset) at
    transition being recognized
    over 11.08 years ...................................       (191)       (320)
  Unrecognized past
    service liability ..................................        440         486
  Unrecognized net (gain) loss .........................     (3,221)       (551)
                                                           --------------------
    Prepaid pension cost ...............................   $  1,400    $  1,290
                                                           ====================

                                   For the Years Ended
                               ------------------------------
                                  1997       1996       1995
-------------------------------------------------------------
Net pension cost for 1997,
  1996 and 1995 included
  the following components:
  Service cost - benefits
    earned during
    the period .............   $   981    $   908    $   555
  Interest cost on projected
    benefit obligation .....     1,243      1,206        911
  Actual return on
    plan assets ............    (4,213)    (2,275)    (2,398)
  Amortization of --
    Unrecognized past
      service liability ....        47         48        (27)
    Unrecognized
      transition asset .....      (129)      (129)      (129)
    Deferred
      investment gain ......     2,714      1,007      1,476
                               ------------------------------
      Net pension cost
        included in
        personnel
        expenses ...........   $   643    $   765    $   388
                               ==============================

     Major assumptions utilized:

                                           December 31,
                                   ---------------------------
                                   1997       1996       1995
--------------------------------------------------------------
Discount rate ..................   7.25%      7.50%      7.50%
Rate of increase in
  compensation levels ..........   5.00       5.50       5.50
Expected long-term rate
  of return on Plan assets......   8.00       8.00       8.00

Postretirement Benefits

     The Bank provides postretirement benefits, including medical care and life insurance, which cover substantially all active employees upon their retirement.

     The following table reconciles the Plan's status to the accrued postretirement benefit cost included in other liabilities on the statements of condition as of December 31, 1997 and 1996:

                                                              1997       1996
------------------------------------------------------------------------------
                                                              (000's omitted)
Accumulated postretirement
  benefit obligation:
Retirees ...............................................   $ 1,514    $ 2,084
Other fully eligible participants ......................     2,592      1,954
Unrecognized (loss) ....................................      (747)      (954)
Unrecognized past service liability ....................       657        732
                                                           -------------------
  Accrued postretirement
    benefit cost .......................................   $ 4,016    $ 3,816
                                                           ===================

     Net periodic postretirement benefit cost for 1997, 1996, and 1995 included the following components:

                                                      For the Years Ended
                                                   -----------------------
                                                    1997     1996     1995
--------------------------------------------------------------------------
                                                        (000's omitted)
Service cost -- benefits
  attributed to service
  during period .................................  $ 204    $ 175    $ 219
Interest cost on accumulated
  postretirement
  benefit obligation ............................    269      297      346
Amortization of:
  Unrecognized loss .............................     10       51       22
  Unrecognized past
    service liability ...........................    (75)     (75)      11
                                                   -----------------------
    Net periodic
      postretirement
      benefit cost ..............................  $ 408    $ 448    $ 598
                                                   =======================

     The average health care cost trend rate assumption significantly affects the amounts reported. For example, a 1% increase in this rate would increase the accumulated benefit obligation by $196,000, $128,200 and $319,000 at December 31, 1997, 1996 and 1995 respectively, and increase the net periodic cost by $27,700, $7,000 and $18,000 for the years ended

December 31, 1997, 1996 and 1995, respectively. The postretirement benefit cost components for 1997 were calculated assuming average health care cost trend rates ranging up to 7.5% and grading to 5% in 2005 and thereafter.

     The pension and postretirement benefit plans of Gateway Bancorp, Inc. were terminated upon the Bank's acquisition of Gateway. Accrued benefits attributable to former Gateway employees were rolled into the Bank's existing plans.

401(k) Plan

     The Bank has a 401(k) plan (the "Plan") covering substantially all full-time employees. The Plan provides for employer matching contributions subject to a specified maximum, and also contains a profit-sharing feature which provides for contributions at the discretion of the Bank. Amounts charged to operations for the years ended December 31, 1997, 1996 and 1995 were approximately $1,266,348, $1,426,500 and $1,142,000 respectively.

Employee Stock Ownership Plan

     The ESOP borrowed $41,262,000 from the Company and used the funds to purchase 3,438,500 shares of the Company's stock issued in the conversion. The loan has an interest rate of 8.25% and will be repaid over a 15 year period. The loan was issued on December 22, 1997. Shares purchased are held in a suspense account for allocation among the participants as the loan is paid. Contributions to the ESOP and shares released from the loan collateral will be in an amount proportional to repayment of the ESOP loan. Shares allocated will first be used for the employer matching contribution for the 401(K) plan with the remaining shares allocated to the participants based on compensation as described in the plan, in the year of allocation. The vesting schedule will be the same as the Bank's current 401(K) plan. Forfeitures from the 401(K) match portions will be used to reduce the employer 401(K) match expense while forfeitures from shares allocated to the participants will be allocated among the participants the same as contributions. There were no shares allocated in 1997.

Supplemental Executive Retirement Plan

     In 1993, the Bank adopted a Supplemental Executive Retirement Plan (the "Executive Plan") for certain senior officers that provides for payments upon retirement, death or disability. The annual benefit is based upon annual salary (as defined) plus interest. Amounts charged to operations for the years ended December 31, 1997, 1996 and 1995 were $186,000, $255,000 and $54,000, respectively.

11.  INCOME TAXES

     The provision for income taxes consists of the following:

                                                        1997        1996        1995
------------------------------------------------------------------------------------
                                                              (000's omitted)
Current:
Federal .........................................   $ 14,137    $ 11,213    $  9,242
State ...........................................      3,150       2,489       2,865
City ............................................        227       3,294       2,780
                                                    --------------------------------
                                                      17,514      16,996      14,887
Deferred ........................................    (12,582)     (1,915)     (1,603)
                                                    --------------------------------
                                                    $  4,932    $ 15,081    $ 13,284
                                                    ================================

     The following table reconciles the federal statutory rate to the Bank's effective tax rate (000's omitted):

                                      December 31, 1997
                                    ---------------------
                                               Percentage
                                                of Pretax
                                    Amount       Income
---------------------------------------------------------
Federal tax at statutory rate ...   $ 6,818        35.0%
State and local income taxes ....    (2,313)      (11.9)
Tax-exempt dividend income ......      (305)       (1.5)
Amortization of goodwill ........       318         1.6
Other ...........................       414         2.1
                                    ---------------------
  Income tax provision ..........   $ 4,932        25.3%
                                    =====================

                                           December 31, 1996
                                         ---------------------
                                                    Percentage
                                                     of Pretax
                                         Amount       Income
--------------------------------------------------------------
Federal tax at statutory rate .......    $13,022        35.0%
State and local income taxes ........      2,057         5.5
Tax-exempt interest .................        (69)        (.2)
Tax-exempt dividend income ..........       (276)        (.7)
Amortization of goodwill ............        318         (.2)
Other................................         29          .8
                                         ---------------------
  Income tax provision ..............    $15,081        40.5%
                                         =====================

                                             December 31, 1995
                                           ---------------------
                                                      Percentage
                                                       of Pretax
                                            Amount      Income
----------------------------------------------------------------
Federal tax at statutory rate ..........   $10,923        35.0%
State and local income taxes ...........     2,872         9.2
Tax-exempt interest ....................      (101)        (.3)
Other ..................................      (410)       (1.3)
                                           -------------------
  Income tax provision .................   $13,284        42.6%
                                           ===================

     The following is a summary of the income tax (liability) receivable at December 31, 1997 and 1996 (000's omitted):

                                        1997        1996
--------------------------------------------------------
Current taxes                        $    86     $   632
Deferred taxes                         2,653      (4,248)
                                     -------------------
                                     $ 2,739     $(3,616)
                                     ===================


     The components of the net deferred tax (liability) asset at December 31, 1997 and 1996 are as follows (000's omitted):

                                 1997       1996
------------------------------------------------
Assets
Contribution to Foundation.. $ 10,105   $   --
Allowance for Loan Losses...    6,598      4,789
Post Retirement Accrual ....    1,672      1,815
Nonaccrual Loans ...........      706        957
Deferred Compensation ......      813        762
IGIC Investment ............      381        242
Deferred Loan Fees .........      339        581
Other ......................      827      1,225
                             -------------------
  Gross Deferred Tax Asset..   21,441     10,371
  Valuation Allowance ......     --         --
  Total ....................   21,441     10,371
                             -------------------
Liabilities
Bad Debt Recapture
  Under Section 593 ......      2,950      5,550
Deposit Premium ..........      1,797      2,613
Unrealized Gain on
  AFS Securities .........     10,239      3,813
Pension Plan .............        572        436
Bond Discounts ...........        331        275
Other ....................      2,899      1,932
                             -------------------
  Gross Deferred
    Tax Liability ........     18,788     14,619
                             -------------------
  Net Deferred
    Tax Asset (Liability)    $  2,653   $ (4,248)
                             ===================

     At December 31, 1997, the net deferred tax asset is included in other assets and at December 31, 1996, the net deferred tax liability is included in other liabilities in the accompanying financial statements.

Bad Debt Deduction

   Through January 1, 1996, under Section 593 of the Internal Revenue Code, thrift institutions such as the Bank which met certain definitional tests, primarily relating to their assets and the nature of their business, were permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans", which are generally loans secured by certain interests in real property, was computed using an amount based on the Bank's actual loss experience (the "Experience Method"), or a percentage equal to 8% of the Bank's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the nonqualifying reserve. Similar deductions or additions to the Bank's bad debt reserve are permitted under the New York State Bank Franchise Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI Method was approximately 32% rather than 8%.

     Effective January 1, 1996, Section 593 was amended, and the Bank is unable to make additions to its federal tax bad debt reserve, is permitted to deduct bad debts only as they occur and is additionally required to recapture (that is, take into taxable income) over a six year period, beginning with the Bank's taxable year beginning on January 1, 1996, the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987, or over a lesser amount if the Bank's loan portfolio has decreased since December 31, 1987. Such recapture requirements have been deferred for taxable years through December 31, 1997, as the Bank originated a minimum amount of certain residential loans based upon the average of the principal amounts of such loans originated by the Bank during its six taxable years preceding January 1, 1996.

     The New York State tax law has been amended to prevent a similar recapture of the Bank's bad debt reserve, and to permit continued future use of the bad debt reserve method for purposes of determining the Bank's New York State tax liability. In connection with this change, which also provides for an indefinite deferral of the recapture of the bad debt reserves generated for New York State purposes, the Bank reversed $2.1 million in 1996 of previously deferred income taxes related to the bad debt reserves accumulated for New York State purposes.

     The New York City tax law was amended in the first quarter of 1997 and is now similar to the New York State tax law regarding bad debt reserves and provides for the indefinite deferral of the recapture of bad debt reserves generated for New York City purposes. The Bank reversed $2.6 million in 1997 of previously deferred income taxes related to the bad debt reserve accumulated for New York City purposes. Prior to the tax law changes mentioned above, for New York State and New York City purposes, the bad debt deduction was equal to a multiple of the federal bad debt deduction, which is approximately four times the federal amount.

     In 1995, the Bank began providing for deferred taxes on the state and city deduction which has accumulated since 1987 (the base year as defined by SFAS No. 109, "Accounting for Income Taxes"). The cumulative effect of this change in accounting principle was $4,700,000 and is reflected on the statement of income.

State, Local and Other Taxes

     The Company files state and local tax returns on a calendar-year basis. State and local taxes imposed on the Company consist of New York State franchise tax, New York City Financial Corporation tax and Delaware franchise tax. The Company's annual liability for New York State and New York City purposes is the greater of a tax on income or an alternative tax based on a specified formula. The Company's liability for Delaware franchise tax is based on the lesser of a tax based on an authorized shares method or an assumed par value capital method, however, under each method, the Company's total tax will not exceed $150,000.

12.  COMMITMENTS AND
     CONTINGENCIES AND RELATED
     PARTY TRANSACTIONS

     In the normal course of business, there are various outstanding commitments and contingent liabilities, such as standby letters of credit and commitments to extend credit, which are not reflected in the accompanying financial statements. The Bank uses the same policies in making commitments as it does for on-balance sheet instruments. No material losses are anticipated as a result of these transactions. The Bank is contingently liable under standby letters of credit in the amount of $1,636,000 and $1,424,000 at December 31, 1997 and 1996,
respectively. In addition, at December 31, 1997 and 1996, mortgage loan commitments and unused balances under revolving credit lines were $81,100,000 and $54,260,000, respectively.

     Total operating rental commitments on bank facilities, which expire at various dates through June 2007, exclusive of renewal options, are as follows (000's omitted):

1998 ............................................   $  671
1999 ............................................      617
2000 ............................................      443
2001 ............................................      444
2002 and thereafter .............................    1,020
                                                    ------
                                                    $3,195
                                                    ======

     Rental expense included in the statements of income was approximately $702,000, $708,000 and $452,000 for the years ended December 31, 1997, 1996 and
1995, respectively.

     In October of 1997, the Company became the primary owner of an entity that provides data processing services to the Bank. Based on its assessment of the continuing viability of this company, the Bank had earlier in 1997, written off it's entire investment of $969,000 which is reflected in data processing expense. The Company intends to liquidate this company in 1998 with no material effect on the Company's financial statements. As a result this data processing company is not included in the consolidated financial statements of the Company. In early 1998, the Bank signed a contract to outsource substantially all of its data processing to another data service provider.

13.  DISCLOSURES ABOUT FAIR VALUE OF
     FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks and Federal Funds Sold

     For these short-term instruments the carrying amount is a reasonable estimate of fair value.

Accrued Interest

     The carrying amount is a reasonable estimate of fair value.

Securities Available for Sale

     Fair values for securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

     For loans, fair value is based on the credit and interest rate characteristics of individual loans. These loans are stratified by type, maturity, interest rate, underlying collateral where applicable, and credit quality ratings. Fair value is estimated by discounting scheduled cash flows through estimated maturities using discount rates which in management's opinion best reflect current market interest rates that would be charged on loans with similar characteristics and credit quality. Credit risk concerns are reflected by adjusting cash flow forecasts, by adjusting the discount rate or by adjusting both.

Deposit Liabilities

     The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

     Demand deposits, savings accounts and certain money market deposits are valued at their carrying value. In the Bank's opinion, these deposits could be sold at a premium based on management's knowledge of the results of recent sales of financial institutions in the New York City area.

Advances from Borrowers for Taxes and Insurance

     The carrying amount is a reasonable estimate of fair value.

Commitments to Extend Credit

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.

     The estimated fair values of the Bank's financial instruments are as follows:

                                     December 31, 1997
                                --------------------------
                                   Carrying       Fair
                                    Amount        Value
----------------------------------------------------------
                                      (000's omitted)
Financial assets:
Cash and due from banks .....   $    58,435    $    58,435
Federal funds sold ..........        90,500         90,500
Securities available for sale     1,350,467      1,350,467
Loans .......................     1,098,627      1,107,013
Less -- Allowance
  for loan losses ...........       (15,709)          --
Accrued interest receivable .        15,707         15,707

Financial liabilities:
Savings and demand deposits .     1,102,961      1,102,961
Time deposits ...............       520,693        521,841
Advances from borrowers for
  taxes and insurance .......         4,623          4,623
Accrued interest payable ....           972            972
Unrecognized
  financial instruments:
  Commitments to
    extend credit ...........          --              131

                                     December 31, 1996
                                -----------------------
                                   Carrying       Fair
                                    Amount        Value
-------------------------------------------------------
                                     (000's omitted)
Financial assets:
Cash and due from banks ....... $  43,522    $  43,522
Federal funds sold ............     9,100        9,100
Securities available for sale..   703,134      703,134
Loans .........................   977,992      980,643
Less -- Allowance for
  loan losses .................    (9,977)        --
Accrued interest receivable ...    11,739       11,739

Financial liabilities:
Savings and demand deposits ...   832,582      832,582
Time deposits .................   500,570      507,543
Advances from borrowers for
  taxes and insurance .........     4,563        4,563
Accrued interest payable ......        34           34
Unrecognized
  financial instruments:
  Commitments to
    extend credit .............      --            145

14.  STATEN ISLAND BANCORP, INC.

     The following condensed statements of financial condition, as of December 31, 1997 and condensed statement of income and cash flows for the period December 22, 1997 through December 31, 1997 should be read in conjunction with the consolidated financial statements and the notes thereto.

CONDENSED STATEMENT OF CONDITION

                                               December 31,
                                                   1997
-----------------------------------------------------------
                                             (000's omitted)
Assets:
  Checking account with subsidiary ..........   $ 212,301
  Investment in subsidiary ..................     420,349
  Loan receivable from ESOP .................      41,262
  Other assets ..............................      11,974
                                                ---------
                                                $ 685,886
                                                =========

Stockholders' equity:
  Common stock ..............................   $     451
  Additional paid in capital ................     532,521
  Retained earnings
    (substantially restricted) ..............     181,499
  Unallocated ESOP shares ...................     (41,262)
   Unrealized appreciation on
    securities available for sale, net of tax      12,677
                                                ---------
                                                $ 685,886
                                                =========

CONDENSED STATEMENT OF OPERATIONS

Expenses:
  Contribution to
    SISB Community Foundation .............   $  25,817
  Benefit for income taxes ................     (11,974)
                                              ---------
                                                 13,843
                                              =========
Loss before income taxes and
  undistributed earnings of
  subsidiary bank .........................     (13,843)
Equity in undistributed
  earnings of subsidiary ..................      1, 642
                                              ---------
  Net Loss ................................   $ (12,201)
                                              =========

CONDENSED STATEMENT OF CASH FLOWS

Increase (Decrease) in Cash and Cash Equivalents

                                           Period Ended
                                           December 31,
                                                1997
-------------------------------------------------------
                                         (000's omitted)
Cash Flows From Operating Activities
  Net loss ............................... $ (12,201)
  Adjustments to reconcile net income
    to  net cash provided by
    operating activities
    (Increase) in deferred income taxes...   (10,105)
    (Increase) in other assets ...........    (1,869)
    Undistributed earnings of
      subsidiary bank ....................    (1,642)
                                           ---------
      Net cash used by
        operating activities .............   (25,817)
                                           ---------
Cash Flows From Investing Activities
 (Increase) in investment in subsidiary ..  (253,592)
 Loan made to SISB Employee
    Stock Ownership Plan .................   (41,262)
                                           ---------
    Net cash used in
      investing activities ...............  (294,854)
                                           ---------
Cash Flows From Financing Activities
  Net proceeds from issuance of
    common stock in initial
    public offering ......................   532,972
                                           ---------
  Net cash provided by
    financing activities .................   532,972
                                           ---------
  Net increase in cash ...................   212,301
  Cash at beginning of year ..............      --
                                           ---------
  Cash at end of year .................... $ 212,301
                                           =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
December 31, 1997, 1996 and 1995

15.  QUARTERLY FINANCIAL DATA
     (UNAUDITED)

     Selected unaudited quarterly financial data for the year ended December 31, 1997 and 1996 is presented below:

                    Fourth      Third     Second      First
                    Quarter    Quarter    Quarter    Quarter
------------------------------------------------------------
1997
Interest
  income ......   $ 46,495    $ 35,231   $ 33,210   $ 31,876
Interest
  expense .....     19,187      15,082     13,272     12,516
Net interest
  income ......     27,308      20,149     19,938     19,360
Provision
  for loan
  losses ......        501         501      2,501      2,500
Noninterest
  income ......      2,285       2,118      1,840      1,210
Noninterest
  expense .....    *35,820      11,468     10,589     10,847
Income
  before
  income
  taxes .......     (6,728)     10,298      8,688      7,223
Income
  taxes .......     (4,280)      4,261      3,655      1,296
Net
  income (loss)     (2,448)      6,037      5,033      5,927
Earnings (loss)
  per share
  since
  conversion
  Basic .......   $   (.29)        N/A        N/A        N/A
  Diluted .....       (.29)        N/A        N/A        N/A

1996
Interest
  income ......   $ 33,335    $ 31,122   $ 30,482   $ 29,498
Interest
  expense .....     12,667      12,689     12,553     12,529
Net interest
  income ......     20,668      18,433     17,929     16,969
Provision
  for loan
  losses ......        500         500       --         --
Noninterest
  income ......       (748)      1,213      1,680      1,782
Noninterest
  expense .....      9,934      10,161     10,038      9,937
Income
  before income
  taxes .......      9,486       8,985      9,571      8,814
Income taxes ..      4,299       2,739      4,638      3,405
Net income ....      5,187       6,246      4,933      5,409

* Fourth quarter of 1997 includes one time contribution of $25,817 to the SISB Community Foundation formed as part of the Conversion.

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Staten Island Bancorp, Inc.

     We have audited the accompanying consolidated statements of condition of Staten Island Bancorp, Inc. and subsidiary (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Staten Island Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

     As explained in Note 11 to the financial statements, effective January 1, 1995, the Company changed its method of accounting for New York State and New York City income taxes.


/s/ Arthur Anderson LLP
----------------------------------


New York, New York
January 21, 1998

SERVICES AVAILABLE

PERSONAL BANKING SERVICES

Day of Deposit-Day of Withdrawal Savings Accounts

Holiday Club Accounts

Insured Money Market Accounts

Time Savings Accounts

Checking Accounts

Checking with Interest

Checking Overdraft

Retirement Plans

Mortgage Loans

Bi-weekly Mortgage Loans

Home Equity Loans

Home Improvement Loans

HomeSecured Advantage Loans

Personal Loans

Passbook Loans

Student Loans

Automated Payment System

Bank-by-Phone

Quick Card

24 Hour Automated Teller Machines

Direct Deposit of Payroll and Government Checks

Safe Deposit Boxes

Savings Bank Life Insurance

Money Orders

Banking by Mail

U.S. Savings Bonds

Travelers Checks

Utility Bill Payments

Drive-thru Banking

Drive-thru ATM


BUSINESS BANKING SERVICES

Business Checking Accounts

Business Checking with Interest

Business Savings Accounts

Retirement Accounts

Lawyer Escrow Accounts (IOLA)

Bank-by-Phone

Automatic Transfers and Payments

Direct Payroll Deposit

Payroll Check Cashing

Night Deposit Boxes

Safe Deposit Boxes

24 Hour Automatic Teller Machines

Merchant Card Services

Treasury Tax and Loan Payment

Secured Lines of Credit

Unsecured Lines of Credit

Commercial Mortgage Loans

Tailored Business Loans

Small Business Administration (SBA) Loans


TRUST AND INVESTMENT SERVICES

Estate Management

Trust Management

Custody

Record Keeping

Income Collection

Security Processing and Safekeeping

Investment Management

EXECUTIVE OFFICE
15 Beach Street
Staten Island, NY 10304


LOAN CENTER
260 Christopher Lane
Staten Island, NY 10314


TRUST & INVESTMENT OFFICE
1591 Richmond Road
Staten Island, NY 10304


STAPLETON BRANCH
81 Water Street
Staten Island, NY 10304


ST. GEORGE BRANCH
15 Hyatt Street
Staten Island, NY 10301


NEW DORP LANE BRANCH
257 New Dorp Lane
Staten Island, NY 10306


CASTLETON CORNERS BRANCH
1837 Victory Boulevard
Staten Island, NY 10314


GRASMERE BRANCH
1320 Hylan Boulevard
Staten Island, NY 10305


NORTH SHORE BRANCH
475 Forest Avenue
Staten Island, NY 10301


OAKWOOD BRANCH
3150 Amboy Road
Staten Island, NY 10306


HUGUENOT BRANCH
900 Huguenot Avenue
Staten Island, NY 10312


NEW DORP/HYLAN BRANCH
2700 Hylan Boulevard
Staten Island, NY 10306


GREAT KILLS BRANCH
4025 Amboy Road
Staten Island, NY 10308


TOTTENVILLE BRANCH
6975 Amboy Road
Staten Island, NY 10307


PORT RICHMOND BRANCH
1630 Forest Avenue
Staten Island, NY 10302


NEW SPRINGVILLE BRANCH
43 Richmond Hill Road
Staten Island, NY 10314


WEST BRIGHTON BRANCH
800 Forest Avenue
Staten Island, NY 10310


DONGAN HILLS BRANCH
1630 Richmond Road
Staten Island, NY 10304


ELTINGVILLE BRANCH
4310 Amboy Road
Staten Island, NY 10312


BAY RIDGE, BROOKLYN BRANCH
9512 Third Avenue
Brooklyn, NY 11209


STATEN ISLAND BANCORP, INC.
15 BEACH STREET, STATEN ISLAND, NY 10304
Member F.D.I.C.   Equal Opportunity Employer   Equal Housing Lender

Staten Island Bancorp, Inc.

CORPORATE INFORMATION

STATEN ISLAND
BANCORP, INC.

BOARD OF DIRECTORS
Harold Banks
Charles J. Bartels
James R. Coyle
Harry P. Doherty
William G. Horn
Denis P. Kelleher
Julius Mehrberg
John R. Morris
Kenneth W. Nelson
William E. O'Mara

DIRECTORS EMERITI
Elliott L. Chapin
Pio Paul Goggi
Dennis E. Knudsen
Edward J. Maloy, Jr.
Albert V. Maniscalco
Edward F. Norton, Jr.
Edward F. Vitt
Raymond A. Vomero

EXECUTIVE OFFICERS
Harry P. Doherty
  Chief Executive Officer
James R. Coyle
  Chief Operating Officer
Edward Klingele
  Chief Financial Officer
Patricia J. Villani
  Corporate Secretary


STATEN ISLAND SAVINGS BANK -- A STATEN ISLAND BANCORP COMPANY

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Harry P. Doherty

PRESIDENT AND CHIEF OPERATING OFFICER
James R. Coyle

EXECUTIVE VICE PRESIDENT
John P. Brady

SENIOR VICE PRESIDENTS
Frank J. Besignano
Donald C. Fleming
Edward Klingele
Deborah Pagano


VICE PRESIDENTS
Diana J. Alore
Catherine Arcuri
Marlene Blum
Michael J. Brennan
Andrea R. Cicero
Thomas Longendyke
Dorothy A. MacIver
James J. Oswald
Catherine M. Paulo
Robert S. Ryan
Harvey B. Singer
Barbara Tichenor
Frederick Volk
Anna Williams

AUDITOR
Suzanne Lackow

CONTROLLER
Scott Salner

ASSISTANT VICE PRESIDENTS
Paula Armband
Arlene Brown
Richard G. Budalich
Daniel Callahan
Karen Capela
Mary Cautela
Zenaida Cordero
Maureen DeAngelo
Barbara Giardiello
Joseph Gilroy
Maryann Hurley
Therese Marks
Eileen Merkent
Jose Nieves
Mary Palmieri
Barbara Palomba
Patricia Phoel
Usha Ramaswamy
Jean Ringhoff
Helena V. Soriano
Carl Tullis
Patricia J. Villani (and secretary
  to the Board of Directors
Clifford Zoller

ASSISTANT CONTROLLER
Barbara Corbett

ASSISTANT SECRETARIES
Dorri Aspinwall
Kathleen Geosits
David E. Kennedy
Robin Mollica
Maryanne Sexton
Lynne Sigona
Carmela Taliento
Donald Thorsen


CORPORATE OFFICE
15 Beach Street
Staten Island, New York 10304

ANNUAL MEETING
The annual meeting of stockholders will be held on April 30, 1998 at 10:00 a.m. at the Excelsior Grand, 2380 Hylan Boulevard, Staten Island, New York 10306. Notice of the meeting and a proxy form are included with this mailing to shareholders of record as of March 20, 1998.

INVESTOR RELATIONS
Shareholders, analysts and others interested in additional information may contact:
Donald C. Fleming
Senior Vice President at
15 Beach Street
Staten Island, New York 10304
(718) 447-7900

TRANSFER AGENT AND REGISTRAR
Inquiries regarding stock transfer, lost certificates, or changes in name and/or address should be directed to the stock and transfer agent and registrar:
Registrar and Transfer Company
Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

STOCK LISTING
Staten Island Bancorp Inc.'s
common stock is traded on the New York Stock Exchange (NYSE) under the symbol
SIB.

INDEPENDENT
PUBLIC ACCOUNTANTS
Arthur Andersen LLP
1345 Avenue of the Americas
New York, New York 10105

COUNSEL
The Law Firm of Hall & Hall
57 Beach Street
Staten Island, New York 10304

Elias, Matz, Tiernan and Herrick 734 15th Street N.W., 12th fl.
Washington, D.C. 20005


Designed by Curran & Connors, Inc.      Photography by V. Amesse