Form 10-K/A, Exhibit 13
period 1999-12-31
STATEN ISLAND BANCORP INC
filed 2000-03-31
CIK 1042801

STATEN ISLAND
[GRAPHIC-LOGO] Bancorp, Inc.
15 BEACH STREET, STATEN ISLAND, NY 10304

Member F.D.I.C. Equal Opportunity Employer, Equal Housing Lender www.sisb.com

                                 STATEN ISLAND
                          [GRAPHIC-LOGO] Bancorp, Inc.


[GRAPHIC-THREE PHOTOS]



                             Staten Island Bancorp


                             1 9 9 9 ANNUAL REPORT

Profile

Staten Island Bancorp, Inc. (SIB) was organized in 1997 and is the holding company for Staten Island Savings Bank, a federally chartered, FDIC insured thrift institution, originally organized in 1864. Headquartered in Staten Island, New York, the bank operates 16 full service branches and a trust department in Staten Island, and one branch office in Bay Ridge, Brooklyn, New York. In January 2000, SIB acquired First State Bancorp. First State will operate as a division of Staten Island Savings Bank with two branches in Monmouth County, New Jersey and four branches in Ocean County, New Jersey. Staten Island Savings Bank also has two operating subsidiaries: SIB Mortgage Corp., d/b/a Ivy Mortgage; and American Construction Lending Services.

The principal business of the Bank consists of attracting deposits from consumers and businesses in its market area and originating consumer, residential, multi-family and commercial real estate loans, as well as other business loans. Staten Island Bancorp, Inc.'s common stock is publicly traded on the New York Stock Exchange under the symbol "SIB". Staten Island Bancorp

Mission

Staten Island Savings Bank will continue to be a strong financial services company committed to improving shareholder value, while delivering the highest quality products and services responsive to the changing needs of our consumer and business markets. As we grow, we will consistently strive to give extraordinary service to our customers by providing our employees with the means and opportunities to make full use of their skills and capabilities. These commitments to our shareholders, customers and employees will enable the Company to maintain a level of profitability necessary to remain independent for the benefit of the communities we serve.


[GRAPHIC-MAP]

PERSONAL BANKING SERVICES
Day of Deposit-Day of Withdrawal
Savings Accounts
Holiday Club Accounts
Insured Money Market Accounts
Time Savings Accounts
Checking Accounts
Checking with Interest
Checking  Overdraft
Retirement Plans
Mortgage  Loans
Bi-weekly Mortgage Loans
Construction Loans
Home Equity Loans
Home Improvement  Loans
HomeSecured Advantage Loans
Personal Loans
Passbook Loans
Student Loans
Automated Payment System
Bank-by-Phone
Bill  Pay-by-Phone
THE bankCard
24 Hour Automated Teller Machines
Direct Deposit of Payroll
  and Government Checks
Safe Deposit Boxes
Savings Bank Life Insurance
Money Orders
Banking by Mail
U.S. Savings Bonds
Travelers Checks
Utility Bill Payments
Drive-thru Banking
PC Banking
Visa Check Card
Drive-thru ATM

BUSINESS BANKING SERVICES
Business Checking Accounts
Business  Checking with Interest
 Business  Overdraft  Checking
Business Savings Accounts
Retirement  Accounts
Lawyer Escrow Accounts (IOLA)
 Bank-by-Phone
Bill Pay-by-Phone
Automatic Transfers and Payments
Direct Payroll Deposit
Payroll Check Cashing
Night  Deposit Boxes
Safe Deposit Boxes
24 Hour  Automated  Teller Machines
 Merchant Card Services
  Treasury Tax and Loan Payment
Secured Lines of Credi
 Unsecured Lines of Credit
Business Term Loans
Commercial Mortgage Loans
Construction Loans
Tailored Business Loans
Small Business Administration (SBA)
  Loans
PC Banking for Business
Trust and investment  services
Estate Management
 Trust Management
Custody
Record Keeping
Income  Collection
 Security  Processing  and  Safekeeping
 Investment Management

Staten Island Bancorp, Inc. and Subsidiary
FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           At or For the Years Ended December 31,
(dollars in thousands, except per share data)                                             1999              1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Operations Data
         Net interest income ...................................................     $   138,409       $   121,072      $    86,755
         Provision (benefit) for loan losses ...................................          (1,843)            1,594            6,003
         Total other income ....................................................          30,853            10,380            7,454
         Contribution to SISB Community Foundation .............................            --                --             25,817
         Total other expenses ..................................................          82,971            55,918           42,908
                                                                                     -----------       -----------      -----------
         Income before provision for income taxes ..............................          88,134            73,940           19,481
         Provision for income taxes ............................................          35,259            29,678            4,932
------------------------------------------------------------------------------------------------------------------------------------
         Net income ............................................................          52,875            44,262           14,549
------------------------------------------------------------------------------------------------------------------------------------
Financial
Condition Data
         Total assets ..........................................................     $ 4,489,314       $ 3,776,947      $ 2,651,170
         Loans receivable, net .................................................       2,150,039         1,457,058        1,082,918
         Loans held for sale, net ..............................................          46,588            77,943             --
         Securities available for sale, net ....................................       1,963,954         2,029,041        1,350,467
         Deposits ..............................................................       1,820,233         1,729,061        1,623,652
         Borrowed funds ........................................................       2,049,411         1,344,517          250,042
         Stockholders' equity ..................................................         571,377           669,042          685,886
         Non-performing assets .................................................          13,361            17,081           21,943
         Net loan charge-offs ..................................................             503               782              271
         Allowance for loan losses .............................................          14,271            16,617           15,709
------------------------------------------------------------------------------------------------------------------------------------
Selected Financial Ratios
         Stockholders' equity to total assets ..................................           12.73%           17.71%            25.87%
         Tangible equity to assets .............................................           13.01            16.84             24.78
         Total risk-based capital ..............................................           25.58            35.93             59.62
         Net interest margin ...................................................            3.50             4.13              4.39
         Interest rate spread ..................................................            2.60             2.93              3.82
         Return on average assets ..............................................            1.28             1.45              0.70
         Return on average equity ..............................................            8.44             6.39              7.79
         Efficiency ratio ......................................................           47.70            41.11             43.30
         Non-performing assets to total assets .................................            0.30             0.45              0.83
------------------------------------------------------------------------------------------------------------------------------------
Per Share
Data
         Basic earnings (loss) since conversion ................................     $      1.40      $      1.06       $     (0.29)
         Fully diluted earnings (loss) since conversion ........................            1.40             1.06             (0.29)
         Tangible book value ...................................................           14.37            14.90             14.79
         Market value ..........................................................           18.00            19.94             20.94
         Cash dividends declared ...............................................            0.44             0.32                --
------------------------------------------------------------------------------------------------------------------------------------

Total  Assets (In  millions  of dollars)  [Graphic - bar chart]
Total Loans (In millions  of  dollars)  [Graphic - bar chart]
Total Deposits (In millions of dollars) [Graphic - bar chart]

1999 Highlights

Earnings per share increased by 32.1%
Residential loan production exceeds a record  $1.3  billion
Commercial loan production reaches a record $360 million
Non-performing loans decline to 0.28% of total loans
Formed American Construction Lending Services
Deposit share in Staten Island increases to 30.4%
Announced intention to acquire First State Bancorp in New Jersey
Received approvals for three new branches in the year 2000

TO OUR SHAREHOLDERS

  "Our success is due to a number of factors, not the least of which is a dedication toward product development and excellence in customer service."

  We are pleased to present this report to you following the successful completion of our second year as a public company. The year 1999 was highlighted by our ability to significantly improve upon the earnings momentum generated in our first year, while we continued to position our Company for future growth and profitability.

  In the third quarter of 1999, we announced our agreement to acquire First State Bancorp and its subsidiary, First State Bank, a $374 million commercial bank with branches located in Monmouth and Ocean Counties, New Jersey. This acquisition was completed in January 2000.

  In the fourth quarter we announced the formation of American Construction Lending Services (ACLS), as an operating subsidiary of the Bank providing construction lending on a nationwide basis. ACLS initiated loan production in the fourth quarter.

  These activities, as well as others noted in this report, demonstrate management's commitment to improve shareholder value through expansion of our franchise, our key business lines, and our products and services.

  We are proud of the accomplishments noted in this report and eager to continue to provide results that reflect our commitment toward improving shareholder value.

  The  Financial  Year in Review

  Last year we reported that strategies were in place that would enable the Company to continue earnings growth and business expansion. Net income for the year 1999 was $52.9 million or

         "We are proud of the accomplishments noted in this report and eager to continue to provide results that reflect our commitment toward improving shareholder value."
--------------------------------------------------------------------------------

$1.40 on a diluted per share basis. This represents a very strong 32.1% increase in earnings per share as compared to the prior year.

  Total assets  increased by 18.9% to $4.5  billion--primarily  through  another year of record growth of $662 million in net loans. Asset generation through loan growth remains an enormous strength of our Company. This is accomplished through expansion into new markets, close monitoring of the changing demands of the residential and commercial marketplace, flexibility in product offerings, and a high level of service to loan brokers and individual borrowers. In total, the Company originated $1.6 billion in loans, an increase of $964 million over last year. Our mortgage banking subsidiary, Ivy Mortgage, originated over $700 million in residential mortgage loans, of which $85 million in adjustable-rate loans are held in the Bank's portfolio. We anticipate that our new construction-lending subsidiary, American Construction Lending Services, Inc., will enable the Company to capitalize on the opportunities available in this rapidly growing loan sector.

  Asset growth was mainly funded by an increase of $705 million in borrowed funds, a capital management strategy that was implemented in an effort to prudently generate earnings on the expanded capital base resulting from the Bank's stock conversion in December 1997. Borrowings now total $2.0 billion. While we have been comfortable with this strategy to date, we do not anticipate materially increasing borrowings in the year 2000. This means that additional loan growth will be funded through cash flows and sales of our securities portfolio, sales of long-term fixed-rate mortgage loans, and through deposit growth in new markets. Our net loan growth of 43% during 1999 was accomplished through a significant increase in loan originations, primarily with respect to loans on one-to-four family residential properties, the traditional backbone of our lending operations. We also continued to diversify our loan portfolio by pursuing commercial real estate and other business lending opportunities.

  Loan quality remains a priority, particularly as we expand into new markets with a much broader product line. We are proud to report that, while we have substantially increased our loan portfolio, we also have reduced non-performing assets. Non-performing loans declined by 21.7% during the year, and now total $12.5 million, or 0.28% of total assets. At year-end the Company's allowance for loan losses was $14.3 million, or 114.4% of non-performing loans.

  Despite steadily rising interest rates throughout the year, we were able to reduce the overall cost of deposits from 2.96% to 2.75%, and at the same time increase market share and maintain our level of core deposits at an outstanding 69% of total deposits. This was accomplished through continued growth in lower-cost commercial deposit accounts, and from customer loyalty created as a result of our strong service and cross-selling practices.

           "Our success is due to a number of factors, not the least
            of which is a dedication toward product development and
                        excellence in customer service."
--------------------------------------------------------------------------------

Capital  Management Strategies

  The continuation of effective capital management strategies remained a priority throughout 1999. These strategies included a stock repurchase program, the payment of regular quarterly dividends, acquisition and expansion, and prudent leveraging of the balance sheet.

  Regular quarterly dividend payments continued in 1999 with total dividends of $0.44 per share declared during the year. The stock repurchase plan also continued, and by December, the Company completed its third 5% repurchase program. In total, $93.7 million was used to repurchase Company stock during the year. We remain predisposed toward this program as a way of deploying excess capital, and the Company commenced a new 5% repurchase program during the first quarter 2000.

  As we mentioned in the introduction, two important decisions were made with respect to expansion of the Company in 1999. We formed American Construction Lending Services, Inc., in an effort to capitalize on the rapidly growing segment of residential construction lending occurring throughout the country. ACLS is operated by senior lenders with significant prior experience serving this segment. We expect that ACLS will enable the Company to improve its yield on interest earning assets through a product line of short-term variable-rate loans.

  The Company also announced the acquisition of First State Bancorp, Inc. and First State Bank, a $374 million commercial bank with six branches serving communities in Monmouth and Ocean Counties, New Jersey. This is the Company's first extension of branch operations west into the State of New Jersey and will serve as the platform for continued geographic and product expansion. With cost savings resulting from the elimination of duplicate operations and selective restructuring of First State's balance sheet, this transaction is expected to be accretive to cash earnings in 2000.

Expanding the Franchise

  The formation of ACLS and the acquisition of First State should enhance the Company's core deposit and lending franchise and improve the earnings stream. Synergies between the Bank's loan department, Ivy Mortgage and ACLS are being implemented which we anticipate will make the origination, servicing and sale of loans much more efficient, less costly and more profitable.

  We also anticipate excellent opportunities to grow market share in the First State markets due to the broader range of commercial and consumer products supported by Staten Island Savings Bank's state of the art technology, and proven expertise in product delivery and service.

  Our ability to serve the financial needs of individuals and businesses in our core markets is demonstrated by our ongoing leadership role in residential and business lending in the communities we serve, along with our leading share of the Staten Island deposit market.

  Our success is due to a number of factors, not the least of which is a dedication toward product development and excellence in customer service.

By year-end, new small business loan products, debit cards, and on-line PC banking and bill payment services were highly successful.

  The scope of services, which also include a full service trust department as well as savings bank life insurance, continue to be evaluated and enhanced based on responses from our customer base.

New Opportunities in a New Century

  We enter the 21st Century with enthusiasm and confidence in our ability to continue to profitably grow our Company. We have made significant progress in many areas and we look forward to capitalizing on the decisions that have brought us to this point.

  Active management of our balance sheet remains a priority and our recent expansion provides even greater opportunities for earnings growth, particularly in developing non-interest income to offset the compressing net interest margins. We are entering new markets with new products, and with the confidence that our proven success and traditional customer service values will benefit our new and future customers and, more importantly, our shareholders.

  We would like to extend our appreciation to our directors, officers and staff for constantly meeting the challenges presented by our fast-paced growth. Together, we will continue our commitment to the highest quality of banking services. And together, we remain appreciative to our shareholders for their trust and confidence.


STATEN ISLAND
[GRAPHIC-LOGO] Bancorp, Inc.

[Graphic - PHOTO OF JAMES R. COYLE]
/S/JAMES R. COYLE
-----------------
JAMES R. COYLE
President and Chief Operating Officer

[Graphic - PHOTO OF HARRY P. DOHERTY]
/S/HARRY P. DOHERTY
-------------------
HARRY P. DOHERTY
Chairman and Chief Executive Officer

The Year in Review

                              Loan originations of
                           $1.6 billion exceeded 1998
                           activity by $963 million.
--------------------------------------------------------------------------------

Loan Production Increases Dramatically

  In 1999, Staten Island Savings Bank pursued new opportunities for loan growth, while we remained the leading lender in our traditional core markets. Loan production reached record levels once again. Originations of $1.6 billion exceeded 1998 activity by $963 million. This production included $709 million in loans originated by THE bank's mortgage company, SIB Mortgage Corp., d/b/a Ivy Mortgage, which was acquired in the fourth quarter of 1998. In addition, the Bank's residential, commercial and consumer loan units originated in excess of $900 million for the first time in the Bank's history. This extraordinary growth was accomplished in several ways.

  Our extensive product line gives borrowers the opportunity to select among the aspects that are most important to them. Fixed-rate mortgage loans with terms from ten-to-thirty years, and adjustable-rate loans ranging from one-to-ten years, provide ample options to borrowers with varying needs.

  "No-point" options are available on most products, along with other features including "no-income" verification, and bi-weekly payments on fixed-rate mortgage loans. The availability of jumbo loans, government-backed FHA loans and loans provided through state housing programs such as the State of New York Mortgage Association (SONYMA) round out the product mix which covers the first-time buyer, to the more experienced buyer.

  Responsiveness is another important factor in the successful growth of our residential mortgage loan volumes. Our Priority Access program, available to mortgage brokers, accounted for approximately 75% of our total mortgage loan originations for the year. Our program members are constantly providing us with feedback concerning the changing conditions of the residential lending marketplace. This enables us to react more quickly with respect to pricing and product changes.

  In addition, many applicants have schedules that may not allow them to speak to loan representatives during "normal" business hours. THE bank provides a loan specialist who is available seven days a week at locations determined by the borrower.

Loan Subsidiaries Enhance Asset Generation

  The operations of Ivy Mortgage and American Construction Lending Services ("ACLS") extend beyond our traditional market of the New York Metropolitan area. Ivy Mortgage, with its offices in 22 states, has an extensive presence as a licensed mortgage banker in the northeast and mid-Atlantic regions of the country. The Bank also purchased approximately $85 million of Ivy Mortgage's adjustable-rate loan production in order to increase the amount of adjustable-rate loans in the portfolio.

                                                                 [GRAPHIC-PHOTO]

                            [GRAPHIC-PHOTO OF HOUSE]

  We are excited about the new markets we will serve through ACLS. With experienced lenders in the construction lending business, ACLS is ready to serve this rapidly growing segment on a national level. We expect to increase our originations of relatively higher yielding, variable-rate construction loans through this operation.

  The activities of these subsidiaries are expected to reduce the Company's dependence on a single market. We will also be taking advantage of the synergies between the Bank's lending units, Ivy Mortgage and ACLS. These synergies should improve the efficiency and reduce the cost of our lending operations.

Commercial Loan Production Increases by 44%

  We continue to achieve controlled, yet significant, improvement in commercial loan production. With an approach toward "relationship lending," THE bank's commercial real estate and business loan officers have the expertise and the resources to structure complicated transactions and to meet tight deadlines. We also continued to enhance the profitability of these customers by generating deposits and other fee business such as trust services.

  The new Small Business Unit, formed in the fourth quarter of 1998, was well received by business borrowers in need of quick decisions on secured and unsecured loans in amounts up to $100,000. We also initiated a program to utilize representatives of Ivy Mortgage in the delivery of this Small Business Loan program. By leveraging the network of Ivy Mortgage's sales staff, we are committed to accelerating the growth of this unit.

Growth in the Community Bank Franchise

  In 1999, deposits in Staten Island Savings Bank's branch network increased by 5.3%. THE bank's deposit market share on Staten Island increased to 30.4%. Household penetration is outstanding and continues to exceed 50% of Staten Island households.

                            On-line banking for home
                 and business was introduced through PC direct.
--------------------------------------------------------------------------------

  Once again our branch in Bay Ridge, Brooklyn experienced the largest deposit growth in our system in 1999, with an increase of 26% in total deposits. As a result of the Bank's success in this market, we are planning to open our second branch in Brooklyn by the third quarter, 2000, which will serve the communities of Bensonhurst and Borough Park.

  Core deposits continue to exceed two-thirds of our deposit base of which 19% of total deposits are non-interest bearing checking accounts. Our weighted average cost of deposits at year-end (including non-interest bearing DDA accounts) was 2.75%, a decrease from 2.96% at December 31, 1998, and continues to place us among the top performers in our peer group.

  Product expansion was at the forefront of our retail banking strategies in 1999. On-line banking for home and business was introduced through PC direct. Using a personal computer, customers can access their savings and checking account balances, review account history and checks paid, transfer money between accounts and more. In addition, on-line bill payment is available through PC direct. Our Bank-by-phone service was also enhanced to include bill payment capabilities.

  We also introduced our website on the Internet. By logging on to www.sisb.com, consumers, businesses and investors can access the latest information on the Bank's products, services and financial results. We are planning to expand our Internet presence in 2000 by transferring on-line banking and bill payment and other transaction based business to the world wide web.

  During 1999, we also expanded the functionality of our ATM card by introducing the Visa Check Card. This new product enables customers to make payments for purchases directly from their checking account by using their ATM card at all retail and merchant locations where Visa is accepted.

  Product expansion has occurred in response to customer demand and our continuing commitment to meet the constantly changing needs of our customer base. One forum used for customer feedback is regularly scheduled customer satisfaction surveys. Responses to these surveys continue to reflect high levels of customer satisfaction among the 70,000 plus households doing business with THE bank.

  New business development is accomplished through the full-time efforts of a team of officers. Branch managers are actively involved in calling on current customers in order to seek new opportunities or handle current needs. We plan to continue to integrate the activities of our branch network, loan officers, business development staff and back-office operations to provide seamless service to our customers.

  We also recognize that our high penetration into the local business and consumer markets presents excellent opportunities for growth through expanded product use by current customers. Staff training directed toward cross-selling banking services continues, and enables THE bank to strengthen the overall relationship with our customers.

[GRAPHIC-PHOTO]
8

  Personal and business customers also have access to services which include trust and estate planning, retirement planning, and investment management planning services. Our Trust Department currently has $133 million in assets under management. The availability of Trust services remains another source for establishing profitable relationships.

Expansion Through Acquisition

  In August 1999, as part of its efforts to strengthen its franchise and enter new markets, Staten Island Bancorp announced its intention to acquire First State Bancorp and its subsidiary, First State Bank, a $374 million commercial bank with six branch offices. The acquisition was completed in January 2000.

  The First State Division serves as the Bank's platform for entering the strong markets of Monmouth and Ocean Counties, New Jersey. Significant opportunities for growth exist through the implementation of Staten Island Savings Bank's proven sales and service philosophies. The introduction of new business and consumer products to the 10,000 households currently banking at First State will include electronic banking services, mortgage and consumer loans, secured and unsecured commercial loans and trust services. We also have received approvals to open two new branches in Ocean County by year-end.

  We understand that an important element to the successful expansion of our Company is keeping a sharp focus on the traditional values of community banking. Customer service, accessibility, convenience, flexibility and responsiveness are several factors associated with our current and future success.

  We have confidence that we will meet the needs of consumers and businesses in new markets as successfully as we have in current markets. Our commitment to staff training and development, technology and carefully planned geographic and product expansion will ensure this success.

[GRAPHIC-PHOTO]

Staten Island Bancorp, Inc. and Subsidiary
SELECTED  CONSOLIDATED  FINANCIAL AND OTHER DATA

  The following selected historical financial data for the five years ended December 31, 1999 is derived in part from the audited financial statements of the Company. The selected historical financial data set forth below should be read in conjunction with the historical financial statements of the Company, including the related notes, included elsewhere herein.

                                                                                       December 31,
                                                      ------------------------------------------------------------------------------
(000's omitted except share data)                          1999            1998            1997            1996             1995
Selected Financial Condition Data:
  Total assets ..................................     $  4,489,314    $  3,776,947    $  2,651,170      $  1,782,323    $  1,728,130
  Securities available for sale, net ............        1,963,954       2,029,041       1,350,467           703,134         788,622
  Loans receivable, net .........................        2,150,039       1,457,058       1,082,918           968,015         801,137
  Loans held for sale, net ......................           46,588          77,943            --                --              --
  Intangible assets(1) ..........................           15,432          17,701          18,414            20,490          22,633
  Deposits ......................................        1,820,233       1,729,061       1,623,652         1,577,748       1,535,617
  Borrowings ....................................        2,049,411       1,344,517         250,042                54              46
  Stockholders' equity ..........................          571,377         669,042         685,886           171,080         150,082
  Tangible book value per share .................            14.37          14.90            14.79              --              --
  Common Shares Outstanding .....................       38,693,623      43,704,812      45,130,312              --              --


                                                                                For the Year Ended December 31,
                                                      ------------------------------------------------------------------------------
Selected Operating Data:                                    1999            1998            1997              1996            1995
------------------------------------------------------------------------------------------------------------------------------------
Net interest income .............................     $    138,409    $    121,072    $     86,755      $     73,993    $     60,122
Provision (benefit) for loan losses .............           (1,843)          1,594           6,003             1,000             --
Other income ....................................           30,853          10,380           7,454             3,929           4,040
Charitable contribution to
  SISB Community Foundation .....................             --              --            25,817              --              --
Other expenses ..................................           82,971          55,918          42,908            40,066          32,953
Income tax expense ..............................           35,259          29,678           4,932            15,081          13,284
Net income ......................................     $     52,875    $     44,262    $     14,549      $     21,775    $     13,225
Earnings (loss) per share basic and fully diluted     $       1.40    $       1.06    $       (.29)(3)           --              --
Dividends paid ..................................     $        .41    $        .23    $       --        $        --     $        --

                                                            At or For the Year Ended December 31,
                                                      -----------------------------------------------------
Key Operating Ratios:                                 1999       1998       1997        1996         1995
-----------------------------------------------------------------------------------------------------------
Performance Ratios:(2)(3)
  Return on average assets .................          1.28%       1.45%       0.70%       1.24%       0.88%
  Return on average equity .................          8.44        6.39        7.79       14.03        9.54
  Average interest-earning assets to
    average interest-bearing liabilities ...        125.65      139.98      118.70      120.24      117.17
  Interest rate spread(4) ..................          2.60        2.93        3.82        3.84        3.63
  Net interest margin(4) ...................          3.50        4.13        4.39        4.46        4.16
  Non-interest expenses, exclusive of
    amortization of intangible
    assets, to average assets ..............          1.93        1.76        1.96        2.16        2.11
Asset Quality Ratios:
  Non-performing assets to
    total assets at end of period(5) .......          0.30%       0.45%       0.83%       1.34%       1.44%
  Allowance for loan losses to
    non-performing loans at
    end of period ..........................        114.40      102.37       73.69       43.85       44.20
  Allowance for loan losses to
    total loans at end of period ...........          0.66        1.13        1.42        1.02        1.32
Capital Ratios:
  Average equity to average assets(3) ......         15.17%      22.64%       8.96%       8.85%       9.21%
  Tangible equity to assets at end of period         13.01       16.84       24.78        8.55        7.09
  Total capital to risk-weighted assets ....         25.58       35.93       59.62       20.66       19.65

(1)Consists of excess of cost over fair value of net assets acquired ("goodwill") and core deposit intangibles which amounted to $13.5 million and $1.9 million, respectively at December 31, 1999.
(2)With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods.
(3)The conversion proceeds were received on December 22, 1997 and have been reflected in the performance and other ratios as of that date. Per share information for 1997 is since conversion.
(4)Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.
(5)Non-performing assets consist of non-accrual loans and real estate acquired through foreclosure or by deed-in-lieu thereof.

Staten Island Bancorp, Inc. and Subsidiary
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General. The following discussion is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Financial Statements, the accompanying Notes to Financial Statements and the other sections contained in this Annual Report.

  The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and mortgage-backed and investment securities, and interest expense on interest-bearing liabilities which principally consist of deposits and borrowed funds. The Company's results of operations also are affected by the provision or benefit for loan losses, the level of its non-interest income and expenses, and income tax expense.

  Asset and Liability Management. The principal goal of the Company's interest rate risk management is to minimize potential adverse effects on the Company's results of operations caused by material and prolonged increases or decreases in interest rates. The Company evaluates the inherent interest rate risk in certain balance sheet accounts in an effort to determine the acceptable level of interest rate risk exposure based on the Company's business plan, operating environment, capital and liquidity requirements, and performance objectives. The Board of Directors sets limits for earnings at risk and the net portfolio value
(NPV) ratio in order to reduce the potential vulnerability of the Company's operations to changes in interest rates. The Company's Asset and Liability Management Committee (ALCO) is comprised of members of the Company's management under the direction of the Board of Directors. The purpose of the ALCO is to communicate, coordinate and control asset and liability management consistent with the Company's business plan and Board approved policies and limits. The ALCO establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The ALCO generally meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits compared to current projections pursuant to "gap analysis" and income simulations. At each meeting, the ALCO recommends appropriate strategy changes based on such review which are then reported to the Board of Directors.

  Market Risk. The Company's primary market risk is in market interest rate volatility due to the potential impact on net interest income and the market value of all interest-earning assets and interest-bearing liabilities resulting from changes in interest rates. The operation of the Company does not subject it to foreign exchange or commodity price risk and the Company does not own any trading assets. The real estate loan portfolio of the Company is concentrated primarily within the New York metropolitan area making it subject to the risks associated with the local economy.

Interest Rate Sensitivity. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap" provides an indication of the extent by which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 1999, the ratio of the Company's one-year gap to total assets was a negative 26.0% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 46.72%.

  The static gap analysis alone is not a complete representation of interest rate risk since it fails to account for changes in prepayment speeds on the Company's loan and investment portfolios in different rate environments and does not address the extent to which rates on assets or liabilities may change or reprice. The behavior of deposit balances will also vary with changes in the customer mix, management's pricing strategies and changes in the general level of interest rates. Thus gap analysis does not provide a comprehensive presentation of the possible risks to income embedded in the balance sheet, customer structure and various management strategies.

  To measure earnings at risk, ALCO makes extensive use of an earnings simulation model in the formation of its interest rate risk management strategies. The model uses management assumptions concerning the repricing of assets and liabilities as well as business volumes, projected under a variety of interest rate scenarios. These scenarios incorporate interest rate increases and decreases of 200 basis points over a twelve-month period.

  Management's assumptions for prepayments in the loan portfolio and pricing of the Company's deposit products are based on management's review of past behavior of the Company's depositors and borrowers in response to changes in both general market interest rates and rates offered by the Bank. These assumptions represent management's estimates and do not necessarily reflect actual results.

  At December 31, 1999, based on this model, the Company's potential earnings at risk to a gradual 200 basis point rise or decline in market interest rates over the next twelve months was a 3.37% decrease in projected net income for the year 2000 in a rising rate environment and a 6.62% increase in projected net income

Staten Island Bancorp, Inc. and Subsidiary
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Actual interest rate changes during the past three years have fallen within this range and management expects that any changes over the next year will not exceed this range.

  Management has included all financial instruments and assumptions that have a material effect in calculating the Company's potential net income. These measures of risk represent the Company's exposure to interest rate movements at a particular point in time. The ALCO monitors the Company's risk profile on a quarterly basis or as needed to monitor the effects of movement in interest rates and also any changes or developments in the Company's core business.

  The Company also reviews the market value of portfolio equity (NPV) which is defined as the net present value of an institution's existing assets, liabilities and off balance sheet instruments, on a quarterly basis. The Office of Thrift Supervision (OTS) monitors the Bank's interest rate risk through this calculation, which they prepare quarterly, based on information provided by the Bank. In addition the Company prepares its NPV calculation based on its own assumptions which could vary from those used by the OTS.

                                                           Four to       More than       More than
                                         Within Three      Twelve       One Year to   Three Years to    Over Five
                                            Months         Months       Three Years      Five Years       Years            Total
                                         -----------    -----------    -----------    -----------     -----------     -----------
                                                                           (dollars in thousands)
Interest-earning assets(1):
  Loans receivable(2):
    Mortgage loans:
      Fixed .........................    $    56,372    $   155,405    $   329,562    $   247,112     $   455,059     $ 1,243,510
      Adjustable ....................        141,449        182,255        267,304        223,254          50,339         864,601
    Other loans .....................          5,051         18,731         18,947         15,815          26,232          84,776
Securities:
  Non-mortgage(3) ...................         94,907         20,659          6,701         10,651         385,680         518,598
  Mortgage-backed fixed(4) ..........         54,017        163,723        457,693        233,833         262,920       1,172,186
  Mortgage-backed adjustable(4) .....         31,772         78,329        143,352         84,490           1,828         339,771
Other interest-earning assets .......         20,400           --             --             --              --            20,400
                                         -----------    -----------    -----------    -----------     -----------     -----------
  Total interest-earning assets .....    $   403,968    $   619,102    $ 1,223,559    $   815,155     $ 1,182,058      $4,243,842
                                         ===========    ===========    ===========    ===========     ===========     ===========
Interest-bearing liabilities:
  Deposits:
    NOW accounts(5) .................          8,432         25,296         30,993          8,204          18,232          91,157
    Savings accounts(5) .............         31,356         94,069        191,826        125,425         295,118         737,794
    Money market deposit accounts(5)          17,578         52,735          9,790          4,673           4,228          89,004
    Certificates of deposit .........        234,511        222,938         98,721         16,873            --           573,043
  Other borrowings ..................        635,585        867,137        356,689        190,000            --         2,049,411
                                         -----------    -----------    -----------    -----------     -----------     -----------
  Total interest-bearing liabilities     $   927,462    $ 1,262,175    $   688,019    $   345,175     $   317,578     $ 3,540,409
                                         ===========    ===========    ===========    ===========     ===========     ===========
Excess (deficiency) of
  interest-earning assets over
    interest-bearing liabilities ....    $  (523,494)   $  (643,073)   $   535,540    $   469,980     $   864,480     $   703,433
                                         ===========    ===========    ===========    ===========     ===========     ===========

Cumulative excess (deficiency) of
  Interest-earning assets over
    interest-bearing liabilities ....    $  (523,494)   $(1,166,567)   $  (631,027)   $  (161,047)    $   703,433
Cumulative excess (deficiency) of
    interest-earning assets over
    interest-bearing liabilities as a
    percent of assets ...............         (11.66)%       (25.99)%       (14.06)%        (3.59)%        15.67%
                                         ===========    ===========    ===========    ===========     ===========     ===========

(1) Adjustable-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments in the current rate environment.
(2) Balances have been reduced for non-performing loans, which amounted to $12.5 million at December 31, 1999.
(3) Reflects estimated prepayments in the current interest rate environment.
(4) Based on contractual maturities.
(5) Although the Company's NOW accounts, passbook savings accounts and money market deposit accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates used on these accounts are based on the latest available OTS assumptions and should not be regarded as indicative of the actual withdrawals that may be experienced by the Company. If all of the Company's NOW accounts, passbook savings accounts and money market deposit accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $1.9 billion or 41.32% of total assets.

Staten Island Bancorp, Inc. and Subsidiary
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

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

CHANGES IN FINANCIAL CONDITION

General. The Company recorded total assets of $4.5 billion at December 31, 1999, representing a $712.4 million or 18.9% increase from the level recorded at December 31, 1998. The primary components of asset growth were a $661.6 million or 43.1% increase in net loans and a $143.0 million increase in other assets. The primary source of funding for asset growth was an increase in borrowed funds of $704.9 million or 52.4% and an increase of $91.2 million or 5.3% in deposits.


  Cash and Cash Equivalents. Cash and cash equivalents which consist of cash and due from banks, money market accounts and federal funds sold, amounted to $101.4 million and $133.1 million at December 31, 1999 and December 31, 1998, respectively. The decrease of $31.7 million or 23.8% between December 31, 1998 and December 31, 1999 was primarily due to the increased investment of funds into the origination of new loans.

  Loans. The Company's net loan portfolio increased $661.6 million or 43.1% to $2.2 billion at December 31, 1999. The increase in the loan portfolio was due to record loan originations of $1.6 billion or $963.6 million more than last year. Included in the amount originated is $708.5 million in originations by the Bank's mortgage banking subsidiary, Ivy Mortgage. Loan sales during the year amounted to $644.6 million, primarily due to the operation of Ivy Mortgage. Loan demand was primarily in one to four family residential loans, however, the Company also had originations of commercial real estate loans totaling $126.6 million. The Company continues to expand its lending activities through the use of business development officers, commercial loan officers, mortgage loan originators and mortgage brokers. The Company retained $85.0 million of adjustable-rate residential loans originated by Ivy Mortgage for its own portfolio.  The  formation  of it's  subsidiary  American  Construction  Lending
Services  Inc.,  is  expected  to enhance  the  Company's  ability  to  generate increased volumes of relatively higher yielding variable-rate construction loans. ACLS recently began originating loans for the construction of single-family residential and, to a lesser extent, commercial real estate loans on a non-speculative (pre-sold) basis.

  Securities. Securities amounted to $2.0 billion at December 31, 1999 and 1998. These amounts represent 43.7% and 53.7% of assets, respectively. The decrease reflects the Company's efforts to reallocate cash flows into higher yielding loans. All of the Company's securities are classified as available for sale at such dates.

  Other Assets. The primary reason for the increase in other assets was due to the implementation of a bank owned life insurance program (BOLI) for the purpose of funding various employee benefit programs. The cash surrender value of the life insurance policies is recorded as other assets, resulting in the increase.

Deposits. Deposits rose $91.2 million to $1.8 billion at December 31, 1999 primarily reflecting increases of $35.9 million in certificates of deposits to $573.0 million, $34.6 million in demand deposits to $340.0 million, $7.2 million in savings deposits to $737.8 million, $6.8 million in NOW deposits to $80.4 million and $6.6 million in money market deposits to $89.0 million. Deposit growth especially in demand deposits is a result of the Bank's continued business development efforts to obtain commercial relationships which include demand deposits as well as the Bank's continued emphasis on customer service which results in customer loyalty and the retention of a strong core deposit base.

  Borrowed Funds. The Company's borrowings at December 31, 1999 were $2.0 billion, which represents an increase of $704.9 million or 52.4% compared to $1.3 billion at December 31, 1998. The Company utilizes borrowings to fund asset growth in both the securities and loan portfolios. The borrowings consist of reverse repurchase agreements and advances from the Federal Home Loan Bank, which are secured by the one-to-four-family residential loan portfolio. At the present time, the Company intends to reduce its utilization of borrowings to fund asset growth during 2000 and to emphasize more traditional funding sources such as deposit growth.

  Stockholders' Equity. Stockholders' equity amounted to $571.4 million at December 31, 1999 and $669.0 million at December 31, 1998 or 12.7% and 17.7% of total assets, at such dates, respectively. The decrease of $97.7 million was due to the use of $93.7 million to continue the Company's stock repurchase program which has resulted in the repurchase of 6.4 million shares of treasury stock, aggregate cash dividend payments of $17.0 million and a decrease of $50.2 million in unrealized appreciation on securities available for sale, net of taxes. These decreases were partially offset by net income of $52.9 million and an allocation of Employee Stock Ownership Plan (ESOP) and Recognition and Retention Plan (RRP) shares, resulting in an increase of $10.3 million.

Staten Island Bancorp, Inc. and Subsidiary
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spreads; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

                                                                Year Ended December 31,
                                 ------------------------------------------------------------------------------
                                                    1999                                    1998
                                 -----------------------------------    ---------------------------------------
                                                             Average                                   Average
                                   Average                    Yield/        Average                     Yield/
                                   Balance        Interest     Cost         Balance       Interest       Cost
                                   -------        --------     ----         -------       --------       ----
                                                               (000Os omitted)
Interest-earning assets:
Loans receivable(1):
 Real estate loans ..........    $1,739,898       $131,978     7.59%      $1,213,098      $ 95,742       7.89%
 Other loans ................        77,054          7,219     9.37           48,212         5,433      11.27
                                 -------------------------                ------------------------
 Total loans ................     1,816,952        139,197     7.66        1,261,310       101,175       8.02
 Securities ..................    2,089,829        136,023     6.51        1,631,050       106,025       6.50
 Other interest-
 earning assets(2) ..........        49,679          2,253     4.53           36,648         1,941       5.30
                                 -------------------------                ------------------------
Total interest-
 earning assets .............     3,956,460        277,473     7.01        2,929,008       209,141       7.14
                                                ----------                               ---------
Non-interest-
 earning assets ............        173,512                                  132,995
                                 ----------                               ----------
Total assets ................    $4,129,972                               $3,062,003
                                 ==========                               ==========
Interest-bearing liabilities:
Deposits:
 NOW and money
 market deposits ............    $  165,071          4,152     2.52%      $  118,318         3,114       2.63%
 Savings and
 Escrow accounts ...........       752,131          18,716     2.49          780,536        20,953       2.68
 Certificates
 of deposits ................       556,635         26,477     4.76          528,686        26,875       5.07
                                 -------------------------                ------------------------
 Total deposits .............     1,473,837         49,345     3.35        1,427,540        50,942       3.57
Total other
 borrowings .................     1,674,990         89,719     5.36          664,863        37,127       5.58
                                 -------------------------                ------------------------
Total interest-bearing
 liabilities ................     3,148,827        139,064     4.42        2,092,403        88,069       4.21
                                                ----------                                --------

Non-interest-bearing
 liabilities(3) .............       354,671                                  276,455
                                 ----------                               ----------
Total liabilities ...........     3,503,498                                2,368,858
Stockholders' equity ........       626,474                                  693,145
                                 ----------                               ----------
Total liabilities and
 stockholders'  equity ......    $4,129,972                               $3,062,003
                                 ----------                               ----------
Net interest-
earning assets ..............    $  807,633                               $  836,605
                                 ==========                               ==========
Net interest income/
interest rate spread ........                   $  138,409     2.60%                      $121,072       2.93%
                                                ===================                       ===================
Net interest margin .........                                  3.50%                                     4.13%
                                                              =====                                    ======
Ratio of average
interest-earning
assets to average
interest-bearing
 liabilities ................                                125.65%                                   139.98%
                                                             ======                                    ======

                                                       1997
                                      --------------------------------------
                                                                     Average
                                       Average                        Yield/
                                       Balance       Interest          Cost
                                       -------       --------          ----
Interest-earning assets:
Loans receivable(1):
 Real estate loans ..........         $  982,569     $ 79,521           8.09%
 Other loans ................             47,150        4,510           9.57
                                      -----------------------
 Total loans ................          1,029,719       84,031           8.16
Securities ..................            822,045       55,973           6.81
Other interest-
 earning assets(2) ..........            126,208        6,808           5.39
Total interest-
 earning assets .............          1,977,972      146,812           7.42
                                      ----------
Non-interest-
 earning assets ............             105,101
                                      ----------
Total assets ................         $2,083,073
                                      ==========
Interest-bearing liabilities:
Deposits:
 NOW and money
 market deposits ............         $  102,837        2,824           2.75%
 Savings and
 Escrow accounts ...........            951,188       25,281           2.66
 Certificates
 of deposits ................            531,293       27,185           5.12
                                      -----------------------
 Total deposits .............          1,585,318       55,290           3.49
Total other
 borrowings .................             81,071        4,767           5.88
                                      -----------------------
Total interest-bearing
 liabilities ................          1,666,389       60,057           3.60
                                                      -------

Non-interest-bearing
 liabilities(3) .............            230,017
                                      ----------
Total liabilities ...........          1,896,406
Stockholders' equity ........            186,667
                                      ----------
Total liabilities and
 stockholders'  equity ......         $2,083,073
                                      ----------
Net interest-
earning assets ..............         $  311,583
                                      ==========
Net interest income/
interest rate spread ........                      $   86,755           3.82%
                                                   =========================
Net interest margin .........                                           4.39%
                                                                      ======
Ratio of average
interest-earning
assets to average
interest-bearing
 liabilities ................                                         118.70%
                                                                      ======

(1) The average balance of loans receivable includes non-performing loans, interest on which is recognized on a cash basis.
(2) Includes money market accounts, Federal Funds sold and interest-earning bank deposits.
(3) Consists primarily of demand deposit accounts.

Staten Island Bancorp, Inc. and Subsidiary
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

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

                                                                 For the Year Ended December 31,
                                    ------------------------------------------------------------------------------
                                           1999 compared to 1998                          1998 compared to 1997
                                        Increase (decrease) due to                     Increase (decrease) due to
                                    -------------------------------     Total Net    -----------------------------        Total Net
                                                              Rate/     Increase                            Rate/         Increase
                                     Rate       Volume       Volume    (Decrease)    Rate       Volume      Volume       (Decrease)
                                     ----       ------       ------    ----------    ----       ------      ------       ----------
                                                                   (000's omitted)
Interest-earning assets:
 Loans receivable:
 Real estate loans ...........    $ (3,724)    $ 41,577     $(1,617)     $36,236    $(1,973)    $18,657    $  (463)         $16,221
 Other loans .................        (916)       3,250        (548)       1,786        803         101         18              922
                                  --------------------------------------------------------------------------------------------------
 Total loans receivable ......      (4,640)      44,827      (2,165)      38,022     (1,170)     18,758       (445)          17,143
 Securities ..................         136       29,823          39       29,998     (2,537)     55,085     (2,496)          50,052
 Other earning assets ........        (279)         690         (99)         312       (125)     (4,831)        89           (4,867)
                                  --------------------------------------------------------------------------------------------------
Total net change in income on
 interest-earning assets .....      (4,783)      75,340      (2,225)      68,332     (3,832)     69,012     (2,852)          62,328
                                  --------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
 Deposits:
 NOW and money
  market deposits ............        (138)       1,231         (55)       1,038       (117)        425        (18)             290
 Savings and
 Escrow accounts ............       (1,530)        (763)         56       (2,237)       252      (4,536)       (45)          (4,329)
 Certificates of deposits ....      (1,727)       1,421         (92)        (398)      (177)       (133)      --               (310)
                                  --------------------------------------------------------------------------------------------------
 Total deposits ..............      (3,395)       1,889         (91)      (1,597)       (42)     (4,244)       (63)          (4,349)
Borrowings ...................      (1,514)      56,406      (2,300)      52,592       (240)     34,325     (1,725)          32,360
                                  --------------------------------------------------------------------------------------------------
Total net change in expense on
 interest-bearing liabilities       (4,909)      58,295      (2,391)      50,995       (282)     30,081     (1,788)          28,011
                                  --------------------------------------------------------------------------------------------------
Net change in
 net interest income .........    $    126     $ 17,045    $    166     $ 17,337    $(3,550)    $38,931    $(1,064)         $34,317
                                  ==================================================================================================

Staten Island Bancorp, Inc. and Subsidiary
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

Comparison of Results of Operations for the Years Ended December 31, 1999 and 1998

  General. The Company reported net income of $52.9 million or $1.40 on a diluted per share basis for the year ended December 31, 1999 compared to net income of $44.3 million or $1.06 on a diluted per share basis for the year ended December 31, 1998, an increase of $8.6 million or 19.4%. Core earnings for the year ended December 31, 1999 were $52.5 million or diluted earnings per share of $1.39 compared to core earnings for the year ended December 31, 1998 of $43.9 million or diluted earnings per share of $1.06. Core earnings for the year ended December 31, 1999 exclude a $1.8 million benefit for loan losses, a $4.1 million curtailment gain on the freezing of the Bank's defined benefit pension plan and $5.5 million in net security losses. Core earnings for the year ended December 31, 1998 exclude $524,000 of net securities gains.

  Based upon management's assessment of the credit quality of the Company's loan portfolio, among other factors, during the fourth quarter the Company determined to reverse $1.9 million of the allowance for loan losses which was the primary reason for a benefit for loan losses of $1.8 million for the year ended December 31, 1999. As a result of management's continuing efforts to moderate non-interest expense and in light of stock based employee benefit plans implemented since the Company's initial public offering in 1997, the Company froze its defined benefit pension plan in 1999 which, due to its over-funded status, resulted in a curtailment gain of $4.1 million. The $5.5 million in net security losses for 1999 were primarily the result of writedowns of $9.0 million with respect to corporate debt securities of one financially distressed issuer.

  The increase in net income for the year ended December 31, 1999 was primarily due to an increase in net interest income of $17.3 million, the benefit for loan losses of $1.8 million and an increase in other income of $20.5 million, which were partially offset by an increase of $27.1 million in total other expenses and an increase in the provision for income taxes of $5.6 million.

  Interest Income. The increase in interest income of $68.3 million for the year ended December 31, 1999 was primarily due to an increase in the average balance of the Company's interest-earning assets, which was partially offset by a decrease in the average yield on loans. The average balance of the loan portfolio increased $555.6 million or 44.1% to $1.8 billion during 1999 primarily as a result of increased loan demand, and the Company's continued efforts to expand it's lending activity through it's business development programs and the expansion of the mortgage broker program. The average balance of the securities portfolio increased $458.8 million or 28.1% to $2.1 billion during 1999 primarily as a result of the Company's continuing leveraging strategy to fund asset growth with borrowed funds when acceptable spreads can be obtained. The average yield earned on the Company's loan portfolio decreased from 8.02% during 1998 to 7.66% for 1999. This decrease was due to the repayment of substantial amounts of relatively higher yielding loans, particularly during the first six months of 1999, and the origination of loans at market interest rates which were lower than the average yield of the Company's loan portfolio during the first half of the year.

  Interest Expense. The Company recorded interest expense of $139.1 million for the year ending December 31, 1999 compared to $88.1 million for the year ending December 31, 1998, an increase of $51.0 million or 57.9%. The primary reason for the increase was a $52.6 million increase in the interest on borrowed funds. The increase in interest expense on borrowed funds was primarily due to an increase of $1.0 billion in the average balance of borrowed funds partially offset by a decrease in the average cost from 5.58% during 1998 to 5.36% during 1999. The increase in the average balance of borrowed funds is due to the Company's program to fund asset growth with borrowed funds at acceptable spreads. The average cost of borrowings has decreased due to the lower interest rates during the first half of the year.

  Net Interest Income. Net interest income was $138.4 million for 1999 compared to $121.1 million for 1998. This represents an increase of $17.3 million or 14.3%. The increase was the result of a $68.3 million increase in interest income, which was partially offset by a $51.0 million increase in interest expense. The increase in interest income was due to a $1.0 billion increase in the average balance of interest-earning assets which was partially offset by a 13 basis point decrease in the average yield earned on interest-earning assets from 7.14% in 1998 to 7.01% in 1999. Interest expense increased due to a $1.1 billion increase in the average balance of interest-bearing liabilities and a 21 basis point increase in the average cost from 4.21% in 1998 to 4.42% in 1999 due to the Company's increasing reliance on borrowings as a source of funds and the rising interest rate environment during much of 1999. The net interest rate spread and margin decreased to 2.60% and 3.50%, respectively, for the year ended December 31, 1999 from 2.93% and 4.13%, respectively, for the year ended December 31, 1998. Such decreases were primarily due to the Bank's continued use of borrowed funds to leverage the balance sheet which is intended to incrementally increase net interest income although it may incrementally decrease the net interest margin and net interest spread. The interest rate environment during the year has resulted in lower net interest spreads and margins.

Staten Island Bancorp, Inc. and Subsidiary
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

  Provision (Benefit) For Loan Losses. The provision (benefit) for loan losses is based on management's continuing review of the adequacy of the loan loss allowance, which includes such factors as the composition of the loan portfolio and its inherent risk characteristics, the level of charge-offs, both current and historic, the level of non-performing loans, local economic conditions, including the direction of real estate values, and current trends in regulatory supervision. During 1999, the quality of the loan portfolio remained strong and the level of non-accrual loans decreased by $3.8 million or 23.2%. The Company's net loan charge-offs were $503,000 for the year ended December 31, 1999 compared to $782,000 for the year ended December 31, 1998. As a result of the continued improvement in the Company's non-accruing loans, among other factors, during the fourth quarter of 1999, management deemed it prudent to reverse $1.9 million of the allowance for loan losses which was the primary reason for a $1.8 million benefit for the loan loss reserve for the year 1999 compared to a provision of $1.6 million in the year 1998. The Company's allowance for loan losses was $14.3 million at December 31, 1999, or 114.4% of non-accrual loans at such date, compared to $16.6 million at December 31, 1998, or 102.4% of non-accrual loans at such date.

  Other Income. Other income amounted to $30.9 million and $10.4 million for the years ended December 31, 1999 and 1998, respectively. The increase of $20.5 million was due to an increase in service and fee income of $22.4 million, a $4.1 million curtailment gain stemming from the freezing of the Bank's defined benefit pension plan at year end, which were partially offset by net security losses of $5.5 million. The increase in service and fee income was primarily due to an increase of $19.7 million in fees generated by Ivy Mortgage and a $2.6 million increase in the cash surrender value of the Company's bank owned life insurance (BOLI). The increase in net security losses for the year ended December 31, 1999 compared to the year ended December 31, 1998 was primarily due to the $9.1 million writedown of certain corporate bonds held in the Company's available for sale securities portfolio and determined by management to be permanently impaired due to the distressed financial condition of the issuer, which was partially offset by $3.5 million in net gains realized from various security sales.

  Other Expenses. Other expenses for the year ended December 31, 1999 were $83.0 million or 48.5% more than other expenses of $55.9 million for the year ended December 31, 1998. The primary reasons for the increase were increases in personnel costs of $19.5 million, in occupancy and equipment costs of $1.8 million, and other expenses of $6.3 million. The increase in personnel costs was primarily due to an increase in aggregate personnel costs of $6.5 million primarily as the result of the operation of Ivy Mortgage, for the entire year, which was acquired in November 1998, a $7.6 million increase in commission expense for Ivy Mortgage, an increase of $3.0 million in the non-cash expense related to the Company's RRP, a $1.1 million increase in the Bank's incentive plan and other routine merit pay increases. The increase in occupancy and equipment expense is primarily due to the additional expense of $1.1 million from the Mortgage Company and additional property and equipment expense due to business expansion and growth. The increase in other expenses again was due primarily to loan related expenses resulting from the operation of Ivy Mortgage.

  Provision For Income Taxes. The provision for income taxes was $35.3 million for the year 1999 compared to $29.7 million for the year ended December 31, 1998. The increase in the provision was primarily due to an increase of $14.2 million in income before taxes. The effective consolidated tax rate for 1999 was 40.0% compared to 40.1% for the year 1998.

Comparison of Results of Operations for the Years Ended December 31, 1998 and 1997

  General. The Company reported net income of $44.3 million or $1.06 per share for the year ended December 31, 1998 compared to net income of $14.5 million for the year ended December 31, 1997, an increase of $29.8 million or 205.5%. The earnings for the year ended December 31, 1997 included a one time non-recurring contribution to the SISB Community Foundation (the Foundation) of $25.8 million ($13.8 million net of taxes). The Foundation was established as part of the Conversion to enhance the Company's visibility and reputation in the communities that it serves. The Foundation continues the Bank's demonstrated commitment to the housing, civic and special needs of the community. The Company's net income for 1998 represents a $15.9 million or 56.0% increase over 1997 net income as adjusted to exclude the effect of the contribution to the Foundation.

  The increase in net income for the year ended December 31, 1998 was primarily due to an increase in net interest income of $34.3 million and a decrease in the provision for loan losses of $4.4 million, which was partially offset by an increase of $13.0 million in total other expenses and an increase of $12.7 million in the provision for income taxes exclusive of related deferred tax benefit from the contribution to the Foundation. These and other significant fluctuations in the Company's results of operations are discussed below.

  Interest Income. The increase in interest income of $62.3 million for the year ended December 31, 1998 was primarily due to an increase in the average balance of the Company's interest-earning assets, which was partially offset by a decrease in the average yield on loans and securities. The average balance of the loan portfolio increased $231.6 million or 22.49% to $1.3 billion primarily as a result of increased loan demand and the Company's continued efforts to expand its lending activity including the purchase of assets from Ivy Mortgage in the fourth quarter of 1998. The average balance of the Company's securities portfolio increased $809.0 million or 98.41% to $1.6 billion for 1998 primarily as a result of the use of the net proceeds from the Conversion and the Company's leveraging strategy. These increases were partially offset by a decrease in the average balance of other interest-earning assets of $89.6 million or 70.96%. The average yield earned on the Company's loan portfolio decreased from 8.16% in 1997 to 8.02% in 1998. This decrease in the average yield on the loan portfolio was a result of declining interest rates during the year resulting in the payoff of higher yielding loans and the origination of loans at market interest rates which were lower than the average yield on the Bank's loan portfolio. The average yield was also reduced by downward pricing of certain of the Company's adjustable-rate loans. The yield on the securities portfolio decreased 31 basis points to 6.50% in 1998 from 6.81% in 1997. The decrease was a result of declining interest rates in 1998 and the accelerated payoff of higher yielding mortgage-backed securities.

Staten Island Bancorp, Inc. and Subsidiary
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

  Interest Expense. The Company recorded interest expense of $88.1 million for the year ended December 31, 1998 compared to $60.1 million for the year ended December 31, 1997, an increase of $28.0 million or 46.64%. Interest on borrowed funds increased $32.4 million due to a $583.8 million increase in the average balance of borrowings in 1998. The increase in the average balance of borrowings reflects the Bank's leveraging strategy which was instituted in 1997 to fund asset growth through borrowings at acceptable spreads. The average cost of borrowings decreased 30 basis points from 5.88% in 1997 to 5.58% in 1998 primarily due to the declining interest rate environment and the use of certain callable borrowings. The average balance of interest-bearing deposits decreased $157.8 million as a result of the withdrawal of temporary deposits in the fourth quarter of 1997 in anticipation of the Bank's mutual-to-stock conversion. The average cost of interest-bearing deposits increased to 3.57% due to the change in the mix of the interest-bearing deposit base.


  Net Interest Income. Net interest income was $121.1 million for the year ended December 31, 1998 compared to $86.8 million for the year ended December 31, 1997. This represents an increase of $34.3 million or 39.56%. The increase was a result of a $62.3 million increase in interest income which was partially offset by a $28.0 million increase in interest expense. The increase in interest income was the result of an increase of $951.0 million in the average balance of interest-earning assets which was partially offset by a decrease in the average yield of interest-earning assets of 27 basis points from 7.41% in 1997 to 7.14% in 1998. Interest expense increased due to a $426.0 million increase in the average balance of interest-bearing liabilities and a 61 basis point increase in the average cost from 3.60% in 1997 to 4.21% in 1998 due to a change in the composition of the Company's interest-bearing liabilities and the respective costs of the funding sources found within the mix. The net interest rate spread and margin decreased to 2.93% and 4.13%, respectively, for the period ended December 31, 1998 from 3.82% and 4.39%, respectively, as of December 31, 1997. Such decreases were primarily due to the Bank's continued use of borrowed funds to leverage the balance sheet coupled with the declining interest rate environment during most of 1998 which resulted in lower interest-earning asset yields in 1998 compared to 1997.

  Provision for Loan Losses. For the year ended December 31, 1998 the provision for loan losses was $1.6 million compared to $6.0 million for the year ended December 31, 1997. The provision in 1997 included a non-recurring amount of $4.0 million based on management's review of the risk elements in the loan portfolio and also the longer-than-anticipated workout periods for the commercial portfolio that was acquired from the commercial bank acquired in 1995. Management determined that, in certain circumstances, more aggressive workout procedures for such non-performing loans would be warranted, which could increase the risk of loss with respect to such loans. As a result, management decided to increase the reserve levels in 1997. The provision in 1998 was based on management's continuing review of the risk elements in the Bank's loan portfolio and past history related to charge-offs and recoveries. In particular, management considered the continued growth in the loan portfolio, as well as the decrease in its non-performing loans in determining the level of the provision in 1998.

  Other Income. Other income amounted to $10.4 million and $7.5 million for the years ended December 31, 1998 and 1997, respectively. The increase of $2.9 million or 39.27% in 1998 compared to 1997 was primarily due to an increase of $2.3 million in service and fee income and a $0.6 million increase in net gains on securities. The increase in service and fee income was due to the fees generated by the operations of Ivy Mortgage, increased fees due to the growth of checking accounts and related transactions and increased gains related to the disposition of other real estate owned ("ORE") properties. The increase in net gains on security transactions reflect management's decision to sell certain available for sale securities as market conditions warrant in the normal course of business.

Other Expenses. Other expenses for the year ended December 31, 1998 were $55.8 million or 30.30% more than other expenses of $42.9 million for the year ended December 31, 1997, exclusive of the $25.8 million contribution to the Foundation. The primary reasons for the increase in other expenses were increases in personnel costs of $9.3 million, data processing costs of $1.0 million, professional fees of $1.5 million and other expenses of $0.9 million. The increase in personnel costs was primarily due to the $7.1 million non-cash expense generated by the allocation and appreciation of shares held in the Company's stock related benefit plans during the year and staff additions to the Bank's lending operations in an effort to enhance credit administration and process the substantial increase in new loan originations. The increase in data processing costs was primarily due to non-recurring costs related to the conversion to a new data processing system in the third quarter of 1998. The increase in professional fees was primarily due to the costs related to forming a passive real estate investment trust (REIT) and a New Jersey investment company in connection with certain of the Company's tax planning strategies. Professional fees also increased due to increased audit and legal fees associated with operating for a full year as a public company. Other expenses increased primarily as a result of additional costs related to regulatory and reporting requirements as a public company.

  Provision for Income Taxes. The provision for income taxes amounted to $29.7 million for the year ended December 31, 1998 compared to $4.9 million for the year ended December 31, 1997. The Company in 1997 recorded a $12.0 million deferred tax benefit from the $25.8 million contribution to the Foundation along with a $2.6 million reversal of previously deferred income taxes related to bad debt reserves accumulated for New York City purposes, resulting in an adjusted tax provision of $19.5 million. The effective tax rate in 1998 was 40.1% compared to 43.1% in 1997. The decrease in the effective tax rate was primarily a result of the Bank's tax planning strategies put in place in 1998.

LIQUIDITY AND CAPITAL

  The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in federal funds sold and other short-term interest-earning assets which provide liquidity to meet lending requirements. Historically, the Bank relied almost exclusively on its deposits as a source of funds. Commencing in late 1997, the Company began a leveraging program whereby it uses borrowings, such as FHLB advances and reverse repurchase agreements as an additional source of funds to fund asset growth at acceptable spreads. This leveraging strategy continued throughout 1998 and 1999. However, it is management's intent to place less emphasis on this strategy in the year 2000. At December 31, 1999, such borrowings amounted to $2.0 billion.

  Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as federal funds sold or U.S. Treasury securities. On a longer term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-backed and mortgage-related securities and investment securities. At December 31, 1999, the total approved loan origination commitments outstanding amounted to $302.8 million and unused credit lines equaled $55.3 million. At the same date, the unadvanced portion of construction loans totaled $27.1 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1999 totaled $469.8 million. Investment securities scheduled to mature in one year or less at December 31, 1999 totaled $8.1 million and amortization from investments and loans is projected at $533.0 million for the year 2000. Based on historical experience, the current pricing strategy, and the strong core deposit base, management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that it will continue to have sufficient funds, together with borrowings, to meet its current commitments.

  At December 31, 1999 the Bank's capital ratios exceeded all the regulatory requirements. Under OTS regulations, the Bank is required to comply with each of three separate capital adequacy standards: tangible capital of $388.2 million or 8.93% of adjusted assets compared to a requirement of $65.2 million or 1.50% of adjusted assets, core capital of $390.2 million or 8.97% of adjusted assets compared to a requirement of $174.0 million or 4% of adjusted assets, and risk based capital of $404.5 million or 19.80% of risk weighted assets compared to a requirement of $163.4 million or 8% of risk-weighted assets.

Staten Island Bancorp, Inc. and Subsidiary
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

IMPACT OF INFLATION AND CHANGING PRICES

  The consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

Private Securities Litigation Reform Act
Safe Harbor Statement

  In addition to historical information, this Annual Report includes certain "forward-looking statements" based on current management expectations. The Company's actual results could differ materially, as defined in the Securities Act of 1933 and the Securities Exchange Act of 1934, from those management expectations. Such forward-looking statements include statements regarding our intentions, beliefs or current expectations as well as the assumptions on which such statements are based. Stockholders and potential stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and fees.

  The Company undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Staten Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 1999 and 1998                                                             1999            1998
-----------------------------------------------------------------------------------------------------------
ASSETS                                                                                    (000's omitted)
Assets:
Cash and due from  banks .....................................................    $    80,998     $   88,059
Federal  funds  sold .........................................................         20,400         45,050
Securities available for sale ................................................      1,963,954      2,029,041
Loans, net ...................................................................      2,150,039      1,457,058
Loans held for sale, net .....................................................         46,588         77,943
Accrued interest receivable ..................................................         23,621         19,389
Bank premises and equipment,  net ............................................         24,731         22,163
Intangible  assets,  net .....................................................         15,432         17,701
Other assets .................................................................        163,551         20,543
                                                                                  --------------------------
Total assets .................................................................    $ 4,489,314     $3,776,947
                                                                                  ===========================

Liabilities and Stockholders' Equity
Liabilities:
  Due depositors--
    Savings ..................................................................    $   737,794     $  730,614
    Time .....................................................................        573,043        537,154
    Money market .............................................................         89,004         82,360
    NOW accounts .............................................................         80,352         73,541
    Demand deposits ..........................................................        340,040        305,392
                                                                                  --------------------------
                                                                                    1,820,233      1,729,061
  Borrowed funds .............................................................      2,049,411      1,344,517
  Advances from borrowers for taxes and insurance ............................         10,805          7,091
  Accrued interest and other liabilities .....................................         37,488         27,236
                                                                                  --------------------------
      Total liabilities ......................................................      3,917,937      3,107,905
                                                                                  --------------------------
Commitments and Contingencies (Note 12)
Stockholders' Equity:
  Common  stock,  par  value  $.01 per  share, 100,000,000 shares  authorized,
  45,130,312 issued and 38,693,623 outstanding at December 31, 1999
  and 45,130,312 issued and 43,704,812 outstanding at December 31, 1998 ......            451            451
  Additional paid-in capital .................................................        536,539        534,464
  Retained earnings--substantially restricted ................................        251,315        215,414
  Unallocated common stock held by ESOP ......................................        (35,709)       (38,456)
  Unearned common stock held by RRP ..........................................        (25,439)       (30,873)
  Less--Treasury stock (6,436,689 and 1,425,500 shares at
  December 31, 1999 and 1998, respectively), at cost .........................       (121,149)       (27,480)
  Accumulated other comprehensive income (loss), net of taxes ................        (34,631)        15,522
                                                                                  --------------------------
      Total stockholders' equity .............................................        571,377        669,042
                                                                                  --------------------------
      Total liabilities and stockholders' equity .............................    $ 4,489,314     $ 3,776,947
                                                                                  ===========================

The accompanying notes are an integral part of these statements

Staten Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 1999, 1998 and 1997                   1999          1998        1997
                                                                                (000's omitted)
--------------------------------------------------------------------------------------------------------
Interest Income:
  Loans .........................................................    $139,197     $101,175     $ 84,031
  Securities available for sale .................................     136,023      106,025       55,973
  Other earning assets ..........................................       2,253        1,941        6,808
                                                                     ----------------------------------
    Total interest income .......................................     277,473      209,141      146,812
                                                                     ----------------------------------
Interest Expense:
  Borrowed funds ................................................      89,719       37,127        4,767
  Time ..........................................................      26,477       26,875       27,185
  Savings and escrow ............................................      18,716       20,953       25,281
  Money market and NOW ..........................................       4,152        3,114        2,824
                                                                     ----------------------------------
    Total interest expense ......................................     139,064       88,069       60,057
                                                                     ----------------------------------
    Net interest income .........................................     138,409      121,072       86,755
Provision (Benefit) for Loan Losses .............................      (1,843)       1,594        6,003
                                                                     ----------------------------------
    Net interest income after provision (benefit) for loan losses     140,252      119,478       80,752
                                                                     ----------------------------------
Other Income (Loss):
  Service and fee income ........................................      32,291        9,856        7,539
  Defined benefit plan curtailment gain .........................       4,093         --           --
  Securities transactions .......................................      (5,531)         524         (85)
                                                                     ----------------------------------
    Total other income ..........................................      30,853       10,380        7,454
                                                                     ----------------------------------
Other Expenses:
  Personnel .....................................................      49,719       30,248       20,934
  Occupancy and equipment .......................................       7,912        6,150        5,666
  Data processing ...............................................       4,448        4,915        3,950
  Amortization of intangible assets .............................       2,236        2,089        2,076
  Professional fees .............................................       2,063        2,403          933
  Contribution to SISB Community Foundation .....................        --           --         25,817
  Other .........................................................      16,593       10,113        9,349
                                                                     ----------------------------------
    Total other expenses ........................................      82,971       55,918       68,725
                                                                     ----------------------------------
    Income before provision for income taxes ....................      88,134       73,940       19,481
Provision for Income Taxes ......................................      35,259       29,678        4,932
                                                                     ----------------------------------
    Net income ..................................................    $ 52,875     $ 44,262     $ 14,549
                                                                     ==================================
Earnings (Loss) per Share:
  Basic .........................................................    $   1.40     $   1.06      $  (.29)(1)
  Fully diluted .................................................    $   1.40     $   1.06      $  (.29)

(1) Since conversion on December 22, 1997
The accompanying notes are an integral part of these statements.

Staten Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                           Unallocated   Unearned
                                                             Common       Common
For the Years Ended                           Additional     Stock         Stock                      Compre-
December 31, 1999,                 Common      Paid-in      Held by        Held by     Treasury      hensive
1998 and 1997                      Stock       Capital        ESOP           RRP         Stock        Income
---------------------------------------------------------------------------------------------------------------
                                                                 (000's omitted)
Balance, January 1, 1997 ....    $    --      $    --      $    --       $    --      $      --      $    --
  Net proceeds from
  common stock issued
  in conversion .............          451      532,521         --            --             --           --
  Purchase of common
  stock by ESOP .............         --           --        (41,262)         --             --           --
  Change in net unrealized
  appreciation (depreciation)
  on securities, net of tax .         --           --           --            --             --          8,547
  Net income ................         --           --           --            --             --         14,549
                                 --------------------------------------------------------------------------------
  Comprehensive income ......                                                                          $23,096
                                                                                                       =======
Balance, December 31, 1997 ..          451      532,521      (41,262)         --             --           --
  Allocation of 233,843
  ESOP shares ...............         --          1,886        2,806          --             --           --
  Purchase of RRP shares ....         --           --           --       (31,397)            --           --
  Earned RRP shares .........         --             57         --           524             --           --
  Treasury stock (1,425,500
  shares), at cost ..........         --           --           --            --        (27,480)          --
  Dividends paid ............         --           --           --            --             --           --
  Change in unrealized
  appreciation
  (depreciation) on
  securities, net of tax ....         --           --           --            --             --          2,845
  Net income ................         --           --           --            --             --         44,262
                                 --------------------------------------------------------------------------------
  Comprehensive income ......                                                                          $47,107
                                                                                                       =======
Balance, December 31, 1998 ..          451      534,464      (38,456)      (30,873)     (27,480)
  Allocation of 228,904
  ESOP shares ...............         --          1,484        2,747          --             --           --
  Earned RRP shares .........         --            591         --           5,434           --           --
  Treasury stock
  (5,011,189 shares),
  at cost ...................         --           --           --            --        (93,669)          --
  Dividends paid ............         --           --           --            --            --            --
  Change in unrealized
  appreciation (depreciation)
  on securities, net of tax .         --           --           --            --            --         (50,153)
  Net income ................         --           --           --            --            --          52,875
                                 --------------------------------------------------------------------------------
  Comprehensive income ......                                                                        $   2,722
                                                                                                     =========
Balance, December 31, 1999 ..    $     451    $536,539     $ (35,709)    $ (25,439)   $(121,149)
                                 ==============================================================

                                                    Accumulated
                                                        Other
                                    Retained       Comprehensive
                                     Earnings     Income (Loss), Net           Total
                                     --------     ------------------           -----
Balance, January 1, 1997 ....       $166,950         $  4,130                  $171,080
  Net proceeds from
  common stock issued
  in conversion .............            --                --                   532,972
  Purchase of common
  stock by ESOP .............            --                --                   (41,262)
  Change in net unrealized
  appreciation (depreciation)
  on securities, net of tax .            --             8,547                     8,547
  Net income ................         14,549               --                    14,549
                                    ---------------------------------------------------
  Comprehensive income ......
Balance, December 31, 1997 ..        181,499            12,677                  685,886
  Allocation of 233,843
  ESOP shares ...............           --                 --                     4,692
  Purchase of RRP shares ....           --                 --                   (31,397)
  Earned RRP shares .........           --                 --                       581
  Treasury stock (1,425,500
  shares), at cost ..........           --                 --                   (27,480)
  Dividends paid ............        (10,347)              --                   (10,347)
  Change in unrealized
  appreciation
  (depreciation) on
  securities, net of tax ....           --               2,845                    2,845
  Net income ................          44,262              --                    44,262
                                    ---------------------------------------------------
  Comprehensive income ......

Balance, December 31, 1998 ..         215,414           15,522                  669,042
  Allocation of 228,904
  ESOP shares ...............            --                --                     4,231
  Earned RRP shares .........            --                --                     6,025
  Treasury stock
  (5,011,189 shares),
  at cost ...................            --                --                   (93,669)
  Dividends paid ............         (16,974)             --                   (16,974)
  Change in unrealized
  appreciation (depreciation)
  on securities, net of tax .            --            (50,153)                 (50,153)
  Net income ................          52,875              --                    52,875
                                  -------------     ------------          -------------
  Comprehensive income ......

Balance, December 31, 1999 ..       $ 251,315         $(34,631)               $ 571,377
                                    ===========     ============          =============

The accompanying notes are an integral part of these statements.

Staten Island Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1999, 1998 and 1997                        1999                   1998             1997
-------------------------------------------------------------------------------------------------------------------------
                                                                                              (000's omitted)
Cash Flows from Operating Activities:
  Net income ......................................................    $    52,875            $    44,262     $    14,549
  Adjustments to reconcile net income to net cash
  (used in) provided by operating activities--
      Charitable contribution to SISB Community Foundation ........           --                     --            25,817
      Depreciation and amortization ...............................          2,543                  1,983           1,724
      (Accretion) and amortization of bond and mortgage premiums ..          4,715                 (1,258)         (1,772)
      Amortization of intangible assets ...........................          2,236                  2,089           2,076
      Realized loss (gain) on sale of available for sale securities         (3,539)                  (524)             85
      Expense charge relating to allocation and earned portions
         of employee benefit plans ................................          8,790                  7,583            --
      Other non-cash expense ......................................         (1,439)                (2,374)         (2,707)
      Provision (benefit) for loan losses .........................         (1,843)                 1,594           6,003
      Increase in deferred loan fees ..............................          1,512                  1,477              74
      (Increase) in accrued interest receivable ...................         (4,232)                (3,682)         (3,969)
      (Increase) in other assets ..................................        (90,479)                (5,528)         (4,691)
      (Decrease) increase in accrued interest and other liabilities         12,103                (55,611)         62,337
      (Increase) decrease in deferred income taxes ................          4,691                 (6,769)        (13,327)
      Recoveries of loans .........................................          1,161                  1,337           1,047
                                                                       --------------------------------------------------
        Net cash (used  in) provided by operating activities ......        (10,906)               (15,421)         87,246
                                                                       --------------------------------------------------
Cash Flows from Investing Activities:
  Maturities and amortization of available for sale securities ....        389,930                519,667         180,489
  Sales of available for sale securities ..........................         76,257                109,224          97,757
  Purchases of available for sale securities ......................       (517,115)            (1,304,385)       (910,305)
  Principal collected on loans ....................................        324,937                201,091         167,260
  Loans made to customers .........................................     (1,607,459)              (643,854)       (289,512)
  Purchase of loans ...............................................        (16,088)               (66,267)             --
  Sales of loans ..................................................        644,557                 57,577           4,289
  Capital expenditures ............................................         (4,961)                (4,392)        (2,786)
  Acquisition of Ivy Mortgage, net of cash acquired ...............           --                   (2,194)             --
                                                                       --------------------------------------------------
       Net cash used in investing activities .....................       (709,942)            (1,133,533)       (752,808)
                                                                       --------------------------------------------------
Cash Flows from Financing Activities:
  Net increase in deposit accounts ................................         94,886                107,877          45,964
  Borrowings ......................................................        704,894              1,094,475         249,988
  Issuance of common stock ........................................           --                     --           507,185
  Dividends paid ..................................................        (16,974)               (10,347)             --
  Purchase of shares for ESOP .....................................           --                     --           (41,262)
  Purchase of treasury stock ......................................        (93,669)               (27,480)             --
  Purchase of shares for RRP ......................................           --                  (31,397)             --
                                                                       --------------------------------------------------
        Net cash provided by financing activities .................        689,137              1,133,128         761,875
                                                                       --------------------------------------------------
        Net increase (decrease) in cash and cash equivalents ......        (31,711)               (15,826)         96,313
Cash and Cash Equivalents, beginning of year ......................        133,109                148,935          52,622
                                                                       --------------------------------------------------
Cash and Cash Equivalents, end of year ............................    $   101,398            $   133,109     $   148,935
                                                                       ==================================================

Supplemental Disclosures of Cash Flow Information:
  Cash paid for--
    Interest ......................................................    $   131,043            $    80,540     $    60,054
    Income taxes ..................................................         31,300                 30,529          14,298
  Acquisition of Ivy Mortgage--
    Fair value of assets acquired .................................           --                   65,823            --
    Fair value of liabilities assumed .............................           --                   63,937            --

The accompanying notes are an integral part of these statements.

Staten Island Bancorp, Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of Staten Island Bancorp, Inc. (the "Company") and subsidiaries conform to generally accepted accounting principles and to general practice within the banking industry. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

Basis of Presentation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Staten Island Savings Bank (the "Bank"). The Bank's wholly owned subsidiaries are SIB Mortgage Corp. (the "Mortgage
Company"), SIB Investment Corporation, Staten Island Funding Corporation and American Construction Lending Services, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

  The SIB Mortgage Corp. was set up to acquire the operations of Ivy Mortgage as discussed in Note 3. The Staten Island Funding Corporation was set up as a real estate investment trust, SIB Investment Corporation was set up to hold certain Bank investments and American Construction Lending Services, Inc. was set up to originate residential construction loans throughout the country.

  As more fully discussed in Note 2, Staten Island Bancorp, Inc., a Delaware corporation, was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank pursuant to the conversion of the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company is subject to the financial reporting requirements of the Securities Exchange Act of 1934, as amended.

  In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported assets, liabilities, revenues and expenses as of the dates of the financial statements. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, money market deposits and federal funds sold for the years ended December 31, 1999, 1998 and 1997.

Securities Available for Sale

  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt and equity securities used as part of the Company's asset/liability management that may be sold in response to changes in interest rates, are reported at fair value, with unrealized gains and losses excluded from earnings and reported on an after-tax basis in a separate component of stockholders' equity. Gains and losses on the disposition of securities are recognized on the specific-identification method in the period in which they occur.

  Premiums and discounts on mortgage-backed securities are amortized over the average life of the security using a method which approximates the level-yield method.

Loans

  Loans are stated at the principal amount outstanding, net of unearned income, loan origination fees and costs, and an allowance for loan losses. Loan origination fees and costs are recognized in interest income as an adjustment to yield over the life of the loan or at the time of the sale of the loan for loans held in the portfolio. Premiums and discounts on purchased mortgages are amortized over the average life of the loan using a method which approximates the level yield method.

  Loans are placed on non-accrual status when the interest or principal payments are 90 days past due unless in the opinion of management, collection is deemed probable. When interest accruals are discontinued, the recognition of interest income ceases and previously accrued interest remaining unpaid is reversed against income. Cash payments received are applied to principal, and interest income is recognized when management determines that the financial condition and payment record of the borrower warrant the recognition of income.

  The Bank has defined its impaired loans as its non-accrual loans under the guidance of SFAS No. 114, entitled, "Accounting by Creditors for Impairment of a Loan." Pursuant to this accounting guidance, a valuation allowance is recorded on impaired loans to reflect the difference, if any, between the loan face value and the present value of projected cash flows, observable fair value or collateral value. This valuation allowance is reported within the overall allowance for loan losses.

Loans Held for Sale

  Loans held for sale are  carried at the lower of cost or market as  determined
by   outstanding   commitments   from   investors  or  current   investor  yield
requirements.

Allowance for Loan Losses

  The allowance for loan losses is established by management through provisions for loan losses charged against income. Amounts deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

  The amount of the allowance for loan losses is inherently subjective, as it requires making material estimates which may vary from actual results. These estimates are evaluated periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known. Considerations in this evaluation include past and anticipated loss experience, current portfolio composition, evaluation of real estate collateral, as well as current and anticipated economic conditions. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb estimated loan losses inherent in the Bank's entire portfolio.

Bank  Premises and  Equipment

  Bank premises and equipment are carried at cost, less allowance for depreciation and amortization applied on a straight-line basis over the estimated useful lives of 10 to 50 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment.

Staten Island Bancorp, Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 1999, 1998 and 1997

Investments in Real Estate

  Investments in real estate consist of real estate acquired through foreclosure or by deed in lieu of foreclosure ("owned real estate " or "ORE"). ORE properties are carried at the lower of cost or fair value at the date of foreclosure (new cost basis) and at the lower of the new cost basis or fair value less estimated selling costs thereafter.

Demand Deposits

  Each of the Bank's commercial and personal demand (checking) accounts and NOW accounts has a related interest-bearing money market sweep account. The sole purpose of the sweep accounts is to reduce the non-interest-bearing reserve balances that the Bank is required to maintain with the Federal Reserve Bank, and thereby increase funds available for investment. Although the sweep accounts are classified as money market accounts for regulatory purposes, they are included in demand deposits and NOW accounts in the accompanying consolidated statements of financial condition.

Comprehensive Income

  Comprehensive income includes net income and all other changes in equity during a period except those resulting from investments by owners and distribution to owners. Other comprehensive income includes revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income.

  Comprehensive income and accumulated other comprehensive income are reported net of related income taxes. Accumulated other comprehensive income consists solely of unrealized holding gains and losses on available for sale securities.

 Income Taxes

  Deferred income taxes are provided for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes.

Earnings  Per Share

  Earnings per share are computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding, adjusted for the unallocated portion of shares held by the Employee Stock Ownership Plan ("ESOP") and ungranted Recognition and Retention Plan ("RRP") in accordance with the American Institute of Certified Public
Accountants Statement of Position 93-6. For the year ended December 31, 1999, the basic and fully diluted weighted average common stock outstanding was 37,878,481 shares. For the year ended December 31, 1998, the basic and fully diluted weighted average common stock outstanding was 41,567,051 shares. From the conversion on December 22, 1997 to December 31, 1997, the basic and fully diluted weighted average common stock outstanding was 41,691,812 shares.

Stock-Based Compensation

  SFAS No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value rather than the intrinsic value-based method that is contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations. The Company has chosen to account for stock-based compensation using the intrinsic value method as prescribed in APB No. 25, measuring compensation cost for stock options as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Treasury Stock

Repurchases of common stock are recorded as treasury stock at cost.

Bank Owned Life Insurance  (BOLI)

  In August 1999, the Bank invested in BOLI policies to fund future employee benefit costs. The Bank's investment totaled approximately $100 million and the Bank is the beneficiary of these policies. The cash surrender value of the BOLI policies is recorded on the Company's balance sheet as other assets and the change in the cash surrender value is recorded as other income.

New Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of SFAS No. 133," which amended the effective date of SFAS No. 133. SFAS No. 133 is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The statement established accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management is currently evaluating the impact SFAS Nos. 133 and 137 will have on the Company's financial statements.

Reclassifications

  Certain reclassifications have been made to the prior year amounts to conform with current year presentation.

2. ORGANIZATION/FORM OF OWNERSHIP

  The Bank was originally founded as a New York State chartered savings bank in 1864. In August 1997, the Bank converted to a federally chartered mutual savings bank and is now regulated by the Office of Thrift Supervision "OTS." The Bank is a community bank providing a complete line of retail and commercial banking services along with trust services. Individual customer deposits are insured up to $100,000 by the Federal Deposit Insurance Corporation ("FDIC).

  On April  16,  1997,  the  Board of  Directors  of the Bank  adopted a Plan of
Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of a holding company. As part of the conversion, the Company was incorporated under Delaware law in July 1997. The Company completed its initial public offering on December 22, 1997 and issued 42,981,250 shares of common stock resulting in proceeds of approximately $532,972,000, net of expense totaling $8,591,000, before the contribution to the SISB Community Foundation. The Company used $253,592,000 or 50% of the net proceeds to purchase all of the outstanding stock of the Bank. The Company also loaned $41,262,000 to the Bank to establish an ESOP which purchased 3,438,500 shares of the Company's stock in the initial public offering.

  As part of the Plan of Conversion, the Company formed the SISB Community Foundation and donated 2,149,062 shares of the Company valued at approximately $25,789,000. The Company recorded a contribution expense charge of $25,789,000 and a corresponding deferred tax benefit of $11,987,000 for this donation. In addition, the Bank paid expenses on behalf of the Foundation totaling approximately $28,000 in 1997. The formation of this private charitable foundation is to further the Bank's commitment to the communities that it serves.

  Additionally, the Bank established, in accordance with the requirements of the OTS, a liquidation account for $183,947,000 which was equal to its capital as of the date of the latest consolidated statement of financial condition (September 30, 1997) appearing in the IPO prospectus supplement. The liquidation account is reduced as and to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in deposits do not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying balances for accounts then held. This account had a balance of $58,589,000 at December 31, 1999.

  In addition to the restriction described above, the Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

3. ACQUISITIONS

  On November 20, 1998, SIB Mortgage Corp. acquired the assets of Ivy Mortgage, a New Jersey-based mortgage loan originator which has branch offices primarily throughout the Northeastern United States. The acquisition by SIB Mortgage Corp. was funded by the Bank. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was approximately $1,775,000 and has been recorded as goodwill. Included as part of the purchase price is a noncompete agreement (the "Agreement") with the sellers of Ivy Mortgage. The noncompete agreement, which is recorded as goodwill, is being amortized over 5 years on a straight-line basis and the remaining goodwill is being amortized over 15 years on a straight-line basis. The original Agreement contained provision for payments which are contingent upon future earnings. In January 2000, the original Agreement was amended to relieve the seller of certain potential obligations and to eliminate the provisions which provided for future payments to the sellers contingent upon future earnings. The amount of goodwill amortization for 1999 is $160,000 and is included in other expenses.

  On January 14, 2000, the Company acquired First State Bancorp, the holding company for First State Bank, which operates six full-service branches in the State of New Jersey. The asset size of First State Bancorp was approximately $374.0 million and the cost of the acquisition was approximately $84.5 million, which was paid in cash. The transaction will be accounted for as a purchase with the excess of cost over fair value of net assets acquired (goodwill) estimated at $46.0 million, which will be amortized on a straight-line basis over a 15-year period.

4. REGULATORY MATTERS

  The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes a number of mandatory supervisory measures on banks and thrift institutions. One of the items FDICIA imposed was certain minimum capital requirements or classifications. Such classifications are used by the FDIC and other bank regulatory agencies to determine matters ranging from each institution's semiannual FDIC deposit insurance premium assessments, to approvals of applications authorizing institutions to grow their asset size or otherwise expand business activities. Under OTS capital regulations, the Bank is required to comply with each of three separate capital adequacy standards. Set forth below is a summary of the Bank's

Staten Island Bancorp, Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 1999, 1998 and 1997

compliance with OTS capital standards as of December 31, 1999 and 1998:

                                                 December 31, 1999
                               ----------------------------------------------------
                                 Actual        Percent      Required        Percent
--------------------------------------------------------------------------------
                                                   (000's omitted)
Staten Island Savings Bank:
  Tangible capital ........    $388,248          8.93%      $ 65,213          1.50%
  Core capital ............     390,192          8.97        173,980          4.00
  Risk-based capital ......     404,463         19.80        163,442          8.00

                                                 December 31, 1998
                               ----------------------------------------------------
                                 Actual        Percent      Required        Percent
--------------------------------------------------------------------------------
                                                   (000's omitted)
Staten Island Savings Bank:
  Tangible capital ........    $402,472           11.31%    $ 53,355          1.50%
  Core capital ............     405,583           11.39      142,404          4.00
  Risk-based capital ......     422,512           26.04      129,794          8.00

                                                 December 31, 1999
                               ----------------------------------------------------
                                 Actual        Percent      Required        Percent
--------------------------------------------------------------------------------
                                                   (000's omitted)
Staten Island Bancorp:
  Tangible capital ........    $585,976          13.01%     $ 67,559          1.50%
  Core capital ............     587,921          13.05       180,234          4.00
  Risk-based capital ......     602,191          25.58       188,340          8.00

                                                 December 31, 1998
                               ----------------------------------------------------
                                 Actual        Percent      Required        Percent
--------------------------------------------------------------------------------
                                                   (000's omitted)
Staten Island Bancorp:
  Tangible capital ........    $629,519          16.84%     $ 56,061          1.50%
  Core capital ............     632,630          16.91       149,621          4.00
  Risk-based capital ......     649,247          35.93       144,565          8.00

5. INVESTMENT SECURITIES

Securities Available for Sale

  The amortized cost and approximate market value of securities available for sale are summarized as follows:

                                                     December 31, 1999
                                 -----------------------------------------------------
                                                  Gross          Gross
                                   Amortized   Unrealized     Unrealized        Market
                                     Cost         Gains          Losses         Value
                                 -----------------------------------------------------
                                                 (000's omitted)
Debt securities:
  U.S. Government
  and agencies ..............    $  164,236    $       63    $   (8,542)    $  155,757
  GNMA, FNMA and
  FHLMC mortgage
  participation
  certificates ..............       813,632         1,380       (21,401)       793,611
  Agency CMOs ...............       248,376            60        (9,819)       238,617
  Privately issued
    CMOs ....................       436,604             1       (18,403)       418,202
  Other .....................       163,357           628       (11,168)       152,817
                                 -----------------------------------------------------
                                  1,826,205         2,132       (69,333)     1,759,004
                                 -----------------------------------------------------
Marketable equity securities:
  Common stocks .............        97,787         9,201        (5,943)       101,046
  Preferred stocks ..........        79,870           604       (10,916)        69,558
  Mutual fund ...............        26,691         7,779          (123)        34,346
                                 -----------------------------------------------------
                                    204,348        17,584       (16,982)       204,950
                                 -----------------------------------------------------
      Total securities
  available
  for sale ..................    $2,030,553    $   19,716    $  (86,315)    $1,963,954
                                 =====================================================


                                                     December 31, 1998
                                 -----------------------------------------------------
                                                  Gross          Gross
                                   Amortized   Unrealized     Unrealized        Market
                                     Cost         Gains          Losses         Value
                                 -----------------------------------------------------
                                                 (000's omitted)
Debt securities:
  U.S. Government
  and agencies ..............    $    75,310    $     1,032     $      --       $    76,342
  GNMA, FNMA and
  FHLMC mortgage
  participation
  certificates ..............        901,536         11,683            (198)        913,021
  Agency CMOs ...............        232,070          2,569              (1)        234,638
  Privately issued
  CMOs ......................        473,424          3,224            (319)        476,329
  Other .....................        151,219          1,695          (5,684)        147,230
                                 ----------------------------------------------------------
                                   1,833,559         20,203          (6,202)      1,847,560
                                 ----------------------------------------------------------
Marketable equity securities:
  Common stocks .............         58,995          7,695          (5,407)         61,283
  Preferred stocks ..........         79,010          2,040            (901)         80,149
  Mutual fund ...............         27,626         12,423              --          40,049
                                 ----------------------------------------------------------
                                     165,631         22,158          (6,308)        181,481
                                 ----------------------------------------------------------
      Total securities
  available
  for sale ..................    $ 1,999,190    $    42,361     $   (12,510)    $ 2,029,041
                                 ==========================================================

The amortized cost and market value of debt securities available for sale at December 31, 1999 and 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 December 31, 1999          December 31, 1998
                            -----------------------     -----------------------

                               Amortized     Market      Amortized       Market
                                 Cost        Value         Cost          Value
                            ----------------------------------------------------
                                               (000's omitted)
Due in one year
  or less ................. $    8,150    $    8,176    $   17,297    $   17,447
Due after one
  year through
five years ................     58,256        56,785        43,058        40,509
Due after five
  years through
ten years .................    132,988       125,979        56,479        56,889
Due after
  ten years ...............    564,803       535,836       583,119       585,056
                            ----------------------------------------------------
                               764,197       726,776       699,953       699,901
GNMA, FNMA
  and FHLMC
mortgage
participation
certificates
and agency
CMOs ......................  1,062,008     1,032,228     1,133,606     1,147,659
                            ----------------------------------------------------
                            $1,826,205    $1,759,004    $1,833,559    $1,847,560
                            ====================================================

  Proceeds from sales of securities available for sale during 1999, 1998 and 1997 were $76,257,000, $109,224,000 and $97,957,000 with realized gross gains of
$8,876,000,  $2,374,000 and $945,000 and realized  gross losses of  $14,407,000,
$1,850,000 and $1,030,000, respectively. Gross losses in 1999 include write-downs of approximately $9,100,000 on securities whose decline in value was deemed to be other than temporary.

6. LOANS

  A significant portion of the Bank's loans are to borrowers who are domiciled on Staten Island. The income of many of those customers is dependent on the New York City economy. In addition, most of the Bank's real estate loans involve mortgages on Staten Island properties. Thus, the majority of the Bank's loan portfolio is susceptible to the economy of Staten Island, a borough of New York City, which is its primary marketplace. While management uses available information to provide for losses of value on loans and foreclosed properties, future loss provisions may be necessary based on changes in economic conditions. In addition, the Bank's regulators, as an integral part of their examination process, periodically review the valuation of the Bank's loans and foreclosed properties. Such regulators may require the Bank to recognize write-downs based on judgments different from those of management.

  Loans, net consist of the following at December 31, 1999 and 1998:

                                               1999                     1998
--------------------------------------------------------------------------------
                                                    (000's omitted)
Loans secured by mortgages
  on real estate:
    1-4 family residential ...........     $ 1,737,913              $ 1,187,212
    Multifamily properties ...........          42,501                   33,328
    Commercial properties ............         223,809                  137,720
    Home equity ......................           5,390                    6,121
    Construction and land ............          60,105                   42,420
    Deferred origination costs (fees)
      and unearned income, net .......           5,537                     (717)
                                           ------------------------------------
        Net loans secured
          by mortgages on
          real estate ................       2,075,255                1,406,084
                                           ------------------------------------
Other loans:
  Student ............................             657                      940
  Passbook ...........................           5,357                    5,989
  Commercial .........................          33,646                   36,592
  Other ..............................          49,395                   24,070
                                           ------------------------------------
        Net other loans ..............          89,055                   67,591
                                           ------------------------------------
        Net loans before the
  allowance for
  loan losses ........................       2,164,310                1,473,675
Allowance for loan losses ............         (14,271)                 (16,617)
                                           ------------------------------------
        Net loans ....................     $ 2,150,039              $ 1,457,058
                                           ====================================

  A summary of activity in the allowance for loan losses for the years ended December 31, 1999, 1998 and 1997, is as follows:

                                          1999         1998             1997
                                       -----------------------------------------
                                                  (000's omitted)
Beginning balance .................    $ 16,617       $15,709            $ 9,977
  Increase as a result
  of acquisition ..................        --             96                --
  Provision (benefit) charged
  to operations ...................      (1,843)       1,594               6,003
  Charge-offs .....................      (1,665)      (2,119)             (1,318)
  Recoveries ......................       1,162        1,337               1,047
                                       -----------------------------------------
Ending balance ....................    $ 14,271      $16,617             $15,709
                                       =========================================

  Non-accrual loans totaled approximately $12,474,000 at December 31, 1999, which is also the Bank's recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 and SFAS No. 118. Non-accrual loans totaled approximately $16,232,000 at December 31, 1998. The loss of interest income associated with loans on non-accrual status was approximately $746,000, $794,000 and $899,000 for the years ended December 31, 1999, 1998 and
1997, respectively.

  At December 31, 1999 and 1998, the valuation allowance related to all impaired loans totaled $7,195,000 and $5,898,000, respectively, and is included in the allowance for loan losses shown on the statement of financial condition. The average recorded investment in impaired loans for the years ended December 31, 1999 and 1998, was approximately $13,342,000 and $18,693,000, respectively.

  At December 31, 1999 and 1998, the Bank has other real estate totaling approximately $887,000 and $849,000, respectively, classified in other assets. At December 31, 1999 and 1998, the Bank was servicing mortgages for others totaling approximately $122,589,000 and $140,748,000, respectively.

  At December 31, 1999 and 1998, the Bank has balances outstanding from various officers totaling approximately $3,944,000 and $2,999,000, respectively.

7. BANK PREMISES AND EQUIPMENT

  Bank premises and equipment at December 31, 1999 and 1998, are summarized as follows:

                                                    1999                 1998
                                                  --------              --------
                                                        (000's omitted)
                                                        ---------------
Land, building and leasehold
  improvements ..............................     $ 22,821              $ 22,499
Furniture, fixtures and
  equipment .................................       19,561                14,922
                                                  ------------------------------
                                                    42,382                37,421
Less--Accumulated depreciation
  and amortization ..........................      (17,651)              (15,258)
                                                  ------------------------------
                                                  $ 24,731              $ 22,163
                                                  ==============================

Staten Island Bancorp, Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 1999, 1998 and 1997

8. DUE DEPOSITORS

  Scheduled maturities of time deposits at December 31, 1999, are summarized as follows:

                                                                  Weighted
                                                      Amount   Average Rate
----------------------------------------------------------------------------
                                                        (000's omitted)
                         2000                      $469,837            4.69%
                         2001                        72,984            5.14
                         2002                        12,245            5.33
                         2003                        10,746            5.34
                         2004                         6,807            5.26
                         2005 and thereafter            424            5.69
                                                   ------------------------
                                                   $573,043            4.78%
                                                   ========================

The  aggregate   amounts  of  outstanding   time   certificates  of  deposit  in
denominations   of  $100,000  or  more  at  December  31,  1999  and  1998  were approximately $161,603,000 and $122,166,000, respectively.

9. BORROWED FUNDS

The Bank was obligated for borrowings as follows:

                                                  December 31,
                               -------------------------------------------------
                                        1999                      1998
                               -------------------------------------------------
                              Weighted                   Weighted
                              Average                    Average
                                Rate         Amount        Rate         Amount
--------------------------------------------------------------------------------
                                               (000's omitted)
Reverse Repurchase
  Agreements
  Non-FHLB .............        5.56%      $  846,372       5.19%     $  773,477
Reverse Repurchase
  Agreements FHLB ......        5.38          318,000       5.30         571,000
FHLB Advances ..........        5.90          885,000         --              --
Mortgage payable .......       12.00               39      12.00              40
                               -------------------------------------------------
                                5.68%      $2,049,411       5.24%     $1,344,517
                               =================================================

  The average balance of borrowings for the years ended December 31, 1999 and 1998 were $1,674,990,000 and $664,863,000, respectively. The borrowings at December 31, 1999 have contractual maturities as follows:

                                                                 (000's omitted)
2000                                                               $1,275,022
2001                                                                  171,600
2002                                                                   50,000
2003                                                                  161,500
2004                                                                   53,250
2008                                                                  303,000
2009                                                                   35,039
                                                                   ----------
                                                                   $2,049,411
                                                                   ==========

  As of December 31, 1999, $2,355,994,000 of investment securities were pledged as collateral for these borrowed funds.

10. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

  Costs of the Bank's defined benefit plan are accounted for in accordance with SFAS No. 87. The following table sets forth the change in benefit obligations, the change in the plan assets, the funded status of the plan, and amounts recognized in the accompanying consolidated financial statements at December 31, 1999 and 1998, respectively, based upon the latest available actuarial measurement dates of September 30, 1999 and 1998, respectively.

                                                         1999             1998
                                                      -------------------------
                                                           (000's omitted)
Projected benefit obligation,
  beginning of year ..........................         $22,483          $18,630
    Service cost .............................           1,355            1,172
    Interest cost ............................           1,457            1,350
    Benefits paid ............................          (1,203)            (919)
    Actuarial loss (gain) ....................          (2,599)           2,250
    Curtailment of future benefits ...........          (4,248)              --
                                                      -------------------------
Projected benefit obligation,
  end of year ................................        $ 17,245         $ 22,483
                                                      =========================

  The following table sets forth the Plan's change in plan assets:

                                                         1999            1998
                                                       ------------------------
                                                          (000's omitted)
Fair value of the plan assets,
  beginning of year ..........................         $22,507          $23,002
    Actual return on plan assets .............           6,938               21
    Employer contributions ...................            --                403
    Benefits paid ............................          (1,203)            (919)
                                                       ------------------------
Fair value of the plan assets,
  end of year ................................        $ 28,242         $ 22,507
                                                      =========================

Funded status ................................        $ 10,998         $     25
Unrecognized net asset .......................            --                (62)
Unrecognized prior service cost ..............            --                393
Unrecognized net actuarial
  loss (gain) ................................          (6,680)             871
                                                       ------------------------
      Prepaid cost ...........................         $ 4,318          $ 1,227
                                                       ========================

The components of net pension expense are as follows:

                                              1999         1998          1997
                                           -----------------------------------
                                                     (000's omitted)
Service cost-benefits earned
  during the year ....................     $ 1,355       $ 1,172       $   981
Interest cost on projected
  benefit obligation .................       1,457         1,350         1,243
Net amortization and deferral ........         (15)         (125)          (82)
Actual return on plan assets .........      (2,599)          (21)       (4,213)
Deferred investment gain (loss) ......         614        (1,799)        2,714
                                           -----------------------------------
      Net pension expense ............     $   812       $   577       $   643
                                           ===================================

30

Major assumptions utilized:

                                              1999          1998          1997
                                           -----------------------------------
Weighted average discount rate .......        6.75%         6.50%         7.25%
Rate of increase in
  compensation levels ................        4.50          4.50          5.00
Expected long-term rate
  of return on assets ................        9.00          8.00          8.00

  During 1999, the Bank amended the defined benefit plan to freeze future benefit accruals on December 31, 1999. In connection with the freezing of the plan and the plan's measurement date of December 31, 1999, in accordance with SFAS No. 88, the Bank recognized a curtailment gain of approximately $4.1 million for the year ended December 31, 1999.

Postretirement Benefits

  The Bank provides postretirement benefits, including medical care and life insurance, which cover substantially all active employees upon their retirement. The Bank's postretirement benefits are unfunded. The following table shows the components of the plan's accrued postretirement benefit cost included in other liabilities on the consolidated statements of financial condition as of December 31, 1999 and 1998:

                                                               1999        1998
                                                              ------------------
                                                               (000's omitted)
Accumulated postretirement benefit obligation:
  Retirees .............................................      $1,522      $1,324
  Other fully eligible participants ....................       2,024       2,249
  Unrecognized gain (loss) .............................         399          50
  Unrecognized past service liability ..................         508         583
                                                              ------------------

    Accrued postretirement benefit cost ................      $4,453      $4,206
                                                              ==================

  Net periodic postretirement benefit cost for 1999, 1998 and 1997 included the following components:

                                                     1999     1998        1997
                                                    ---------------------------
                                                          (000's omitted)
Service cost--benefits attributed to
  service during period .......................     $ 217      $ 173      $ 204
Interest cost on accumulated
  postretirement benefit obligation ...........       228        205        269
Amortization of:
    Unrecognized (gain) loss ..................      --          (13)        10
    Unrecognized past service liability .......       (75)       (75)       (75)
                                                    ---------------------------
      Net periodic postretirement
       benefit cost ...........................     $ 370      $ 290      $ 408
                                                    ===========================

  The average health care cost trend rate assumption significantly affects the amounts reported. For example, a 1% increase in this rate would increase the accumulated benefit obligation by $214,000, $280,000 and $196,000 at December 31, 1999, 1998 and 1997, respectively, and increase the net periodic cost by $43,000, $37,000 and $27,700 for the years ended December 31, 1999, 1998 and
1997, respectively. The postretirement benefit cost components for 1999 were calculated assuming average health care cost trend rates ranging up to 6.5% and grading to 5% in 2005 and thereafter.

401(k) Plan

  The Bank has a 401(k) plan (the "Plan") covering substantially all full-time employees. The Plan provides for employer matching contributions subject to a specified maximum, and also contains a profit-sharing feature which provides for contributions at the discretion of the Bank. The Plan expense in 1999 and 1998 was matched through stock contributions under the ESOP. Amounts charged to operations for the years ended December 31, 1999, 1998 and 1997 were approximately $535,000, $514,000 and $1,266,000, respectively.

Employee Stock Ownership Plan

  The ESOP borrowed $41,262,000 from the Company and used the funds to purchase 3,438,500 shares of the Company's stock issued in the conversion. The loan has an interest rate of 8.25% and will be repaid over a 15-year period. The loan was issued on December 19, 1997. Shares purchased are held in a suspense account for allocation among the participants as the loan is paid. Contributions to the ESOP and shares released from the loan collateral will be in an amount proportional to repayment of the ESOP loan. Shares allocated will first be used for the employer matching contribution for the 401(k) plan with the remaining shares allocated to the participants based on compensation as described in the plan, in the year of allocation. The vesting schedule will be the same as the Bank's current 401(k) plan. Forfeitures from the 401(k) matching contributions will be used to reduce future employer 401(k) matching contributions while forfeitures from shares allocated to the participants will be allocated among the participants the same as contributions. There were 228,904 and 233,843 shares allocated in 1999 and 1998, respectively. The Company recorded compensation expense of $2,790,000, $4,020,000 and $0 for the ESOP for the years ended December 31, 1999, 1998 and 1997 respectively.

Recognition and Retention Plan

  The Company maintains the 1998 Recognition and Retention Plan ("RRP") for the directors and officers of the Bank which was implemented in July 1998. The objective of the RRP is to enable the Company to provide officers, key employees and directors of the Bank with a proprietary interest in the Company as an incentive to contribute to its success. During 1998, the RRP purchased 1,719,250 shares of the Company or 4% of the common stock sold in the Conversion on the open market. These purchases were funded by the Bank. On July 31, 1998, 1,501,675 shares were granted to the directors and officers of the Company at a price of $20.25 per share. On December 15, 1999, 18,200 shares were granted to certain officers of the Company at a price of $18.63 per share and during the year 1999, 5,325 shares were forfeited. At year-end 1999, the plan holds 204,700 shares which have not been granted. Awards vest at a rate of 20% per year for directors and officers, commencing one year from the date of award. Awards become 100% vested upon

Staten Island Bancorp, Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 1999, 1998 and 1997

termination of employment due to death or disability or upon a change in control. Pursuant to the plan 297,530 shares vested during the year. The Company recorded compensation expense of $5,532,000 and $3,049,000 for the RRP for the years ended December 31, 1999 and 1998, respectively.

Stock Option Plan

The Company maintains the 1998 Stock Option Plan (the "Option Plan"). The Company has reserved for future issuance pursuant to the Option Plan 4,298,125 shares of common stock, which is equal to 10% of the common stock sold in the Conversion. Under the Option Plan, stock options (which expire ten years from the date of grant) have been granted to the directors and officers of the Bank. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to the fair market value of the stock at the date of the grant. Options will be exercisable in whole or in part over the vesting period. The options vest ratably over a five-year period. However, all options become 100% exercisable in the event the employee terminates his employment due to death or disability or upon change of control.

The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Since each option granted at a price equal to the fair market value of one share of the Company's stock on the date of the grant, no compensation cost has been recognized. The following table compares reported net income and earnings per share to net income and earnings per share on a pro forma basis assuming that the Company accounted for stock-based compensation under SFAS No. 123. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

                                                     1999                 1998
--------------------------------------------------------------------------------
Net income:
  As reported ........................           $   52,875           $   44,262
  Pro forma ..........................               47,341               40,108
Earnings per share:
  As reported--
    Basic ............................                 1.40                 1.06
    Diluted ..........................                 1.40                 1.06
  Pro forma--
    Basic ............................                 1.25                 0.97
    Diluted ..........................                 1.25                 0.97

Stock Option Activity

The following table sets forth stock option activity and the weighted average fair value of options granted.

                                                           Year Ended
                                                        December 31, 1999
                                                    --------------------------
                                                                   Weighted
                                                                    Average
                                                    Shares      Exercise Price
                                                   ---------------------------
Outstanding as of January 1, 1998 ............     3,056,000     $    22.875
  Granted ....................................          --          --
  Exercised ..................................          --          --
  Forfeited ..................................          --          --
                                                   ---------
Outstanding as of January 1, 1999 ............     3,056,000          22.875

  Granted ....................................        91,000          18.625
  Exercised ..................................          --          --
                                                   ---------
  Forfeited ..................................      (101,000)         22.875
Outstanding as of
  December 31, 1999 ..........................     3,046,000     $    22.748
                                                   =========     ===========
Options exercisable as of
  December 31, 1999 ..........................       626,200
                                                   =========
Weighted average fair
  value of options granted ...................                   $     6.77
                                                                 ==========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rates of 5.50%, volatility of 29.92%, expected dividend yield of 2.7% and expected life of six years.

Supplemental Executive Retirement Plan

In 1993, the Bank adopted a Supplemental Executive Retirement Plan (the "Executive Plan") for certain senior officers that provides for payments upon retirement, death or disability. The annual benefit is based upon annual salary (as defined) plus interest. Amounts charged to operations for the years ended December 31, 1999, 1998 and 1997 were approximately $458,000, $436,000 and
$186,000, respectively.

11. INCOME TAXES

The provision for income taxes consists of the following:

                                      1999              1998              1997
--------------------------------------------------------------------------------
                                               (000's omitted)
Current:
  Federal ...............          $ 26,353           $21,299          $ 14,137
  State .................             2,778             2,610             3,150
  City ..................             2,776             2,676               227
                                   --------------------------------------------
                                     31,907            26,585            17,514
Deferred ................             3,352             3,093           (12,582)
                                   --------------------------------------------
                                   $ 35,259          $ 29,678          $  4,932
                                   ============================================

  The following table reconciles the federal statutory rate to the Bank's effective tax rate:

                                                          December 31, 1999
                                                    -------------------------------
                                                                     Percentage of
                                                      Amount          Pretax Income
-----------------------------------------------------------------------------------
                                                            (000's omitted)
Federal tax at statutory rate ..............        $ 30,847                35.0%
State and local income taxes ...............           4,475                 5.0
Tax-exempt dividend income .................          (1,425)               (1.6)
Amortization of goodwill ...................             318                 0.4
Other ......................................           1,044                 1.2
                                                     ------------------------------
  Income tax provision .....................         $35,259                40.0%
                                                     ==============================
                                                          December 31, 1998
                                                    -------------------------------
                                                                     Percentage of
                                                      Amount          Pretax Income
-----------------------------------------------------------------------------------
                                                            (000's omitted)
Federal tax at statutory rate ..............        $ 25,879                35.0%
State and local income taxes ...............           2,837                 3.8
Tax-exempt dividend income .................            (436)               (0.6)
Amortization of goodwill ...................             318                 0.4
Other ......................................           1,080                 1.5
                                                     ------------------------------
  Income tax provision .....................         $29,678                40.1%
                                                     ==============================
                                                          December 31, 1997
                                                    -------------------------------
                                                                     Percentage of
                                                      Amount          Pretax Income
-----------------------------------------------------------------------------------
                                                            (000's omitted)
Federal tax at statutory rate ..............        $  6,818                35.0%
State and local income taxes ...............          (2,313)              (11.9)
Tax-exempt dividend income .................            (305)               (1.5)
Amortization of goodwill ...................             318                 1.6
Other ......................................             414                 2.1
                                                     -------                ----
  Income tax provision .....................         $ 4,932                25.3%
                                                     =======                ====

  The following is a summary of the income tax (liability) receivable at December 31, 1999 and 1998:

                                                      1999                 1998
--------------------------------------------------------------------------------
                                                        (000's omitted)
Current taxes .........................            $ (2,286)            $  1,257
Deferred taxes ........................              47,146                1,861
                                                   -----------------------------
                                                   $ 44,860             $  3,118
                                                   =============================

  The components of the net deferred tax asset at December 31, 1999 and 1998 are as follows:

                                                            1999          1998
--------------------------------------------------------------------------------
                                                             (000's omitted)
Assets:
  Contribution to Foundation .....................        $ 4,051        $ 6,571
  Allowance for loan losses ......................          5,991          7,005
  Postretirement benefit accrual .................          1,935          1,809
  Non-accrual loans ..............................            634            583
  Deferred compensation ..........................          1,088          1,031
  Investment in data processing entity ...........            381            381
  ESOP shares ....................................          1,053            565
  Unrealized loss on AFS securities ..............         30,764           --
  Deferred loan fees .............................           --              170
  Other ..........................................          6,151            832
                                                          ----------------------
    Gross deferred tax asset .....................         52,048         18,947
  Valuation Allowance ............................           --             --
                                                          ----------------------
    Total assets .................................         52,048         18,947
                                                          ----------------------
Liabilities:
  Bad debt recapture under Section 593 ...........          1,666          2,354
  Deposit premium ................................            817          1,009
  Unrealized gain on AFS securities ..............           --           12,537
  Pension plan ...................................            216            499
  Pension curtailment gain .......................          1,719           --
  Bond discounts .................................             51            303
  Other ..........................................            433            384
                                                          ----------------------
    Gross deferred tax liability .................          4,902         17,086
                                                          ----------------------
    Net deferred tax asset .......................        $47,146        $ 1,861
                                                          ======================

At December 31, 1999 and 1998, the deferred tax asset is included in other assets in the accompanying consolidated financial statements.

Bad Debt Deduction

  Through January 1, 1996, under Section 593 of the Internal Revenue Code, thrift institutions such as the Bank which met certain definitional tests, primarily relating to their assets and the nature of their business, were permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, was computed using an amount based on the Bank's actual loss experience (the "Experience Method"), or a percentage equal to 8% of the Bank's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the nonqualifying reserve. Similar deductions or additions to the Bank's bad debt reserve are permitted under the New York State Bank Franchise Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI Method was approximately 32% rather than 8%.

Staten Island Bancorp, Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 1999, 1998 and 1997

  Effective January 1, 1996, Section 593 was amended, and the Bank is unable to make additions to its federal tax bad debt reserve, is permitted to deduct bad debts only as they occur and is additionally required to recapture (that is, take into taxable income) over a six-year period, beginning with the Bank's taxable year beginning on January 1, 1996, the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987, or over a lesser amount if the Bank's loan portfolio has decreased since December 31, 1987. Such recapture requirements have been deferred for taxable years through December 31, 1997, as the Bank originated a minimum amount of certain residential loans based upon the average of the principal amounts of such loans originated by the Bank during its six taxable years preceding January 1, 1996. The recapture requirement amount for the year 1999 was $1,190,000.

  The New York State tax law has been amended to prevent a similar recapture of the Bank's bad debt reserve, and to permit continued future use of the bad debt reserve method for purposes of determining the Bank's New York State tax liability. This change also provides for an indefinite deferral of the recapture of the bad debt reserves generated for New York State purposes.

The New York City tax law was amended in the first quarter of 1997 and is similar to the New York State tax law regarding bad debt reserves and provides for the indefinite deferral of the recapture of bad debt reserves generated for New York City purposes. The Bank reversed $2.6 million in 1997 of previously deferred income taxes related to the bad debt reserve accumulated for New York City purposes. Prior to the tax law changes mentioned above, for New York State and New York City purposes, the bad debt deduction was equal to a multiple of the federal bad debt deduction, which is approximately four times the federal amount.

State, Local and Other Taxes

  The Company files state and local tax returns on a calendar-year basis. State and local taxes imposed on the Company consist primarily of New York State franchise tax, New York City Financial Corporation tax, Delaware franchise tax and state taxes for an additional 22 states. These additional state taxes are attributable to the operation of SIB Mortgage Corp. which has offices in these additional locations. The Company's annual liability for New York State and New York City purposes is the greater of a tax on income or an alternative tax based on a specified formula. Liability for other state taxes are determined in accordance with the applicable local tax code. The Company's liability for Delaware franchise tax is based on the lesser of a tax based on an authorized shares method or an assumed par value capital method, however, under each method, the Company's total tax will not exceed $150,000.

12. COMMITMENTS AND CONTINGENCIES AND
    RELATED PARTY TRANSACTIONS

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as standby letters of credit and commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. The Bank uses the same policies in making commitments as it does for on-balance sheet instruments. No material losses are anticipated as a result of these transactions. The Bank is contingently liable under standby letters of credit in the amount of $4,811,000 and $1,777,000 at December 31, 1999 and 1998, respectively. In addition, at December 31, 1999 and 1998, mortgage loan commitments and unused balances under revolving credit lines approximated $390,479,000 and $297,000,000, respectively. Total operating rental commitments on bank facilities, which expire at various dates through August 2010, exclusive of renewal options, are as follows:

--------------------------------------------------------------------------------
                                                     (000's omitted)
                   2000                                   $1,789
                   2001                                    1,674
                   2002                                    1,197
                   2003                                      751
                   2004 and thereafter                     1,410
                                                          ------
                                                          $6,821
                                                          ======

  Rental expense included in the statements of income was approximately $1,648,000, $768,000 and $702,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

  In October 1997, the Company became the primary owner of an entity that provides data processing services to the Bank. Based on its assessment of the continuing viability of this company, the Bank had earlier in 1997, written off its entire investment of $969,000 which is reflected in data processing expense. The Company intends to liquidate this company with no material effect on the Company's financial statements. As a result, this data processing company is not included in the consolidated financial statements of the Company. In 1998, the Bank signed a five-year contract to outsource substantially all of its data processing to another data service provider and, in August 1998, converted its data processing systems to this new provider.

13. DISCLOSURES ABOUT FAIR VALUE OF
    FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due From Banks and Federal Funds Sold

  For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

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

Deposit Liabilities

  The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Demand deposits, savings accounts and certain money market deposits are valued at their carrying value. In the Bank's opinion, these deposits could be sold at a premium based on management's knowledge of the results of recent sales of financial institutions in the New York City area.

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

                                                     December 31, 1999
                                            ------------------------------------
                                               Carrying                 Fair
                                                Amount                  Value
                                                      (000's omitted)
--------------------------------------------------------------------------------
Financial assets:
  Cash and due from banks .............     $    80,998              $    80,998
  Federal funds sold ..................          20,400                   20,400
  Securities available for sale .......       1,963,954                1,963,954
  Loans ...............................       2,210,898                2,111,761
  Less--Allowance for loan losses .....         (14,271)                 (14,271)
  Accrued interest receivable .........          24,731                   24,731
Financial liabilities:
  Savings and demand deposits .........       1,247,190                1,247,190
  Time deposits .......................         573,043                  573,230
  Borrowed funds ......................       2,049,411                2,049,411
  Advances from borrowers for
  taxes and insurance .................          10,805                   10,805
  Accrued interest payable ............          16,485                   16,485
Unrecognized financial instruments:
  Commitments to extend credit ........            --                        646

                                                     December 31, 1998
                                            ------------------------------------
                                               Carrying                 Fair
                                                Amount                  Value
                                                      (000's omitted)
--------------------------------------------------------------------------------
Financial assets:
  Cash and due from banks .............     $    88,059              $    88,059
  Federal funds sold ..................          45,050                   45,050
  Securities available for sale .......       2,029,041                2,029,041
  Loans ...............................       1,551,618                1,567,486
  Less--Allowance for loan losses .....         (16,617)                 (16,617)
  Accrued interest receivable .........          19,389                   19,389
Financial liabilities:
  Savings and demand deposits .........       1,191,906                1,191,906
  Time deposits .......................         537,154                  540,144
  Borrowed funds ......................           1,345                    1,345
  Advances from borrowers for
  taxes and insurance .................           7,091                    7,091
  Accrued interest payable ............           8,464                    8,464
Unrecognized financial instruments:
  Commitments to extend credit ........            --                      1,257

14. STATEN ISLAND BANCORP, INC.

  The following condensed statements of financial condition as of December 31, 1999 and 1998, and condensed statements of income and cash flows for the years ended December 31, 1999 and 1998 represent the parent company-only financial information and should be read in conjunction with the consolidated financial statements and the notes thereto.

Staten Island Bancorp, Inc. and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 1999, and 1998

Condensed Statements of Financial Condition
                                                          December 31,
                                              ---------------------------------
                                                  1999                   1998
--------------------------------------------------------------------------------
                                                       (000's omitted)
Assets:
  Cash .................................      $   3,482               $  14,008
  Securities available for sale ........        145,332                 171,563
  Investment in Bank ...................        374,187                 435,258
  ESOP loan receivable
    from Bank ..........................         38,217                  39,801
  Other assets .........................         11,284                   9,524
                                              ---------------------------------
      Total assets .....................      $ 572,502               $ 670,154
                                              =================================
Liabilities:
  Accrued interest and
    other liabilities ..................      $   1,125               $   1,112
Stockholders' equity:
  Common stock .........................            451                     451
  Additional paid-in capital ...........        536,539                 534,464
  Retained earnings
    (substantially restricted) .........        251,315                 215,414
  Unallocated ESOP shares ..............        (35,709)                (38,456)
  Unearned RRP shares ..................        (25,439)                (30,873)
  Less--Treasury stock (6,436,689
  and 1,425,000 shares at
  December 31, 1999 and 1998,
  respectively), at cost ...............       (121,149)                (27,480)
  Accumulated other comprehensive
  income (loss), net of taxes ..........        (34,631)                 15,522
                                              ---------------------------------
      Total liabilities and
  stockholders' equity .................      $ 572,502               $ 670,154
                                              =================================

Condensed Statements of Income
                                                          December 31,
                                              ---------------------------------
                                                  1999                   1998
--------------------------------------------------------------------------------
                                                       (000's omitted)
Income:
  Investment income .....................       $12,222               $   7,810
  Other interest income .................           172                     287
  Interest income ESOP
     loan receivable ....................         3,236                   3,464
  Other Income ..........................            76                    --
  Loss on sale of investments ...........        (5,555)                   (646)
                                               ---------------------------------
                                                10,151                  10,915
Expenses:
  Interest expense ......................         1,675                     657
  Other expense .........................           483                     598
  Income before taxes and
  equity in undistributed
  earnings of subsidiary ................         7,993                   9,660
  Provision for income taxes ............         3,830                   3,107
                                              ---------------------------------
  Income before equity in
     undistributed earnings
     of Bank ............................         4,163                   6,553
Equity in undistributed
  earnings of Bank ......................        48,712                  37,709
                                              ---------------------------------
      Net income ........................     $  52,875               $  44,262
                                              ==================================

Condensed Statements of Cash Flows
                                                          December 31,
                                              ---------------------------------
                                                  1999                   1998
--------------------------------------------------------------------------------
                                                       (000's omitted)
Cash flows from operating activities:
  Net income ............................     $  52,875               $  44,262
  Adjustments to reconcile net
     income to net cash provided
     by operating activities--
     Undistributed earnings of Bank .....       (48,712)                (37,709)
  Amortization of bond and
     mortgage premium ...................            74                      28
  Loss on sale of available for
     sale securities ....................         1,737                     646
  Other non-cash expense (income) .......          --                       (51)
     Decrease (increase) in
     accrued interest receivable ........           171                    (683)
  Decrease in other assets ..............          --                     1,868
     (Decrease) increase in
     accrued interest payable ...........           (13)                  1,112
  Decrease in deferred income taxes .....         5,539                   1,684
                                              ---------------------------------
      Net cash provided by
  operating activities ..................        11,671                  11,157
                                              ---------------------------------
Cash flows from investing activities:
     (Increase) decrease in
     investment in subsidiary Bank ......        80,000                    --
  Maturities of available for
     sale securities ....................         7,428                    --
  Sales of available for
     sale securities ....................        66,205                  99,627
  Purchases of available for
     sale securities ....................       (66,771)               (272,711)
  Principal collected on loans ..........         1,584                   1,461
                                              ---------------------------------
      Net cash provided by (used in)
   investing activities .................        88,446                (171,623)
                                              ---------------------------------
Cash flows from financing activities:
  Cash dividends ........................       (16,974)                (10,347)
  Purchase of treasury stock ............       (93,669)                (27,480)
                                              ---------------------------------
      Net cash used in
  financing activities ..................      (110,643)                (37,827)
                                              ---------------------------------
      Net decrease in cash and
  cash equivalents ......................       (10,526)               (198,293)
Cash and cash equivalents,
  beginning of year .....................        14,008                 212,301
                                              ---------------------------------
Cash and cash equivalents,
  end of year ...........................     $   3,482               $  14,008
                                              =================================

36

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Selected unaudited quarterly financial data for the years ended December 31, 1999 and 1998 is presented below:

                                    Fourth       Third        Second     First
                                    Quarter      Quarter      Quarter    Quarter
--------------------------------------------------------------------------------
1999:
  Interest income .............     $77,033      $70,856     $66,840     $62,744
  Interest expense ............      40,538       36,266      32,533      29,727
  Net interest income .........      36,495       34,590      34,307      33,017
  Provision (benefit) for
    loan losses ...............      (1,943)          30          11          59
  Service and
    fee Income ................       8,998        8,756       9,043       5,494
  Securities
     transactions .............      (6,452)         436         361         124
  Defined benefit plan
    curtailment gain ..........       4,093         --          --          --
  Non-interest expense ........      22,612       21,440      21,240      17,679
  Income before
    income taxes ..............      22,465       22,312      22,460      20,897
  Income taxes ................       8,813        8,740       9,129       8,577
  Net income ..................      13,652       13,572      13,331      12,320
  Earnings per share--
    Basic .....................         .38          .36         .35         .31
    Diluted ...................         .38          .36         .35         .31
    Dividends declared
     per common
     share ....................         .12          .11         .11         .10
    Stock price per
    common share--
      High ....................     20 3/16       18 7/8      19 1/4     19 15/16
      Low .....................     17 11/16      17 3/8      16 1/4     16 1/2
      Close ...................     18            18 13/16    18         17 3/16

                                  Fourth       Third        Second     First
                                  Quarter      Quarter      Quarter    Quarter
--------------------------------------------------------------------------------
1998:
Interest income ...........      $62,557       $54,068      $48,050      $44,466
Interest expense ..........       28,953        24,143       18,883       16,090
Net interest income .......       33,604        29,925       29,167       28,376
Provision for
    loan losses............           92           500          501          501
Service and
     fee income ...........        3,886         1,844        1,977        2,149
Securities
    transactions ..........         (223)           72           92          583
Non-interest expense ......       18,142        13,327       12,277       12,172
Income before
    income taxes ..........       19,033        18,014       18,458       18,435
Income taxes ..............        7,259         7,066        7,515        7,838
Net income ................       11,774        10,948       10,943       10,597
Earnings per share--
  Basic ...................          .28           .26          .27          .25
  Diluted .................          .28           .26          .27          .25
  Dividends declared
    per common
    share .................          .09           .08          .08          .07
Stock price per
common share--
    High ..................      21 3/4         23 1/8       23 5/8      21 1/8
    Low ...................      14 1/8         15 9/16      20 5/8      18 13/16
    Close .................      19 15/16       18           22 3/4      20 3/8

REPORT  OF  INDEPENDENT  PUBLIC  ACCOUNTANTS

To the Board of Directors and
Stockholders of Staten Island Bancorp, Inc.:

  We have audited the accompanying consolidated statements of financial condition of Staten Island Bancorp, Inc. and subsidiary (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Staten Island Bancorp, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/Arthur Andersen LLP
----------------------
Arthur Andersen LLP

New York, New York
January 21, 2000

Staten Island Bancorp, Inc. and Subsidiaries
CORPORATE INFORMATION
STATEN ISLAND BANCORP INC.

DIRECTORS
Harold Banks
Charles J. Bartels
James R. Coyle
Harry P. Doherty
William G. Horn
Denis P. Kelleher
Julius Mehrberg
John R. Morris
Kenneth W. Nelson
William E. O'Mara

DIRECTORS EMERITI
Elliott L. Chapin
Pio Paul Goggi
Dennis E. Knudsen
Edward J. Maloy, Jr.
Edward F. Norton, Jr.
Edward F. Vitt
Raymond A. Vomero

OFFICERS OF STATEN ISLAND
BANCORP INC.
Harry P. Doherty
  Chief Executive Officer
James R. Coyle
  Chief Operating Officer
Edward Klingele
  Chief Financial Officer
Patricia J. Villani
  Corporate Secretary

STATEN ISLAND SAVINGS BANK--
A Staten Island Bancorp Company
Senior Officers
Harry P. Doherty
  Chairman and Chief Executive Officer
James R. Coyle
  President and Chief Operating Officer
John P. Brady
  Executive Vice President
Frank J. Besignano
  Senior Vice President
Donald C. Fleming
  Senior Vice President
Edward Klingele
  Senior Vice President
Deborah Pagano
  Senior Vice President
Ira Hoberman
  President, First State Division

SIB MORTGAGE CORPORATION--
d/b/a IVY MORTGAGE
Richard W. Payne
  President and Chief Executive Officer
Paul Heckman
  Executive Vice President
Ralph Picarillo
  Executive Vice President, Treasurer and
Chief Financial Officer

AMERICAN CONSTRUCTION
LENDING SERVICES, INC.
Robert M. Imperato
  President and Chief Executive Officer
Craig R. Peterson
  Executive Vice President

STATEN ISLAND INVESTMENT CORP.
Bernard Durnin
  President

CORPORATE OFFICE
15 Beach Street
Staten Island, New York 10304

ANNUAL MEETING
The annual meeting of stockholders will be held on April 27, 2000 at 10:00 a.m. at the Excelsior Grand, 2380 Hylan Boulevard, Staten Island, New York, 10306.
Notice of the meeting and a proxy form are included with this mailing to shareholders of record as of March 17, 2000.

INVESTOR RELATIONS
Shareholders, analysts and others interested in additional information may contact:

Donald C. Fleming
Senior Vice President
15 Beach Street
Staten Island, New York 10304
(718) 556-6518
www.sisb.com

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

STOCK LISTING
Staten Island Bancorp Inc.'s common stock is traded on the New York Stock Exchange (NYSE) under the symbol SIB.

INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS
Arthur Andersen LLP
1345 Avenue of the Americas
New York, New York 10105

COUNSEL
The Law Firm of Hall & Hall
57 Beach Street
Staten Island, New York 10304

Elias, Matz, Tiernan & Herrick, LLP
734 15th Street N.W., 12th fl.
Washington, D.C. 20005

38