Form 10-K, Exhibit 13
period 2000-12-31
STATEN ISLAND BANCORP INC
filed 2001-04-02
CIK 1042801

[graphic-STATEN ISLAND Bancorp,Inc. logo]

                    15 BEACH STREET, STATEN ISLAND, NY 10304

Member F.D.I.C.              Equal Opportunity Employer     Equal Housing Lender

                                  www.sibk.com

STATEN ISLAND BANCORP, INC.

             2000 Annual Report


                                                        " Bringing a successful
                                                         tradition of Community
                                                         Banking to new markets"





                                       [graphic-STATEN ISLAND Bancorp,Inc. logo]

CORPORATE PROFILE


MISSION STATEMENT: SI Bank & Trust is a strong financial services company committed to improving shareholder value and delivering the highest quality products and services responsive to the changing needs of our consumer and business markets. As we grow, we will consistently strive to give extraordinary service to our customers by providing our employees with the means and opportunities to make full use of their skills and capabilities. These commitments to our shareholders, customers and employees will enable the Company to maintain a level of profitability necessary to remain independent for the benefit of the communities we serve.

[GRAPHIC-MAP DEPICTING LOCATIONS]

 Staten Island, NY .........17
 Kings (Brooklyn), NY....... 2
 Union, NJ...................3
 Middlesex, NJ ..............1
 Monmouth, NJ................2
 Ocean, NJ...................5


Staten Island Bancorp, Inc. ("SIB") was organized in 1997 and is the holding company for SI Bank & Trust (the "Bank"), a federally chartered, FDIC insured thrift institution, originally organized in 1864 under the name of Staten Island Savings Bank. Headquarted in Staten Island, New York, the Bank operates 17 full service branches and a trust department in Staten Island, New York, two branches in Brooklyn, New York, five branches in Ocean County, New Jersey, two branches in Monmouth County, New Jersey, one branch in Middlesex County, New Jersey and three branches in Union County, New Jersey.

SI Bank & Trust also has a mortgage-banking subsidiary: SIB Mortgage Corp., d/b/a Ivy Mortgage. The principal business of the Bank consists of attracting deposits from consumers and businesses in its market area and originating consumer, residential, multi-family and commercial real estate loans, as well as other business loans.

Staten Island Bancorp, Inc.'s common stock is publicly traded on the New York Stock Exchange under the symbol "SIB".

                                                            FINANCIAL HIGHLIGHTS

[GRAPHIC-GRAPH  DEPICTING TOTAL ASSETS (in millions of dollars)]

[GRAPHIC-GRAPH  DEPICTING TOTAL LOANS (in millions of dollars)]

[GRAPHIC-GRAPH  DEPICTING TOTAL DEPOSITS (in millions of dollars)]

                                                                            At or For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                2000             1999            1998
--------------------------------------------------------------------------------------------------------------------
Operations Data              Net interest income                         $  140,684        $ 138,409      $  121,072
                             Provision (benefit) for loan losses                652           (1,843)          1,594
                             Total other income                              43,562           30,853          10,380
                             Total other expenses                            96,760           82,971          55,918
                             Income before provision for income taxes        86,834           88,134          73,940
                             Provision for income taxes                      32,908           35,259          29,678
                             Net income                                      53,926           52,875          44,262
--------------------------------------------------------------------------------------------------------------------

Financial Condition Data     Total assets                                $5,240,864       $4,489,314      $3,776,947
                             Loans receivable, net                        2,847,660        2,150,039       1,457,058
                             Loans held for sale, net                       116,163           46,588          77,943
                             Securities available for sale, net           1,888,946        1,963,954       2,029,041
                             Deposits                                     2,345,213        1,820,233       1,729,061
                             Borrowed funds                               2,241,011        2,049,411       1,344,517
                             Stockholders' equity                           585,532          571,377         669,042
                             Non-accruing assets                             10,669           13,361          17,081
                             Net loan charge-offs                             1,132              503             782
                             Allowance for loan losses                       14,638           14,271          16,617
--------------------------------------------------------------------------------------------------------------------

Selected Financial Ratios    Stockholders' equity to total assets             11.17%           12.73%          17.71%
                             Tangible equity to assets                        10.09            13.01           16.84
                             Total risk-based capital                         18.77            25.58           35.93
                             Net interest margin                               2.99             3.50            4.13
                             Interest rate spread                              2.22             2.60            2.93
                             Return on average assets                          1.09             1.28            1.45
                             Return on average equity                          9.61             8.44            6.39
                             Efficiency ratio                                 49.41            47.70           41.11
                             Non-accruing assets to total assets               0.20             0.30            0.45
--------------------------------------------------------------------------------------------------------------------

Per Share Data               Basic earnings                              $     1.61        $    1.40       $    1.06
                             Diluted earnings                                  1.61             1.40            1.06
                             Tangible book value                              14.98            14.37           14.90
                             Market value                                     21.38            18.00           19.94
                             Cash dividends paid                               0.51             0.41            0.23


EXECUTIVE MESSAGE


2000 Highlights

  o Changed name of wholly owned subsidiary to SI Bank & Trust


  o Core Cash Earnings per Share increased by 21%


  o Loan production exceeds a record $1.7 billion


  o Non-accruing assets decline to 0.20%
    of total assets


  o Acquired a $374 million commercial bank in New Jersey


  o Purchased four branches of a commercial bank in New Jersey


  o Opened two de-novo branches


  o Deposit share in Staten Island remains in excess of 30%


  o Completed Fifth Stock Repurchase Program


  o SIB Mortgage profitable in 3rd and 4th quarters


To Our Shareholders:

Our third year as a public company has been highlighted by continued earnings momentum, expansion of our branch franchise into the State of New Jersey, continued record growth of our loan production activities and increased shareholder value.

In addition, on September 5th, we changed the name of the Company's wholly owned subsidiary from Staten Island Savings Bank to SI Bank & Trust. The name change was implemented due to the continued expansion of our commercial services, as well as the geographic expansion of our branch office network beyond the shores of Staten Island.

In January we completed the acquisition of First State Bancorp and its subsidiary, First State Bank, a $374 million commercial bank with branches located in Monmouth and Ocean Counties, New Jersey.

In the fourth quarter we acquired four branches of Unity Bank, expanding our New Jersey branch network into Middlesex and Union Counties.

These transactions, as well as other activities noted in this report, demonstrate management's ongoing commitment to improve shareholder value through expansion of our franchise, growth in our key business lines and responsiveness of our products and services.

The Financial Year in Review

Our financial performance remains solid as we continue to execute capital and business plans that align with our long-term strategic vision to enhance shareholder value through careful and methodical growth and expansion. Net income in the year 2000 was affected by narrowing margins resulting from steady increases in interest rates. However, while net income grew by 2.0%, from $52.9 million to $53.9 million, earnings per share

[GRAPHIC-GRAPH DEPICTING EARNINGS PER SHARE (IN DOLLARS)]


increased by 15.0% on a diluted per share basis, primarily due to our commitment to stock repurchases during the year. Core cash earnings per share increased by 21% to $1.92.

Total assets increased by 16.7% to $5.2 billion, deposits increased by 28.8% to $2.3 billion, and stockholders' equity increased to $585.5 million. This growth was accomplished through the acquisition of First State Bancorp as well as continued growth in net loans.

The Company's loan production reached new record levels due to the expansion of our two loan subsidiaries, SIB Mortgage Corp. and American Construction Lending Services ("ACLS"). In total, the Company originated $1.7 billion in loans and net loan growth was $604 million, exclusive of the loans acquired from First State. SIB Mortgage, which does business in twenty-seven states as Ivy Mortgage, originated $760 million in residential mortgage loans, while ACLS had $96 million in loans outstanding by the end of the year. In an effort to streamline operations and improve operating efficiencies, we recently announced the merger of ACLS with and into SIB Mortgage Corp.

[graphic photo]

          "The Company's loan production reached new record levels..."

Our commercial lending initiatives have proven to be successful resulting in significant increases in commercial real estate, multi-family, construction and unsecured commercial loans. The commercial loan portfolio increased by 55% to $560 million during the year. This segment of our portfolio provides us with higher yielding, shorter-term loans, which are complementary to our core one-to-four family residential mortgage loan portfolio.

Asset growth was mainly funded through cash flows, amortization of our securities portfolio, sales of long-term fixed-rate mortgage loans, and the acquisition and growth of deposits in new markets.

The Company's reliance on borrowed funds declined slightly to 42.8% of total assets, from 45.7% of total assets at year-end 1999. Total borrowings increased slightly to $2.2 billion during the year. However, it is our intention to reduce borrowings in 2001 as a result of anticipated deposit growth in our New Jersey markets. In addition, $1.4 billion, or 63% of borrowed funds will re-price in 2001. The weighted average cost of the borrowings was 6.19% for the year.

Loan quality remains a priority, particularly as we expand into new markets with a much broader product line. We are proud to report that, while we have substantially increased our loan portfolio, we have also reduced non-accruing assets to $10.7 million or 0.20% of total assets. In addition, we made a provision of $652 thousand to our allowance for loan losses due to the changing dollar mix of our loan originations. At December 31, 2000, our allowance for loan losses was 149.7% of non-accruing loans, up from 114.4% at December 31, 1999.

Steadily rising interest rates throughout the year resulted in narrowing interest spreads and margins. However, the trend stabilized during the fourth quarter and recent cuts in the Fed Funds rate should allow the Company to improve these spreads during the coming year. Also, fee income has increased by approximately 37% over the prior year, which will serve to offset the narrowing spreads. New initiatives for growth of our Trust and Investment Services have also resulted in early success, and should produce a larger amount of fee income in the future.

Capital Management Strategies

The capital management strategies deployed throughout the year include: continuing our stock repurchase program; the payment of regular quarterly dividends; and acquisition and expansion. As mentioned earlier, we are planning to de-emphasize leveraging of the balance sheet in 2001 as a capital management strategy, provided we can effectively increase deposits in our new markets.

Through December 2000, we have completed five stock repurchase programs. In total, 10.2 million shares have been repurchased at an average cost of $18.45 per share. We remain predisposed toward this program as a way of deploying excess capital and the Company commenced a new 5% repurchase program during the first quarter 2001.

Regular quarterly dividend payments also continued in 2000 with total dividends of $.51 per share declared during the year. We increased the amount of our dividend twice during the year and our dividend payout ratio amounted to 31.7%.

Revenue Enhancements Through
Cost-Efficient Expansion

As we mentioned in the introduction, geographic expansion into the State of New Jersey was accomplished with the January acquisition of First State Bancorp, Inc. and First State Bank, a $374 million commercial bank with six branches serving communities in Monmouth and Ocean Counties, New Jersey. By March 31, 2000, we had achieved all cost savings objectives with respect to the integration of the First State network. We also purchased four branches, with $41 million in deposits, from Unity Bank which enabled us to establish locations in Middlesex and Union Counties in New Jersey.

We expect to capitalize on excellent opportunities to grow market share and generate revenue in these new markets through the introduction of a broader range of commercial and consumer products supported by SI Bank & Trust's enhanced technology and proven expertise in product delivery and service.

In addition, Ivy Mortgage opened additional sales offices which are expected to enable us to further increase production significantly. More importantly, approximately $1.5 million in cost reductions were implemented at Ivy Mortgage and the mortgage-banking operation was profitable in both the third and fourth quarters.

             [GRAPHIC-GRAPH DEPICTING TOTAL OTHER INCOME (thousands of dollars)]

By year-end we opened two de-novo branches, one in Brooklyn, New York, and one in Jackson,

New Jersey. Our ability to serve the financial needs of individuals and businesses in our core markets remains obvious as our share-of-market in Staten Island remains in excess of 30% of total deposits.

A New Name, but the Same Core Principals of Community Banking

On September 5th, we changed the name of the Company's subsidiary from Staten Island Savings Bank to SI Bank & Trust. A big step for a 136-year old institution, but appropriate due to our successful transition to a full-service community bank that began approximately five years ago. As we enter new markets, we believe that the general definition of a "savings bank" was too limiting in its description of the scope of products and services available to the consumers and businesses we serve.

                                                                 [graphic-photo]


More importantly, we are confident that these new markets will respond to the brand of community banking that has enabled us to maintain our dominant position in our core market of Staten Island. We know that community banking is defined by the people that deliver the services, which is why we remain committed to extensive operational and service training. We also understand that revenue enhancements exist within our own customer base, which is why we remain committed to product and sales training for our customer contact staff at all levels.


And we understand that the confidence of our shareholders is dependent upon our ability to improve revenues through cost effective and efficient delivery of products to our marketplace, which is why we remain committed to careful monitoring of expense controls as well as responsive product delivery.


The directors, officers and staff at SI Bank & Trust have a vested interest in the Company's success due to their participation in the Employee Stock Ownership Plan (ESOP), our 401(k), and other stock benefit plans, as well as individual investments in our stock that many of them have made. In this regard, we are partners with our shareholders and mindful that, in order to be truly successful, our business decisions must result in long-term improvement in shareholder value.

We remain appreciative to our shareholders for entrusting us with their financial investment in our Company and pledge our continued commitment toward maintaining the strong fundamentals of the Company. Namely, a loyal and stable low-cost core customer base, the highest quality asset generation, and a team of banking professionals prepared to set SI Bank & Trust apart as the premier community bank within the markets we serve.


/s/James R. Coyle
-----------------
James R. Coyle
President and Chief Operating Officer


                    /s/Harry P. Doherty
                    -------------------
                    Harry P.Doherty
                    Chariman and Chief Executive Officer

"Our new markets have been added to our core branch franchise in Staten Island, NY. We are proud that in Staten Island we continue to maintain marketshare in excess of 30%, and household penetration of approximately 50%..."

The Community Bank Franchise Expands
Into New Markets

In recent years, the Bank's branch expansion strategies have included whole bank and branch acquisitions, as well as de novo branching. In 2000, we accomplished all three.

In January 2000, as part of its efforts to strengthen its franchise and enter new markets, Staten Island Bancorp completed the acquisition of First State Bancorp and its subsidiary, First State Bank, a $374 million commercial bank with six branch offices. This network of branches served as the Bank's platform for entering the strong markets of Monmouth and Ocean Counties, New Jersey.

The purchase of four branches and $41 million in deposits of Unity Bank in December 2000 enabled the Bank to establish four additional branch offices in Union and Middlesex Counties in New Jersey.

We also opened two new de novo branches, one in Bensonhurst, Brooklyn, New York, in September; and the second in December, in the town of Jackson, Ocean County, New Jersey. Each community is contiguous to towns already served by the Bank. By year-end deposits in these two branches totaled $15 million.

A significant opportunity for growth exists in these new markets through the implementation of SI Bank & Trust's proven sales and service philosophies. The introduction of new business and consumer products to the 15,000 existing customer households and tens-of-thousands of non-customer households in these markets will include on-line and ATM banking, electronic bill-payment, mortgage and consumer loans, secured and unsecured commercial loans and trust services. In addition, the employees in the new branches have participated in the Bank's extensive sales and service training programs designed to identify cross-sell opportunities, which we hope will further strengthen the customer's relationship with the Bank.

[graphic-photo of Bensonhurst, Brooklyn, NY, opened September 2000]

We have also deployed business development activities that have proven to be extremely successful in the core markets served by the Bank. These strategies include the effective partnership of business development officers, branch managers and commercial loan officers in the acquisition of new customers, as well as the expansion of services used by our current customer base.

Our new markets have been added to our core branch franchise in Staten Island, NY. We are proud that in Staten Island, we continue to maintain marketshare in excess of 30%, and household penetration of approximately 50%, despite aggressive branching and pricing strategies employed by competitors. In addition, core deposit balances make up approximately 60% of the total, with over 17% in non-interest checking accounts.

We believe that our ability to retain such a significant market-share demonstrates the effectiveness of our retail and business banking strategies. These strategies have included responsive product development and high standards of customer service. Usage of new products introduced in recent years, such as on-line banking, the Visa Check Card and small business loans have continued to expand and add to revenue due to well-defined, targeted marketing and sales efforts.
                                     [graphic-Jackson, NJ, opened December 2000]


Our solid base of core deposits also enables the Bank to generate service and fee income that helps offset the narrowing interest margins that were common in our industry during the past year. We also benefit from the fees generated by our financial services subsidiary through the sale of Savings Bank Life Insurance in our New York markets.

Our Trust and Investment Services Department experienced significant growth this past year. Assets under management at December 31, 2000 totaled $216 million, an increase of $40 million or 23% compared to December 31, 1999. Fee income generated by this department increased by approximately 20% in 2000. The growth in new trust and investment services clients has been due to the successful integration of business development activities targeting the existing customer base.

Loan Production Remains Strong

The programs, products and practices implemented over the past few years continued to result in record levels of loan production. Loan originations in 2000 totaled $1.7 billion, which included $850 million by Ivy Mortgage and ACLS, and approximately $850 million by the Bank's residential, commercial and consumer loan units. This record production resulted in net loan growth of $604 million, exclusive of the First State acquisition, and was accomplished in several ways.

Our extensive product line gives borrowers the opportunity to select among the aspects that are most important to them. "No-point" options are available on most products, along with other features including "no-income" verification, and bi-weekly payments on fixed-rate mortgage loans. The availability of jumbo loans, government-backed FHA loans and loans provided through state housing programs such as the State of New York

Mortgage Association (SONYMA), round out the product mix which is designed to cover the first-time buyer to the more experienced buyer.

Responsiveness is another important factor in the successful growth of our residential mortgage loan volumes. Our Priority Access Program, available to mortgage brokers, accounted for approximately 90% of the Bank's total mortgage loan originations for the year. Members of our program are constantly providing us with feedback concerning the changing conditions of the residential lending marketplace. This enables us to react more quickly with respect to pricing and product changes.

In addition, many applicants have schedules that may not allow them to speak to loan representatives during "normal" business hours. We provide a loan specialist who is available seven days a week at locations determined by the borrower.

The operations of Ivy Mortgage Corp. reduce the Company's dependence on the market in and around the New York Metropolitan area. Ivy Mortgage has an extensive presence as a licensed mortgage banker in the northeast and mid-Atlantic regions of the country, and in the past year opened offices in five additional states, bringing total coverage to 27 states. During the year we also implemented approximately $1.5 million in cost controls at Ivy Mortgage and this subsidiary was profitable during the third and fourth quarters. The Bank also retained approximately $222 million of Ivy Mortgage's adjustable-rate loan production in order to increase the amount of adjustable-rate loans in its portfolio.

We continue to achieve controlled, yet significant, improvement in commercial loan production. With an approach toward "relationship lending," our commercial real estate and business loan officers have the expertise and the resources to structure complicated transactions and to meet tight deadlines. We also continued to enhance the profitability of these customers by generating deposits and other fee business such as trust services.


               [graphic-Professional office, Staten Island, NY--construction and permanent financing by SI Bank & Trust]


The commercial loan portfolio reached a record $562 million by year-end, with growth in all segments of the portfolio. The operation of ACLS has contributed to the growth in the construction loan portfolio, which provides higher yielding, variable rate, short-term loans.


Community Banking Is All About The People

The Bank has had a tradition of solidifying its ties with the community and developing business through support of local charitable, housing, educational, health care and civic organizations. The directors, officers and staff continue to contribute their time, money and talents to hundreds of organizations. Proceeds from team activities such as walk-a-thons, bowl-a-thons, dress down days and other events are donated to various charitable organizations. Directors and officers also serve on numerous boards and advisory committees.

This individual giving is supported by corporate sponsorship of various events and programs such as the "Newspaper-in-Education" program, serving hundreds of classrooms and students in schools throughout Staten Island, in partnership with the local newspaper, the Staten Island Advance.

In addition, the SISB Community Foundation, which was formed and funded through the stock conversion, has contributed millions of dollars in each of the past three years to local housing, education and charitable causes.

 [graphic-Professional office, Brooklyn, NY--purchase, renovation and permanent financing by SI Bank & Trust]


We believe that these activities are paramount in our positioning as a community bank. They expand our reach into households and businesses and present SI Bank & Trust with additional opportunities for growth.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
STATEN ISLAND BANCORP, INC. AND SUBSIDIARY

     The following selected historical financial data for the five years ended December 31, 2000 is derived in part from the audited financial statements of Staten Island Bancorp, Inc. the ("Company"). The selected historical financial data set forth below should be read in conjunction with the historical financial statements of the Company, including the related notes, included elsewhere herein.


                                                                                        December 31,
                                                         ------------------------------------------------------------------------
(000's omitted except share data)                             2000           1999           1998           1997            1996
Selected Financial Condition Data:
Total assets .........................................   $  5,240,864    $ 4,489,314    $ 3,776,947    $  2,651,170    $1,782,323
Securities available for sale, net ...................      1,888,946      1,963,954      2,029,041       1,350,467       703,134
Loans receivable, net ................................      2,847,660      2,150,039      1,457,058       1,082,918       968,015
Loans held for sale, net .............................        116,163         46,588         77,943              --            --
Intangible assets(1) .................................         62,447         15,432         17,701          18,414        20,490
Deposits .............................................      2,345,213      1,820,233      1,729,061       1,623,652     1,577,748
Borrowings ...........................................      2,241,011      2,049,411      1,344,517         250,042            54
Stockholders' equity .................................        585,532        571,377        669,042         685,886       171,080
Tangible book value per share ........................          14.98          14.37          14.90           14.79            --
Common Shares Outstanding ............................     34,920,987     38,693,623     43,704,812      45,130,312            --

                                                                                 For the Year Ended December 31,
                                                         ------------------------------------------------------------------------
Selected Operating Data:                                      2000           1999           1998            1997          1996
----------------------------------------------------------------------------------------------------------------------------------
Net interest income ..................................   $     140,684   $   138,409    $   121,072    $     86,755    $   73,993
Provision (benefit) for loan losses ..................            652         (1,843)         1,594           6,003         1,000
Other income .........................................         43,562         30,853         10,380           7,454         3,929
Charitable contribution to
   SISB Community Foundation .........................             --             --             --          25,817            --
Other expenses .......................................         96,760         82,971         55,918          42,908        40,066
Income tax expense ...................................         32,908         35,259         29,678           4,932        15,081
Net income ...........................................   $     53,926    $    52,875    $    44,262    $     14,549    $   21,775
Earnings (loss) per share basic and diluted ..........   $       1.61    $      1.40    $      1.06    $       (.29)(3)$       --
   Dividends paid per share ..........................   $       0.51    $      0.41    $      0.23    $         --    $       --

                                                                              At or For the Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------
Key Operating Ratios: ................................           2000           1999           1998            1997          1996
Performance Ratios:(2)(3)
  Return on average assets ...........................            1.09%          1.28%          1.45%           0.70%         1.24%
  Return on average equity ...........................            9.61           8.44           6.39            7.79         14.03
  Average interest-earning assets to
     average interest-bearing liabilities ............          117.83         125.65         139.98          118.70        120.24
  Interest rate spread(4) ............................            2.22           2.60           2.93            3.82          3.84
  Net interest margin(4) .............................            2.99           3.50           4.13            4.39          4.46
  Non-interest expenses, exclusive of
     amortization of intangible assets,
     to average assets ...............................            1.85           1.93           1.76            1.96          2.16
Asset Quality Ratios:
  Non-accruing assets to total assets
     at end of period(5) .............................            0.20%          0.30%          0.45%           0.83%         1.34%
  Allowance for loan losses to
     non-accruing loans at end of period .............          149.74         114.40         102.37           73.69         43.85
  Allowance for loan losses to total loans
     at end of period ................................            0.51           0.66           1.13            1.42          1.02
Capital Ratios:
  Average equity to average assets(3) ................           11.35%         15.17%         22.64%           8.96%         8.85%
  Tangible equity to assets at end of period .........           10.09          13.01          16.84           24.78          8.55
  Total capital to risk-weighted assets ..............           18.77          25.58          35.93           59.62         20.66

(1) Consists of excess of cost over fair value of net assets acquired ("goodwill"), core deposit intangibles and loan servicing assets which amounted to $56.7 million, $2.8 million, and $3.0 million, respectively, at December 31, 2000.
(2) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods.
(3) The conversion proceeds were received on December 22, 1997 and have been reflected in the performance and other ratios as of that date. Per share information for 1997 is since conversion.
(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) Non-accruing assets consist of non-accrual loans and real estate acquired through foreclosure or by deed-in-lieu thereof.

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

The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, that principally consists of loans and mortgage-backed and investment securities, and interest expense on interest-bearing liabilities which principally consists of deposits and borrowed funds. The Company's results of operations also are affected by the provision or benefit for loan losses, the level of its non-interest income and expenses and income tax expense.

Asset and Liability Management. The principal goal of the Company's interest rate risk management is to minimize the potential of adverse effects of material and prolonged increases or decreases in interest rates on the Company's results of operations. The Company evaluates the inherent interest rate risk in certain balance sheet accounts in an effort to determine the acceptable level of interest rate risk exposure based on the Company's business plan, operating environment, capital, liquidity requirements and performance objectives. The Board of Directors sets limits for earnings at risk and the net portfolio value ("NPV") ratio in order to reduce the potential vulnerability of the Company's operations to changes in interest rates. The Company's Asset and Liability
Management Committee ("ALCO") is comprised of members of the Company's management under the direction of the Board of Directors. The purpose of the ALCO is to communicate, coordinate and control asset and liability management consistent with the Company's business plan and Board approved policies and limits. The ALCO establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The ALCO generally meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits compared to current projections pursuant to "gap analysis" and income simulations. At each meeting, the ALCO recommends appropriate strategy changes based on such review which are then reported to the Board of Directors.

Market Risk. The Company's primary market risk is in market interest rate volatility due to the potential impact on net interest income and the market value of all interest-earning assets and interest-bearing liabilities resulting from changes in interest rates. The operation of the Company does not subject it to foreign exchange or commodity price risk and the Company does not own any trading assets. The real estate loan portfolio of the Company is concentrated primarily within the New York metropolitan area, making it subject to the risks associated with the local economy.

Interest Rate Sensitivity. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent by which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 2000, the ratio of the Company's one-year interest rate gap to total assets was a negative 31.9% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 42.2%.

   The static gap analysis alone is not a complete representation of interest rate risk since it fails to account for changes in prepayment speeds on the Company's loan and investment portfolios in different rate environments and does not address the extent to which rates on assets or liabilities may change or reprice. The behavior of deposit balances will also vary with changes in the customer mix, management's pricing strategies and changes in the general level of interest rates. Thus, gap analysis does not provide a comprehensive presentation of the possible risks to income embedded in the balance sheet, customer structure and various management strategies.

   To measure earnings at risk, ALCO makes extensive use of an earnings simulation model in the formation of its interest rate risk management strategies. The model uses management assumptions concerning the repricing of assets and liabilities, as well as business volumes projected under a variety of interest rate scenarios. These scenarios incorporate interest rate increases and decreases of 200 basis points over a twelvemonth period.

   Management's assumptions for prepayments in the loan portfolio and pricing of the Company's deposit products are based on management's review of past behavior of the Company's depositors and borrowers in response to changes in both general market interest rates and rates offered by the Company's federal savings bank subsidiary, SI Bank & Trust (the "Bank"). These assumptions represent management's estimates and do not necessarily reflect actual results.

   At December 31, 2000, based on this model, the Company's potential earnings at risk to a gradual 200 basis point rise or decline in market interest rates over the next twelve months was a 7.9% decrease in projected net income for the year 2001 in a rising rate environment and a 4.0% increase in projected net income in a declining rate environment. Actual interest rate changes during the past three years have fallen within this range and management expects that any changes over the next year will not exceed this range.

   Management has included all financial instruments and assumptions that have a material effect in calculating the Company's potential net income. These measures of risk represent the Company's exposure to interest rate movements at a particular point in time. The ALCO monitors the Company's risk profile on a quarterly basis, or as needed, to monitor the effects of movement in interest rates and also any changes or developments in the Company's core business.

   The Company also reviews the market value of portfolio equity ("NPV") which is defined as the net present value of an institution's existing assets, liabilities and off balance sheet instruments on a quarterly basis. The Office of Thrift Supervision ("OTS") monitors the Bank's interest rate risk through this calculation, which they prepare quarterly, based on data provided by the Bank. In addition, the Company prepares its NPV calculation based on its own assumptions which could vary from those used by the OTS.

                                                                     Four to      More than     More than
                                                   Within Three       Twelve     One Year to  Three Years to   Over Five
                                                      Months          Months     Three Years    Five Years       Years       Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    (dollars in thousands)
Interest-earning assets(1):
Loans receivable(2):
  Mortgage loans:
    Fixed-rate.....................................  $  50,953      $ 142,849      $ 317,905     $  255,342   $  519,125  $1,286,174
    Adjustable-rate................................    318,555        273,444        457,761        315,429      183,797   1,548,986
  Other loans .....................................     14,520         30,094         29,051         15,297       31,974     120,936
Securities:
  Non-mortgage(3) .................................    102,135         25,080         51,630         59,450      295,077     533,372
  Mortgage-backed fixed-rate(4) ...................     35,488        118,795        352,509        360,397      241,435   1,108,624
  Mortgage-backed adjustable-rate(4) ..............     28,630         66,295         93,637         62,576        1,470     252,608
Other interest-earning assets......................     12,000             --             --             --           --      12,000
                                                     ---------    -----------     ----------    -----------   ----------   ---------
  Total interest-earning assets ...................    562,281        656,557      1,302,493      1,068,491    1,272,878   4,862,700
                                                     =========    ===========     ==========    ===========   ==========   =========

Interest-bearing liabilities:
  Deposits:
    NOW accounts(5)................................      9,827         29,480         36,119          9,561       21,247     106,233
    Savings accounts(5) ...........................     32,310         96,930        197,662        129,240      304,095     760,238
    Money market deposit accounts(5) ..............     28,123         84,368         15,663          7,476        6,764     142,394
    Certificates of deposit .......................    254,401        509,235        143,515         31,629        8,803     947,583
  Other borrowings ................................    695,537      1,151,447        368,990         25,000           37   2,241,011
                                                     ---------    -----------     ----------    -----------   ----------   ---------
  Total interest-bearing liabilities ..............  1,020,198      1,871,460        761,949        202,906      340,946   4,197,459
                                                     =========    ===========     ==========    ===========   ==========   =========

Excess (deficiency) of interest-earning assets
  over interest-bearing liabilities ...............   (457,917)    (1,214,903)       540,544        865,585      931,932     665,241
                                                     =========    ===========     ==========    ===========   ==========   =========

Cumulative excess (deficiency) of interest-earning
  assets over interest-bearing liabilities.........  $(457,917)   $(1,672,820)   $(1,132,276)   $  (266,691)  $  665,241
                                                     =========    ===========     ==========    ===========   ==========

Cumulative excess (deficiency) of interest-earning
  assets over interest-bearing liabilities as a
  percent of assets ...............................     (8.74)%        (31.92)%       (21.60)%       (5.09)%       12.69%
                                                     =========    ===========     ==========    ===========   ==========   =========

(1) Adjustable-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments in the current rate environment and loans held for sale are included in the time period they are expected to be sold.
(2) Balances have been reduced for non-accruing loans, which amounted to $9.8 million at December 31, 2000.
(3)  Based on contractual maturities.
(4)  Reflects estimated prepayments in the current interest rate environment.
(5) Although the Company's NOW accounts, savings accounts and money market deposit accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates used on these accounts are based on the latest available OTS assumptions and should not be regarded as indicative of the actual withdrawals that may be experienced by the Company. If all of the Company's NOW accounts, savings accounts and money market deposit accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $2.4 billion or 45.81% of total assets.

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

CHANGES IN FINANCIAL CONDITION

General. The Company recorded assets of $5.2 billion at December 31, 2000 and $4.5 billion at December 31, 1999. The asset growth of $751.6 million or 16.7% was driven by the Company's expansion into the State of New Jersey with the acquisition of First State Bank ("FSB") in January 2000 and four branches of Unity Bank in December 2000. These acquisitions resulted in asset growth of $415.0 million or 55% of the year's total asset growth.

   The increase of $767.2 million or 34.9% in the loan portfolio was the primary component of this asset growth. The sources of funding for asset growth were a $525.0 million increase in deposits, a $191.6 million increase in borrowed funds, and a decrease of $75.0 million in securities available for sale.

Cash and Cash Equivalents. Cash and cash equivalents, which consists of cash and due from banks, money market accounts, other interest-bearing deposits and federal funds sold amounted to $104.1 million at December 31, 2000 compared to $101.4 million at December 31, 1999.

Loans. The Company's net loan portfolio increased $767.2 million or 34.9% to $3.0 billion at December 31, 2000. This increase was due to loan originations of $1.7 billion and the addition of $93.1 million of loans from the acquisition of FSB. The record originations included $850.0 million in originations by the Bank's two lending subsidiaries. The originations were partially offset by loan sales of $721.5 million of one to four family residential loans, including $230.0 million of primarily fixed-rate residential loans sold by the Bank. The proceeds from these sales were used to fund adjustable rate loans and construction loans originated by the construction lending company. The Bank retained for its own portfolio $222.0 million of higher yielding one to four family adjustable rate residential loans originated by the mortgage company. Loan demand was primarily in one to four family residential loans; however, the Company had $217.9 million in commercial real estate and construction loan originations. The Company expanded its lending activities this year through geographic expansion by its lending subsidiaries into different areas of the country and increasing the Bank's presence in the State of New Jersey. The improved interest rate environment at year-end resulted in increased volumes at both lending subsidiaries during the fourth quarter of this year.

Securities. Securities amounted to $1.9 billion at December 31, 2000 and $2.0 billion at December 31, 1999. These amounts represent 36.0% and 43.7% of assets, respectively. Securities totaling $223.5 million were acquired in the FSB acquisition and were subsequently sold to fund higher yielding loan originations reflecting the Company's efforts to reallocate cash flows from the portfolio into higher yielding loans. All of the Company's securities are classified as available for sale at such dates.

Deposits. Deposits increased $525.0 million or 28.8% to $2.3 billion at December 31, 2000. This increase was primarily due to the Company's expansion activities into the State of New Jersey with the acquisition of FSB and four additional branch locations from Unity Bank, which resulted in an increase of $360.0 million to the deposit base.

   Core deposits, which consist of $400.3 million of demand deposits, $760.2 million of savings deposits, $142.4 million of money market deposits and $94.7 million of NOW deposits represented 59.6% of total deposits at December 31, 2000. Retail cer tificates of deposit of $872.7 million represented 37.2% of total deposits at December 31, 2000.

   In addition, the Bank increased deposits by $74.9 million by instituting a brokered CD program to use as an alternative source for funding higher yielding loans. The Bank continues to utilize effective business development efforts to maintain current and obtain new commercial relationships. The Company believes that its efforts, along with providing quality customer service, will enable the Bank to maintain its high ratio of demand deposits and strong core deposit base.

Borrowed Funds. The Company's borrowings at December 31, 2000 were $2.2 billion compared to $2.0 billion at December 31, 1999, which represents an increase of $191.6 million or 9.3%. The Company utilized borrowings in 2000 primarily to fund the acquisition of FSB and certain higher yielding loan originations. The borrowings consist of reverse repurchase agreements and advances from the Federal Home Loan Bank, which are secured by the one to four family residential loan portfolio. At the present time, it is the Company's intention to reduce its utilization of borrowings to fund asset growth and to emphasize more traditional funding sources such as deposit growth.

Stockholders' Equity. Stockholders' equity amounted to $585.5 million at December 31, 2000 and $571.4 million at December 31, 1999, or 11.2% and 12.7% of total assets at such dates respectively. The increase of $14.2 million was due to net income of $53.9 million, an allocation of Employee Stock Ownership ("ESOP") and Recognition and Retention Plan ("RRP") shares, resulting in an increase of $9.6 million, a valuation adjustment of the deferred tax asset resulting from the Company's previous contribution of 2.1 million shares of its stock to the SISB Community Foundation resulting in an increase of $4.9 million and a $31.7 million increase in the unrealized appreciation on securities available for sale, net of taxes. These increases were partially offset by the use of $67.2 million to continue the Company's stock repurchase program which has resulted in the repurchase of 10.2 million shares of treasury stock and aggregate cash dividend payments of $18.8 million. The tangible book value per share was $14.98 at December 31, 2000 compared to $14.37 at December 31, 1999.

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

                                                                         Year Ended December 31,
                                      ----------------------------------------------------------------------------------------------
                                                     2000                          1999                             1998
                                      -----------------------------    ---------------------------    ------------------------------
                                                            Average                        Average                           Average
                                        Average              Yield/    Average              Yield/    Average                 Yield/
                                        Balance    Interest  Cost      Balance    Interest  Cost      Balance     Interest    Cost
------------------------------------------------------------------------------------------------------------------------------------
                                                                            (000's omitted)
Interest-earning assets:
Loans receivable:(1)
  Real estate loans . . . . . . .     $2,540,580   $194,128   7.64%  $1,739,898  $131,978    7.59%   $1,213,098   $  95,742    7.89%
  Other loans . . . . . . . . . .        107,699     10,426   9.68       77,054     7,219    9.37        48,212       5,433   11.27
                                      ----------   --------          ----------  --------            ----------   ---------
Total loans . . . . . . . . . . . .    2,648,279    204,554   7.72    1,816,952   139,197    7.66     1,261,310     101,175    8.02
Securities . . . . . . . . . . . . .   2,025,188    137,848   6.81    2,089,829   136,023    6.51     1,631,050     106,025    6.50
Other interest-earning assets(2) . .      25,743      1,402   5.44       49,679     2,253    4.53        36,648       1,941    5.30
                                      ----------   --------          ----------  --------            ----------   ---------
Total interest-earning assets . . .    4,699,210    343,804   7.32    3,956,460   277,473    7.01     2,929,008     209,141    7.14
                                                   --------                      --------                         ---------
Non-interest-earning assets . . . .      244,255                        173,512                         132,995
                                      ----------                     ----------                      ----------
Total assets . . . . . . . . . . . .  $4,943,465                     $4,129,972                      $3,062,003

Interest-bearing liabilities:
Deposits:
  NOW and money market deposits. . .     219,087     5,960    2.72%     165,071     4,152    2.52%      118,318       3,114    2.63%
  Savings and escrow accounts . . .      793,908    19,488    2.45      752,131    18,716    2.49       780,536      20,953    2.68
  Certificates of deposit . . . . .      827,504    44,781    5.41      556,635    26,477    4.76       528,686      26,875    5.07
                                      ----------   --------          ----------  --------            ----------   ---------
Total Deposits. . . . . . . . . . .    1,840,499    70,229    3.82    1,473,837    49,345    3.35     1,427,540      50,942    3.57
Total borrowings . . . . . . . . . .   2,147,718   132,891    6.19    1,674,990    89,719    5.36       664,863      37,127    5.58
                                      ----------   --------          ----------  --------            ----------   ---------
Total interest-bearing liabilities .   3,988,217   203,120    5.09    3,148,827   139,064    4.42     2,092,403      88,069    4.21
Non-interest-bearing liabilities(3).     394,180                        354,671                         276,455
                                      ----------                     ----------                      ----------
Total liabilities . . . . . . . . .    4,382,397                      3,503,498                       2,368,858
Stockholders' equity . . . . . . . .     561,068                        626,474                         693,145
Total liabilities and stockholders'
   equity . . . . . . . . . . . . .   $4,943,465                     $4,129,972                      $3,062,003
                                      ==========                     ==========                      ==========
Net interest-earning assets. . . . .  $  710,993                     $  807,633                      $  836,605
                                      ==========                     ==========                      ==========

Net interest income/interest
rate spread . . . . . . . . . . . .                $140,684   2.22%              $138,409    2.60%                 $121,072    2.93%
                                                   ========   ====               ========    ====                  ========    ====

Net interest margin. . . . . . . . .                          2.99%                          3.50%                             4.13%
                                                              ====                           ====                              ====

Ratio of average interest-earning
assets to average
interest-bearing liabilities. . . .                         117.83%                        125.65%                           139.98%
                                                            ======                         ======                            ======


(1) The average balance of loans receivable includes non-accruing loans, interest on which is recognized on a cash basis.
(2)  Includes Federal Funds sold and interest-earning bank deposits.
(3)  Consists primarily of demand deposit accounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


RATE/VOLUME ANALYSIS

   The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on net interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on net interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume).

                                                                  For the Year Ended December 31,
                                    -----------------------------------------------------------------------------------------------
                                        2000 compared to 1999                             1999 compared to 1998
                                      Increase (decrease) due to                        Increase (decrease) due to
                                    ---------------------------------------------   -----------------------------------------------
                                                                       Total Net                                         Total Net
                                                            Rate/      Increase                               Rate/      Increase
                                      Rate       Volume     Volume     (Decrease)      Rate      Volume       Volume     (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           (000's omitted)
Interest-earning assets:
Loans receivable:
   Real estate loans .............  $    970    $ 60,735    $    446    $ 62,151    $ (3,724)    $ 41,577    $ (1,617)    $ 36,236
   Other loans ...................       240       2,871          95       3,206        (916)       3,250        (548)       1,786
                                    --------    --------    --------    --------    --------     --------    --------     --------
     Total loans receivable ......     1,210      63,606         541      65,357      (4,640)      44,827      (2,165)      38,022
Securities .......................     6,225      (4,207)       (193)      1,825         136       29,823          39       29,998
Other interest-earning assets ....       452      (1,085)       (218)       (851)       (279)         690         (99)         312
                                    --------    --------    --------    --------    --------     --------    --------     --------
Total net change in income
  on interest-earning assets .....     7,887      58,314         130      66,331      (4,783)      75,340      (2,225)      68,332
                                    --------    --------    --------    --------    --------     --------    --------     --------
Interest-bearing liabilities:
Deposits:
  NOW and money
   market deposits ...............       339       1,358         111       1,808        (138)       1,231         (55)       1,038
  Savings and escrow accounts ....      (253)      1,039         (14)        772      (1,530)        (763)         56       (2,237)
  Certificates of deposit ........     3,645      12,885       1,774      18,304      (1,727)       1,421         (92)        (398)
                                    --------    --------    --------    --------    --------     --------    --------     --------
    Total deposits ...............     3,731      15,282       1,871      20,884      (3,395)       1,889         (91)      (1,597)
Borrowings .......................    13,922      25,321       3,929      43,172      (1,514)      56,406      (2,300)      52,592
                                    --------    --------    --------    --------    --------     --------    --------     --------
Total net change in expense
  on interest-bearing liabilities     17,653      40,603       5,800      64,056      (4,909)      58,295      (2,391)      50,995
                                    --------    --------    --------    --------    --------     --------    --------     --------
Net change in net
  interest income ................  $ (9,766)   $ 17,711    $ (5,670)   $  2,275    $    126     $ 17,045    $    166     $ 17,337
                                    ========    ========    ========    ========    ========     ========    ========     ========


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS
ENDED DECEMBER 31, 2000 AND 1999

General. The Company reported net income of $53.9 million or $1.61 on a diluted per share basis for the year ended December 31, 2000 compared to net income of $52.9 million or $1.40 on a diluted per share basis for the year ended December 31, 1999. Core earnings for the year ended December 31, 2000 were $54.3 million or diluted earnings per share of $1.62 compared to core earnings for the year ended December 31, 1999 of $52.6 million or diluted earnings per share of $1.39. Core earnings for the year ended December 31, 2000 exclude $569,000 of net securities losses. Core earnings for the year 1999 exclude a $1.8 million benefit for loan losses, a $4.1 million curtailment gain on the freezing of the Bank's defined benefit pension plan and $5.5 million in net securities losses.

   The increase in net income for the year ended December 31, 2000 was primarily due to an increase in net interest income of $2.3 million, an increase in other income of $12.7 million and a reduction in the provision for income taxes of $2.4 million. These increases to income were partially offset by a $13.8 million increase in total other expenses and an increase of $2.5 million in the provision (benefit) for loan losses.

Interest Income. The increase in interest income of $66.3 million for the year ended December 31, 2000 was primarily due to a $65.4 million increase in interest income from loans. The increase in interest income on loans was due primarily to a $831.3 million or 45.8% increase in the average balance of the loan portfolio primarily as a result of increased loan demand and the Company's continued efforts to expand loan activity through its business development program, mortgage broker program, geographic expansion and increased loan originations by its two lending subsidiaries, SIB Mortgage Corp. and American
Construction Lending Services, Inc. The average balance of the securities portfolio declined by $64.6 million during 2000, primarily as a result of management's strategy to fund loan originations with cash flows generated by the securities portfolio. The increase in the average yield of interest-earning assets was due to a six basis point increase in the average yield on loans and a 31 basis point increase in the average yield of the securities portfolio primarily due to the rising rate environment resulting in the repricing of assets and the origination of loans at higher average yields.

Interest Expense. The Company recorded interest expense of $203.1 million for the year ended December 31, 2000 compared to $139.1 million for the year ended December 31, 1999, an increase of $64.1 million or 46.1%. The primary reason for the increase was a $43.2 million increase in interest on borrowed funds and a $18.3 million increase in interest on certificates of deposit. The increase in interest expense on borrowed funds was due to an increase of $472.7 million in the average balance of borrowed funds and an 83 basis point increase in the average cost to 6.19% for 2000 from 5.36% for 1999. The increase in the average balance of borrowed funds was primarily due to the Company's program to fund asset growth with borrowed funds at acceptable spreads during 1999 and to a lesser extent the use of borrowed funds to fund the acquisition of FSB in 2000 and certain adjustable rate loan originations. The average cost of borrowings increased due to the rising interest rate environment throughout most of the year resulting in borrowings repricing to higher rates. The increase in interest expense on certificates of deposit was due to an increase of $270.9 million in the average balance of certificates of deposit primarily due to the acquisition of FSB and an increase of 65 basis points in the average cost of certificates of deposit to 5.41% for the year 2000 from 4.76% for the year 1999. This increase in the average cost was primarily due to the rising interest rate environment during most of the year increasing the cost of new money and maturing deposits.

   The increase in the average cost of the Company's deposits during 2000 was also affected by the initiation of a brokered CD program in June 2000. In an effort to reduce its utilization of borrowings and increase its deposits as a relative source of funds, the Company began a program of using certain national securities firms to provide additional CD deposits. The Company's brokered CDs, which amounted to $74.9 million at December 31, 2000, had a weighted average cost of 7.0% for the year. Brokered CDs generally have a higher cost than non-brokered CDs and are more subject to withdrawal as the customers generally are seeking to obtain higher yielding deposits from institutions throughout the country and have little or no allegiance to any particular institution. Such customers are likely to withdraw their CDs at the end of their term if a more competitive rate is available elsewhere.

Net Interest Income. Net interest income was $140.7 million for 2000 compared to $138.4 million for 1999. The increase of $2.3 million was due to a $66.3 million increase in interest income which was partially offset by a $64.1 million increase in interest expense. The increase in interest income was due to a $742.7 million increase in the average balance of interest-earning assets and an increase in the average yield on interest-earning assets from 7.01% for 1999 to 7.32% for 2000. The increase in interest expense was due to an increase of $839.4 million in the average balance of interest-bearing liabilities and a 68 basis point increase in the average cost from 4.42% in 1999 to 5.09% in 2000 due to the rising interest rate environment during the year and the changing mix of deposits primarily due to the acquisition of FSB. The net interest rate spread and margin decreased to 2.22% and 2.99%, respectively, for the year ended
December  31,  2000  from  2.60% and  3.50%,  respectively,  for the year  ended
December 31, 1999. Such decreases were primarily due to rollovers of the Company's interest-bearing liabilities to higher costing market rates faster than the Company's interest-earning assets repricing to higher yields. The downward trend of interest rates in the fourth quarter stabilized the compression of the Company's interest rate spread and margin.

Provision (Benefit) For Loan Losses. The provision for loan losses was $652,000 for the year 2000 compared to a benefit of $1.8 million for the year 1999. The provision (benefit) for

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

loan losses is based on management's continuing review of the adequacy of the loan loss allowance, which includes such factors as the composition of the loan portfolio and its interest risk characteristics, the level of charge-offs, both current and historic, the level of non-accruing loans and delinquencies, local economic conditions, including the direction of real estate values and current trends in regulatory supervision. During 2000, the level of non-accrual loans decreased by $2.7 million or 21.6%. The Company's net loan charge-offs were $1.1 million for the year ended December 31, 2000 compared to $503,000 for the year ended December 31, 1999. During 2000, the quality of the loan portfolio remained strong.

However, due to the changing dollar mix of commercial and construction loans, among other factors, management deemed it prudent to add $652,000 to the allowance for loan losses during 2000 compared to a benefit of $1.8 million for the year 1999. The Company's allowance for loan losses was $14.6 million at December 31, 2000 or 149.7% of non-accrual loans at such date compared to $14.3 million at December 31, 1999, or 114.4% of non-accrual loans at such date.

Other Income. During 2000, other income exclusive of net losses on securities transactions and a one time pension curtailment gain of $4.1 million in 1999, increased $11.8 million or 36.7% to $44.1 million. This increase was primarily due to a $4.2 million increase in service and fee income as a result of the increase in the cash surrender value of bank owned life insurance ("BOLI"). To a lesser extent, the increase was also caused by an increase in deposit related fees and premium income from the sale of life insurance. Loan fees increased $5.0 million primarily due to the increase in net gains on loan sales and other loan related fees generated at the Company's mortgage banking subsidiary as a result of increased volumes of loan originations.

   The decrease in net securities losses to $569,000 for the year 2000 compared to net securities losses of $5.5 million for the year 1999 was due to the $9.0 million write-down of certain corporate bonds held in the Company's available for sale portfolio partially offset by $3.5 million in net gains realized from various securities sales in 1999. The sale of $310.0 million in securities in the year 2000 was primarily used to fund loan originations.

Other Expenses. Other expenses for the year ended December 31, 2000 were $96.8 million or 16.6% more than other expenses of $83.0 million for the year ended December 31, 1999. The increase in other expenses in 2000 was attributable to a $3.4 million increase in personnel expense, a $3.4 million increase in commission expense, a $1.9 million increase in occupancy and equipment expense and a $2.9 million increase in amortization expense of intangible assets. The increase in personnel costs was primarily due to the Company's expansion into the State of New Jersey, where it added 11 new branch offices during the year, the opening of an additional office in Brooklyn and annual merit pay increases. The increase in commission expense was due to the increase in volumes and mix of loans originated by the mortgage company. The increase in occupancy and equipment expense was due to the previously mentioned expansion by the Bank and the geographic expansion of the mortgage company. The increase in the amortization expense of intangible assets was due to the goodwill amortization associated with the FSB acquisition in January 2000.

Provision For Income Taxes. The Company's effective tax rate was 37.9% for 2000 compared to 40.0% for 1999. The provision for the year included miscellaneous tax adjustments as the result of the Company's finalization of its tax returns for 1999. Excluding these miscellaneous tax adjustments the effective tax rate would have been 38.4%. The reduction of the effective tax rate was due to various tax planning strategies.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS
ENDED DECEMBER 31, 1999 AND 1998

General. The Company reported net income of $52.9 million or $1.40 on a diluted per share basis for the year ended December 31, 1999 compared to net income of $44.3 million or $1.06 on a diluted per share basis for the year ended December 31, 1998, an increase of $8.6 million or 19.4%. Core earnings for the year ended December 31, 1999 were $52.5 million or diluted earnings per share of $1.39 compared to core earnings for the year ended December 31, 1998 of $43.9 million or diluted earnings per share of $1.06. Core earnings for the year ended December 31, 1999 exclude a $1.8 million benefit for loan losses, a $4.1 million curtailment gain on the freezing of the Bank's defined benefit pension plan and $5.5 million in net securities losses. Core earnings for the year ended December 31, 1998 exclude $524,000 of net securities gains.

   Based upon management's assessment of the credit quality of the Company's loan portfolio, among other factors, during the fourth quarter of 1999 the Company determined to reverse $1.9 million of the allowance for loan losses which was the primary reason for a benefit for loan losses of $1.8 million for the year ended December 31, 1999. As a result of management's continuing efforts to moderate non-interest expense and in light of stock-based employee benefit plans implemented since the Company's initial public offering in 1997, the Company froze its defined benefit pension plan in 1999 which, due to its over-funded status, resulted in a curtailment gain of $4.1 million. The $5.5 million in net securities losses for 1999 were primarily the result of write-downs of $9.0 million with respect to corporate debt securities of one financially distressed issuer.

   The increase in net income for the year ended December 31, 1999 was primarily due to an increase in net interest income of $17.3 million, the benefit for loan losses of $1.8 million and an increase in other income of $20.5 million, which were partially offset by an increase of $27.1 million in total other expenses and an increase in the provision for income taxes of $5.6 million.

Interest Income. The increase in interest income of $68.3 million for the year ended December 31, 1999 was primarily due to an increase in the average balance of the Company's interest-earning assets, which was partially offset by a decrease in the average yield on loans. The average balance of the loan portfolio increased $555.6 million or 44.1% to $1.8 billion during 1999 primarily as a result of increased loan demand and the Company's continued efforts to expand its lending activity through its business development programs and the expansion of the mortgage broker program. The average balance of the securities portfolio increased $458.8 million or 28.1% to $2.1 billion during 1999 primarily as a result of the Company's continuing leveraging strategy to fund asset growth with borrowed funds when acceptable spreads can be obtained. The average yield earned on the Company's loan portfolio decreased from 8.02% during 1998 to 7.66% for 1999. This decrease was due to the repayment of substantial amounts of relatively higher yielding loans, particularly during the first six months of 1999, and the origination of loans at market interest rates which were lower than the average yield of the Company's loan portfolio during the first half of the year.

Interest Expense. The Company recorded interest expense of $139.1 million for the year ending December 31, 1999 compared to $88.1 million for the year ending December 31, 1998, an increase of $51.0 million or 57.9%. The primary reason for the increase was a $52.6 million increase in the interest on borrowed funds. The increase in interest expense on borrowed funds was primarily due to an increase of $1.0 billion in the average balance of borrowed funds partially offset by a decrease in the average cost from 5.58% during 1998 to 5.36% during 1999. The increase in the average balance of borrowed funds during 1999 was due to the Company's program to fund asset growth with borrowed funds at acceptable spreads. The average cost of borrowings decreased in 1999 compared to 1998 due to the lower interest rates during the first half of 1999.

Net Interest Income. Net interest income was $138.4 million for 1999 compared to $121.1 million for 1998. This represents an increase of $17.3 million or 14.3%. The increase was the result of a $68.3 million increase in interest income, which was par tially offset by a $51.0 million increase in interest expense. The increase in interest income was due to a $1.0 billion increase in the average balance of interest-earning assets which was partially offset by a 13 basis point decrease in the average yield earned on interest-earning assets from 7.14% in 1998 to 7.01% in 1999. Interest expense increased due to a $1.1 billion increase in the average balance of interest-bearing liabilities and a 21 basis point increase in the average cost from 4.21% in 1998 to 4.42% in 1999 due to the Company's increasing reliance on borrowings as a source of funds and the rising interest rate environment during much of 1999. The net interest rate spread and margin decreased to 2.60% and 3.50%, respectively, for the year ended December 31, 1999 from 2.93% and 4.13%, respectively, for the year ended December 31, 1998. Such decreases were primarily due to the Bank's continued use of borrowed funds during 1999 to leverage the balance sheet in its effor ts to incrementally increase net interest income although such efforts decreased the net interest margin and net interest spread. The interest rate environment during 1999 resulted in lower net interest spreads and margins.

Provision (Benefit) For Loan Losses. During 1999, the quality of the loan portfolio remained strong and the level of non-accrual loans decreased by $3.8 million or 23.2%. The Company's net loan charge-offs were $503,000 for the year ended December 31, 1999 compared to $782,000 for the year ended December 31, 1998. As a result of the continued improvement in the Company's non-accruing loans, among other factors, during the fourth quarter of 1999, management deemed it prudent to reverse $1.9 million of the allowance for loan losses which was the primary reason for a $1.8 million benefit for the loan loss reserve for the year 1999 compared to a provision of $1.6 million in the year 1998. The Company's allowance for loan losses was $14.3 million at December 31, 1999, or 114.4% of non-accrual loans at such date, compared to $16.6 million at December 31, 1998, or 102.4% of non-accrual loans at such date.

Other Income. Other income amounted to $30.9 million and $10.4 million for the years ended December 31, 1999 and 1998, respectively. The increase of $20.5 million in 1999 was due to an increase in service and fee income of $22.4 million and a $4.1 million curtailment gain stemming from the freezing of the Bank's defined benefit pension plan at year end, which were partially offset by net securities losses of $5.5 million. The increase in service and fee income was primarily due to an increase of $19.7 million in fees generated by the Company's mortgage banking subsidiary, SIB Mortgage, d/b/a Ivy Mortgage, and a $2.6 million increase in the cash surrender value of the Company's BOLI. The increase in net securities losses for the year ended December 31, 1999 compared to the year ended December 31, 1998 was primarily due to the $9.0 million write-down of certain corporate bonds held in the Company's available for sale securities portfolio and determined by management to be permanently impaired due to the distressed financial condition of the issuer, which was partially offset by $3.5 million in net gains realized from various securities sales.

Other Expenses. Other expenses for the year ended December 31, 1999 were $83.0 million or 48.5% more than other expenses of $55.9 million for the year ended December 31, 1998. The primary reasons for the increase were increases in personnel costs of $19.5 million, occupancy and equipment costs of $1.8 million, and other expenses of $6.3 million. The increase in personnel costs was primarily due to an increase in aggregate personnel costs of $6.5 million primarily as the result of the operation of Ivy Mortgage, which was acquired in November 1998, for the entire year, a $7.6 million increase in commission expense for Ivy Mortgage, an increase of $3.0 million in the non-cash expense related to the Company's RRP, a $1.1 million increase in the Bank's incentive plan and other routine merit pay increases. The increase in occupancy and equipment expense during 1999 was primarily due to the additional expenses of Ivy Mortgage and additional property and equipment expense due to business expansion and growth. The increase in other expenses in 1999 again was due primarily to loan related expenses resulting from the operation of Ivy Mortgage.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Provision For Income Taxes. The provision for income taxes was $35.3 million for 1999 compared to $29.7 million for the year ended December 31, 1998. The increase in the provision was primarily due to an increase of $14.2 million in income before taxes. The effective consolidated tax rate for 1999 was 40.0% compared to 40.1% for the year 1998.

LIQUIDITY AND CAPITAL

   The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in federal funds sold and other short-term interest-earning assets which provide liquidity to meet lending requirements. Historically, the Bank relied almost exclusively on its deposits as a source of funds. Commencing in late 1997, the Company began a leveraging program whereby it uses borrowings, such as FHLB advances and reverse repurchase agreements as an additional source of funds to fund asset growth at acceptable spreads. This leveraging strategy continued throughout 1998, 1999 and 2000. However, it is management's intent to place less emphasis on this strategy in the year 2001. During the year ended December 31, 2000, the Company began to reduce its use of reverse repurchase agreements and FHLB advances as an alternative funding source. At December 31, 2000, such borrowings amounted to $2.2 billion.

   Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as federal funds sold. On a longer term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-backed and mortgage-related securities and investment securities. At December 31, 2000, the total approved loan origination commitments outstanding amounted to $292.4 million and unused credit lines equaled $75.3 million. At the same date, the unadvanced portion of construction loans totaled $98.0 million and the mortgage company had $218.2 million in commitments to sell loans. Certificates of deposit scheduled to mature in one year or less at December 31, 2000 totaled $762.8 million. Investment securities scheduled to mature in one year or less at December 31, 2000 totaled $3.3 million and amortization from investments and loans is projected at $756.0 million for the year 2001. Based on historical experience, the current pricing strategy, and the strong core deposit base management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that it will continue to have sufficient funds, together with borrowings, to meet its current commitments.

   At December 31, 2000 the Bank's capital ratios exceeded all the regulatory requirements. Under OTS regulations, the Bank is required to comply with each of three separate capital adequacy standards. At such date the Bank had tangible capital of $382.2 million or 7.53% of adjusted assets compared to a requirement of $76.2 million or 1.50% of adjusted assets, core capital of $383.1 million or 7.54% of adjusted assets compared to a requirement of $203.1 million or 4% of adjusted assets, and risk-based capital of $396.8 million or 15.06% of risk weighed assets compared to a requirement of $210.8 million or 8% of risk weighted assets.

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

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
STATEN ISLAND BANCORP, INC. AND SUBSIDIARY

December 31, 2000 and 1999                                                                    2000               1999
------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                             (000's omitted)
Assets:
   Cash and due from banks .........................................................       $   92,103        $    80,998
   Federal funds sold ..............................................................           12,000             20,400
   Securities available for sale, at fair value ....................................        1,888,946          1,963,954
   Loans, net ......................................................................        2,847,660          2,150,039
   Loans held for sale, net ........................................................          116,163             46,588
   Accrued interest receivable .....................................................           30,905             23,621
   Bank premises and equipment, net ................................................           31,883             24,731
   Intangible assets, net ..........................................................           62,447             15,432
   Other assets ....................................................................          158,757            163,551
                                                                                           ----------         ----------
        Total assets ...............................................................       $5,240,864         $4,489,314
                                                                                           ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Due depositors--
     Savings .......................................................................       $  760,238       $    737,794
     Certificates of deposit .......................................................          947,584            573,043
     Money market ..................................................................          142,394             89,004
     NOW accounts  .................................................................           94,699             80,352
     Demand deposits ...............................................................          400,298            340,040
                                                                                           ----------         ----------
        Total deposits .............................................................        2,345,213          1,820,233
     Borrowed funds ................................................................        2,241,011          2,049,411
     Advances from borrowers for taxes and insurance ...............................           11,534             10,805
     Accrued interest and other liabilities ........................................           57,574             37,488
                                                                                           ----------         ----------
        Total liabilities...........................................................        4,655,332          3,917,937
                                                                                           ----------         ----------
Commitments and Contingencies (Note 12)

Stockholders' Equity:
   Common  stock,  par  value  $.01  per  share,   100,000,000  shares  authorized,
     45,130,312 issued and 34,920,987 outstanding at December 31, 2000 and
     45,130,312 issued and 38,693,623 outstanding at December 31, 1999 ..............             451                451
Additional paid-in capital ..........................................................         537,744            536,539
Retained earnings--substantially restricted .........................................         291,345            251,315
Unallocated common stock held by ESOP ...............................................         (32,962)           (35,709)
Unearned common stock held by RRP ...................................................         (19,784)           (25,439)
Less--Treasury stock (10,209,325 and 6,436,689 shares at
  December 31, 2000 and 1999, respectively), at cost ................................        (188,321)          (121,149)
Accumulated other comprehensive loss, net of tax ....................................          (2,941)           (34,631)
                                                                                           ----------         ----------
       Total stockholders' equity ...................................................         585,532            571,377
                                                                                           ----------         ----------
       Total liabilities and stockholders' equity ...................................      $5,240,864         $4,489,314
                                                                                           ==========         ==========


        The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
STATEN ISLAND BANCORP, INC. AND SUBSIDIARY

For the Years Ended December 31, 2000, 1999 and 1998                       2000         1999         1998
-----------------------------------------------------------------------------------------------------------
                                                                                   (000's omitted,
                                                                                 except share data)
Interest Income:
   Loans  ............................................................   $204,554     $139,197     $101,175
   Securities available for sale .....................................    137,848      136,023      106,025
   Other earning assets ..............................................      1,402        2,253        1,941
                                                                         --------     --------     --------
      Total interest income ..........................................    343,804      277,473      209,141
                                                                         --------     --------     --------
Interest Expense:
   Borrowed funds ....................................................    132,891       89,719       37,127
   Certificates of deposit ...........................................     44,781       26,477       26,875
   Savings and escrow ................................................     19,488       18,716       20,953
   Money market and NOW ..............................................      5,960        4,152        3,114
                                                                         --------     --------     --------
      Total interest expense .........................................    203,120      139,064       88,069
                                                                         --------     --------     --------
      Net interest income ............................................    140,684      138,409      121,072
Provision (Benefit) for Loan Losses ..................................        652       (1,843)       1,594
                                                                         --------     --------     --------
   Net interest income after provision (benefit) for loan losses .....    140,032       140,252     119,478
                                                                         --------     --------     --------
Other Income:
   Service and fee income ............................................     16,878       10,057        7,018
   Loan fees and gains ...............................................     27,253       22,234        2,838
   Defined benefit plan curtailment gain .............................         --        4,093           --
   Securities transactions (losses) gains ............................       (569)      (5,531)         524
                                                                         --------     --------     --------
     Total other income ..............................................     43,562       30,853       10,380
                                                                         --------     --------     --------
Other Expenses:
   Personnel .........................................................     56,454       49,719       30,248
   Occupancy and equipment ...........................................      9,827        7,912        6,150
   Data processing ...................................................      5,352        4,448        4,915
   Amortization of intangible assets .................................      5,179        2,236        2,089
   Professional fees .................................................      2,566        2,063        2,403
   Other .............................................................     17,382       16,593       10,113
                                                                         --------     --------     --------
      Total other expenses ...........................................     96,760       82,971       55,918
                                                                         --------     --------     --------
      Income before provision for income taxes .......................     86,834       88,134       73,940
Provision for Income Taxes ...........................................     32,908       35,259       29,678
                                                                         --------     --------     --------
      Net income .....................................................   $ 53,926     $ 52,875     $ 44,262
                                                                         ========     ========     ========

Earnings per Share:
   Basic .............................................................   $   1.61     $   1.40     $   1.06
   Diluted ...........................................................       1.61         1.40         1.06



        The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
STATEN ISLAND BANCORP, INC. AND SUBSIDIARY

                                                                                Unearned
                                                               Unallocated       Common
For the Years Ended                             Additional        Common          Stock                       Compre-
December 31, 2000,                    Common      Paid-in       Stock Held       Held by       Treasury       hensive
1999 and 1998                          Stock      Capital         by ESOP           RRP          Stock         Income
-----------------------------------------------------------------------------------------------------------------------
                                                                           (000's
                                                                           omitted)
Balance, January 1, 1998 ......     $     451     $ 532,521      $ (41,262)     $      --      $      --      $      --
  Allocation of 233,843
    ESOP shares ...............            --         1,886          2,806             --             --             --
  Purchase of RRP shares ......            --            --             --        (31,397)            --             --
  Earned RRP shares ...........            --            57             --            524             --             --
  Treasury stock purchases
    (1,425,500 shares), at cost            --            --             --             --        (27,480)            --
  Dividends paid ..............            --            --             --             --             --             --
  Change in unrealized
    appreciation (depreciation)
    on securities, net of tax .            --            --             --             --             --          2,845
  Net income ..................            --            --             --             --             --         44,262
                                    ---------     ---------      ---------      ---------      ---------      ---------
  Comprehensive income ........                                                                               $  47,107
                                                                                                              =========

Balance, December 31, 1998 ....           451       534,464        (38,456)       (30,873)       (27,480)     $      --
  Allocation of 228,904
    ESOP shares ...............            --         1,484          2,747             --             --             --
  Earned RRP shares ...........            --           591             --          5,434             --             --
  Treasury stock purchases
    (5,011,189 shares), at cost            --            --             --             --        (93,669)            --
  Dividends paid ..............            --            --             --             --             --             --
  Change in unrealized
    appreciation (depreciation)
    on securities, net of tax .            --            --             --             --             --        (50,153)
  Net income ..................            --            --             --             --             --         52,875
                                    ---------     ---------      ---------      ---------      ---------      ---------
  Comprehensive income ........                                                                               $   2,722
                                                                                                              =========

Balance, December 31, 1999 ....           451       536,539        (35,709)       (25,439)      (121,149)            --
  Allocation of 228,904
    ESOP shares ...............            --         1,360          2,747             --             --             --
  Earned RRP shares ...........            --          (155)            --          5,655             --             --
  Treasury stock purchases
    (3,772,636 shares), at cost            --            --             --             --        (67,172)            --
  Dividends paid ..............            --            --             --             --             --             --
  Change in unrealized
    appreciation (depreciation)
    on securities, net of tax .            --            --             --             --             --         31,690
  Valuation adjustment for
    deferred tax benefit ......            --            --             --             --             --             --
  Net income ..................            --            --             --             --             --         53,926
                                    ---------     ---------      ---------      ---------      ---------      ---------
  Comprehensive income ........                                                                               $  85,616
                                                                                                              =========

Balance, December 31, 2000 ....     $     451     $ 537,744      $ (32,962)     $ (19,784)     $(188,321)
                                    =========     =========      =========      =========      =========

                                                  Accumulated
                                                      Other
                                                  Comprehensive
                                    Retained     Income (Loss)
                                    Earnings      Net of Tax         Total
--------------------------------------------------------------------------------
Balance, January 1, 1998 ......     $ 181,499      $  12,677      $ 685,886
  Allocation of 233,843
    ESOP shares ...............            --             --          4,692
  Purchase of RRP shares ......            --             --        (31,397)
  Earned RRP shares ...........            --             --            581
  Treasury stock purchases
    (1,425,500 shares), at cost            --             --        (27,480)
  Dividends paid ..............       (10,347)            --        (10,347)
  Change in unrealized
    appreciation (depreciation)
    on securities, net of tax .         2,845          2,845
  Net income ..................        44,262             --         44,262
  Comprehensive income ........

Balance, December 31, 1998 ....       215,414         15,522        669,042
  Allocation of 228,904
    ESOP shares ...............            --             --          4,231
  Earned RRP shares ...........            --             --          6,025
  Treasury stock purchases
    (5,011,189 shares), at cost            --             --        (93,669)
  Dividends paid ..............       (16,974)            --        (16,974)
  Change in unrealized
    appreciation (depreciation)
    on securities, net of tax .            --        (50,153)       (50,153)
  Net income ..................        52,875             --         52,875
  Comprehensive income ........

Balance, December 31, 1999 ....       251,315        (34,631)       571,377
  Allocation of 228,904
    ESOP shares ...............            --             --          4,107
  Earned RRP shares ...........            --             --          5,500
  Treasury stock purchases
    (3,772,636 shares), at cost            --             --        (67,172)
  Dividends paid ..............       (18,764)            --        (18,764)
  Change in unrealized
    appreciation (depreciation)
    on securities, net of tax .            --         31,690         31,690
  Valuation adjustment for
    deferred tax benefit ......         4,868             --          4,868
  Net income ..................        53,926             --         53,926
  Comprehensive income ........

Balance, December 31, 2000 ....     $ 291,345      $  (2,941)     $ 585,532
                                    =========      =========      =========


        The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS
STATEN ISLAND BANCORP, INC. AND SUBSIDIARY

For the Years Ended December 31, 2000, 1999 and 1998                            2000              1999            1998
------------------------------------------------------------------------------------------------------------------------
                                                                                           (000's omitted)
Cash Flows from Operating Activities:
  Net income ............................................................   $   53,926      $    52,875      $    44,262
  Adjustments to reconcile net income to net cash (used in)
    provided by operating activities--
       Depreciation and amortization ....................................        3,292            2,543            1,983
       (Accretion) and amortization of bond and mortgage premiums .......       (1,246)           4,715           (1,258)
       Amortization of intangible assets ................................        5,179            2,236            2,089
       Realized loss (gain) on sale of available for sale securities ....          569           (3,539)            (524)
       Expense charge relating to allocation and earned
          portions of employee benefit plans ............................        8,666            8,790            7,583
       Other noncash (income)  ..........................................       (5,987)          (1,439)          (2,374)
       Provision (benefit) for loan losses ..............................          652           (1,843)           1,594
       Increase (decrease) in deferred loan fees ........................       (5,086)           1,512            1,477
       (Increase) in accrued interest receivable ........................       (3,085)          (4,232)          (3,682)
       (Increase) in other assets .......................................      (15,618)         (90,479)          (5,528)
       (Decrease) increase in accrued interest and other liabilities ....       17,865           12,103          (55,611)
       (Increase) decrease in deferred income taxes .....................          324            4,691           (6,769)
       Recoveries of loans ..............................................        1,054            1,161            1,337
                                                                            ----------      -----------      -----------
           Net cash (used in) provided by operating activities ..........       60,505          (10,906)         (15,421)
                                                                            ----------      -----------      -----------
Cash Flows from Investing Activities:
  Maturities and amortization of available for sale securities ..........      208,587          389,930          519,667
  Sales of available for sale securities ................................      310,222           76,257          109,224
  Purchases of available for sale securities ............................     (159,473)        (517,115)      (1,304,385)
  Principal collected on loans ..........................................      388,311          324,937          201,091
  Loans made to customers ...............................................   (1,712,457)      (1,607,459)        (643,854)
  Purchase of loans .....................................................      (74,545)         (16,088)         (66,267)
  Sales of loans ........................................................      730,506          644,557           57,577
  Capital expenditures ..................................................       (5,396)          (4,961)          (4,392)
  Acquisition of Ivy Mortgage, net of cash acquired .....................           --               --           (2,194)
  Acquisition of First State Bank, net of cash acquired .................      (46,688)              --               --
                                                                            ----------      -----------      -----------
           Net cash used in investing activities ........................     (360,933)        (709,942)      (1,133,533)
                                                                            ----------      -----------      -----------
Cash Flows from Financing Activities:
  Net increase in deposit accounts ......................................      197,469           94,886          107,877
  Increase in borrowings ................................................      191,600          704,894        1,094,475
  Dividends paid ........................................................      (18,764)         (16,974)         (10,347)
  Purchase of treasury stock ............................................      (67,172)         (93,669)         (27,480)
  Purchase of shares for RRP ............................................           --               --          (31,397)
                                                                            ----------      -----------      -----------
           Net cash provided by financing activities ....................      303,133          689,137        1,133,128
           Net increase (decrease) in cash and cash equivalents .........        2,705          (31,711)         (15,826)
Cash and Cash Equivalents,beginning of year .............................      101,398          133,109          148,935
                                                                            ----------      -----------      -----------
Cash and Cash Equivalents,end of year ...................................      104,103      $   101,398      $   133,109
                                                                            ==========      ===========      ===========

Supplemental Disclosures of Cash Flow Information:
  Cash paid for--
    Interest ............................................................   $  197,141      $   131,043      $    80,540
    Income taxes ........................................................       25,109           31,300           30,529
  Acquisition of Ivy Mortgage--
    Fair value of assets acquired .......................................           --               --           65,823
    Fair value of liabilities assumed ...................................           --               --           63,937
  Acquisition of First State Bank--
    Fair value of assets acquired .......................................      370,579               --               --
    Fair value of liabilities assumed ...................................      331,280               --               --

        The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accounting and reporting policies of Staten Island Bancorp, Inc. (the "Company") and subsidiary conform to generally accepted accounting principles and to general practice within the banking industry. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

Basis of Presentation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary SI Bank & Trust (formerly Staten Island Savings Bank) (the "Bank"). The Bank's wholly owned subsidiaries are SIB Mortgage Corp. (the "Mortgage Company"), SIB Investment Corporation ("SIBIC"), Staten Island Funding Corporation ("SIFC"), American Construction Lending Services, Inc ("ACLS") and SIB Financial Services Corporation ("SIBFSC"). All significant intercompany transactions and balances are eliminated in consolidation.

   The Mortgage Company was set up to acquire the operations of Ivy Mortgage as discussed in Note 3. SIFC was set up as a real estate investment trust, SIBIC was set up to hold certain Bank investments, and ACLS was set up to originate residential construction loans throughout the country. SIBFSC was formed as a licensed life insurance agency to sell the products of the SBLI USA Mutual Life Insurance Co.

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

Cash and Cash Equivalents

   For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, money market deposits, interest-bearing certificates of deposit and federal funds sold for the years ended December 31, 2000, 1999 and 1998.

Securities Available for Sale

   In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt and equity securities used as part of the Company's asset/liability management that may be sold in response to changes in interest rates are reported at fair value, with unrealized gains and losses excluded from earnings and reported on an after-tax basis in a separate component of stockholders' equity. Gains and losses on the disposition of securities are recognized on the specific identification method in the period in which they occur.

   Premiums and discounts on mortgage-backed securities are amortized over the average life of the security using a method which approximates the level yield method.

Loans

   Loans are stated at the principal amount outstanding, net of unearned income, loan origination fees and costs, and an allowance for loan losses. Loan origination fees and costs are recognized in interest income as an adjustment to yield over the life of the loan or at the time of the sale of the loan for loans held in the por tfolio and loans held for sale. Premiums and discounts on purchased mor tgages are amor tized over the average life of the loan using a method which approximates the level yield method.

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

Mortgage Servicing Rights

   Mortgage servicing rights ("MSR") are the rights to service mortgage loans for others and are acquired primarily through loan sales. Capitalized MSRs are reported in other assets. After the serviced residential mortgage loan portfolio is stratified by servicing type, loan type, rate type and interest rate, the fair value of the MSR is determined using the present value of estimated future cash flows assuming a market discount rate and certain forecasted prepayment rates based on the industry experience. MSRs are amortized in proportion to, and over the period of, the estimated net servicing income of the underlying financial assets. The assessment of impairment on MSRs is based on the current fair value of those rights. Such impairment is recognized through a valuation allowance established through a charge against gains on loan sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998

Allowance for Loan Losses

   The allowance for loan losses is established by management through provisions for loan losses charged against income. Amounts deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

   The amount of the allowance for loan losses is inherently subjective, as it requires making material estimates which may vary from actual results. These estimates are evaluated periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known. Considerations in this evaluation include past and anticipated loss experience, current portfolio composition, evaluation of real estate collateral, as well as current and anticipated economic conditions. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb estimated loan losses inherent in the Company's entire loan portfolio.

Premises and Equipment

   Premises and equipment are carried at cost, less allowance for depreciation and amor tization applied on a straight-line basis over the estimated useful lives of 10 to 50 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment.

Investments in Real Estate

   Investments in real estate consist of real estate acquired through foreclosure or by deed in lieu of foreclosure and assets repossessed ("owned real estate" or "ORE"). ORE properties are carried at the lower of cost or fair value at the date of foreclosure (new cost basis) and at the lower of the new cost basis or fair value less estimated selling costs thereafter.

Goodwill and Other Intangibles

   Goodwill, representing the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting, is being amortized using the straight line method over periods not exceeding 20 years. Core deposit intangibles, representing the premium associated with the acquisition of cer tain deposit liabilities, are being amor tized to operating expense on an accelerated basis over the average lives of such deposit liabilities.

   Goodwill and other intangibles, which collectively represent less than 1.5% of total assets, are periodically reviewed for recoverability through review of various economic factors to determine whether any impairment exists.

Segment Reporting

   SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," applies to public business enterprises and requires the repor ting of cer tain financial information about significant revenue-producing segments of the business for which such information is available and utilized by the chief operating decision maker. The information reported for the operating segments would include a measure of revenues, expenses and total assets. As a financial institution, substantially all of the Company's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and reviews performance based on ongoing review of these banking services, which constitutes the Company's only operating segment for reporting purposes under SFAS No. 131.

Demand Deposits

   Each of the Bank's commercial and personal demand (checking) accounts and NOW accounts has a related interest-bearing money market sweep account. The sole purpose of the sweep accounts is to reduce the noninterest-bearing reserve balances that the Bank is required to maintain with the Federal Reserve Bank, and thereby increase funds available for investment . Although the sweep accounts are classified as money market accounts for regulatory purposes, they are included in demand deposits and NOW accounts in the accompanying consolidated statements of financial condition.

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

Earnings Per Share

   Earnings per share are computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding, adjusted for the unallocated por tion of shares held by the Employee Stock Ownership Plan ("ESOP") and unearned Recognition and Retention Plan ("RRP") in accordance with the Statement of Position 93-6. For the year ended December 31, 2000, the basic and diluted weighted average common stock outstanding was 33,510,674 shares. For the year ended December 31, 1999, the basic and diluted weighted average common stock outstanding was 37,878,481 shares. For the year ended December 31, 1998, the basic and diluted weighted average common stock outstanding was 41,567,051 shares.

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

Bank Owned Life Insurance ("BOLI")

   In August 1999, the Bank invested in BOLI policies to fund certain future employee benefit costs. The Bank's investment totaled approximately $100 million and the Bank is the beneficiary of these policies. The cash surrender value of the BOLI policies is recorded on the Company's balance sheet as other assets and the change in the cash surrender value is recorded as other income.

New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting For Derivative Instruments and Hedging Activities Deferral of the Effective Date of SFAS No. 133," which amended the effective date of SFAS No. 133. SFAS No. 133 is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The statement established accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In management's opinion, the adoption of SFAS Nos. 133 and 137 will not have a material effect on the Company's financial statements.

   In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." It revises the standards for accounting for securitiza-tions and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is generally effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Corporation is still assessing the impact, if any, of SFAS No. 140 on its accounting and disclosures.

Reclassifications

   Certain reclassifications have been made to the prior year amounts to conform with current year presentation.

2.ORGANIZATION/FORM OF OWNERSHIP

   The Bank was originally founded as a New York State chartered savings bank in 1864. In August 1997, the Bank converted to a federally chartered mutual savings bank and is now regulated by the Office of Thrift Supervision (the "OTS"). The Bank is a community bank providing a complete line of retail and commercial banking services along with trust services. Individual customer deposits are insured up to $100,000 by the Federal Deposit Insurance Corporation ("FDIC").

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

   As part of the Plan of Conversion, the Company formed the SISB Community Foundation and donated 2,149,062 shares of the Company valued at approximately $25,789,000. The Company recorded a contribution expense charge of $25,789,000 and a corresponding deferred tax benefit of $11,987,000 for this donation. In addition, the Bank paid expenses on behalf of the Foundation totaling approximately $28,000 in 1997. The formation of this private charitable foundation was undertaken in order to further the Bank's commitment to the communities that it serves.

   Additionally, the Bank established, in accordance with the requirements of the OTS, a liquidation account for $183,947,000 which was equal to its capital as of the date of the latest consolidated statement of financial condition (September 30, 1997) appearing in the IPO prospectus supplement. The liquidation account is reduced as and to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in deposits do not restore an eligible account holder's interest in the liquidation account. In the event of a complete

December 31, 2000, 1999 and 1998


liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying balances for accounts then held. This account had a balance of $40,144,000 at December 31, 2000.

   In addition to the restriction described above, the Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

3.ACQUISITIONS

   On November 20, 1998, SIB Mortgage Corp. acquired substantially all of the assets of Ivy Mortgage Corp., a New Jersey-based mortgage loan originator which has branch offices primarily throughout the Northeastern United States. The acquisition by SIB Mortgage Corp. was funded by the Bank. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was approximately $1,775,000 and has been recorded as goodwill. Included as part of the purchase price is a noncompete agreement (the "Agreement") with the sellers of Ivy Mortgage. The noncompete agreement, which is recorded as goodwill, is being amor tized over five years on a straight-line basis and the remaining goodwill is being amortized over 15 years on a straight-line basis. The original Agreement contained provision for payments which are contingent upon future earnings. In January 2000, the original Agreement was amended to relieve the seller of certain potential obligations and to eliminate the provision which provided for future payments to the sellers contingent upon future earnings.

   On January 14, 2000, the Company acquired First State Bancorp, the holding company for First State Bank, which operated six full-service branches in the State of New Jersey. First State Bancorp, a bank holding company with assets over $370 million, was acquired for cash consideration totaling $84.5 million, including transaction costs.

   The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon fair value at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $45.5 million and has been recorded as goodwill, which is being amortized on a straight line basis over 15 years.

 4.REGULATORY MATTERS

   The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes a number of mandatory supervisory measures on banks and thrift institutions. One of the items FDICIA imposed was certain minimum capital requirements or classifications. Such classifications are used by the FDIC and other bank regulatory agencies to determine matters ranging from each institution's semiannual FDIC deposit insurance premium assessments, to approvals of applications authorizing institutions to grow their asset size or otherwise expand business activities. Under OTS capital regulations, the Bank is required to comply with each of three separate capital adequacy standards. Set forth below is a summary of the Bank's compliance with OTS capital standards as of December 31, 2000 and 1999. The Company's capital ratios are presented, however, there are no capital requirements set by the OTS for the Company. (000's omitted):

                                        December 31, 2000
                           --------------------------------------------
                             Actual    Percent      Required    Percent
----------------------------------------------------------------------
SI Bank & Trust:
  Tangible capital.......  $ 382,150     7.53%      $ 76,151      1.50%
  Core capital...........    383,089     7.54        203,107      4.00
  Risk-based capital.....    396,837    15.06        210,751      8.00

                                        December 31, 1999
                           --------------------------------------------
                             Actual    Percent      Required    Percent
-----------------------------------------------------------------------
SI Bank & Trust:
  Tangible capital.......  $ 388,248     8.93%      $ 65,213      1.50%
  Core capital...........    390,192     8.97        173,980      4.00
  Risk-based capital.....    404,463    19.80        163,442      8.00

                                        December 31, 2000
                           --------------------------------------------
                             Actual    Percent      Required    Percent
-----------------------------------------------------------------------
Staten Island Bancorp:
  Tangible capital.......  $ 522,326     10.09%     $ 77,665      1.50%
  Core capital...........    523,265     10.10       207,144      4.00
  Risk-based capital.....    537,903     18.77       229,292      8.00

                                        December 31, 2000
                           --------------------------------------------
                             Actual    Percent      Required    Percent
-----------------------------------------------------------------------
Staten Island Bancorp:
  Tangible capital....... $ 585,976      13.01%     $ 67,559      1.50%
  Core capital...........   587,921      13.05       180,234      4.00
  Risk-based capital.....   602,191      25.58       188,340      8.00

5. INVESTMENT SECURITIES

Securities Available for Sale

The amortized cost and approximate market value of securities available for sale are summarized as follows:

                                                                   December 31, 2000
                                             --------------------------------------------------------
                                                               Gross             Gross
                                              Amortized     Unrealized        Unrealized      Market
                                                Cost           Gains            Losses        Value
-----------------------------------------------------------------------------------------------------
                                                                   (000's omitted)
Debt securities:
  U.S. Government
     and agencies.......................     $ 178,351       $    865        $ (1,130)      $ 178,086
  GNMA, FNMA and
  FHLMC mortgage
     participation
     certificates .....................        712,292          7,000          (2,064)        717,228
  Agency CMOs .........................        223,224            657          (2,614)        221,267
  Privately issued
     CMOs .............................        412,374            601          (2,223)        410,752
  Other ...............................        170,480            947         (13,530)        157,897
                                            ----------       --------        --------      ----------
                                             1,696,721         10,070         (21,561)      1,685,230
                                            ----------       --------        --------      ----------
Marketable
    equity securities:
     Common stocks ....................         98,632          7,349            (897)        105,084
     Preferred stocks .................         69,913            130          (7,155)         62,888
     Mutual Fund ......................         29,337          6,691            (284)         35,744
                                            ----------       --------        --------      ----------
                                               197,882         14,170          (8,336)        203,716
                                            ----------       --------        --------      ----------
       Total securities
         available
         for sale .....................     $1,894,603       $ 24,240        $(29,897)     $1,888,946
                                            ==========       ========        ========      ==========

                                                                   December 31, 1999
                                             --------------------------------------------------------
                                                               Gross             Gross
                                              Amortized     Unrealized        Unrealized      Market
                                                Cost           Gains            Losses        Value
-----------------------------------------------------------------------------------------------------
                                                                   (000's omitted)
Debt securities:
  U.S. Government
     and agencies.....................      $ 164,236        $     63        $  (8,542)    $    155,757
  GNMA, FNMA and
  FHLMC mortgage
     participation
     certificates ...................
  Agency CMOs .......................         813,632           1,380          (21,401)         793,611
  Privately issued
     CMOs ...........................         248,376              60           (9,819)         238,617
  Other .............................
                                              436,604               1          (18,403)         418,202
Marketable
    equity securities: ..............         163,357             628          (11,168)         152,817
                                           ----------        --------        ---------     ------------
     Common stocks ..................
     Preferred stocks ...............       1,826,205           2,132          (69,333)       1,759,004
                                           ----------        --------        ---------     ------------
     Mutual Fund ....................

       Total securities .............          97,787           9,201           (5,943)         101,046
         available ..................          79,870             604          (10,916)          69,558
         for sale ...................          26,691           7,779             (123)          34,346
                                           ----------        --------        ---------     ------------
                                              204,348          17,584          (16,982)         204,950
                                           ----------        --------        ---------     ------------

                                           $2,030,553        $ 19,716        $ (86,315)    $  1,963,954
                                           ==========        ========        =========     ============


   The amortized cost and market value of debt securities available for sale at December 31, 2000 and 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                 December 31, 2000              December 31, 1999
                             ------------------------     -------------------------
                              Amortized        Market       Amortized       Market
                                 Cost          Value          Cost          Value
-----------------------------------------------------------------------------------
                                                    (000's omitted)
Due in one
   year or less ..........  $    3,331     $    3,347     $    8,150     $    8,176
Due after one year
   through five years ....      96,721         97,875         58,256         56,785
Due after five years
   through ten years .....     124,157        121,221        132,988        125,979
Due after ten years ......     536,996        524,292        564,803        535,836
                            ----------     ----------     ----------     ----------
                               761,205        746,735        764,197        726,776
GNMA, FNMA
   and FHLMC
   mortgage
   participation
   certificates
   and agency
CMOs .....................     935,516        938,495      1,062,008      1,032,228
                            ----------     ----------     ----------     ----------
                            $1,696,721     $1,685,230     $1,826,205     $1,759,004
                            ==========     ==========     ==========     ==========


   Proceeds from sales of securities available for sale during 2000, 1999 and 1998 were $309,972,000, $76,257,000 and $109,224,000 with realized gross gains of $8,140,000,  $8,876,000 and $2,374,000 and realized gross losses  $8,709,000,
$14,407,000 and $1,850,000, respectively. Gross losses in 1999 include write-downs of approximately $9,000,000 on securities whose decline in value was deemed to be other than temporary.

6.LOANS

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

   While management uses available information to provide losses of value on loans and foreclosed properties, future loss provisions may be necessary based on changes in economic conditions. In addition, the Bank's regulators, as an integral part of their examination process, periodically review the valuation of the Bank's loans and foreclosed properties. Such regulators may require the Bank to recognize write-downs based on judgments different from those of management.

December 31, 2000, 1999 and 1998

   Loans, net consist of the following at December 31, 2000 and 1999:

                                                                      2000           1999
----------------------------------------------------------------------------------------------
                                                                         (000's omitted)
Loans secured by mortgages on real estate:
    1-4 family residential...................................      $2,206,972      $ 1,737,913
    Multi-family properties .................................          49,034           42,501
    Commercial properties ...................................         307,407          223,809
    Home equity..............................................          10,699            5,390
    Construction and land ...................................         152,956           60,105
    Deferred origination costs and
       unearned income, net .................................          11,696            5,537
                                                                   ----------      -----------
           Net loans secured by mortgages
              on real estate ................................       2,738,764        2,075,255
                                                                   ----------      -----------
Other loans:
    Student .................................................             333              657
    Passbook ................................................           6,237            5,357
    Commercial ..............................................          52,980           33,646
    Other  ..................................................          63,984           49,395
                                                                   ----------      -----------
    Net other loans .........................................         123,534           89,055
                                                                   ----------      -----------
    Net loans before the
       allowance for loan losses ............................       2,862,298        2,164,310
       Allowance for loan losses ............................         (14,638)         (14,271)
                                                                   ----------      -----------
           Net loans ........................................      $2,847,660      $ 2,150,039
                                                                   ==========      ===========



   A summary of activity in the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998, is as follows:


                                            2000           1999            1998
--------------------------------------------------------------------------------
                                                     (000's omitted)

Beginning balance .................      $ 14,271       $ 16,617       $ 15,709
  Increase as a result
     of acquisition ...............           847             --             96
  Provision (benefit) charged
     to operations ................          652         (1,843)         1,594
  Charge-offs .....................        (2,186)        (1,665)        (2,119)
  Recoveries ......................         1,054          1,162          1,337
                                         --------       --------       --------
Ending balance ....................      $ 14,638       $ 14,271       $ 16,617
                                         ========       ========       ========


   Non-accrual loans totaled $9,776,000 at December 31, 2000, which is also the Bank's recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 and SFAS No. 118. Non-accrual loans totaled $12,474,000 at December 31, 1999. The loss of interest income associated with loans on non-accrual status was approximately $728,000, $746,000 and $794,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

   At December 31, 2000 and 1999, the valuation allowance related to all impaired loans totaled $8,152,000 and $7,195,000, respectively, and is included in the allowance for loan losses shown on the statement of financial condition. The average recorded investment in impaired loans for the years ended December 31, 2000 and 1999, was approximately $12,857,000 and $13,342,000, respectively.

   At December 31, 2000 and 1999, the Company had other real estate totaling $893,000 and $887,000, respectively, classified in other assets.

   At December 31, 2000 and 1999, the Company was servicing mortgages for others totaling $262,957,000 and $122,589,000, respectively.

   At December 31, 2000 and 1999, the Company had mortgage servicing rights of $3,053,000 and $254,000, respectively.

   At December 31, 2000 and 1999, the Company had balances outstanding from various officers totaling $5,706,000 and $3,944,000, respectively.

7. PREMISES AND EQUIPMENT

   Premises and equipment at December 31, 2000 and 1999, are summarized as follows:

                                                          2000           1999
--------------------------------------------------------------------------------
                                                          (000's omitted)
Land, building and leasehold improvements.            $  28,931     $ 22,821

Furniture, fixtures and equipment.........               18,957       19,561
                                                      ---------     --------
                                                         47,888       42,382
Less--Accumulated depreciation
  and amortization........................              (16,005)     (17,651)
                                                      ---------     --------

                                                      $  31,883     $ 24,731
                                                      =========     ========
8. DUE DEPOSITORS

   Scheduled maturities of certificates of deposit at December 31, 2000, are summarized as follows:

                                                  Weighted
                                     Amount     Average Rate
------------------------------------------------------------
                                         (000's omitted)

2001...........................      $762,795        5.72%
2002...........................       119,519        5.91
2003...........................        22,016        5.78
2004...........................        12,162        5.72
2005...........................        23,014        5.80
2006 and thereafter............         8,078        7.08
                                     --------
                                     $947,584       5.76%
                                     ========       ====


   The aggregate amounts of outstanding certificates of deposit in denominations of $100,000 or more at December 31, 2000 and 1999 were $226,902,000 and
$161,603,000, respectively.

9. BORROWED FUNDS

   The Company was obligated for borrowings as follows:

                                                    December 31,
--------------------------------------------------------------------------------
                                         2000                       1999
                                              Weighted                  Weighted
                                               Average                   Average
                                   Amount       Rate         Amount       Rate
--------------------------------------------------------------------------------
                                   (000's omitted)            (000's omitted)
Reverse Repurchase
    Agreements
    Non-FHLB ..............     $  629,974      6.15%     $  846,372     5.56%
Reverse Repurchase
    Agreements FHLB........        263,000      5.40         318,000     5.38
FHLB Advances .............      1,348,000      6.51         885,000     5.90
Mortgage payable...........             37     12.00              39    12.00
                                ----------                ----------
                                $2,241,011      6.28%     $2,049,411    5.68%
                                ==========                ==========

   The average balance of borrowings for the years ended December 31, 2000 and 1999 was $2,147,718,000 and $1,674,990,000, respectively. The maximum month end balance of borrowings for the years ended December 31, 2000 and 1999 were $2,249,963,000 and $2,049,411,000, respectively.


   The Company's borrowings at December 31, 2000 have contractual maturities as follows (000's omitted):

               2001  ........................  $1,407,134
               2002  ........................      90,000
               2003  ........................     132,500
               2004  ........................      53,250
               2005  ........................     220,090
               2008  ........................     248,000
               2009  ........................      35,000
               2010  ........................      55,000
               2012  .........................         37
                                               ----------
                                               $2,241,011
                                               ==========

   As  of  December  31,  2000,   $977,786,000  of  investment   securities  and
$1,872,831,000 in mortgage loans were pledged as collateral for these borrowed funds.

10. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

   Costs of the Bank's defined benefit plan are accounted for in accordance with SFAS No. 87. The following table sets forth the change in benefit obligations, the change in the plan assets, the funded status of the plan, and amounts recognized in the accompanying consolidated financial statements at December 31, 2000 and 1999, respectively, based upon the latest available actuarial measurement dates of December 31, 2000 and 1999, respectively.

                                                         2000           1999
--------------------------------------------------------------------------------
                                                           (000's omitted)
Projected benefit obligation,
  beginning of year .............................      $ 17,245        $ 22,483
     Service cost ...............................            --           1,355
     Interest cost ..............................         1,359           1,457
     Benefits paid ..............................        (1,001)         (1,203)
     Actuarial loss (gain) ......................         2,072          (2,599)
     Curtailment of future benefits .............            --          (4,248)
                                                       --------        --------
     Projected benefit obligation, end of year ..      $ 19,675        $ 17,245
                                                       ========        ========


The following table sets forth the Plan's change in plan assets:

                                                         2000             1999
--------------------------------------------------------------------------------
                                                             (000's omitted)
Fair value of the plan assets, beginning of year..      $ 28,242      $ 22,507

  Actual return on plan assets .....................         946         6,938
  Employer contributions ...........................          --            --
  Benefits paid ....................................      (1,001)       (1,203)
                                                        --------      --------
Fair value of the plan assets, end of year .........    $ 28,187      $ 28,242
                                                        ========      ========

Funded status ......................................    $  8,512      $ 10,998
                                                        --------      --------

Unrecognized net actuarial loss (gain) .............    $ (2,726)       (6,680)

     Prepaid cost...................................    $  5,786      $  4,318
                                                        ========      ========

The components of net pension expense are as follows:

                                              2000            1999        1998

--------------------------------------------------------------------------------
                                                      (000's omitted)
Service cost-benefits earned
    during the year ..................      $    --       $ 1,355       $ 1,172
Interest cost on projected
    benefit obligation ...............        1,359         1,457         1,350
Net amortization and deferral ........           --           (15)         (125)
Actual return on plan assets .........        2,072        (2,599)          (21)
Deferred investment gain (loss) ......       (4,900)          614        (1,799)
                                            -------       -------       -------
        Net pension expense ..........      $(1,469)      $   812       $   577


Major assumptions utilized:

                                           2000         1999         1998
--------------------------------------------------------------------------------
Weighted average discount rate .......     7.25%        6.75%        6.50%
Rate of increase in compensation .....       --         4.50         4.50
    levels
Expected long-term rate of
    return on assets .................     9.00         9.00         8.00


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

   The Bank's postretirement benefits are unfunded. The following table shows the components of the plan's accrued postretirement benefit cost included in other liabilities on the consolidated statements of financial condition as of December 31, 2000 and 1999:

                                                               2000        1999
--------------------------------------------------------------------------------
                                                                (000's omitted)
Accumulated postretirement benefit obligation:
    Retirees ...........................................      $1,262      $1,522
    Other fully eligible participants ..................       2,229       2,024
    Unrecognized gain (loss) ...........................         770         399
    Unrecognized past service liability ................         433         508
                                                              ------      ------
        Accrued postretirement benefit cost ............      $4,694      $4,453
                                                              ======      ======


Net periodic postretirement benefit cost for 2000, 1999 and 1998 included the following components:

                                                2000           1999        1998

--------------------------------------------------------------------------------
                                                        (000's omitted)
Service cost--benefits attributed to
      service during period ...............      $210           $217      $ 173
Interest cost on accumulated
      postretirement benefit obligation ...       270            228        205
Amortization of:
Unrecognized (gain) loss ..................        (3)            --        (13)
  Unrecognized past service liability .....       (75)           (75)       (75)
                                                 ----           ----      -----
  Net periodic postretirement
    benefit cost ..........................      $402           $370      $ 290
                                                 ====           ====      =====

December 31, 2000, 1999 and 1998

   The average health care cost trend rate assumption significantly affects the amounts reported. For example, a 1% increase in this rate would increase the accumulated benefit obligation by $263,000, $214,000 and $280,000 at December 31, 2000, 1999 and 1998, respectively, and increase the net periodic cost by $37,000, $43,000 and $37,000 for the years ended December 31, 2000, 1999 and
1998, respectively. The postretirement benefit cost components for 2000 were calculated assuming average health care cost trend rates ranging up to 6.5% and grading to 5% in 2004 and thereafter.

401(k) Plan

   The Bank has a 401(k) plan (the "Plan") covering substantially all full-time employees. The Plan provides for employer matching contributions subject to a specified maximum, and also contains a profit-sharing feature which provides for contributions at the discretion of the Company. The Plan expense in 2000 and 1999 was matched through stock contributions under the ESOP. Amounts charged to operations for the years ended December 31, 2000, 1999 and 1998 were approximately $581,000, $535,000 and $514,000, respectively.

Employee Stock Ownership Plan

   The ESOP borrowed $41,262,000 from the Company and used the funds to purchase 3,438,500 shares of the Company's stock issued in the conversion. The loan has an interest rate of 8.25% and will be repaid over a 15-year period. The loan was issued on December 19, 1997. Shares purchased are held in a suspense account for allocation among the participants as the loan is paid. Contributions to the ESOP and shares released from the loan collateral will be in an amount proportional to repayment of the ESOP loan. Shares allocated will first be used for the employer matching contribution for the 401(k) plan with the remaining shares allocated to the participants based on compensation as described in the plan, in the year of allocation. The vesting schedule will be the same as the Bank's current 401(k) plan. Forfeitures from the 401(k) matching contributions will be used to reduce future employer 401(k) matching contributions while forfeitures from shares allocated to the participants will be allocated among the participants the same as contributions. There were 228,904 and 228,904 shares allocated in 2000 and 1999, respectively. The Company recorded compensation expense of $1,773,000, $2,790,000 and $4,020,000 for the ESOP for the years ended December 31, 2000, 1999 and 1998, respectively.

Recognition and Retention Plan

   The Company maintains the 1998 Recognition and Retention Plan (the "RRP") for the directors and officers of the Bank which was implemented in July 1998. The objective of the RRP is to enable the Company to provide officers, key employees and directors of the Bank with a proprietary interest in the Company as an incentive to contribute to its success. During 1998, the RRP purchased 1,719,250 shares of the Company or 4% of the common stock sold in the Conversion on the open market. These purchases were funded by the Bank. Awards vest at a rate of 20% per year for directors and officers, commencing one year from the date of award. Awards become 100% vested upon retirement, termination of employment due to death or disability or upon change of control. The Company recorded compensation expense of $6,313,000, $6,025,000 and $3,049,000 for the RRP for the years ended December 31, 2000, 1999 and 1998, respectively. The following table sets forth the activity in the RRP plan.

                               2000                1999                 1998
                         -----------------   ------------------  --------------------
                         Number   Weighted   Number   Weighted   Number     Weighted
                           of     Average      of     Average      of       Average
                         Shares    Price     Shares     Price    Shares      Price
-------------------------------------------------------------------------------------
Granted  ............     29,200   $17.86    18,200    $18.63   1,501,675    $20.25
Vested  .............    309,670    20.23   297,530     20.25      28,700     20.25
Forfeited ...........      2,370    20.25     5,325     20.25         --         --
Shares
   Available ........    177,870            204,700               217,575

Stock Option Plan

   The Company maintains the 1998 Stock Option Plan (the "Option Plan"). The Company has reserved for future issuance pursuant to the Option Plan 4,298,125 shares of common stock, which is equal to 10% of the common stock sold in the Conversion. Under the Option Plan, stock options (which expire ten years from the date of grant) have been granted to the directors and officers of the Bank. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to the fair market value of the stock at the date of the grant. Options will be exercisable in whole or in part over the vesting period. The options vest ratably over a five-year period. However, all options become 100% exercisable in the event the employee terminates his employment due to retirement, death or disability or upon change of control.

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

                                           2000          1999           1998

--------------------------------------------------------------------------------
                                         (000's omitted, except per share data)
Net income:
   As reported .......................  $  53,926     $   52,875     $   44,262
   Pro forma .........................     50,396         47,341         40,108
Earnings per share:
   As reported
   Basic .............................       1.61           1.40           1.06
Diluted ..............................       1.61           1.40           1.06
   Pro forma
   Basic .............................       1.50           1.25           0.97
Diluted ..............................       1.50           1.25           0.97

Stock Option Activity

   The following table sets forth stock option activity and the weighted average fair value of options granted.


                                        2000            1999           1998
--------------------------------------------------------------------------------
Options outstanding
   beginning of year ..........      3,046,000       3,056,000             --
Options granted ...............         45,000          91,000      3,056,000
Options exercised .............             --              --             --
Options forfeited .............        (13,200)       (101,000)            --
Options outstanding
   end of year ................      3,077,800       3,046,000      3,056,000
Remaining options available for
   grant under plan 1,220,325 .      1,252,125       1,242,125
Exercisable options end of year      1,258,400         626,200         70,000

Weighted average exercise
   price on exercisable
   options end of year ........          22.82           22.88          22.88
Weighted average fair value
   options granted ............     $     6.84      $     6.77         $ 8,34



   The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model using the following weighted average assumptions:


                                                2000        1999        1998
--------------------------------------------------------------------------------
Risk free interest rate ....................    5.50%       5.50%       5.21%
Expected dividend yield ....................    2.70%       2.70%       1.80%
Volatility .................................   30.42%      29.92%      35.57%
Expected life in years .....................       6           6           6


Supplemental Executive Retirement Plan

   In 1993, the Bank adopted a Supplemental Executive Retirement Plan (the "Executive Plan") for certain senior officers that provides for payments upon retirement, death or disability. The annual benefit is based upon annual salary (as defined) plus interest. Amounts charged to operations for the years ended December 31, 2000, 1999 and 1998 were approximately $407,000, $458,000 and
$436,000, respectively.

11. INCOME TAXES

   The provision for income taxes consists of the following:

                                                   2000      1999         1998
--------------------------------------------------------------------------------
                                                        (000's  omitted)
Current:
   Federal .................................     $22,790     $26,353     $21,299
   State ...................................       1,727       2,778       2,610
   City ....................................       1,801       2,776       2,676
                                                  26,318      31,907      26,585
Deferred ...................................       6,590       3,352       3,093
                                                 -------     -------     -------
                                                 $32,908     $35,259     $29,678
                                                 =======     =======     =======


   The following table reconciles the federal statutory rate to the Company's effective tax rate:

                                                      December 31, 2000
                                                  ---------------------------
                                                                Percentage of
                                                    Amount      Pretax Income

--------------------------------------------------------------------------------
                                                        (000's omitted)

Federal tax at statutory rate ..............       $ 30,392           35.0%
State and local income taxes ...............          2,565            3.0
Tax-exempt dividend income .................         (1,357)          (1.6)
Amortization of goodwill ...................          1,738            2.0
Other ......................................           (430)          (0.5)
     Income tax provision ..................       $ 32,908           37.9%
                                                   --------           ----
                                                   ========           ====


                                                      December 31, 1999
                                                  ---------------------------
                                                                Percentage of
                                                    Amount      Pretax Income
--------------------------------------------------------------------------------
                                                        (000's omitted)

Federal tax at statutory rate ..............       $ 30,847           35.0
State and local income taxes ...............          4,475            5.0
Tax-exempt dividend income .................         (1,425)          (1.6)
Amortization of goodwill ...................            318            0.4
Other ......................................          1,044            1.2
                                                   --------           ----
      Income tax provision .................       $ 35,259           40.0
                                                   ========           ====


                                                      December 31, 1998
                                                  ---------------------------
                                                                Percentage of
                                                    Amount      Pretax Income
--------------------------------------------------------------------------------
                                                        (000's omitted)

Federal tax at statutory rate ..............       $ 25,879           35.0
State and local income taxes ...............          2,837            3.8
Tax-exempt dividend income .................           (436)          (0.6)
Amortization of goodwill ...................            318            0.4
Other ......................................          1,080            1.5
                                                   --------           ----
      Income tax provision .................       $ 29,678           40.1
                                                   --------           ----


   The following is a summary of the income tax (liability) receivable at December 31, 2000 and 1999:

                                                     2000             1999

--------------------------------------------------------------------------------
                                                       (000's omitted)

Current taxes ..............................      $ (5,691)        $ (2,286)
Deferred taxes .............................        25,340           47,146
                                                  --------         --------
                                                  $ 19,649         $ 44,860
                                                  ========         ========

December 31, 2000, 1999 and 1998


   The components of the net deferred tax asset at December 31, 2000 and 1999 are as follows:


                                                              2000       1999
-------------------------------------------------------------------------------
                                                               (000's omitted)
Assets:
   Contribution to Foundation .........................     $ 5,537     $ 4,051
   Allowance for loan losses ..........................       5,868       5,991
   Postretirement benefit accrual .....................       1,984       1,935
   Non-accrual loans ..................................         517         634
   Deferred compensation ..............................         975       1,088
   ESOP shares ........................................       1,485       1,053
   Unrealized loss on AFS securities ..................       6,049      30,764
   Other ..............................................       8,969       6,532
                                                            -------     -------
        Total assets ..................................      31,384      52,048
                                                            -------     -------

Liabilities:
   Bad debt recapture under Section 593 ...............       1,250       1,666
   Pension plan and curtailment gain ..................       2,288       1,935
   Fixed asset tax basis adjustment ...................         662          --
   Bond discounts .....................................       1,115          51
   Other ..............................................         729       1,250
                                                            -------     -------
        Gross deferred tax liability ..................       6,044       4,902
                                                            -------     -------
        Net deferred tax asset ........................     $25,340     $47,146
                                                            =======     =======


   At December 31, 2000 and 1999, the deferred tax asset is included in other assets in the accompanying consolidated financial statements.

Bad Debt Deduction

   Through January 1, 1996, under Section 593 of the Internal Revenue Code, thrift institutions such as the Bank which met certain definitional tests, primarily relating to their assets and the nature of their business, were permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, was computed using an amount based on the Bank's actual loss experience (the "Experience Method"), or a percentage equal to 8% of the Bank's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the non-qualifying reserve. Similar deductions or additions to the Bank's bad debt reserve are permitted under the New York State Bank Franchise Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI Method was approximately 32% rather than 8%.

   Effective January 1, 1996, Section 593 was amended, and the Bank is unable to make additions to its federal tax bad debt reserve, is permitted to deduct bad debts only as they occur and is additionally required to recapture (that is, take into taxable income) over a six-year period, beginning with the Bank's taxable year beginning on January 1, 1996, the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987, or over a lesser amount if the Bank's loan portfolio has decreased since December 31, 1987. Such recapture requirements have been deferred for taxable years through December 31, 1997, as the Bank originated a minimum amount of certain residential loans based upon the average of the principal amounts of such loans originated by the Bank during its six taxable years preceding January 1, 1996. The recapture requirement amount for the year 2000 was $1,190,000.

   The New York State tax law has been amended to prevent a similar recapture of the Bank's bad debt reserve, and to permit continued future use of the bad debt reserve method for purposes of determining the Bank's New York State tax liability. This change also provides for an indefinite deferral of the recapture of the bad debt reserves generated for New York State purposes.

   The New York City tax law was also amended and is similar to the New York State tax law regarding bad debt reserves and provides for the indefinite deferral of the recapture of bad debt reserves generated for New York City purposes. Prior to the tax law changes mentioned above, for New York State and New York City purposes, the bad debt deduction was equal to a multiple of the federal bad debt deduction, which is approximately four times the federal amount.

State, Local and Other Taxes

   The Company files state and local tax returns on a calendar-year basis. State and local taxes imposed on the Company consist primarily of New York State franchise tax, New York City Financial Corporation tax, Delaware franchise tax and state taxes for an additional 30 states. These additional state taxes are attributable to the operation of SIB Mortgage Corp. and American Construction Lending Services, Inc. which have offices in these additional locations. The Company's annual liability for New York State and New York City purposes is the greater of a tax on income or an alternative tax based on a specified formula. Liability for other state taxes are determined in accordance with the applicable local tax code. The Company's liability for Delaware franchise tax is based on the lesser of a tax based on an authorized shares method or an assumed par value capital method; however, under each method, the Company's total tax will not exceed $150,000.

12. COMMITMENTS AND CONTINGENCIES AND
    RELATED PARTY TRANSACTIONS

   In the normal course of business, there are various outstanding commitments and contingent liabilities, such as standby letters of credit and commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. The Company uses the same policies in making commitments as it does for on-balance sheet instruments. No material losses are anticipated as a result of these transactions. The Company is contingently liable under standby letters of credit in the amount of $4,786,000 and $4,811,000 at December 31, 2000 and 1999, respectively. In addition, at December 31, 2000 and 1999, mortgage loan commitments and unused balances under revolving credit lines approximated $469,519,000 and $390,479,000, respectively. As of December 31, 2000 and December 31, 1999 the Mortgage Company had commitments to sell loans of $218.6 million and $70.5 million, respectively.

   Total operating rental commitments on branch offices and other facilities, which expire at various dates through May 2015, exclusive of renewal options, are as follows (000's omitted):


               2001 ........................... $ 2,467
               2002 ...........................   1,922
               2003 ...........................   1,481
               2004 ...........................   1,334
               2005 and thereafter.............   3,832
                                                -------
                                                $11,036
                                                =======

   Rental expense included in the statements of income was approximately $2,213,000, $1,648,000 and $768,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

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

   Demand deposits, savings accounts and certain money market deposits are valued at their carrying value. In the Company's opinion, these deposits could be sold at a premium based on management's knowledge of the results of recent sales of financial institutions in the New York City area.

Advances From Borrowers for Taxes and Insurance

   The carrying amount is a reasonable estimate of fair value.

Borrowed Funds

   Fair value is based on discounted contractual cash flows using rates which approximate the rates offered for borrowings of similar remaining maturities.

Loan Commitments

   Fair values for loan commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing, and are not significant since fees charged are not material.

   The estimated fair values of the Company's financial instruments are as follows:

                                                        December 31, 2000
                                                        -----------------
                                                   Carrying            Fair
                                                    Amount             Value
--------------------------------------------------------------------------------
                                                          (000's omitted)
Financial assets:
  Cash and due  from  banks ..............       $    92,103        $    92,103
  Federal funds sold .....................            12,000             12,000
  Securities  available for sale .........         1,888,946          1,888,946
  Loans ..................................         2,978,501          2,988,491
  Less--Allowance for loan losses ........           (14,638)           (14,638)
  Accrued interest  receivable ...........            30,905             30,905
Financial liabilities:
   Savings and demand deposits ...........         1,397,629          1,397,629
   Certificates of deposit ...............           947,584            948,650
   Borrowed funds ........................         2,241,011          2,277,774
   Advances from borrowers for
    taxes and insurance ..................            11,534             11,534
   Accrued interest payable ..............            26,969             26,969


                                                        December 31, 1999
                                                        -----------------
                                                   Carrying            Fair
                                                    Amount             Value
--------------------------------------------------------------------------------
                                                          (000's omitted)

Financial assets:
  Cash and due  from  banks ..............       $    80,998        $    80,998
  Federal funds sold .....................            20,400             20,400
  Securities  available for sale .........         1,963,954          1,963,954
  Loans ..................................         2,210,898          2,111,761
  Less--Allowance for loan losses ........           (14,271)           (14,271)
  Accrued interest  receivable ...........            24,731             24,731
Financial liabilities:
   Savings and demand deposits ...........         1,247,190          1,247,190
   Certificates of deposit ...............           573,043            573,230
   Borrowed funds ........................         2,049,411          2,069,770
   Advances from borrowers for
    taxes and insurance ..................            10,805             10,805
   Accrued interest payable ..............            16,485             16,485


14. STATEN ISLAND BANCORP, INC.

   The following condensed statements of financial condition as of December 31, 2000 and 1999, and condensed statements of income and cash flows for each of the years in the three-year

December 31, 2000, 1999 and 1998


period ended December 31, 2000 represent the parent-company-only financial information and should be read in conjunction with the consolidated financial statements and the notes thereto.

Condensed Statements of Financial Condition

                                                                  December 31,
                                                                  ------------
                                                              2000           1999
-----------------------------------------------------------------------------------
                                                                 (000's omitted)
Assets:
   Cash ..............................................     $   9,980      $   3,482
   Securities available for sale .....................       118,849        145,332
   Investment in Bank ................................       441,961        374,187
   ESOP loan receivable from Bank ....................        36,497         38,217
   Other assets ......................................        13,007         11,284
                                                           ---------      ---------
       Total assets ..................................     $ 620,294      $ 572,502
                                                           =========      =========

Liabilities:
   Loan payable to Bank ..............................     $  33,191      $      --
   Accrued interest and other liabilities ............         1,571          1,125
                                                           ---------      ---------
       Total liabilities .............................        34,762          1,125
Stockholders' equity:
   Common stock ......................................           451            451
   Additional paid in capital ........................       537,744        536,539
   Retained earnings
    (substantially restricted) .......................       291,345        251,315
   Unallocated ESOP shares ...........................       (32,962)       (35,709)
   Unearned RRP shares ...............................       (19,784)       (25,439)
   Less--Treasury stock (10,209,325 and
     6,436,689 shares at December 31, 2000
     and 1999, respectively), at cost ................      (188,321)      (121,149)
   Accumulated other comprehensive
     income (loss), net of taxes .....................        (2,941)       (34,631)
                                                           ---------      ---------
       Total stockholders' equity ....................       585,532        571,377
                                                           ---------      ---------
       Total liabilities and
          stockholders' equity .......................     $ 620,294      $ 572,502
                                                           =========      =========

Condensed Statements of Income
                                                              December 31,
                                          ------------------------------------------------
                                              2000                1999             1998
------------------------------------------------------------------------------------------
                                                           (000's omitted)
Income:
   Investment income ................     $      9,395      $     12,222      $      7,810
   Other interest income ............               41               172               287
   Interest income ESOP loan ........            3,101             3,236             3,464
   Other income .....................              386                76                --
   Loss on sale of investments ......             (590)           (5,555)             (646)
                                                12,333            10,151            10,915
Expenses:
   Interest expense .................            4,390             1,675               657
   Other expense ....................              348               483               598
   Income before taxes and equity in
       undistributed earnings of Bank            7,595             7,993             9,660
   Provision for income taxes .......            3,119             3,830             3,107
           Income before equity in
             undistributed earnings
             of Bank ................            4,476             4,163             6,553
Equity in undistributed earnings
   of Bank ..........................           49,448            48,712            37,709
                                          ------------      ------------      ------------
           Net income ...............     $     53,926      $     52,875      $     44,262
                                          ============      ============      ============


Condensed Statements of Cash Flows
                                                                                   December 31,
                                                             ------------------------------------------------
                                                                2000                    1999           1998
-------------------------------------------------------------------------------------------------------------
                                                                               (000's omitted)
Cash flows from operating activities:
   Net income .........................................      $ 53,926               $ 52,875       $  44,262
   Adjustments to reconcile net income
      to net cash provided by operating
      activities --
   Undistributed earnings of Bank .....................       (49,450)               (48,712)        (37,709)
   Amortization of bond and
     mortgage premium .................................            (2)                    74            (23)
   Loss on sale of available
     for sale securities ..............................           590                  1,737            646
   Decrease (increase) in accrued
     interest receivable ..............................            87                    171           (683)
   Decrease (increase) in
     other assets .....................................          (689)                    --          1,868
   (Decrease) increase in
     accrued interest payable .........................           447                    (13)         1,112
    Decrease (increase) in
     deferred income taxes ............................        (1,676)                 5,539          1,684
                                                             --------               --------       ---------
         Net cash provided by
           operating activities .......................         3,233                 11,671         11,157
                                                             --------               --------       ---------
Cash flows from investing activities:
    Decrease in investment in Bank ....................        20,000                 80,000             --
    Maturities of available for sale
     securities .......................................            --                  7,428             --
    Sales of available for sale
     securities .......................................        52,828                 66,205         99,627
    Purchases of available for sale
     securities .......................................       (18,538)              (272,711)
Principal collected on ESOP loan ......................         1,720                  1,584          1,461
                                                             --------               --------       ---------
         Net cash provided by
           (used in) investing
           activities .................................        56,010                 88,446       (171,623)
                                                             --------               --------       ---------
Cash flows from financing activities:
    Increase in borrowings ............................        33,191                     --             --
    Dividends paid ....................................       (18,764)               (16,974)       (10,347)
    Purchase of treasury stock ........................       (67,172)               (93,669)       (27,480)
                                                             --------               --------       ---------
    Net cash used in
     financing activities .............................       (52,745)              (110,643)       (37,827)
                                                             --------               --------       ---------
    Net increase (decrease)
     in cash and cash equivalents .....................         6,498                (10,526)      (198,293)
Cash and cash equivalents,
  beginning of year ...................................         3,482                 14,008        212,301
                                                             --------               --------       ---------
Cash and cash equivalents,
  end of year .........................................     $   9,980              $   3,482      $  14,008
                                                            =========              =========      =========


15. QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quar terly financial data for the years ended December 31, 2000 and 1999 is presented below:

                                             Fourth       Third         Second        First
                                             Quarter      Quarter       Quarter       Quarter
---------------------------------------------------------------------------------------------
2000:
     Interest income ..................     $ 91,654     $ 86,540      $ 84,204      $ 81,406
     Interest expense .................       55,193       53,150        49,073        45,704
     Net interest income ..............       36,461       33,390        35,131        35,702
     Provision for loan losses ........          611           12            11            18
     Service and fee income ...........        4,573        4,262         3,903         4,079
     Loan fees and gains ..............        9,096         8,329        5,580         4,309
     Securities transactions ..........          173          416         (934)         (224)
     Noninterest expense ..............       26,335       24,786       23,281        22,358
     Income before
     income taxes .....................       23,357       21,599       20,388        21,490
     Income taxes .....................        8,751        7,938        7,892         8,327
     Net income .......................       14,606       13,661       12,496        13,163
     Earnings per share--
       Basic ..........................         0.45         0.41         0.37          0.38
       Diluted ........................         0.45         0.41         0.37          0.38
     Dividends declared
       per common
       share  .........................         0.14         0.13         0.12          0.12
Stock price per
  common share--
     High .............................     21 15/16           20        18 1/8      18 15/16
     Low ..............................       17 5/8     16 13/16        15 5/8      15 13/16
     Close ............................       21 3/8           20        17 5/8        17 1/8


                                             Fourth       Third         Second        First
                                             Quarter      Quarter       Quarter       Quarter
---------------------------------------------------------------------------------------------
1999:
Interest income .......................    $ 77,033      $ 70,856     $ 66,840     $ 62,744
Interest expense ......................      40,538        36,266       32,533       29,727
Net interest income ...................      36,495        34,590       34,307       33,017
Provision (benefit)
  for loan losses .....................      (1,943)           30           11           59
Service and fee income ................       3,513         2,876        1,879        1,790
Loan fees and gains ...................       5,485         5,880        7,164        3,705
Defined benefit plan
  curtailment gain ....................       4,093            --           --           --
Securities transactions ...............      (6,452)          436          361          124
Noninterest expense ...................      22,612        21,440       21,240       17,679
Income before
  income taxes ........................      22,465        22,312       22,460       20,897
Income taxes ..........................       8,813         8,740        9,129        8,577
Net income ............................      13,652        13,572       13,331       12,320
Earnings per share--
  Basic ...............................         .38          .36          .35          .31
  Diluted .............................         .38          .36          .35          .31
  Dividends declared
    per common
    share .............................         .12          .11          .11          .10
Stock price per
    common share--
  High ................................     20 3/16        18 7/8      19 1/4     19 15/16
  Low  ................................     17 11/16       17 3/8      16 1/4     16 1/2
  Close  ..............................     18             18 13/16    18         17 3/16


16. SUBSEQUENT EVENT (UNAUDITED)

   Subsequent to December 31, 2000 the Company has merged ACLS into the Mortgage Company with ACLS operating as a division of the Mortgage Company. The impact of this event will not have a material effect on the operations of the Company.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and
Stockholders of Staten Island Bancorp, Inc.:

   We have audited the accompanying consolidated statements of financial condition of Staten Island Bancorp, Inc. (a Delaware corporation) and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Staten Island Bancorp, Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



/s/Arthur Andersen LLP
----------------------
Arthur Andersen LLP

New York, New
York January 22, 2001

CORPORATE INFORMATION
STATEN ISLAND BANCORP INC.

DIRECTORS

Harold Banks
Charles J. Bartels
James R. Coyle
Harry P. Doherty
William G. Horn
Denis P. Kelleher
Julius Mehrberg
John R. Morris
Kenneth W. Nelson
William E. O'Mara


DIRECTORS EMERITI

Elliott L. Chapin
Pio Paul Goggi
Dennis E. Knudsen
Edward F. Norton, Jr.
Edward F. Vitt
Raymond A. Vomero


OFFICERS OF STATEN
ISLAND BANCORP INC.

Harry P. Doherty
  Chief Executive Officer
James R. Coyle
  Chief Operating Officer
Edward Klingele
  Chief Financial Officer
Patricia A. Smith
  Corporate Secretary





CORPORATE OFFICE

15 Beach Street
Staten Island, New York 10304


ANNUAL MEETING

The annual meeting of stockholders will be held on May 10, 2001 at 10:00 a.m. at the Excelsior Grand, 2380 Hylan Boulevard, Staten Island, New York, 10306. Notice of the meeting and a proxy form are included with this mailing to shareholders of record as of March 12, 2001.

SI BANK & TRUST--
A Staten Island Bancorp Company

SENIOR OFFICERS

Harry P. Doherty
    Chairman and Chief Executive Officer

James R. Coyle
    President and Chief Operating Officer

John P. Brady
    Executive Vice President

Ira Hoberman
    Executive Vice President

Frank J. Besignano
    Senior Vice President

Donald C. Fleming
    Senior Vice President

Edward Klingele
    Senior Vice President

Deborah Pagano
    Senior Vice President




INVESTOR RELATIONS

Shareholders, analysts and others interested in additional information may contact:

Donald C. Fleming
Senior Vice President
15 Beach Street
Staten Island, New York 10304
(718) 556-6518
www.sibk.com

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

SIB INVESTMENT CORP.

Bernard Durnin
  President



STOCK LISTING

Staten Island Bancorp Inc.'s common stock is traded on the New York Stock Exchange (NYSE) under the symbol SIB.

 Shares outstanding as of January 1, 2001:
  34,920,987
Shareholders of record as of January 1, 2001:
  9,363

INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS
Arthur Andersen LLP
1345 Avenue of the Americas
New York, New York 10105

COUNSEL
The Law Firm of Hall & Hall
57 Beach Street
Staten Island, New York 10304

Elias, Matz, Tiernan & Herrick, LLP
734 15th Street N.W., 12th fl.
Washington, D.C. 20005

                                     page 36