Form 10-K, Exhibit 13
period 2001-12-31
STATEN ISLAND BANCORP INC
filed 2002-04-01
CIK 1042801

Exhibit 13


                          Staten Island Bancorp, Inc.
                        Tied to the Communities We Serve

                                      LOGO

2001 Annual Report


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


                                                                 [graphic-photo]

Corporate Profile: Staten Island Bancorp, Inc. ("SIB") was organized in 1997 and is the holding company for SI Bank & Trust (the "Bank"), a federally chartered, FDIC insured thrift institution, originally organized in 1864 under the name of Staten Island Savings Bank. Headquarted in Staten Island, New York, the Bank operates 17 full service branches and a trust department in Staten Island, New York, two branches in Brooklyn, New York, six branches in Ocean County, New Jersey, two branches in Monmouth County, New Jersey, three branches in Middlesex County, New Jersey and three branches in Union County, New Jersey.


[graphic-map with bank locations]

Staten Island, NY..........  17
Brooklyn, NY...............   2
Union, NJ..................   3
Middlesex, NJ.............    3
Monmouth, NJ..............    2
Ocean, NJ.................    6

SI Bank & Trust also has a mortgage-banking subsidiary: SIB Mortgage Corp., d/b/a Ivy Mortgage. The principal business of the Bank consists of attracting deposits from consumers and businesses in its market area and originating consumer, residential, multi-family and commercial real estate loans, as well as other business loans.

Staten Island Bancorp, Inc.'s common stock is publicly traded on the New York Stock Exchange under the symbol "SIB."

[graphic-graph depicting Total Assets (billions of dollars)]
[graphic-graph depicting Total Loans (billions of dollars)]
[graphic-graph depicting Total Deposits (billions of dollars)]

Financial Highlights
Record Earnings At or For the Years Ended December 31,
(dollars in thousands, except per share data)         2001             2000           1999
------------------------------------------------------------------------------------------------
Operations Data
     Net interest income                        $     162,405    $     140,684    $     138,409
     Provision (benefit) for loan losses                8,757              652           (1,843)
     Total other income                               128,484           43,562           30,853
     Total other expenses                             168,570           96,760           82,971
     Income before provision for income taxes         113,562           86,834           88,134
     Provision for income taxes                        43,483           32,908           35,259
     Net income                                        70,079           53,926           52,875
------------------------------------------------------------------------------------------------
Financial Condition Data
     Total assets                               $   5,993,446    $   5,240,864    $   4,489,314
     Loans receivable, net                          2,806,619        2,847,660        2,150,039
     Loans held for sale, net                       1,187,373          116,163           46,588
     Securities available for sale, net             1,528,639        1,888,946        1,963,954
     Deposits                                       2,901,328        2,345,213        1,820,233
     Borrowed funds                                 2,451,762        2,241,011        2,049,411
     Stockholders' equity                             552,196          585,532          571,377
     Non-accruing assets                               16,320           10,669           13,361
     Net loan charge-offs                               3,354            1,132              503
     Allowance for loan losses                         20,041           14,638           14,271
------------------------------------------------------------------------------------------------
Selected Financial Ratios
     Stockholders' equity to total assets                9.21%           11.17%           12.73%
     Tangible equity to assets                           8.22            10.09            13.01
     Total risk-based capital                           14.36            18.77            25.58
     Net interest margin                                 3.10             2.99             3.50
     Interest rate spread                                2.50             2.22             2.60
     Return on average assets                            1.24             1.09             1.28
     Return on average equity                           12.27             9.61             8.44
     Efficiency ratio                                   56.05            49.41            47.70
     Non-accruing assets to total assets                 0.27             0.20             0.30
------------------------------------------------------------------------------------------------
Per Share Data
     Basic earnings                             $        1.16 $           0.80 $           0.70
     Diluted earnings                                    1.15             0.80             0.70
     Tangible book value                                 7.89             7.49             7.19
     Market value                                       16.31            10.69             9.00
     Cash dividends paid                                 0.32             0.26             0.21
------------------------------------------------------------------------------------------------
Selected Cash Ratios
     Cash return on average assets                       1.45%            1.30%            1.46%
     Cash return on average equity                      14.29            11.49             9.64
     Cash earnings per share:
       Basic                                    $        1.36 $           0.96 $           0.80
       Diluted                                           1.34             0.96             0.80


To Our Shareholders:

Since going public in December 1997, we have reported on our success in both expanding our Company and increasing shareholder value by increasing earnings per share. We are pleased to report to you that our results for the year 2001 allow us to continue that message.

In last year's annual report to shareholders we noted that we had undertaken two major initiatives to position the Company for growth and enhanced revenues. These initiatives consisted of expanding the retail bank franchise into the State of New Jersey and expanding the geographic coverage and loan origination volume of our mortgage company, SIB Mortgage Corp., while restructuring it for more efficient and profitable operations. During the year 2001, both initiatives produced very impressive results as Staten Island Bancorp, Inc. achieved another year of record earnings.

The onset of a recession in the spring of 2001 in conjunction with eleven rate cuts by the Federal Reserve brought the Fed Funds rate to below 2%, its lowest level in forty years. These rate reductions resulted in considerable decreases in the Company's cost of funds and stimulated significant increases in residential lending volumes. Another positive outcome was the record level of deposit growth and the decline in our cost for deposits.

The tragic events of September 11th not only exacerbated the declining economy, but sent shockwaves throughout the communities in which we live and work, as friends, neighbors and business associates were lost. The way in which our staff responded to this tragedy depicts the true spirit of community banking, which we will discuss later in this report.

Our Financial Results

Our financial performance for the year ended December 31, 2001 was truly remarkable. The Company reported an increase in net income of 43.8% over prior year's earnings on a diluted per share basis. Net income was $70.1 million or $1.15 per diluted share as compared to $53.9 million or $0.80 per diluted share for the year ended December 31, 2000. We also significantly surpassed all of Wall Street's consensus EPS estimates.

Our interest margin improved to 3.31% as of December 31, 2001. The widening margin was primarily due to a reduction in our cost of funds from an average of 5.29% for the fourth quarter of 2000, to 4.06% for the fourth quarter of 2001. While the average cost of funds declined by 123 basis points, the average yield on earning assets declined by only 63 basis points. A combination of factors that included strong deposit growth in a lower interest rate environment, the rollover of borrowed funds at a significantly lower cost and an increase in higher yielding loans generated by the mortgage company and retained for portfolio, all contributed to the improvement in the net interest margin.
Total assets increased by 14.4% and reached a record $6 billion at year-end 2001. Asset growth was driven by an increase in loans held for sale of $1.1 billion and was funded through an increase in retail deposits and to a lesser extent, borrowings. We also took advantage of the lower rate environment to restructure our portfolio and address our asset/liability objectives by selling long-term fixed rate loans in our portfolio as well as newly originated lower rate, long-term loans.

While the efficiency ratio for the Company was 56.1% in 2001, we were very encouraged by the trend of this ratio for both the Bank and SIB Mortgage. The efficiency ratio for the Bank remained stable while the efficiency ratio for SIB Mortgage was reduced from 104.8% to 78.2% during the same period.

[graphic-photo of James R. Coyle
President and Chief Operating Officer]

[graphic-photo ofHarry P. Doherty
Chairman and Chief Executive Officer]

o Assets reached $6 billion
o SIB Mortgage expansion into 42 states
o 43.8% growth in diluted EPS
o Market capitalization exceeded $1 billion
o Loan production of $4.9 billion
o Two-for-one stock split
o Deposit growth of 23.7%
o Completed seventh stock repurchase plan




In addition to the positive trend in the efficiency ratio for the Bank and SIB Mortgage is the fact that our overall corporate overhead ratio, which is measured by non-interest expense less non-interest income divided by net interest income, was 24.6% in 2001. This places us in the highest performing categories within our peer group.

While the Company has traditionally relied on borrowings to fund asset growth since going public, during 2001 we were able to reduce our level of borrowings as a percent of total assets from 42.8% to 40.9% due to stronger retail deposit growth. In addition, the weighted average cost of borrowings decreased by 164 basis points as approximately 64% of generally higher rate borrowings rolled-over and were re-priced in the lower rate environment in 2001. Loan growth was also funded, in part, through a reduction in the securities portfolio from $1.9 billion to $1.5 billion.

Total stockholders' equity equaled $552.2 million or 9.2% of total assets at December 31, 2001. Return on stockholders' equity improved to 12.27% from 9.61% for the year 2000. Our market capitalization increased from $746 million at December 31, 2000 to $1.02 billion at December 31, 2001.

Effective use of stock buybacks continued throughout 2001. We began our eighth buyback program on November 30, 2001 and by year-end 2001 we had repurchased a total of 30.8% of our common stock since the initial public offering in December 1997. On November 19, 2001 the Company effected a 2 for 1 stock split in the form of a dividend. This was our first split since going public and was initiated in order to provide increased market liquidity for our common stock.

Our Lending Activity

Once again the Company achieved record loan volumes with over $4.9 billion in originations, primarily driven by the successful expansion of the Company's mortgage subsidiary, SIB Mortgage Corp. In total, the Company's loan sales equaled $3.2 billion. SIB Mortgage Corp. achieved extraordinary growth in loan originations, from $760 million in 2000 to $4.0 billion in 2001. Even with the recession, home purchases and refinancing remained strong due to the favorable interest rate environment. The growth in volume was accomplished through the success of the five new offices added in 2000, and further expansion throughout 2001 in an additional 15 states, bringing our total geographic coverage to 42 states. With these new offices fully operational for the entire year, we believe SIB Mortgage should maintain origination volumes throughout 2002, even if refinancing slows down as the year progresses. As of December 31, 2001, SIB Mortgage had $1.2 billion of loans in process.

The majority of SIB Mortgage's loan production is sold in the secondary market. However, during 2001 the Bank retained $119 million of SIB Mortgage's higher yielding Alt-A loans production as part of a balance sheet management strategy.

For the year ended December 31, 2001, SIB Mortgage generated net income for us of $13.5 million, or $0.22 to our earnings per share. We are confident that SIB Mortgage will continue its strong contribution to the Company's net income as we continue to create efficiencies in operations and achieve the potential each of the new offices has to offer.

The strength of our core lending activities in and around the markets served by our branch network is reflected in the Bank's record $912.3

[graphic-graph depicting Earnings Per Share (dollars)]

[graphic-photo L. to R. Harry Doherty, Ralph Picarillo, James Coyle and Richard Payne discuss SIB Mortgage's activity]


                "...SIB Mortgage generated net income for us of
              $13.5 million, or $0.22 to our earnings per share."


million of residential and commercial loan originations. The Bank's residential lending volumes are supported by a strong wholesale broker program, which accounts for about 80% of total business. The success of this program centers on a staff dedicated to the highest quality of service for our broker members and their clients. The availability of loan specialists for retail customers is also an added benefit to those customers that choose to deal directly with the Bank.

Our reputation for service quality and product flexibility in the delivery of loan products enables us to maintain a significant share of the competitive market around our branch locations. In addition, we are constantly evaluating ways in which we can capitalize on the opportunities presented in our relatively new markets in the State of New Jersey. The modification and introduction of our home equity products in the State of New Jersey will enable us to further extend our relationship in consumer households and provide a valuable source of funds for our retail and small business customers.

While single-family residential lending has been the backbone of our portfolio, our efforts to expand our commercial loan portfolio continue to be successful even though activities slowed in some segments of our portfolio due to the recession. In 2001, we were able to increase our commercial real estate portfolio through the origination of $325 million in loans. We understand that done properly, commercial and business loans provide an excellent source of higher yielding, interest rate sensitive assets as well as strong sources of fee income. In addition, our approach to relationship lending in our branch markets enables us to acquire the personal and trust business of our business customers and their employees.

With the type of loan growth we have experienced, and continue to experience, it is natural to evaluate credit quality, particularly during a recession year. During the year we increased our loan loss reserve with a provision for potential loan losses of $8.8 million in 2001 as compared to $652 thousand in 2000. The increase in the provision was due to several factors, including the changing mix of the portfolio as we retained higher yielding Alt-A loans from SIB Mortgage and increased originations of construction loans, primarily for single-family homes. Our reserve coverage ratio amounted to 132.8% of non-accruing loans at December 31, 2001 and the allowance for loan losses to total loans amounted to 0.50%. The percentage of non-accrual loans to total assets increased slightly to 0.27%, however given the expansion of the portfolio and the recent economic environment, asset quality remains very strong.

Our Deposit Activity

As noted earlier, entering 2001 we were positioned for significant deposit growth opportunities, having acquired a total of 11 branch locations in the State of New Jersey in the prior year. We also continued our expansion in Brooklyn, New York, following the late 2000 opening of our second branch location in that county. We couldn't be more pleased with the results--by year-end 2001 total deposits rose to $2.9 billion, an increase of $556.1 million or 23.7%, with core deposits increasing to 62.6% of the total deposit base.

In New Jersey, we increased the deposit base by approximately 45% and deposits in our Brooklyn, New York markets increased by over 50%. These increases were accomplished through the introduction of a relationship money market account that is linked to a checking account, on-line banking, a Visa Check Card, bank-by-phone and other services. These

[graphic-photo of Janet Valenza, branch manager (l) Mary Pat Parnaby, vice president (seated) and Deborah Pagano, senior vice president (r), meet with the student officers of "Kids Own Bank" in Mrs. Reischer's (2nd r) class at the Bezalel Yeshiva in Lakewood, NJ.]

[[graphic-photo of Elizabeth Dubovsky, executive director, SI Bank & Trust Foundation (r) and Marlene Blum, vice president, SI Bank & Trust (2nd r) visit with Liberta Macco and Nick Lettiere in the new kitchen for Meals on Wheels of Staten Island, partially funded by the Foundation]



6


[graphic-photo of L. to R. Ira Hoberman, Donald Fleming, James Coyle, Deborah Pagano and Frank Besignano review branch expansion opportunities]


[graphic-graph depicting  Total other income (millions of dollars)]

"...entering 2001 we were positioned for significant deposit growth opportunities..."

results were enhanced by extensive staff development programs and aggressive marketing and business development activities.

In our core market of Staten Island, we continue to maintain market share of approximately 29% of total deposits. We believe our ability to retain such a significant market share demonstrates the effectiveness of our retail and business banking strategies, which center on the delivery of state-of-the art services with the highest quality of personal service. Our goal is to remain responsive to the shifts in customer needs and banking patterns. For example, in the fourth quarter, we converted our PC banking customers from a software-based application to the Internet. Our on-line banking and bank-by-phone services each provide bill-payment capabilities along with inquiry and account transfer transactions. The on-line banking service for businesses was also upgraded to include wire transfers and automated clearing house (ACH) transactions.

As mentioned toward the beginning of this report, our low cost of deposits is a major strength of our balance sheet. Approximately 17% of deposits are non-interest bearing checking accounts, reflecting the large business account segment of this base. The weighted average cost of our deposits was 2.58% at December 31, 2001.

As we enter 2002, approximately $833 million in time deposits with a weighted average rate of 4.02% will be available for renewal, of which $300 million with a weighted average rate of 4.18% is due in the first quarter. Given the current rate environment, we expect to continue to realize a reduction in our cost of deposits.

As the year 2001 ended, we were in the process of opening an additional four branches in New Jersey, expanding our network to fifteen across four counties in the state. We anticipate continued success in these new markets as well as further business generation in the 11 branches that were operating at the end of 2001.

Our Non-Interest Income Grows

We have always considered the over 100,000 households we serve as an excellent source of potential for fee-based products. In 2001, we increased non-interest income from this base by approximately $2.5 million, primarily due to an increase in the size of the account base, expanded use of fee-based services such as the Visa Check Card and an increase in the fees for certain services.

The efforts to grow our Trust and Investment Department are also producing excellent results. Assets under management have increased to $289 million, while revenue has doubled. Aggressive business development efforts in our core and new markets as well as the continuation of the highest levels of service are factors associated with this continued growth.

Our Community Service

Each year we share the community activities of our board, officers and staff with you because we believe that these activities are at the core of our position as a community bank. This has never been more evident than this past year. The tragic events of September 11th caused us to deploy all of our available volunteer resources in an effort to help the victims' families and rescue efforts in various ways. Unfortunately, nearly 300 victims lived on Staten Island and countless others lived in the New Jersey and Brooklyn communities we serve. We have never been more proud of our staff for their volunteerism. For example, our branches served as collection points for the entire community when food and

[graphic-photo of L. to R. John Brady, Harvey Singer and Edward Klingele discuss asset mix strategies]


       "We know that the strength of our Company is tied to the strength of the communities in which we serve..."


clothing was needed at the rescue site, and employees volunteered for the delivery of those items to their required destination.

Also, in partnership with the SI Bank & Trust Foundation we participated in a major fundraising effort for three relief organizations. Once again we designated our branches as collection points for cash donations by the community-at-large, and the Foundation matched these donations within prescribed guidelines. In total, over $1 million was donated through this program.

Despite the considerable time, emotion and effort dedicated to this unprecedented tragedy by our staff, the spirit of volunteerism of our staff is also reflected by their support of other not-for-profit agencies as well. Each year, a significant number of our employees donate their time, money and talent to hundreds of local agencies in various ways. We continue to support programs such as the Newspaper in Education which reaches thousands of children and fundraising events for organizations like the March of Dimes, YMCA, Richmondtown Historical Society and Snug Harbor Cultural Center.

While we have always considered the support of civic and charitable needs an integral part of doing business in our communities, in the wake of September 11th we realized that at times we do it simply because it is the right thing to do. In closing we entered 2001 positioned for solid growth and equally solid returns for our shareholders. None of the results we achieved would be accomplished without good employees. We will maintain our focus of retaining and attracting employees that can help us successfully expand in new markets and continue to produce superior results for our shareholders.

We also recognize the challenges that lie ahead, as the pace and strength of economic recovery is uncertain. We know that the strength of our Company is tied to the strength of the communities in which we serve, and that we bring value to those communities through the products and services we offer, as well as through the employees serving our customers.

On behalf of the Board of Directors, management and staff, we thank you for your confidence and continued support as we face these challenges with the ongoing objective of building long-term shareholder value paramount in our planning and decision making.


/s/James R. Coyle                          /s/Harry P. Doherty
-----------------                          -------------------
James R. Coyle                             Harry P. Doherty
President and Chief Operating Officer      Chairman and Chief Executive Officer

Staten Island Bancorp, Inc. and Subsidiary
Selected Consolidated Financial and Other Data


The following selected historical financial data for the five years ended December 31, 2001 is derived in part from the audited financial statements of Staten Island Bancorp, Inc. (the "Company"). The selected historical financial data set forth below should be read in conjunction with the historical financial statements of the Company, including the related notes included elsewhere herein. All per share amounts have been adjusted for the two-for-one stock split in the year 2001.

                                                                                 December 31,
                                              ------------------------------------------------------------------------------------
(000's omitted, except share data)                  2001             2000             1999              1998            1997
                                              -------------    -------------   --------------     -------------    ------------
Selected Financial Condition Data:
Total assets                                  $   5,993,446    $   5,240,864   $    4,489,314     $   3,776,947    $  2,651,170
Securities available for sale, net                1,528,639        1,888,946        1,963,954         2,029,041       1,350,467
Loans receivable, net                             2,806,619        2,847,660        2,150,039         1,457,058       1,082,918
Loans held for sale, net                          1,187,373          116,163           46,588            77,943            --
Intangible assets(1)                                 58,871           62,447           15,432            17,701          18,414
Deposits                                          2,901,328        2,345,213        1,820,233         1,729,061       1,623,652
Borrowings                                        2,451,762        2,241,011        2,049,411         1,344,517         250,042
Stockholders' equity                                552,196          585,532          571,377           669,042         685,886
Tangible book value per share                          7.89             7.49             7.19              7.45            7.40
Common shares outstanding                        62,487,286       69,841,974       77,387,246        87,409,624      90,260,624

                                                                          For the Year Ended December 31,
                                              ------------------------------------------------------------------------------------
Selected Operating Data:                             2001             2000             1999              1998            1997
                                              -------------    -------------   --------------     -------------    ------------
Net interest income                           $     162,405    $     140,684   $      138,409     $     121,072    $     86,755
Provision (benefit) for loan losses                   8,757              652           (1,843)            1,594           6,003
Other income                                        128,484           43,562           30,853            10,380           7,454
Charitable contribution to
  SI Bank & Trust Community Foundation                 --               --               --                --            25,817
Other expenses                                      168,570           96,760           82,971            55,918          42,908
Income tax expense                                   43,483           32,908           35,259            29,678           4,932
Net income                                           70,079           53,926           52,875            44,262          14,549
Earnings (loss) per share fully diluted       $        1.15    $        0.80   $         0.70     $        0.53    $      (0.15)(3)
Cash dividends paid per share                 $        0.32    $        0.26   $         0.21     $        0.12    $         --
     At or For the Year Ended December 31,


Key Operating Ratios:                                2001             2000             1999              1998            1997
                                              -------------    -------------   --------------     -------------    ------------
Performance Ratios:(2)(3)
  Return on average assets                             1.24%            1.09%            1.28%             1.45%        0.70%
  Return on average equity                            12.27%            9.61%            8.44%             6.39%        7.79%
  Average interest-earning assets
  to average interest-bearing liabilities            114.92%          117.83%          125.65%           139.98%      118.70%
  Interest rate spread(4)                              2.50%            2.22%            2.60%             2.93%        3.82%
  Net interest margin(4)                               3.10%            2.99%            3.50%             4.13%        4.39%
  Non-interest expenses, exclusive of
  amortization of intangible assets,
  to average assets                                    2.89%            1.85%            1.93%             1.76%        1.96%
Asset Quality Ratios:
  Non-accruing assets to total assets
  at end of period(5)                                  0.27%            0.20%            0.30%             0.45%        0.83%
  Allowance for loan losses to
  non-accruing loans at end of period                132.78%          149.74%          114.40%           102.37%       73.69%
  Allowance for loan losses to total
  loans at end of period                               0.50%            0.49%            0.65%             1.07%        1.42%
Capital Ratios:
  Average equity to average assets(3)                 10.11%           11.35%           15.17%            22.64%        8.96%
  Tangible equity to assets at end of period           8.22%           10.09%           13.01%            16.84%       24.78%
  Total capital to risk-weighted assets               14.36%           18.77%           25.58%            35.93%       59.62%


(1) Consists of excess of cost over fair value of net assets acquired ("goodwill"), core deposit intangibles and loan servicing assets which amounted to $52.9 million, $2.4 million and $3.6 million, respectively, at December 31, 2001.
(2) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods.
(3) The conversion proceeds were received on December 22, 1997 and have been reflected in the performance and other ratios as of that date. Per share information for 1997 is since conversion.
(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) Non-accruing assets consist of non-accrual loans and real estate acquired through foreclosure or by deed-in-lieu thereof.

Staten Island Bancorp, Inc. and Subsidiary
Management's Discussion and Analysis of Financial Condition and Results of Operations



General. The following discussion is intended to assist in understanding the financial condition and results of operations of Staten Island Bancorp, Inc. (the "Company"). The information contained in this section should be read in conjunction with the Financial Statements and the accompanying Notes to Financial Statements and the other sections contained in this Annual Report.

The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision or benefit for loan losses, the level of its non-interest income, the largest portion of which is composed of gains on the sales of loans by the Company's mortgage-banking subsidiary, SIB Mortgage, Corp. and expenses and income tax expense.

Asset and Liability Management. The principal goal of the Company's interest rate risk management is to minimize the potential of adverse effects of material and prolonged increases or decreases in interest rates on the Company's results of operations. The Company evaluates the inherent interest rate risk in certain balance sheet accounts in an effort to determine the acceptable level of interest rate risk exposure based on the Company's business plan, operating environment, capital, liquidity requirements and performance objectives. The Board of Directors sets limits for earnings at risk and the net portfolio value ("NPV") ratio in order to reduce the potential vulnerability of the Company's operations to changes in interest rates. The Company's Asset and Liability Management Committee ("ALCO") is comprised of members of the Company's management under the direction of the Board of Directors. The purpose of the ALCO is to coordinate asset and liability management consistent with the Company's business plan and Board approved policies and limits. The ALCO establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The ALCO generally meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits compared to current projections pursuant to "gap analysis" and income simulations. At each meeting, the ALCO recommends appropriate strategy changes based on such review which are then reported to the Board of Directors.

Market Risk. The Company's primary market risk is interest rate volatility due to the potential impact on net interest income and the market value of all interest-earning assets and interest-bearing liabilities. The Company is not subject to foreign exchange or commodity price risk and the Company does not own any trading assets. The real estate loan portfolio of the Company is concentrated primarily within the New York metropolitan area, making it subject to the risks associated with the local economy.

Interest Rate Sensitivity.

Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent by which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 2001, the ratio of the Company's one-year interest rate gap to total assets was a positive 10.7% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 130.9%.

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

To measure earnings at risk, ALCO makes extensive use of an earnings simulation model in the formation of its interest rate risk management strategies. The model uses management assumptions concerning the repricing of assets and liabilities, as well as business volumes projected under a variety of interest rate scenarios. These scenarios incorporate interest rate increases of 200 basis points and decreases of 100 basis points over a twelve-month period.

Management's assumptions for prepayments in the loan portfolio and pricing of the Company's deposit products are based on management's review of past behavior of the Company's depositors and borrowers in response to changes in both general market interest rates and rates offered by the Company's savings bank subsidiary, SI Bank & Trust (the "Bank"). These assumptions represent management's estimates and do not necessarily reflect actual results.

At December 31, 2001, based on this model, the Company's potential earnings at risk due to a gradual 200 basis point rise or a gradual 100 basis point decline in market interest rates over the next twelve months was a 11.8% decrease in projected net income for the year 2002 in a rising rate environment and a 22.2% increase in projected net income, for the year 2002 in a declining rate environment. The change in earnings in the different rate environments is primarily due to the projected change in the level of loan originations at SIB Mortgage Corp. and the change in spreads on loan sales in the different rate environments.

Management has included all financial instruments and assumptions which are expected to have a material effect in calculating the Company's potential net income. These measures of risk represent the Company's exposure to interest rate movements at a particular point in time. The ALCO monitors the Company's risk profile on a quarterly basis, or as needed, to monitor the effects of movement in interest rates and also any changes or developments in the Company's core business.

The Company also reviews the market value of portfolio equity ("NPV") which is defined as the net present value of an institution's existing assets, liabilities and off balance sheet instruments on a quarterly basis. The Office of Thrift Supervision ("OTS") monitors the Bank's interest rate risk through this calculation, which they prepare quarterly, based on data provided by the Bank. In addition, the Company prepares its NPV calculation based on its own assumptions which could vary from those used by the OTS. The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2001 based on the information and assumptions set forth in the notes below.

                                                          Four to       More than        More than
                                         Within Three     Twelve      One Year to     Three Years to     Over Five
                                           Months         Months      Three Years       Five Years        Years          Total
                                       -----------    -----------     -----------     -----------     -----------    -----------
                                                                             (000's omitted)
Interest-earning assets:
Loans receivable(1)(2):
  Mortgage loans:
    Fixed rate                         $    95,702    $   244,965     $   430,078     $   238,851     $   261,646    $ 1,271,242
    Adjustable rate                      1,471,691        331,490         443,680         168,059         181,323      2,596,243
  Other loans                               26,465          9,251          22,396          18,248          28,500        104,860
Securities:
  Non-mortgage(3)                          107,195          4,992          38,024          21,494         255,286        426,991
  Mortgage-backed fixed rate(4)             86,932        230,932         295,315         172,220         170,444        955,843
  Mortgage-backed adjustable rate(4)        16,163         36,833          45,149          43,163           1,391        142,699
Other interest-earning assets               38,000           --              --              --              --           38,000
                                       -----------    -----------     -----------     -----------     -----------    -----------
  Total interest-earning assets          1,842,148        858,463       1,274,642         662,035         898,590      5,535,878
Interest-bearing liabilities:
  Deposits
    NOW/escrow accounts(5)                  12,288         36,864          45,167          11,956          26,569        132,844
    Savings accounts(5)                     36,891        110,674         225,687         147,565         347,211        868,028
    Money market deposit accounts(5)        69,235        207,706          38,561          18,404          16,652        350,558
    Certificates of deposit                301,290        532,935         183,997          56,493           9,185      1,083,900
  Other borrowings                         336,268        418,200         853,370         445,898         398,026      2,451,762
                                       -----------    -----------     -----------     -----------     -----------    -----------
  Total interest-bearing liabilities       755,972      1,306,379       1,346,782         680,316         797,643      4,887,092
                                       ===========    ===========     ===========     ===========     ===========    ===========
Excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities           1,086,176       (447,916)        (72,140)        (18,281)        100,947        648,786
                                       ===========    ===========     ===========     ===========     ===========    ===========
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities         $ 1,086,176    $   638,260     $   566,120     $   547,839     $   648,786
                                       ===========    ===========     ===========     ===========     ===========
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities as a
  percent of assets                          18.12%         10.65%           9.45%           9.14%         10.82%
                                       ===========    ===========     ===========     ===========     ===========


(1) Adjustable-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due. Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments in the current rate environment and loans held for sale are included in the time period they are expected to be sold.
(2) Balances have been reduced for non-accruing loans, which amounted to $15.1 million at December 31, 2001.
(3)  Based on contractual maturities.
(4)  Reflects estimated prepayments in the current interest rate environment.
(5) Although the Company's NOW accounts, passbook savings accounts and money market deposit accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates used on these accounts are based on the latest available OTS assumptions and should not be regarded as indicative of the actual withdrawals that may be experienced by the Company. If all of the Company's NOW accounts, passbook savings accounts and money market deposit accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $239.5 million or 4.0% of total assets.

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

Changes in Financial Condition

General. The Company recorded assets of $6.0 billion at December 31, 2001 and $5.2 billion at December 31, 2000. The asset growth of $752.6 million or 14.4% was driven by a record level of new originations of residential single-family mortgage loans at the Bank's mortgage banking subsidiary, SIB Mortgage Corp., d/b/a "Ivy Mortgage" ("Ivy Mortgage" or the "Mortgage Company"). As a result of the loan origination volume at the Mortgage Company, loans held for sale, net, increased by $1.1 billion from December 31, 2000 to $1.2 billion at December 31, 2001. The source of funding for asset growth during 2001 was a $556.1 million increase in deposits, a $210.8 million increase in borrowed funds and a $360.3 million decrease in the securities portfolio.

Cash and Cash Equivalents.

Cash and cash equivalents, which consists of cash and due from banks, money market accounts, other interest-bearing deposits and federal funds sold amounted to $154.8 million at December 31, 2001 compared to $104.1 million at December 31, 2000.

Loans. The Company's net loan portfolio, inclusive of loans held for sale, increased $1.0 billion to $4.0 billion at December 31, 2001. This increase was due to record loan originations of $4.9 billion of which $4.0 billion were originations by the Mortgage Company. The originations were partially offset by loan sales of $3.2 billion of which $2.9 billion were loan sales at the Mortgage Company. The Bank had loan sales of $314.0 million which consisted primarily of new loan originations with longer terms and fixed rates of interest. The Bank also retained for its own portfolio $119.9 million in relatively higher yielding adjustable-rate loans originated by the Mortgage Company. Loan demand continued to be primarily for one to four family residential loans, however, the Bank also had $427.1 million in commercial real estate and construction loan originations in 2001. The record growth in loan originations was driven by the low interest rate environment resulting in a record number of refinance transactions and the geographic expansion of the Mortgage Company into 15 additional states. The Bank continued its business development efforts to increase residential loan originations by working closely with local mortgage brokers and adding a residential loan originator to its staff. The commercial lending area continued its expansion into the State of New Jersey and increased its presence in the local market.

Securities.

Securities amounted to $1.5 billion or 25.5% of assets at December 31, 2001 compared to $1.9 billion or 36.0% of assets at December 31, 2000. The decrease of $360.3 million or 19.1% was due to amortization, prepayments and maturities of $494.3 million and sales of $212.3 million. These two decreases were partially offset by purchases of $337.0 million of which $207.7 million were mortgage-backed securities and CMOs issued by U.S. government agencies. The net decrease in the securities portfolio is consistent with management's strategy to reallocate cash flows from the securities portfolio into higher yielding loans. All of the Company's securities were classified as available for sale at both December 31, 2001 and 2000.

Deposits.

Deposits increased $556.1 million or 23.7% to $2.9 billion at December 31, 2001 compared to $2.3 billion at December 31, 2000. The increase was driven by growth in our new markets, primarily the State of New Jersey, with the introduction of a new money market account to compete with brokerage firms and to develop core banking relationships. The increase of $556.1 million was due to an increase of $208.2 million in money market accounts, an increase of $107.8 million in savings accounts, an increase of $83.2 million in demand deposits, an increase of $76.3 million in retail certificates of deposit, an increase of $20.7 million in NOW accounts and an increase of $60.0 million in brokered certificates of deposit ("CDs").

Core deposits, which consist of savings, money market, NOW and demand deposits, totaled $1.8 billion or 62.6% of deposits at December 31, 2001 compared to $1.4 billion or 60.0% of total deposits at December 31, 2000. The Bank expanded its business development efforts in 2001 to retain current and obtain new commercial business relationships. The Company believes that its business development efforts, along with quality customer service, will enable the Bank to maintain its high ratio of demand deposits and strong core deposit base.

Borrowed Funds.

The Company's borrowings at December 31, 2001 were $2.5 billion or 40.9% of assets compared to $2.2 billion or 42.8% of assets at December 31, 2000, which represents an increase of $210.8 million or 9.4%. The Company utilized borrowings in 2001 primarily to fund the growth of higher yielding loans held for sale at the Mortgage Company. The borrowings consist of reverse repurchase agreements with the Federal Home Loan Bank ("FHLB") and nationally recognized brokerage firms, advances from the FHLB which are secured by the one to four family residential loan portfolio, overnight lines of credit with two national banks and a secured line of credit with an international bank. Presently, the Company intends to reduce the utilization of borrowings to fund long-term asset growth and to put more emphasis on traditional sources of funding such as deposit growth.

Stockholders' Equity.

Stockholders' equity amounted to $552.2 million at December 31, 2001 and $585.5 million at December 31, 2000, or 9.2% and 11.2% of total assets at such dates, respectively. The decrease of $33.3 million was due to the repurchase of 7.4 million shares of the Company's common stock at a cost of $104.4 million, as the Company continued its stock repurchase program which has resulted in 27.8 million shares of common stock being purchased for treasury at an aggregate cost of $289.5 million and aggregate cash dividend payments of $21.2 million. These decreases were partially offset by net income of $70.1 million, an allocation of Employee Stock Ownership Plan ("ESOP") and Recognition and Retention Plan ("RRP") shares resulting in an increase of $13.1 million, the exercise of 324,858 stock options resulting in an increase of $4.1 million and an increase of $4.9 million in the unrealized appreciation on securities available for sale, net of taxes. The tangible book value per share was $7.89 at December 31, 2001 compared to $7.49 at December 31, 2000.

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

                                                                           Years Ended December 31,
                                     -----------------------------------------------------------------------------------------------
                                                    2001                              2000                           1999
                                     ------------------------------    -----------------------------   -----------------------------
                                                            Average                          Average                         Average
                                      Average                Yield/    Average                Yield/   Average                Yield/
                                      Balance     Interest    Cost     Balance      Interest   Cost    Balance     Interest    Cost
                                                                         (000's omitted)
                                    ----------   ----------   ----   ----------  ----------    ----   ----------  ----------   ----
Interest-earning assets:
Loans receivable(1)
  Real estate loans                 $3,366,083   $  248,875   7.39%  $2,540,580  $  194,128    7.64%  $1,739,898  $  131,978   7.59%
  Other loans                          115,454       10,537   9.13      107,699      10,426    9.68       77,054       7,219   9.37
                                    ----------   ----------          ----------  ----------           ----------  ----------
    Total loans                      3,481,537      259,412   7.45    2,648,279     204,554    7.72    1,816,952     139,197   7.66
Securities                           1,722,506      112,466   6.53    2,025,188     137,848    6.81    2,089,829     136,023   6.51
Other interest-earning assets(2)        43,065        1,105   2.57       25,743       1,402    5.44       49,679       2,253   4.53
                                    ----------   ----------          ----------  ----------           ----------  ----------
Total interest-earning assets        5,247,108      372,983   7.11    4,699,210     343,804    7.32    3,956,460     277,473   7.01
Non-interest-earning assets            400,447                          244,255                          173,512
                                    ----------                       ----------                       ----------
Total assets                        $5,647,555                       $4,943,465                       $4,129,972
                                    ==========                       ==========                       ==========
Interest-bearing liabilities:
Deposits:
  NOW and money
  market deposits                      330,278       10,309   3.12%     219,087       5,960    2.72%     165,071       4,152   2.52%
  Savings and escrow accounts          817,890       17,811   2.18      793,908      19,488    2.45      752,131      18,716   2.49
  Certificates of deposits           1,017,634       53,071   5.22      827,504      44,781    5.41      556,635      26,477   4.76
                                    ----------   ----------          ----------  ----------           ----------  ----------
    Total deposits                   2,165,802       81,191   3.75    1,840,499      70,229    3.82    1,473,837      49,345   3.35
Total borrowings                     2,399,963      129,387   5.39    2,147,718     132,891    6.19    1,674,990      89,719   5.36
                                    ----------   ----------          ----------  ----------           ----------  ----------
Total interest-bearing liabilities   4,565,765      210,578   4.61    3,988,217     203,120    5.09    3,148,827     139,064   4.42
Non-interest-bearing liabilities(3)    510,692                          394,180                          354,671
Total liabilities                    5,076,457                        4,382,397                        3,503,498
Stockholders' equity                   571,098                          561,068                          626,474
                                    ----------                       ----------                       ----------
Total liabilities and
  stockholders' equity              $5,647,555                       $4,943,465                       $4,129,972
                                    ----------                       ----------                       ----------
Net interest-earning assets         $  681,343                       $  710,993                       $  807,633
                                    ==========                       ==========                       ==========
Net interest income/
  interest rate spread                           $  162,405   2.50%              $  140,684    2.22%              $  138,409   2.60%
                                                 ==========   ====               ==========    ====               ==========   ====
Net interest margin                                           3.10%                            2.99%                           3.50%
                                                              ====                             ====                            ====
Ratio of average interest-earning
  assets to average
  interest-bearing liabilities                              114.92%                          117.83%                         125.65%
                                                            ======                           ======                          ======



(1) The average balance of loans receivable includes non-accruing loans, interest on which is recognized on a cash basis, and loans held for sale.
(2) Includes money market accounts, Federal Funds sold and interest-earning bank deposits.
(3)  Consists primarily of demand deposit accounts.

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

                                                                      For the Year Ended December 31,
                                    ----------------------------------------------------------------------------------------------
                                               2001 compared to 2000                         2000 compared to 1999
                                    ---------------------------------------------   ----------------------------------------------
                                        Increase (decrease) due to                     Increase (decrease) due to
                                    --------------------------------   Total Net    --------------------------------    Total Net
                                                             Rate/     Increase                   Rate/                 Increase
                                       Rate      Volume      Volume    (Decrease)     Rate        Volume     Volume     (Decrease)
                                    --------    --------    --------    --------    --------    --------    --------    --------
                                                                           (000's omitted)
Interest-earning assets:
Loans receivable:
  Real estate loans                 $ (6,288)   $ 63,077    $ (2,043)   $ 54,746    $    970    $ 60,735    $    446    $ 62,151
  Other loans                           (596)        750         (43)        111         240       2,871          95       3,206
                                    --------    --------    --------    --------    --------    --------    --------    --------
    Total loans receivable            (6,884)     63,827      (2,086)     54,857       1,210      63,606         541      65,357
Securities                            (5,619)    (20,603)        840     (25,382)      6,225      (4,207)       (193)      1,825
Federal funds sold and
  interest-bearing deposits             (741)        943        (498)       (296)        452      (1,085)       (218)       (851)
Total net change in income on
  interest-earning assets            (13,244)     44,167      (1,744)     29,179       7,887      58,314         130      66,331
                                    --------    --------    --------    --------    --------    --------    --------    --------
Interest-bearing liabilities:
Deposits:
  NOW and money market deposits          878       3,025         446       4,349         339       1,358         111       1,808
  Savings and escrow accounts         (2,200)        588         (66)     (1,678)       (253)      1,039         (14)        772
  Certificates of deposits            (1,626)     10,289        (373)      8,290       3,645      12,885       1,774      18,304
    Total deposits                    (2,948)     13,902           7      10,961       3,731      15,282       1,871      20,884
                                    --------    --------    --------    --------    --------    --------    --------    --------
Borrowings                           (17,102)     15,608      (2,009)     (3,503)     13,922      25,321       3,929      43,172
Total net change in expense
  on interest-bearing liabilities    (20,050)     29,510      (2,002)      7,458      17,653      40,603       5,800      64,056
                                    --------    --------    --------    --------    --------    --------    --------    --------
Net change in net interest income   $  6,806    $ 14,657    $    258    $ 21,721    $ (9,766)   $ 17,711    $ (5,670)   $  2,275
                                    ========    ========    ========    ========    ========    ========    ========    ========


Comparison of Results of Operations for the Years Ended December 31, 2001 and
2000

General.

The Company reported net income of $70.1 million or $1.15 on a diluted per share basis for the year ended December 31, 2001 compared to net income of $53.9 million or $0.80 on a diluted per share basis for the year ended December 31, 2000. Core earnings for the year ended December 31, 2001 were $70.1 million or $1.15 on a diluted per share basis compared to core earnings of $54.3 million or $0.81 on a diluted per share basis for the year ended December 31, 2000. Core earnings for the years ended December 31, 2001 and December 31, 2000 exclude net securities losses of $107,000 and $569,000, respectively.

Cash earnings for the year ended December 31, 2001 were $81.6 million or $1.34 on a diluted per share basis compared to $64.5 million or $0.96 on a diluted per share basis for the year ended December 31, 2000. The Company's cash earnings are determined by adding back to reported net income the non-cash expenses related to the allocations of the Company's common stock under its Employee Stock Ownership Plan ("ESOP") and the earned portion of the Company's Recognition and Retention Plan ("RRP") stock, net of respective tax benefits and the amortization of the excess cost over fair value of net assets acquired ("goodwill").

The increase in net income for the year ended December 31, 2001 compared to the year ended December 31, 2000 was primarily due to an $84.9 million increase in other income and a $21.7 million increase in net interest income. These increases were partially offset by a $71.8 million increase in other expenses, a $10.6 million increase in the provision for income taxes and an $8.1 million increase in the provision for loan losses.

Interest Income.

Interest income increased $29.2 million for the year ended December 31, 2001 due to an increase of $54.9 million in interest income from loans partially offset by a $25.4 million decrease in interest income from securities. The increase in interest income on loans was due primarily to an $833.3 million or 31.5% increase in the average balance of the loan portfolio. The increase in the average balance of the loan portfolio was due to the record level of originations by both the Mortgage Company and the Bank during the year. This was the result of the significant increase in mortgage refinancings, the geographic expansion of the Mortgage Company, the Bank's continued business development efforts in its market areas and the continued success of its mortgage broker program. The decrease in interest income on securities was primarily due to a $302.7 million decline in the average balance of the securities portfolio due to management's strategy to reinvest a majority of the cash flows generated by the portfolio into higher yielding loan originations. The lower interest rate environment in 2001 resulted in a decline of 27 basis points in the average yield of the loan portfolio to 7.45% for the year 2001 while the average yield on the securities portfolio declined 28 basis points to 6.53% for the same time period. To mitigate the declining rate environment to some extent, the Company continues to retain higher yielding loans for its own portfolio that were originated by the Mortgage Company.

Interest Expense.

The Company recorded interest expense of $210.6 million for the year ended December 31, 2001 compared to $203.1 million for the year ended December 31, 2000, an increase of $7.5 million or 3.7%. The reasons for the increase were an $8.3 million increase in interest expense on certificates of deposit and a $4.3 million increase in interest expense on money market accounts. These increases were partially offset by a $3.5 million decrease in interest expense on borrowed funds and a $1.7 million decrease in interest expense on savings accounts. The increase in interest expense on certificates of deposit was due to a $190.1 million increase in the average balance of certificates of deposit partially offset by a 19 basis point decline in the average cost of certificates of deposit to 5.22% for the year 2001. The increase in the average balance of certificates of deposit was primarily due to the growth in the Bank's new market areas and, to a lesser extent, the $60.0 million increase in brokered CDs in the fourth quarter of 2001. The decline in the average cost was reflective of the declining interest rate environment during the year 2001. The increase in interest expense for money market and NOW accounts was due to a $111.2 million increase in the average balance of money market and NOW accounts and a 40 basis point increase in the average cost of money market and NOW accounts to 3.12% for the year ended December 31, 2001. These increases were due to the introduction of a new money market product to develop banking relationships in new market areas. The decline in interest expense on savings accounts is due to a 27 basis point decline in the average cost to 2.18% for the year ended December 31, 2001 primarily due to a reduction of the savings account rate to 2% as of October 1, 2001. The decline in interest expense on borrowed funds was due to an 80 basis point decline in the average cost of borrowed funds to 5.39% for the year 2001 partially offset by an increase of $252.2 million in the average balance of borrowed funds. The decline in the average cost of borrowings primarily reflects the rollover of borrowings to lower rates due to the declining rate environment in 2001, however, management did take the opportunity to extend the maturities of certain borrowings in order to control the interest expense on borrowings in the future. The increase in the average balance of borrowed funds was due to the use of borrowings to fund originations of higher yielding loans at the Mortgage Company. In 2002, the Bank plans to continue its business development efforts and quality service levels in its efforts to maintain current depositors and also to obtain new deposits. The planned opening of four new branches in 2002 is also expected to moderate, to a certain extent, the Company's reliance on borrowed funds.

Net Interest Income.

Net interest income for 2001 was $162.4 million compared to $140.7 million for 2000. The increase of $21.7 million or 15.4% was due to an increase of $29.2 million in interest income which was offset by a $7.5 million increase in interest expense. The increase in interest income was due to an increase of $547.9 million in the average balance of interest-earning assets which was partially offset by a 21 basis point decline in the average yield on interest-earning assets to 7.11% for 2001 from 7.32% for 2000. The increase in interest expense was due to a $577.5 million increase in the average balance of interest-bearing liabilities partially offset by a 48 basis point decline in the average cost of interest-bearing liabilities to 4.61% for 2001 from 5.09% for 2000. The net interest rate spread and margin increased to 2.50% and 3.10%, respectively, for the year ended December 31, 2001 from 2.22% and 2.99%, respectively, for the year ended December 31, 2000. Such increases were due to the rollover of the Company's interest-bearing liabilities to lower rates faster than the repricing of the Company's assets to lower rates. During 2002, the Company expects to continue to rely on the Mortgage Company to originate relatively higher yielding loans for retention in the Company's portfolio as a primary part of our efforts to maintain the yield on interest-earning assets. In addition, we also plan to closely monitor the repricing of our interest-bearing liabilities in our efforts to maintain or reduce the average cost of interest-bearing liabilities.

Provision for Loan Losses.

The provision for loan losses was $8.8 million for the year ended December 31, 2001 compared to a provision of $652,000 for the year ended December 31, 2000. The provision for loan losses is based on management's review of the adequacy of the loan loss reserve which includes monitoring the mix and volume of the portfolio and its inherent risks, the level of non-accruing loans and delinquencies, local economic conditions and current trends in regulatory supervision. Due to current economic conditions, an increase in non-accruing loans, the volumes of loan originations and current events in the Company's primary market area, management deemed an $8.8 million provision for loan losses during the year ended December 31, 2001 to be prudent.

During 2001, the level of the Company's non-accruing loans increased $5.3 million or 54.4% to $15.1 million at December 31, 2001. The Company's net loan chargeoffs were $3.4 million for the year ended December 31, 2001 compared to $1.1 million for the year ended December 31, 2000. The Company's allowance for loan losses was $20.0 million at December 31, 2001 or 132.8% of non-accrual loans at such date compared to $14.6 million at December 31, 2000 or 149.7% of non-accrual loans at such date. While the level of non-accruing loans increased during the year, management believes that the Company's credit quality remains strong, primarily due to the concentration in the loan portfolio of one to four family residential mortgage loans, sound credit underwriting standards for new loan originations and proactive procedures in addressing problem and non-accruing loans which included the hiring of various loan servicing and collection professionals during the year.

Staten Island Bancorp, Inc. and Subsidiary
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)


Other Income.

During 2001, other income, exclusive of net securities gains and losses, was $128.6 million compared to $44.1 million for 2000. The increase of $84.5 million was primarily due to an $82.0 million increase in loan fees and gains and a $2.5 million increase in service and fee income. The increase in loan fees and gains was due to the record volume of originations at the Mortgage Company resulting in gains on loan sales of $92.6 million in the year ended 2001. The increase in service and fee income was primarily due to an increase in deposit related fees due to increased volumes and an increase in certain fee charges. Net securities losses for the year ended December 31, 2001 were $107,000 compared to $569,000 for the year ended December 31, 2000. The net securities losses in 2001 resulted from the sale of $212.3 million in securities during 2001 with the proceeds being used primarily to fund loan originations.

Other Expenses.

Other expenses for the year ended December 31, 2001 were $168.6 million or 74.2% more than other expenses of $96.8 million for the year ended December 31 2000. The increase in other expenses in 2001 was attributable to a $17.0 million increase in personnel expense, a $39.7 million increase in commissions paid, a $3.0 million increase in occupancy and equipment expense and an $8.8 million increase in other expenses. The increase in personnel expense was primarily due to the expansion of the Mortgage Company, the increase in the non-cash expense related to the ESOP due to the increase in fair market value of the common stock which was released under the plan, increases in staff for loan originations and loan servicing and normal merit pay increases. The increase in commission expense was due to the increase in volumes and the mix of loans originated by the Mortgage Company. The increase in occupancy and equipment expense was primarily due to the geographic expansion of the Mortgage Company into 15 additional states and additional property and equipment expense due to business growth and expansion at the Bank. The increase in other expenses was due primarily to the geographic expansion of the Mortgage Company and the record volumes of originations in the year 2001.

Provision For Income Taxes.

The provision for income taxes was $43.5 million for the year ended December 31, 2001 compared to $32.9 million for the year ended December 31, 2000. The increase of $10.6 million in the provision for income taxes was primarily due to a $26.7 million increase in net income before taxes and, to a lesser extent, the increase in the effective tax rate from 37.9% for the year 2000 to 38.3% for the year 2001. The increase in the effective tax rate was due to the increased earnings of the Mortgage Company resulting in increased taxes due to the various states in which it now operates.

Comparison of Results of Operations for the Years Ended December 31, 2000 and
1999

General. The Company reported net income of $53.9 million or $.80 on a diluted per share basis for the year ended December 31, 2000 compared to net income of $52.9 million or $.70 on a diluted per share basis for the year ended December 31, 1999. Core earnings for the year ended December 31, 2000 were $54.3 million or diluted earnings per share of $.81 compared to core earnings for the year ended December 31, 1999 of $52.6 million or diluted earnings per share of $.70. Core earnings for the year ended December 31, 2000 exclude $569,000 of net securities losses. Core earnings for the year 1999 exclude a $1.8 million benefit for loan losses, a $4.1 million curtailment gain on the freezing of the Bank's defined benefit pension plan and $5.5 million in net securities losses.

The increase in net income for the year ended December 31, 2000 compared to the year ended December 31, 1999 was primarily due to an increase in net interest income of $2.3 million, an increase in other income of $12.7 million and a reduction in the provision for income taxes of $2.4 million. These increases to income were partially offset by a $13.8 million increase in total other expenses and an increase of $2.5 million in the provision (benefit) for loan losses.

Interest Income.

The increase in interest income of $66.3 million for the year ended December 31, 2000 compared to the year ended December 31, 1999 was primarily due to a $65.4 million increase in interest income from loans. The increase in interest income on loans was due primarily to an $831.3 million or 45.8% increase in the average balance of the loan portfolio primarily as a result of increased loan demand and the Company's continued efforts to expand loan activity through its business development program, mortgage broker program, geographic expansion and increased loan originations by its lending subsidiary, Ivy Mortgage. The average balance of the securities portfolio declined by $64.6 million during 2000, primarily as a result of management's strategy to fund loan originations with cash flows generated by the securities portfolio. The increase in the average yield of interest earning assets was due to a six basis point increase in the average yield on loans and a 31 basis point increase in the average yield of the securities portfolio primarily due to the rising rate environment during 2000 resulting in the repricing and the origination of loans at higher average yields.

Interest Expense.

The Company recorded interest expense of $203.1 million for the year ended December 31, 2000 compared to $139.1 million for the year ended December 31, 1999, an increase of $64.1 million or 46.1%. The primary reason for the increase was a $43.2 million increase in interest on borrowed funds and an $18.3 million increase in interest on certificates of deposit. The increase in interest expense on borrowed funds was due to an increase of $472.7 million in the average balance of borrowed funds and an 83 basis point increase in the average cost to 6.19% for 2000 from 5.36% for 1999. The increase in the average balance of borrowed funds was primarily due to the Company's program to fund asset growth with borrowed funds at acceptable spreads during 1999 and, to a lesser extent, the use of borrowed funds to fund the acquisition of First State Bancorp ("FSB") in 2000 and to fund certain adjustable rate loan originations. The average cost of borrowings increased due to the rising interest rate environment throughout most of 2000 resulting in borrowings repricing to higher rates. The increase in interest expense on certificates of deposit was due to an increase of $270.9 million in the average balance of certificates of deposit primarily due to the acquisition of FSB and an increase of 65 basis points in the average cost of certificates of deposit to 5.41% for 2000 from 4.76% for 1999. This increase in the average cost was primarily due to the rising interest rate environment during most of the year increasing the cost of new money and maturing deposits. The increase in the average cost of the Company's deposits during 2000 compared to 1999 was also affected by the initiation of a brokered CD program in June 2000. In an effort to reduce its utilization of borrowings and increase its deposits as a relative source of funds, the Company began a program of using certain national securities firms to provide additional CD depositors. The Company's brokered CDs, which amounted to $74.9 million at December 31, 2000, had a weighted average cost of 7.0% for the year. Brokered CDs generally have a higher cost than non-brokered CDs and are more subject to withdrawal as the customers generally are seeking to obtain higher yielding deposits from institutions throughout the country and have little or no allegiance to any particular institution. Such customers are likely to withdraw their CDs at the end of their term if a more competitive rate is available elsewhere.

Net Interest Income. Net interest income was $140.7 million for 2000 compared to $138.4 million for 1999. The increase of $2.3 million was due to a $66.3 million increase in interest income which was partially offset by a $64.1 million increase in interest expense. The increase in interest income was due to a $742.7 million increase in the average balance of interest-earning assets and an increase in the average yield on interest-earning assets from 7.01% for 1999 to 7.32% for 2000. The increase in interest expense was due to an increase of $839.4 million in the average balance of interest-bearing liabilities and a 68 basis point increase in the average cost from 4.42% in 1999 to 5.09% in 2000 due to the rising interest rate environment during the year and the changing mix of deposits primarily due to the acquisition of FSB. The net interest rate spread and margin decreased to 2.22% and 2.99%, respectively, for the year ended 2000 from 2.60% and 3.50%, respectively, for the year ended December 31, 1999. Such decreases were primarily due to rollovers of its interest-bearing liabilities to higher costing market rates faster than its interest-earning assets repricing to higher yields. The downward trend of interest rates commencing in the fourth quarter of 2000 stabilized the compression of the Company's interest rate spread and margin.

Provision (Benefit) For Loan Losses.

The provision for loan losses was $652,000 for the year ended December 31, 2000 compared to a benefit of $1.8 million for the year ended December 31, 1999. During 2000, the level of non-accrual loans decreased by $2.7 million or 21.6%. The Company's net loan charge-offs were $1.1 million for the year ended December 31, 2000 compared to $503,000 for the year ended December 31, 1999. During 2000, the quality of the loan portfolio remained strong. However, due to the changing dollar mix of commercial and construction loans, among other factors, management deemed it prudent to add $652,000 to the allowance for loan losses during 2000 compared to a benefit of $1.8 million for the year 1999. The Company's allowance for loan losses was $14.6 million at December 31, 2000 or 149.7% of non-accrual loans at such date compared to $14.3 million at December 31, 1999, or 114.4% of non-accrual loans at such date.

Other Income.

During 2000, other income exclusive of net losses on securities transactions and a one time pension curtailment gain of $4.1 million in 1999, increased $11.8 million or 36.7% to $44.1 million. This increase was due to a $4.2 million increase in service and fee income as a result of an increase in the cash surrender value of bank owned life insurance ("BOLI"). To a lesser extent, the increase was also caused by an increase in deposit related fees and premium income from the sale of life insurance. Loan fees increased $5.0 million primarily due to the increase in net gains on loan sales and other loan related fees generated at the Company's mortgage banking subsidiary as a result of increased volumes of loan originations.

The decrease in net securities losses to $569,000 for the year 2000 compared to net securities losses of $5.5 million for the year 1999 was due to the $9.0 million writedown of certain corporate bonds held in the Company's available for sale portfolio partially offset by $3.5 million in net gains realized from various securities sales in 1999. The sale of $310.0 million securities in the year 2000 were used to fund loan originations.

Other Expenses.

Other expenses for the year ended December 31, 2000 were $96.8 million or 16.6% more than other expenses of $83.0 million for the year ended December 31, 1999. The increase in other expenses in 2000 was attributable to a $3.4 million increase in personnel expense, a $3.4 million increase in commission expense, a $1.9 million increase in occupancy and equipment expense and a $2.9 million increase in amortization expense of intangible assets. The increase in personnel costs was primarily due to the Company's expansion into the State of New Jersey where it added 11 new branch offices during the year, the opening of an additional office in Brooklyn and annual merit pay increases. The increase in commission expense was due to the increase in volumes and mix of loans originated by the Mortgage Company. The increase in occupancy and equipment expense was due to the previously mentioned expansion by the Bank and the geographic expansion of the Mortgage Company. The increase in the amortization expense of intangible assets was due to the goodwill amortization associated with the FSB acquisition in January 2000.

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

Staten Island Bancorp, Inc. and Subsidiary
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)


Liquidity and Capital

The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in federal funds sold and other short-term interest-earning assets which provide liquidity to meet lending requirements. Historically, the Bank relied almost exclusively on its deposits as a source of funds. Commencing in late 1997, the Company began a leveraging program whereby it used borrowings, such as FHLB advances and reverse repurchase agreements as an additional source of funds to fund asset growth at acceptable spreads. This leveraging strategy continued throughout 1998, 1999 and, to a lesser extent, 2000. During the year ended December 31, 2001, the Company used borrowed funds primarily to fund loan originations at the Mortgage Company. At December 31, 2001 such borrowings amounted to $2.5 billion.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as federal funds sold. On a longer term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-backed and mortgage-related securities and investment securities. At December 31, 2001 the total approved loan origination commitments outstanding amounted to $845.3 million and unused credit lines equaled $74.2 million. At the same date, the unadvanced portion of construction loans totaled $49.0 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2001 totaled $833.4 million. Investment securities scheduled to mature in one year or less at December 31, 2001 totaled $1.1 million and amortization from investments and loans is projected at $1.2 billion for the year 2002. Based on historical experience, the current pricing strategy and the strong core deposit base management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that it will continue to have sufficient funds, together with borrowings, to meet its current commitments.

At December 31, 2001 the Bank's capital ratios exceeded all the regulatory requirements. Under OTS regulations, the Bank is required to comply with each of three separate capital adequacy standards: tangible capital of $408.2 million or 6.94% of adjusted assets compared to a requirement of $88.2 million or 1.50% of adjusted assets, core capital of $410.6 million or 6.98% of adjusted assets compared to a requirement of $235.4 million or 4% of adjusted assets and risk based capital of $427.8 million or 13.29% of risk weighed assets compared to a requirement of $257.5 million or 8% of risk weighted assets.

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

Private Securities Litigation Reform Act Safe Harbor Statement

In addition to historical information, this Annual Report includes certain "forward-looking statements" based on current management expectations. The Company's actual results could differ materially, as defined in the Securities Act of 1933 and the Securities Exchange Act of 1934, from those management expectations. Such forward-looking statements include statements regarding our intentions, beliefs or current expectations as well as the assumptions on which such statements are based. Stockholders and potential stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and fees.

The Company undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

                                Staten Island Bancorp, Inc. and Subsidiary
                              Consolidated Statements of Financial Condition


December 31, 2001 and 2000                                                        2001           2000
---------------------------------------------------------------------------------------------------------
Assets                                                                 (000's omitted, except share data)
Assets:
  Cash and due from banks                                                    $   116,846      $    92,103
  Federal funds sold                                                              38,000           12,000
  Securities available for sale, at fair value                                 1,528,639        1,888,946
  Loans, net                                                                   2,806,619        2,847,660
  Loans held for sale, net                                                     1,187,373          116,163
  Accrued interest receivable                                                     28,601           30,905
  Premises and equipment, net                                                     38,939           31,883
  Intangible assets, net                                                          58,871           62,447
  Other assets                                                                   189,558          158,757
                                                                             -----------      -----------
    Total assets                                                             $ 5,993,446      $ 5,240,864
                                                                             ===========      ===========
Liabilities and Stockholders' Equity
Liabilities:
  Deposits
    Savings                                                                  $   868,028      $   760,238
    Certificates of deposit                                                    1,083,900          947,584
    Money market                                                                 350,558          142,394
    NOW accounts                                                                 115,349           94,699
    Demand deposits                                                              483,493          400,298
                                                                             -----------      -----------
    Total deposits                                                             2,901,328        2,345,213
  Borrowed funds                                                               2,451,762        2,241,011
  Advances from borrowers for taxes and insurance                                 17,495           11,534
  Accrued interest and other liabilities                                          70,665           57,574
                                                                             -----------      -----------
    Total liabilities                                                          5,441,250        4,655,332
                                                                             -----------      -----------
Commitments and Contingencies (Note 12)
Stockholders' Equity:
  Common stock, par value $.01 per share, 100,000,000 shares authorized,
  90,260,624 issued and 62,487,286 outstanding at December 31, 2001
  and 90,260,624 issued and 69,841,974 outstanding at December 31, 2000              903              451
  Additional paid-in capital                                                     543,123          537,744
  Retained earnings                                                              340,270          291,345
  Unallocated common stock held by ESOP                                          (30,215)         (32,962)
  Unearned common stock held by RRP                                              (14,333)         (19,784)
  Less--Treasury stock (27,773,338 and 20,418,650 shares at
  December 31, 2001 and 2000, respectively), at cost                            (289,469)        (188,321)
  Accumulated other comprehensive income (loss), net of tax                        1,917           (2,941)
      Total stockholders' equity                                                 552,196          585,532
                                                                             -----------      -----------
      Total liabilities and stockholders' equity                             $ 5,993,446      $ 5,240,864
                                                                             ===========      ===========

The accompanying notes are an integral part of these statements.


Staten Island Bancorp, Inc. and Subsidiary
Consolidated Statements of Income


For the Years Ended December 31, 2001, 2000 and 1999                      2001           2000         1999
-------------------------------------------------------------------------------------------------------------
                                                                          (000's omitted, except share data)
Interest Income:
  Loans                                                               $ 259,412      $ 204,554      $ 139,197
  Securities available for sale                                         112,466        137,848        136,023
  Other earning assets                                                    1,105          1,402          2,253
                                                                      ---------      ---------      ---------
    Total interest income                                               372,983        343,804        277,473
                                                                      ---------      ---------      ---------
Interest Expense:
  Borrowed funds                                                        129,387        132,891         89,719
  Certificates of deposit                                                53,071         44,781         26,477
  Savings and escrow                                                     17,811         19,488         18,716
  Money market and NOW                                                   10,309          5,960          4,152
                                                                      ---------      ---------      ---------
    Total interest expense                                              210,578        203,120        139,064
                                                                      ---------      ---------      ---------
    Net interest income                                                 162,405        140,684        138,409
Provision (Benefit) for Loan Losses                                       8,757            652         (1,843)
                                                                      ---------      ---------      ---------
    Net interest income after provision (benefit) for loan losses       153,648        140,032        140,252
                                                                      ---------      ---------      ---------
Other Income:
  Service and fee income                                                 19,342         16,878         10,057
  Net gain on loan sales                                                 92,589         21,218         17,783
  Loan fees                                                              16,660          6,035          4,451
  Defined benefit plan curtailment gain                                    --             --            4,093
  Securities transactions, losses                                          (107)          (569)        (5,531)
                                                                      ---------      ---------      ---------
    Total other income                                                  128,484         43,562         30,853
                                                                      ---------      ---------      ---------
Other Expenses:
  Personnel                                                              61,511         44,500         41,146
  Commissions                                                            51,687         11,954          8,573
  Occupancy and equipment                                                12,819          9,827          7,912
  Data processing                                                         6,015          5,352          4,448
  Amortization of intangible assets                                       5,343          5,179          2,236
  Professional fees                                                       4,255          2,566          2,063
  Marketing                                                               2,504          1,769          1,464
  Other                                                                  24,436         15,613         15,129
                                                                      ---------      ---------      ---------
    Total other expenses                                                168,570         96,760         82,971
                                                                      ---------      ---------      ---------
    Income before provision for income taxes                            113,562         86,834         88,134
Provision for Income Taxes                                               43,483         32,908         35,259
                                                                      ---------      ---------      ---------
    Net income                                                        $  70,079      $  53,926      $  52,875
                                                                      =========      =========      =========
Earnings per Share:
  Basic                                                               $    1.16      $    0.80      $    0.70
  Diluted                                                                  1.15           0.80           0.70

The accompanying notes are an integral part of these statements

Staten Island Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity


                                                                              Unearned               Accumulated
                                                               Unallocated    Common                    Other
For the Years Ended                               Additional     Common        Stock       Compre-  Comprehensive
December 31, 2001,                   Common       Paid-in      Stock Held     Held by     Treasury     hensive
2000 and 1999                         Stock        Capital       by ESOP        RRP         Stock      Income
-----------------------------------------------------------------------------------------------------------------
                                                                        (000's omitted, except share data)
Balance, January 1, 1999            $     451     $ 534,464    $ (38,456)   $ (30,873)   $ (27,480)   $    --
  Allocation of 457,808
  ESOP shares                            --           1,484        2,747         --           --           --
  Earned RRP shares                      --             591         --          5,434         --           --
  Treasury stock purchases
  (10,022,378 shares), at cost           --            --           --           --        (93,669)        --
  Cash dividends paid                    --            --           --           --           --           --
  Change in unrealized
  appreciation (depreciation)
  on securities, net of tax              --            --           --           --           --        (50,153)
  Net income                             --            --           --           --           --         52,875
                                    ---------------------------------------------------------------------------
  Comprehensive income                                                                                $   2,722
                                                                                                      =========
Balance, December 31, 1999                451       536,539      (35,709)     (25,439)    (121,149)        --
  Allocation of 457,808
  ESOP shares                            --           1,360        2,747         --           --           --
  Earned RRP shares                      --            (155)        --          5,655         --           --
  Treasury stock purchases
  (7,545,272 shares), at cost            --            --           --           --        (67,172)        --
  Cash dividends paid                    --            --           --           --           --           --
  Change in unrealized
  appreciation (depreciation)
  on securities, net of tax              --            --           --           --           --         31,690
  Valuation adjustment for
  deferred tax benefit                   --            --           --           --           --           --
  Net income                             --            --           --           --           --         53,926
                                    ---------------------------------------------------------------------------
  Comprehensive income                                                                                $  85,616
                                                                                                      =========

Balance, December 31, 2000                451       537,744      (32,962)     (19,784)    (188,321)        --
  Allocation of 457,808
  ESOP shares                            --           2,776        2,747         --           --           --
  Earned RRP shares                      --           2,163         --          5,451         --           --
  Treasury stock purchases
  (7,354,688), at cost                   --            --           --           --       (104,362)        --
  Cash dividends paid                    --            --           --           --           --           --
  Exercise of 324,858
  stock options                          --             440         --           --          3,214         --
  Change in unrealized
  appreciation (depreciation)
  on securities, net of tax              --            --           --           --           --          4,858
  Stock dividends
  (45,130,312 shares)                     452          --           --           --           --           --
  Net income                             --            --           --           --           --         70,079
                                    ---------------------------------------------------------------------------
  Comprehensive income                                                                                $  74,937
                                                                                                      =========

Balance, December 31, 2001          $     903     $ 543,123    $ (30,215)   $ (14,333)   $(289,469)
                                    ===============================================================

                                     Retained     Income (Loss),
                                     Earnings      Net of Tax            Total
                                    ---------------------------------------------

Balance, January 1, 1999            $ 215,414        $  15,522         $ 669,042
  Allocation of 457,808
  ESOP shares                            --               --               4,231
  Earned RRP shares                      --               --               6,025
  Treasury stock purchases
  (10,022,378 shares), at cost           --               --             (93,669)
  Cash dividends paid                 (16,974)            --             (16,974)
  Change in unrealized
  appreciation (depreciation)
  on securities, net of tax              --            (50,153)          (50,153)
  Net income                           52,875             --              52,875
                                    ---------------------------------------------
  Comprehensive income
Balance, December 31, 1999            251,315          (34,631)          571,377
  Allocation of 457,808
  ESOP shares                            --               --               4,107
  Earned RRP shares                      --               --               5,500
  Treasury stock purchases
  (7,545,272 shares), at cost            --               --             (67,172)
  Cash dividends paid                 (18,764)            --             (18,764)
  Change in unrealized
  appreciation (depreciation)
  on securities, net of tax              --             31,690            31,690
  Valuation adjustment for
  deferred tax benefit                  4,868             --               4,868
  Net income                           53,926             --              53,926
                                    ---------------------------------------------
  Comprehensive income
Balance, December 31, 2000            291,345           (2,941)          585,532
  Allocation of 457,808
  ESOP shares                            --               --               5,523
  Earned RRP shares                      --               --               7,614
  Treasury stock purchases
  (7,354,688), at cost                   --               --            (104,362
  Cash dividends paid                 (21,179)            --             (21,179)
  Exercise of 324,858
  stock options                           477             --               4,131
  Change in unrealized
  appreciation (depreciation)
  on securities, net of tax              --              4,858             4,858
  Stock dividends
  (45,130,312 shares)                    (452)            --                --
  Net income                           70,079             --              70,079
                                    ---------------------------------------------
  Comprehensive income
Balance, December 31, 2001          $ 340,270        $   1,917         $ 552,196
                                    =========        =========         =========

The accompanying notes are an integral part of these statements


Staten Island Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows


For the Years Ended December 31, 2001, 2000 and 1999                         2001              2000           1999
----------------------------------------------------------------------------------------------------------------------
                                                                                         (000's omitted)
Cash Flows from Operating Activities:
  Net income                                                            $    70,079      $    53,926      $    52,875
  Adjustments to reconcile net income to net cash
  provided by (used in) operating activities--
      Depreciation and amortization                                           4,106            3,292            2,543
      (Accretion) and amortization of bond and mortgage premiums               (240)          (1,246)           4,715
      Amortization of intangible assets                                       5,343            5,179            2,236
      Realized loss (gain) on sale of available-for-sale securities             107              569           (3,539)
      Expense charge relating to allocation and earned
      portions of employee benefit plans                                     10,066            8,666            8,790
      Other non-cash income                                                  (6,568)          (5,987)          (1,439)
      Provision (benefit) for loan losses                                     8,757              652           (1,843)
      Increase (decrease) in deferred loan fees                              (1,326)          (5,086)           1,512
      (Increase) decrease in accrued interest receivable                      2,304           (3,085)          (4,232)
      Increase in other assets                                              (35,503)         (15,618)         (90,479)
      Increase in accrued interest and other liabilities                     12,527           17,865           12,103
      Decrease in deferred income taxes                                         235              324            4,691
      Recoveries of loans                                                       911            1,054            1,161
                                                                        -----------      -----------      -----------
        Net cash provided by (used in) operating activities                  70,798           60,505          (10,906)
                                                                        -----------      -----------      -----------
Cash Flows from Investing Activities:
  Maturities and amortization of available-for-sale securities              384,057          208,837          389,930
  Sales of available-for-sale securities                                    322,540          309,972           76,257
  Purchases of available-for-sale securities                               (337,028)        (159,473)        (517,115)
  Principal collected on loans                                            1,184,793          388,311          324,937
  Loans made to customers                                                (4,922,047)      (1,712,457)      (1,607,459)
  Purchase of loans                                                        (472,180)         (74,545)         (16,088)
  Sales of loans                                                          3,179,238          730,506          644,557
  Capital expenditures                                                      (10,368)          (5,396)          (4,961)
  Acquisition of First State Bank, net of cash acquired                        --            (46,688)            --
                                                                        -----------      -----------      -----------
        Net cash used in investing activities                              (670,995)        (360,933)        (709,942)
                                                                        -----------      -----------      -----------
Cash Flows from Financing Activities:
  Net increase in deposit accounts                                          556,115          196,740           91,172
  Net increase in advances from borrowers for taxes and insurance             5,961              729            3,714
  Increase in borrowings                                                    210,751          191,600          704,894
  Cash dividends paid                                                       (21,179)         (18,764)         (16,974)
  Purchase of treasury stock                                               (104,362)         (67,172)         (93,669)
  Exercise of stock options                                                   3,654             --               --
                                                                        -----------      -----------      -----------
        Net cash provided by financing activities                           650,940          303,133          689,137
                                                                        -----------      -----------      -----------
        Net increase (decrease) in cash and cash equivalents                 50,743            2,705          (31,711)
Cash and Cash Equivalents, beginning of year                                104,103          101,398          133,109
                                                                        -----------      -----------      -----------
Cash and Cash Equivalents, end of year                                  $   154,846      $   104,103      $   101,398
                                                                        ===========      ===========      ===========
Supplemental Disclosure of Cash Flow Information:
  Cash paid for--
    Interest                                                            $   222,735      $   197,141      $   131,043
    Income taxes                                                             17,599           25,109           31,300
  Acquisition of First State Bank--
    Fair value of assets acquired                                              --            370,579             --
    Fair value of liabilities assumed                                          --            331,280             --
  Stock dividend                                                                452             --               --

The accompanying notes are an integral part of these statements

Staten Island Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999


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

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary SI Bank & Trust (the "Bank"). The Bank's wholly owned subsidiaries are SIB Mortgage Corp. (the "Mortgage Company"), SIB Investment Corporation ("SIBIC"), Staten Island Funding Corporation ("SIFC") and SIB Financial Services Corporation ("SIBFSC"). All significant intercompany transactions and balances are eliminated in consolidation.

The Mortgage Company was set up to acquire the operations of Ivy Mortgage, as discussed in Note 3. SIFC was set up as a real estate investment trust, SIBIC was set up to hold certain Bank investments and SIBFSC was formed as a licensed life insurance agency to sell the products of the SBLI USA Mutual Life Insurance Co.

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

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, money market deposits, interest-bearing certificates of deposit and federal funds sold for the years ended December 31, 2001, 2000 and 1999.

Securities Available for Sale

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt and equity securities used as part of the Company's asset/liability management that may be sold in response to changes in interest rates are reported at fair value, with unrealized gains and losses excluded from earnings and reported on an after-tax basis in a separate component of stockholders' equity. Gains and losses on the disposition of securities are recognized on the specific identification method in the period during which they occur.

Premiums and discounts on mortgage-backed securities are amortized over the average life of the security using a method which approximates the level yield method.

Loans

Loans are stated at the principal amount outstanding, net of unearned income, loan origination fees and costs, and an allowance for loan losses. Loan origination fees and costs are recognized in interest income as an adjustment to yield over the life of the loan or at the time of the sale of the loan for loans held in the portfolio and loans held for sale. Premiums and discounts on purchased mortgages are amortized over the average life of the loan using a method which approximates the level yield method.

Loans are placed on non-accrual status when the interest or principal payments are 90 days past due unless, in the opinion of management, collection is deemed probable. When interest accruals are discontinued, the recognition of interest income ceases and previously accrued interest remaining unpaid is reversed against income. Cash payments received are applied to principal, and interest income is recognized when management determines that the financial condition and payment record of the borrower warrant the recognition of income.

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

Mortgage Servicing Rights

Mortgage servicing rights ("MSRs") are the rights to service mortgage loans for others and are acquired primarily through loan sales. Capitalized MSRs are reported in intangible assets. After the serviced residential mortgage loan portfolio is stratified by servicing type, loan type, rate type and interest rate, the fair value of the MSR is determined using the present value of estimated future cash flows, assuming a market discount rate and certain forecasted prepayment rates based on the industry experience. MSRs are amortized in proportion to, and over the period of, the estimated net servicing income of the underlying financial assets. The assessment of impairment on MSRs is based on the current fair value of those rights. Such impairment is recognized through a valuation allowance established through a charge against gains on loan sales.

Allowance for Loan Losses

The allowance for loan losses is established by management through provisions for loan losses charged against income. Amounts deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance.

The amount of the allowance for loan losses is inherently subjective, as it requires making material estimates which may vary from actual results. These estimates are evaluated periodically and, as

Staten Island Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(continued)


adjustments become necessary, they are reflected in operations during the periods in which they become known. Considerations in this evaluation include past and anticipated loss experience, current portfolio composition and evaluation of real estate collateral, as well as current and anticipated economic conditions. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb estimated loan losses inherent in the Company's entire loan portfolio.

Premises and Equipment

Premises and equipment are carried at cost, less allowance for depreciation and amortization applied on a straight-line basis over the estimated useful lives of 10 to 50 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment.

Investments in Real Estate

Investments in real estate consist of real estate acquired through foreclosure or by deed in lieu of foreclosure and assets repossessed (owned real estate, or "ORE"). ORE properties are carried at the lower of cost or fair value at the date of foreclosure (new cost basis) and at the lower of the new cost basis or fair value less estimated selling costs thereafter.

Goodwill and Other Intangibles

Goodwill, representing the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting, was amortized using the straight-line method over periods not exceeding 20 years through 2001. Starting in 2002, the Company will account for goodwill under the guidelines of SFAS No. 142, "Goodwill and Other Intangible Assets," which states that the amortization of goodwill would be discontinued and that goodwill would be reviewed for impairment and written down, if necessary, on an annual basis. Intangible assets that have an identifiable life will continue to be amortized. The bank had deposit premiums totaling $2.4 million reported in intangible assets that will continue to be amortized over their useful life, resulting in amortization expense of $483,000 in the year 2002. The remaining balance in goodwill of $52.9 million will be reviewed annually for impairment and written down, if necessary.

Segment Reporting

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," applies to public business enterprises and requires the reporting of certain financial information about significant revenue-producing segments of the business for which such information is available and utilized by the chief operating decision maker. The information reported for the operating segments would include a measure of revenues, expenses and total assets. For internal management purposes, the Company has identified two business segments: Community Banking and Mortgage Banking. Further information regarding these business segments is set forth in Note 15 of the Notes to Consolidated Financial Statements.

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

Comprehensive Income

Comprehensive income includes net income and all other changes in equity during a period, except those resulting from investments by owners and distribution to owners. Other comprehensive income includes revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income.

Comprehensive income and accumulated other comprehensive income are reported, net of related income taxes. Accumulated other comprehensive income consists solely of unrealized holding gains and losses on available-for-sale securities.

Income Taxes

Deferred income taxes are provided for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes.

Common Stock

The Company on November 19, 2001 paid a stock dividend of one share for each share of stock held (two-for-one stock split) to shareholders of record on November 5, 2001. At year-end, the amount of shares outstanding were 62,487,286. All share amounts and earnings per share amounts have been adjusted to reflect the stock split.

Earnings Per Share

Earnings per share are computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding, adjusted for the unallocated portion of shares held by the Employee Stock Ownership Plan ("ESOP") and unearned Recognition and Retention Plan ("RRP") in accordance with the Statement of Position 93-6.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value rather than the intrinsic value-based method that is contained in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related Interpretations. The Company has chosen to account for stock-based compensation using the intrinsic value method as prescribed in APB No. 25, measuring compensation cost for stock options as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Treasury Stock

Repurchases of common stock are recorded as treasury stock at cost.

Bank Owned Life Insurance ("BOLI")

In August 1999, the Bank invested in BOLI policies to fund certain future employee benefit costs. The Bank's investment totaled approximately $100 million and the Bank is the primary beneficiary of these policies. The cash surrender value of the BOLI policies as of December 31, 2001 was $116.7 million and is recorded in the Company's consolidated statements of financial condition as other assets, and the change in the cash surrender value is recorded as other income in the consolidated statements of income.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 establishes new standards for accounting and reporting requirements for business combinations. SFAS 141 requires that the purchase method of accounting be used for all business combinations and prohibits use of the pooling-of-interest method of accounting for business combinations. SFAS 141 is effective for all business combinations initiated after June 30, 2001. The Company has not entered into any business combinations since the release of this standard.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142, which supercedes APB Opinion No. 17, "Intangible Assets," establishes new standards for goodwill and other intangible assets acquired in a business combination. SFAS 142 eliminates amortization of goodwill and instead requires an impairment test to be performed annually. The Company will adopt SFAS No. 142 effective January 1, 2002. As of December 31, 2001, the Company had goodwill of $55,275,000, of which $2,395,000 comprised deposit intangibles. The Company anticipates that the adoption of the statement will result in the reduction of amortization expense by $4,860,000 per annum and anticipates no write-downs due to impairment at this time.

Reclassifications

Certain reclassifications have been made to the prior-year amounts to conform with current-year presentation.

 2. Organization/Form of Ownership

The Bank was originally founded as a New York State chartered savings bank in 1864. In 1997, the Bank converted to a federally chartered stock savings bank with the concurrent formation of a holding company and an initial public offering ("IPO") of common stock. The Bank is a community savings bank providing a complete line of retail and commercial banking services along with trust services and life insurance sales. Through its subsidiary, SIB Mortgage Corp., the Bank originates residential mortgage loans in 42 states and sells them into the secondary market. Individual customer deposits are insured up to $100,000 by the Federal Deposit Insurance Corporation ("FDIC"). The Bank's primary regulator is the Office of Thrift Supervision ("OTS").

3. Acquisitions

On November 20, 1998, SIB Mortgage Corp. acquired substantially all of the assets of Ivy Mortgage Corp., a New Jersey-based mortgage loan originator which has branch offices primarily throughout the United States. The acquisition by SIB Mortgage Corp. was funded by the Bank. The excess of the purchase price over the fair value of the net assets acquired was approximately $1,775,000 and has been recorded as goodwill and through December 31, 2001 was being amortized on a straight-line basis over 15 years and will now be accounted for under the guidelines of SFAS 142 for fiscal years after 2001.

On January 14, 2000, the Company acquired First State Bancorp, the holding company for First State Bank, which operated six full-service branches in the State of New Jersey. First State Bancorp, a bank holding company with assets over $370 million, was acquired for cash consideration totaling $84.5 million, including transaction costs. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon fair value at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $45.5 million and has been recorded as goodwill and through, December 31, 2001 was being amortized on a straight-line basis over 15 years and will now be accounted for under the guidelines of SFAS 142 for fiscal years after 2001.

4. Regulatory Matters

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes a number of mandatory supervisory measures on banks and thrift institutions. One of the items FDICIA imposed was certain minimum capital requirements or classifications. Such classifications are used by the FDIC and other bank regulatory agencies to determine matters ranging from each institution's semiannual FDIC deposit insurance premium assessments to approvals of applications authorizing institutions to grow their asset size or otherwise expand business activities. Under OTS capital regulations, the Bank is required to comply with each of three separate capital adequacy standards. Set forth below is a summary of the Bank's compliance with OTS capital standards as of December 31, 2001 and 2000. (000's omitted):


                                                     December 31, 2001
                                   ----------------------------------------------------
                                    Actual         Percent      Required        Percent
---------------------------------------------------------------------------------------
SI Bank & Trust:
  Tangible capital                 $408,228          6.94%      $ 88,247         1.50%
  Core capital                      410,623          6.98        235,420         4.00
  Risk-based capital                427,838         13.29        257,506         8.00
Staten Island Bancorp:
  Tangible capital                 $487,244          8.22%          --        --
  Core capital                      489,639          8.25           --        --
  Risk-based capital                512,414         14.36           --        --



                                                    December 31, 2000
                                   ---------------------------------------------------
                                   Actual         Percent      Required         Percent
---------------------------------------------------------------------------------------
SI Bank & Trust:
  Tangible capital                 $382,150          7.53%      $ 76,151         1.50%
  Core capital                      383,089          7.54        203,107         4.00
  Risk-based capital                396,837         15.06        210,751         8.00
Staten Island Bancorp:
  Tangible capital                 $522,326         10.09%          --        --
  Core capital                      523,265         10.10           --        --
  Risk-based capital                537,903         18.77           --        --


Staten Island Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(continued)


As part of the IPO in December 1997, the Bank established, in accordance with the requirements of the OTS, a liquidation account for $183,947,000 which was equal to its capital as of the date of the latest consolidated statement of financial condition (September 30, 1997) appearing in the IPO prospectus supplement. The liquidation account is reduced to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in deposits do not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying balances for accounts then held. This account had a balance of $34,843,000 at December 31, 2001.

In addition to the restriction described above, the Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

5. Investment Securities - Securities Available for Sale

The amortized cost and approximate market value of securities available for sale are summarized as follows:

                                                  December 31, 2001
                           -------------------------------------------------------------
                                               Gross           Gross
                             Amortized     Unrealized        Unrealized        Market
                               Cost            Gains           Losses           Value
                           -----------     -----------      -----------      -----------
                                                 (000's omitted)
Debt securities:
  U.S. Government
  and agencies             $    56,511     $     1,041      $      --        $    57,552
  GNMA, FNMA and
  FHLMC mortgage
  participation
  certificates                 632,706          10,355             (453)         642,608
  Agency CMOs                  128,564           1,888             (336)         130,116
  Privately issued
  CMOs                         337,272           5,929             --            343,201
  Other                        199,720           2,260          (23,653)         178,327
                           -----------     -----------      -----------      -----------
                             1,354,773          21,473          (24,442)       1,351,804
                           -----------     -----------      -----------      -----------
Marketable
  equity securities:
    Common stocks               16,279           4,461             (996)          19,744
    FLHB stock                 102,900            --               --            102,900
    Preferred stocks            20,352             224             (734)          19,842
    Mutual funds                31,229           4,205           (1,085)          34,349
                           -----------     -----------      -----------      -----------
                               170,760           8,890           (2,815)         176,835
                           -----------     -----------      -----------      -----------
      Total securities
        available
        for sale           $ 1,525,533     $    30,363      $   (27,257)     $ 1,528,639
                           ===========     ===========      ===========      ===========

                                                  December 31, 2000
                           -------------------------------------------------------------
                                               Gross           Gross
                             Amortized     Unrealized        Unrealized        Market
                               Cost            Gains           Losses           Value
                           -----------     -----------      -----------      -----------
                                                 (000's omitted)
Debt securities:
  U.S. Government
  and agencies             $   178,351     $       865      $    (1,130)     $   178,086
  GNMA, FNMA and
    FHLMC mortgage
participation
certificates                   712,292           7,000           (2,064)         717,228
  Agency CMOs                  223,224             657           (2,614)         221,267
  Privately issued
  CMOs                         412,374             601           (2,223)         410,752
  Other                        170,480             947          (13,530)         157,897
                           -----------     -----------      -----------      -----------
                             1,696,721          10,070          (21,561)       1,685,230
                           -----------     -----------      -----------      -----------
Marketable
  equity securities:
    Common stocks               18,082           7,349             (897)          24,534
    FHLB stock                  80,550            --               --             80,550
    Preferred stocks            69,913             130           (7,155)          62,888
    Mutual funds                29,337           6,691             (284)          35,744
                           -----------     -----------      -----------      -----------
                               197,882          14,170           (8,336)         203,716
                           -----------     -----------      -----------      -----------
      Total securities
        available
        for sale           $ 1,894,603     $    24,240      $   (29,897)     $ 1,888,946
                           ===========     ===========      ===========      ===========

The amortized cost and market value of debt securities available for sale at December 31, 2001 and 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                December 31, 2001              December 31, 2000
                            -------------------------     --------------------------
                              Amortized        Market      Amortized        Market
                                 Cost          Value          Cost          Value
                            ----------     ----------     ----------     ----------
                                                   (000's omitted)
Due in one year or less     $    1,060     $    1,107     $    3,331     $    3,347
Due after one year
  through five years            23,158         23,872         96,721         97,875
Due after five years
  through ten years             93,334         84,390        124,158        121,221
Due after ten years            138,679        126,510        124,622        113,541
                            ----------     ----------     ----------     ----------
                               256,231        235,879        348,832        335,984
GNMA, FNMA, FHLMC
  and CMO mortgage
  participation
  certificates               1,098,542      1,115,924      1,347,889      1,349,247
                            ----------     ----------     ----------     ----------
                            $1,354,773     $1,351,803     $1,696,721     $1,685,231
                            ==========     ==========     ==========     ==========

Proceeds from sales of securities available for sale during 2001, 2000 and 1999 were $322,540,000, $309,972,000 and $76,257,000 with realized gross gains of
$6,386,000, $8,140,000 and $8,876,000 and realized gross losses of $6,493,000,
$8,709,000 and $14,407,000, respectively. Gross losses in 1999 include write-downs of approximately $9,000,000 on securities whose decline in value was deemed to be other than temporary.

The Bank holds a number of investment grade asset-backed securities in its corporate portfolio. Two issues with a total par value of $10,000,000 have a market value significantly below par although interest payments are current and we presently believe, based on information made available to us, there is sufficient collateral available to repay these obligations at maturity. The unrealized depreciation in the value of these securities, net of taxes, has been reflected through the capital accounts since all securities in the portfolio are identified as available for sale. In the event the Company determines that an other than temporary impairment in value has occurred in either of these issues, the Company would recognize a charge to current earnings.

6. Loans

A significant
portion of the Bank's loans are to borrowers who are domiciled in New York City. The income of many of those customers is dependent on the economy of New York City and surrounding areas. In addition, a significant portion of the loans domiciled in New York City are real estate loans with mortgages on Staten Island properties, which is a borough of New York City.

The loans originated by the Mortgage Company are to borrowers domiciled throughout the United States and thus are not as dependent on the economy of any one area of the country.

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

Loans, net held in portfolio consist of the following at December 31, 2001 and 2000:

                                                        2001            2000
                                                   -----------      -----------
                                                           (000's omitted)
Loans secured by mortgages on real estate:
  1-4 family residential                           $ 2,062,336      $ 2,206,972
  Multi-family properties                               48,783           49,034
  Commercial properties                                335,821          307,407
  Home equity                                           12,815           10,699
  Construction and land                                245,515          152,956
  Deferred origination costs and
    unearned income, net                                10,371           11,696
                                                   -----------      -----------
      Net loans secured by mortgages
         on real estate                              2,715,641        2,738,764
                                                   -----------      -----------
Other loans:
  Student                                                  288              333
  Passbook                                               7,477            6,237
  Commercial                                            42,962           52,980
  Other Consumer                                        60,292           63,984
                                                   -----------      -----------
      Net other loans                                  111,019          123,534
                                                   -----------      -----------
      Net loans before the allowance
         for loan losses                             2,826,660        2,862,298
Allowance for loan losses                              (20,041)         (14,638)
                                                   -----------      -----------
      Net loans                                    $ 2,806,619      $ 2,847,660
                                                   ===========      ===========


A summary of activity in the Company's allowance for loan losses for the years ended December 31, 2001, 2000 and 1999, is as follows:


                                            2001           2000           1999
                                         --------       --------       --------
                                                    (000's omitted)
Beginning balance                        $ 14,638       $ 14,271       $ 16,617
  Increase as a result
  of acquisition                             --              847           --
  Provision (benefit) charged
  to operations                             8,757            652         (1,843)
  Charge-offs                              (4,265)        (2,186)        (1,665)
  Recoveries                                  911          1,054          1,162
                                         --------       --------       --------
Ending balance                           $ 20,041       $ 14,638       $ 14,271
                                         ========       ========       ========


Non-accrual loans totaled $15,093,000 at December 31, 2001, which is also the Company's recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 and SFAS No. 118. Non-accrual loans totaled $9,776,000 at December 31, 2000. The loss of interest income associated with loans on non-accrual status was approximately $935,000, $728,000 and $746,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001 and 2000, the valuation allowance related to all impaired loans totaled $11,475,000 and $8,152,000, respectively, and is included in the allowance for loan losses shown in the consolidated statements of financial condition. The average recorded investment in impaired loans for the years ended December 31, 2001 and 2000, was approximately $13,882,000 and $12,857,000, respectively.

At December 31, 2001 and 2000, the Company had other real estate totaling $1,227,000 and $893,000, respectively, classified in other assets.

At December 31, 2001 and 2000, the Company was servicing mortgages for others totaling $342,897,000 and $262,957,000, respectively.

At December 31, 2001 and 2000, the Company had mortgage servicing rights of $3,458,000 and $3,053,000, respectively.

At December 31, 2001 and 2000, the Bank had balances outstanding from various officers totaling $6,004,000 and $5,706,000, respectively. During 2001, there were loan originations of $563,000 and loan repayments of $265,000 on the loans held by various officers of the Bank.

Staten Island Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(continued)


7. Premises and Equipment

Premises and equipment at December 31, 2001 and 2000 are summarized as follows:

                                                          2001            2000
--------------------------------------------------------------------------------
                                                           (000's omitted)
Land, building and leasehold improvements              $ 37,231        $ 28,931
Furniture, fixtures and equipment                        21,025          18,957
                                                         58,256          47,888
Less--Accumulated depreciation
  and amortization                                      (19,317)        (16,005)
                                                       --------        --------
                                                       $ 38,939        $ 31,883
                                                       ========        ========

8. Due Depositors

Scheduled maturities of certificates of deposit at December 31, 2001 are summarized as follows:

                                                             Weighted
                                            Amount          Average Rate
------------------------------------------------------------------------
                                                 (000's omitted)
                           2002          $  833,401              4.01%
                           2003             145,625              4.24
                           2004              38,037              4.81
                           2005              29,896              3.42
            2006 and thereafter              36,941              5.71
                                         ----------
                                         $1,083,900              4.11%
                                         ==========              ====

The aggregate amounts of outstanding certificates of deposit in denominations of $100,000 or more at December 31, 2001 and 2000 were approximately $298,558,000 and $226,902,000, respectively.

9. Borrowed Funds

The Company was obligated for borrowings as follows (000's omitted):


                                                 December 31,
--------------------------------------------------------------------------------
                                       2001                      2000
                           --------------------------- -------------------------
                                             Weighted                   Weighted
                                             Average                    Average
                              Amount          Rate      Amount           Rate
--------------------------------------------------------------------------------
Reverse
  Repurchase
Agreements
Non-FHLB                  $  432,435          4.45%  $  629,974          6.15%
Reverse
  Repurchase
Agreements
FHLB                         228,000          5.39      263,000          5.40
FHLB Advances              1,725,000          4.67    1,348,000          6.51
Mortgage
  Repurchase
Agreement                     66,293          2.47         --             --
Mortgage
  payable                         34         12.00           37         12.00
                          ----------                 ----------
                          $2,451,762          4.64%  $2,241,011          6.28%
                          ==========         =====   ==========          ====

The average balance of borrowings for the years ended December 31, 2001 and 2000 were $2,399,963,000 and $2,147,718,000, respectively. The maximum month-end balance of borrowings for the years ended December 31, 2001 and 2000 were $2,535,392,000 and $2,249,963,000, respectively.

The Company's borrowings at December 31, 2001 have contractual maturities as follows (000's omitted):

                                                              Weighted
                                                               Average
                                            Amount              Rate
--------------------------------------------------------------------------------
                           2002          $  704,468              4.16%
                           2003             497,200              4.41
                           2004             406,170              4.58
                           2005             325,090              5.27
                           2006             120,800              4.67
                           2008             213,000              5.42
            2009 and thereafter             185,034              5.23
                                         ----------
                                         $2,451,762              4.64%
                                         ==========              ====


As of December 31, 2001, $755,601,000 of investment securities and $1,725,000,000 in mortgage loans were pledged as collateral for these borrowed funds.

10. Employee Benefit Plans

Defined Benefit Plan Costs of the Bank's defined benefit plan are accounted for in accordance with SFAS No. 87. The following table sets forth the change in benefit obligations, the change in the plan assets, the funded status of the plan and the amounts recognized in the accompanying consolidated financial statements at December 31, 2001 and 2000, respectively, based upon the latest available actuarial measurement dates of December 31, 2001 and 2000, respectively.

                                                          2001            2000
                                                           (000's omitted)
--------------------------------------------------------------------------------
Projected benefit obligation,
  beginning of year                                    $ 19,675        $ 17,245
    Service cost                                           --              --
    Interest cost                                         1,363           1,359
    Benefits paid                                        (1,170)         (1,001)
    Actuarial loss                                          148           2,072
                                                       --------        --------
Projected benefit obligation, end of year              $ 20,016        $ 19,675
                                                       ========        ========


The following table sets forth the plan's change in plan assets:

                                                             2001          2000
----------------------------------------------------------------------------------
                                                             (000's omitted)
Fair value of the plan assets,
  beginning of year                                       $ 28,187       $ 28,242
    Actual return on plan assets                            (1,965)           946
    Employer contributions                                    --             --
    Benefits paid                                           (1,170)        (1,001)
                                                          --------       --------
Fair value of the plan assets, end of year                $ 25,052       $ 28,187
                                                          ========       ========
Funded status                                             $  5,036       $  8,512
Unrecognized net actuarial loss (gain)                       1,909         (2,726)
                                                          --------       --------
      Prepaid cost                                        $  6,945       $  5,786
                                                          ========       ========

The components of net pension expense are as follows:

                                                              2001           2000           1999
------------------------------------------------------------------------------------------------
                                                                       (000's omitted)
Service cost--benefits
  earned during the year                                  $   --         $   --         $  1,355
Interest cost on projected
  benefit obligation                                         1,363          1,359          1,457
Net amortization and deferral                                 --             --              (15)
Actual return on plan assets                                (2,493)        (2,498)        (2,599)
Deferred investment (loss) gain                                (29)          (330)           614
                                                          --------       --------       --------
      Net pension (expense) income                        $ (1,159)      $ (1,469)      $    812
                                                          ========       ========       ========
Major assumptions utilized:
  Weighted average discount rate                              7.00%          7.25%          6.75%
  Rate of increase in
  compensation levels                                         --             --             4.50
  Expected long-term rate
  of return on assets                                         9.00           9.00           9.00

During 1999, the Bank amended the defined benefit plan to freeze future benefit accruals on December 31, 1999. In connection with the freezing of the plan and the plan's measurement date of December 31, 1999, in accordance with SFAS No. 88, the Bank recognized a curtailment gain of approximately $4.1 million for the year ended December 31, 1999.

Postretirement Benefits

The Bank provides postretirement benefits, including medical care and life insurance, which cover substantially all active employees hired prior to December 31, 1999 upon their retirement.

The Bank's postretirement benefits are unfunded. The following table shows the components of the plan's accrued postretirement benefit cost included in other liabilities in the consolidated statements of financial condition as of December 31, 2001 and 2000:

                                                               2001        2000
--------------------------------------------------------------------------------
                                                               (000's omitted)
Accumulated postretirement benefit obligation:
  Retirees                                                   $1,354       $1,262
  Other fully eligible participants                           2,816        2,229
  Unrecognized gain                                             345          770
  Unrecognized past service liability                           359          433
                                                             ------       ------
    Accrued postretirement benefit cost                      $4,874       $4,694
                                                             ======       ======

Net periodic postretirement benefit cost for 2001, 2000 and 1999 included the following components:

                                                   2001        2000        1999
--------------------------------------------------------------------------------
                                                         (000's omitted)
Service cost--benefits attributed to
  service during period                           $ 209       $ 210       $ 217
Interest cost on accumulated
  postretirement benefit obligation                 273         270         228
Amortization of:
  Unrecognized (gain) loss                          (31)         (3)       --
  Unrecognized past service liability               (75)        (75)        (75)
                                                  -----       -----       -----
    Net periodic postretirement
  benefit cost                                    $ 376       $ 402       $ 370
                                                  =====       =====       =====

The average health care cost trend rate assumption significantly affects the amounts reported. For example, a 1% increase in this rate would increase the accumulated benefit obligation by $308,000, $263,000 and $214,000 at December 31, 2001, 2000 and 1999, respectively, and increase the net periodic cost by $45,000, $37,000 and $43,000 for the years ended December 31, 2001, 2000 and
1999, respectively. The postretirement benefit cost components for 2001 were calculated assuming average health care cost trend rates ranging up to 6.5% and grading to 5% in 2004 and thereafter.

401(k) Plan

The Bank has a 401(k) plan (the "Plan") covering substantially all full-time employees. The Plan provides for employer matching contributions subject to a specified maximum and also contains a profit-sharing feature which provides for contributions at the discretion of the Company. The Plan expense in 2001 and 2000 was matched through stock contributions under the ESOP. Amounts charged to operations for the years ended December 31, 2001, 2000 and 1999 were approximately $646,000, $581,000 and $535,000, respectively.

Employee Stock Ownership Plan

The ESOP borrowed $41,262,000 from the Company and used the funds to purchase 6,877,000 shares of the Company's stock issued in the conversion. The loan has an interest rate of 8.25% and will be repaid over a 15-year period. The loan was issued on December 19, 1997. Shares purchased are held in a suspense account for allocation among the participants as the loan is paid. Contributions to the ESOP and shares released from the loan collateral will be in an amount proportional to repayment of the ESOP loan. Shares allocated will first be used for the employer matching contribution for the 401(k) plan, with the remaining shares allocated to the participants based on compensation as described in the plan in the year of allocation. The vesting schedule will be the same as the Bank's current 401(k) plan. Forfeitures from the 401(k) matching contributions will be used to reduce future employer 401(k) matching contributions, while forfeitures from shares allocated to the participants will be allocated among the participants in the same way as for contributions. There were 457,808 shares allocated in the years 2001 and 2000. The Company recorded compensation expense of $3,428,000, $1,773,000 and $2,255,000 for the ESOP for the years ended December 31, 2001, 2000 and 1999, respectively.

Staten Island Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(continued)


Recognition and Retention Plan

The Company maintains the 1998 Recognition and Retention Plan (the "RRP"), which was implemented in July 1998, for the directors and officers of the Bank. The objective of the RRP is to enable the Company to provide officers and directors of the Bank with a proprietary interest in the Company as an incentive to contribute to its success. During 1998, the RRP purchased 3,438,500 shares of the Company or 4% of the common stock sold in the Conversion on the open market. These purchases were funded by the Bank. Awards vest at a rate of 20% per year for directors and officers, commencing one year from the date of award. Awards become 100% vested upon retirement, termination of employment due to death or disability or upon change of control. The Company recorded compensation expense of $5,991,000, $6,313,000 and $6,025,000 for the RRP for the years ended
December 31, 2001, 2000 and 1999, respectively. The following table sets forth the activity in the RRP plan:

                               2001                        2000                    1999
------------------------------------------------------------------------------------------------
                      Number          Weighted     Number       Weighted    Number      Weighted
                      of              Average      of           Average     of          Average
                      Shares           Price       Shares        Price      Shares       Price
                      ------           -----       ------        -----      ------       -----
Granted                  --            $   --       58,400       $ 8.93      36,400      $  9.32
Vested                597,010           10.09      619,340        10.12     595,060        10.13
Forfeited              13,690           10.03        4,740        10.13      10,650        10.13
Shares
  available           369,430                      355,740                  409,400

Stock Option Plan

The Company maintains the 1998 Stock Option Plan (the "Option Plan"). The Company has reserved for future issuance pursuant to the Option Plan 8,596,250 shares of common stock, which amount is equal to 10% of the common stock sold in the Conversion. Under the Option Plan, stock options (which expire 10 years from the date of grant) have been granted to the directors, officers and certain employees of the Bank and the Mortgage Company. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to the fair market value of the stock at the date of the grant. Options will be exercisable in whole or in part over the vesting period. The options vest ratably over a three-to five-year period. However, all options become 100% exercisable in the event the employee terminates his or her employment due to retirement, death or disability or upon change of control.

The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Since each option granted at a price equal to the fair market value of one share of the Company's stock on the date of the grant, no compensation cost has been recognized. The following table compares reported net income and earnings per share with net income and earnings per share on a pro forma basis, assuming that the Company accounted for stock-based compensation under SFAS No. 123. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

                                     2001             2000              1999
--------------------------------------------------------------------------------
                                                 (000's omitted)
Net income:
  As reported                  $   70,079        $   53,926        $   52,875
  Pro forma                        67,722            50,396            47,341
Earnings per share:
  As reported--
    Basic                            1.16              0.80              0.70
    Diluted                          1.15              0.80              0.70
  Pro forma--
    Basic                            1.13              0.75              0.62
    Diluted                          1.11              0.75              0.62

Stock Option Activity

The following table sets forth stock option activity and the weighted average fair value of options granted:


                                            2001            2000            1999
----------------------------------------------------------------------------------
Options outstanding,
  beginning of year                     6,155,600       6,092,000       6,112,000
    Options granted                     1,484,920          90,000         182,000
    Options exercised                    (324,858)           --              --
    Options forfeited                     (69,400)        (26,400)       (202,000)
                                        ---------       ---------       ---------
Options outstanding,
  end of year                           7,246,262       6,155,600       6,092,000
                                        =========       =========       =========
Remaining options available
  for grant under plan                  1,025,130       2,440,650       2,504,250
Exercisable options,
  end of year                           3,391,542       2,516,800       1,252,400
Weighted average exercise
  price on exercisable options
  end of year                          $    11.40      $    11.41      $    11.44
Weighted average fair
  value of options granted             $     3.84      $     3.42      $     3.39

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

                                                2001           2000           1999
--------------------------------------------------------------------------------
Risk-free interest rate                         4.50%          5.50%          5.50%
Expected dividend yield                         2.70           2.70           2.70
Volatility                                     30.74          30.42          29.92
Expected life in years                             6              6              6

Supplemental Executive Retirement Plan

In 1993, the Company adopted a Supplemental Executive Retirement Plan (the "Executive Plan") for certain senior officers that provides for payments upon retirement, death or disability. The annual benefit is based upon annual salary (as defined) plus interest. Amounts charged to operations for the years ended December 31, 2001, 2000 and 1999 were approximately $240,000, $407,000 and
$458,000, respectively.

11. Income Taxes

The provision for income taxes consists of the following:

                                       2001              2000             1999
--------------------------------------------------------------------------------
                                                   (000's omitted)
Current:
  Federal                            $34,202           $22,790           $26,353
  State                                3,343             1,727             2,778
  City                                 1,423             1,801             2,776
                                     -------           -------           -------
                                      38,968            26,318            31,907
Deferred                               4,515             6,590             3,352
                                     -------           -------           -------
                                     $43,483           $32,908           $35,259
                                     =======           =======           =======

The following table reconciles the federal statutory rate to the Company's effective tax rate:

                                                             December 31, 2001
                                                       ------------------------------
                                                                        Percentage of
                                                         Amount         Pretax Income
-------------------------------------------------------------------------------------
                                                               (000's omitted)
Federal tax at statutory rate                          $ 39,747             35.0%
State and local income taxes                              2,649              2.3
Tax-exempt dividend income                                 (897)            (0.8)
Amortization of goodwill                                  1,777              1.6
Other                                                       207              0.2
                                                       --------             ----
  Income tax provision                                 $ 43,483             38.3%
                                                       ========             ====

                                                             December 31, 2000
                                                       ------------------------------
                                                                        Percentage of
                                                         Amount         Pretax Income
-------------------------------------------------------------------------------------
                                                               (000's omitted)
Federal tax at statutory rate                          $ 30,392             35.0%
State and local income taxes                              2,565              3.0
Tax-exempt dividend income                               (1,357)            (1.6)
Amortization of goodwill                                  1,738              2.0
Other                                                      (430)            (0.5)
                                                       --------             ----
  Income tax provision                                 $ 32,908             37.9%
                                                       ========             ====

                                                             December 31, 1999
                                                       ------------------------------
                                                                        Percentage of
                                                         Amount         Pretax Income
-------------------------------------------------------------------------------------
                                                               (000's omitted)
Federal tax at statutory rate                          $ 30,847             35.0%
State and local income taxes                              4,475              5.0
Tax-exempt dividend income                               (1,425)            (1.6)
Amortization of goodwill                                    318              0.4
Other                                                     1,044              1.2
                                                       --------             ----
  Income tax provision                                 $ 35,259             40.0%
                                                       ========             ====

The following is a summary of the income tax (liability) receivable at December 31, 2001 and 2000:

                                                     2001                2000
--------------------------------------------------------------------------------
                                                         (000's omitted)
Current taxes                                    $(26,367)             $ (5,691)
Deferred taxes                                     19,369                25,340
                                                 --------              --------
                                                 $ (6,998)             $ 19,649
                                                 ========              ========

The components of the net deferred tax asset at December 31, 2001 and 2000 are as follows:

                                                    2001       2000
---------------------------------------------------------------------
                                                   (000's omitted)
Assets:
  Contribution to Foundation                     $ 2,332     $ 5,537
  Allowance for loan losses                        8,869       5,868
  Postretirement benefit accrual                   2,277       1,984
  Non-accrual loans                                  755         517
  Deferred compensation                              987         975
  ESOP shares                                      2,021       1,485
  Unrealized loss on AFS securities                 --         6,049
  Deposit premium                                  1,159        --
  Other                                           10,168       8,969
                                                 -------     -------
    Total assets                                  28,568      31,384
                                                 -------     -------
Liabilities:
  Bad debt recapture under Section 593               833       1,250
  Pension plan and curtailment gain                2,872       2,288
  Fixed-asset tax basis adjustment                   722         662
  Bond discounts                                   1,527       1,115
  Unrealized gain on AFS securities                1,309        --
  Loan servicing asset                             1,583        --
  Other                                              353         729
                                                 -------     -------
    Gross deferred tax liability                   9,199       6,044
                                                 -------     -------
    Net deferred tax asset                       $19,369     $25,340
                                                 =======     =======

At December 31, 2001 and 2000, the deferred tax asset is included in other assets in the accompanying consolidated financial statements.

Bad Debt Deduction

Through January 1, 1996, under Section 593 of the Internal Revenue Code, thrift institutions such as the Bank, which met certain definitional tests primarily relating to their assets and the nature of their business, were permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, was computed using an amount based on the Bank's actual loss experience (the "Experience Method") or a percentage equal to 8% of the Bank's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the non-qualifying reserve. Similar deductions or additions to the Bank's bad debt reserve are permitted under the New York State Bank Franchise Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI Method was approximately 32% rather than 8%.

Staten Island Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(continued)


Effective January 1, 1996, Section 593 was amended, and the Bank is unable to make additions to its federal tax bad debt reserve, however the Bank is permitted to deduct bad debts only as they occur and is additionally required to recapture (i.e., take into taxable income) over a six-year period, beginning with the Bank's taxable year beginning on January 1, 1996, the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987, or over a lesser amount if the Bank's loan portfolio has decreased since December 31, 1987. Such recapture requirements have been deferred for taxable years through December 31, 1997 as the Bank originated a minimum amount of certain residential loans based upon the average of the principal amounts of such loans originated by the Bank during its six taxable years preceding January 1, 1996. The recapture requirement amount for the year 2001 was $1,190,000.

The New York State tax law has been amended to prevent a similar recapture of the Bank's bad debt reserve and to permit continued future use of the bad debt reserve method for purposes of determining the Bank's New York State tax liability. This change also provides for an indefinite deferral of the recapture of the bad debt reserves generated for New York State purposes.

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

State, Local and Other Taxes

The Company files state and local tax returns on a calendar-year basis. State and local taxes imposed on the Company primarily consist of New York State franchise tax, New York City Financial Corporation tax, Delaware franchise tax and state taxes for an additional 40 states. These additional state taxes are attributable to the operation of SIB Mortgage Corp. Inc., which has offices in these additional locations. The Company's annual liability for New York State and New York City purposes is the greater of a tax on income or an alternative tax based on a specified formula. Liability for other state taxes are determined in accordance with the applicable local tax code. The Company's liability for Delaware franchise tax is based on the lesser of a tax based on an authorized shares method or an assumed par value capital method; however, under each method, the Company's total tax will not exceed $150,000.

12. Commitments and Contingencies and Related Party Transactions

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as standby letters of credit and commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. The Company uses the same policies in making commitments as it does for on-balance sheet instruments. No material losses are anticipated as a result of these transactions. The Company is contingently liable under standby letters of credit in the amount of $4.4 million and $4.8 million at December 31, 2001 and 2000, respectively. In addition, at December 31, 2001 and 2000, mortgage loan commitments and unused balances under revolving credit lines approximated $1.04 billion and $469.5 million, respectively. As of December 31, 2001 and 2000, the Mortgage Company had commitments to sell loans of $856.2 million and $218.6 million, respectively.

Total operating rental commitments on branch offices and other facilities, which expire at various dates through May 2015, exclusive of renewal options, are as follows (000's omitted):


                                     2002          $1,922
                                     2003           1,481
                                     2004           1,334
                      2005 and thereafter           3,832
                                                   $8,569

Rental expense included in the consolidated statements of income was approximately $3,549,000, $2,213,000 and $1,648,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

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

Loans

For loans, fair value is based on the credit and interest rate characteristics of individual loans. These loans are stratified by type, maturity, interest rate, underlying collateral, where applicable, and credit quality ratings. Fair value is estimated by discounting scheduled cash flows through estimated maturities using discount rates which in management's opinion best reflect current market interest rates that would be charged on loans with similar characteristics and credit quality. Credit risk concerns are reflected by adjusting cash flow forecasts, by adjusting the discount rate or by adjusting both.

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

The estimated fair values of the Company's financial instruments are as follows (000's omitted):


                                                          December 31, 2001
                                                  ------------------------------
                                                     Carrying            Fair
                                                      Amount             Value
--------------------------------------------------------------------------------
Financial assets:
  Cash and due from banks                         $   116,846        $   116,846
  Federal funds sold                                   38,000             38,000
  Securities available for sale                     1,528,639          1,528,639
  Loans                                             4,014,033          4,112,895
    Less--Allowance for loan losses                   (20,041)              --
  Accrued interest receivable                          28,601             28,601
Financial liabilities:
  Savings and demand deposits                       1,817,428          1,817,428
  Certificates of deposit                           1,083,900          1,092,441
  Borrowed funds                                    2,451,762          2,561,196
  Advances from borrowers for
  taxes and insurance                                  17,495             17,495
  Accrued interest payable                             14,812             14,812


                                                          December 31, 2000
                                                  ------------------------------
                                                     Carrying            Fair
                                                      Amount             Value
--------------------------------------------------------------------------------
Financial assets:
  Cash and due from banks                         $    92,103        $    92,103
  Federal funds sold                                   12,000             12,000
  Securities available for sale                     1,888,946          1,888,946
  Loans                                             2,978,501          2,988,491
    Less--Allowance for loan losses                   (14,638)              --
  Accrued interest receivable                          30,905             30,905
Financial liabilities:
  Savings and demand deposits                       1,397,629          1,397,629
  Certificates of deposit                             947,584            948,650
  Borrowed funds                                    2,241,011          2,277,774
  Advances from borrowers
  for taxes and insurance                              11,534             11,534
  Accrued interest payable                             26,969             26,969

14. Earnings Per Share Reconciliation

The following table is the reconciliation of basic and fully diluted EPS as required under SFAS No. 128 for the years ended December 31, 2001, 2000 and 1999.

                                                       For the Year Ended
                                                       December 31, 2001
                                              -------------------------------------
                                                           Weighted
                                                            Average          Per
                                                 Net        Shares          Share
                                               Income     Outstanding       Amount
-----------------------------------------------------------------------------------
                                                       (000's omitted, except
                                                          per share amounts)
Basic EPS:
  Net income                                  $70,079        60,180       $   1.16
Effect of Dilutive Securities:
  Incremental shares from
  assumed exercise of
  outstanding options                            --             560          (0.01)
                                              -------        ------       --------
Diluted EPS                                   $70,079        60,740       $   1.15
                                              =======        ======       ========


                                                       For the Year Ended
                                                       December 31, 2000
                                              -------------------------------------
                                                           Weighted
                                                            Average          Per
                                                 Net        Shares          Share
                                               Income     Outstanding       Amount
-----------------------------------------------------------------------------------
                                                       (000's omitted, except
                                                          per share amounts)
Basic EPS:
  Net income                                  $53,926        67,021       $   0.80
Effect of Dilutive Securities:
  Incremental shares from
  assumed exercise of
  outstanding options                            --            --          --
                                              -------        ------       --------
Diluted EPS                                   $53,926        67,021       $   0.80
                                              =======        ======       ========

                                                       For the Year Ended
                                                       December 31, 1999
                                              -------------------------------------
                                                           Weighted
                                                            Average          Per
                                                 Net        Shares          Share
                                               Income     Outstanding       Amount
-----------------------------------------------------------------------------------
                                                       (000's omitted, except
                                                          per share amounts)
Basic EPS:
  Net income                                  $52,875        75,757       $   0.70
Effect of Dilutive Securities:
  Incremental shares from
  assumed exercise of
  outstanding options                            --            --          --
                                              -------        ------       --------
Diluted EPS                                   $52,875        75,757       $   0.70
                                              =======        ======       ========


Staten Island Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(continued)


15. Segment Reporting

The Company manages its operations in a manner to focus on two strategic goals: fulfilling its role as a banking institution for both individuals and businesses and as a national provider of single-family residential mortgage loan products. Accordingly, the Company aligns its various business objectives in support of these goals and manages the Company through two segments:
Community Banking and Mortgage Banking.

Community Banking

The Company's Community Banking segment provides traditional banking services to commercial and retail customers generally located in areas in relatively close proximity to the Bank's branch office locations in Staten Island and Brooklyn, New York, and New Jersey. The services include deposit accounts and related services, residential and commercial real estate lending, consumer lending, commercial lending, loan servicing, trust services and life insurance products. Products and services offered by this business segment are delivered through a multichannel distribution network, including on-line banking.

Mortgage Banking

In November 1998, the Company formed SIB Mortgage Corp. to enter the mortgage banking business by acquiring the assets of Ivy Mortgage Corp. In 1999, 2000 and 2001, it was the goal of the Mortgage Company to expand geographically to grow the level of originations and to be able to attain a profitable level of originations in all interest rate environments.

The Company's Mortgage Banking segment activities, which are conducted principally through SIB Mortgage Corp., d/b/a "Ivy Mortgage," include primarily the production of residential real estate loans either for the sale into the secondary market or, to a lesser extent, for retention in the Company's portfolio. The loans are originated through a network of retail and net branches in 42 states. Loans not retained for the Company's portfolio are sold to investors, including certain government agencies. Loans originated in 2001 were $4.0 billion of primarily fixed-rate and adjustable-rate residential loans, and loans sold were $2.9 billion.

The segment operating revenue and operating earnings in the table below incorporate certain intersegment transactions that the Company views as appropriate for purposes of reflecting the contribution of certain segments, which are eliminated in preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principals.

Segment Reporting Table

                                              December 31, 2001
                       -------------------------------------------------------------
                                                         Elimination of
                            Mortgage      Community       Intersegment
                            Banking        Banking          Items            Total
------------------------------------------------------------------------------------
                                                (000's omitted)
Operating revenue      $   121,833      $   169,975     $      (919)     $   290,889
Operating expenses          95,522           73,048            --            168,570
Net income                  13,461           57,537            (919)          70,079
Assets at year-end       1,486,484        4,507,881            (919)       5,993,446


                                              December 31, 2000
                       -------------------------------------------------------------
                                                         Elimination of
                            Mortgage      Community       Intersegment
                            Banking        Banking          Items            Total
------------------------------------------------------------------------------------
                                                (000's omitted)
Operating revenue      $    29,030      $   156,769     $      (984)     $   184,815
Operating expenses          30,639           66,121            --             96,760
Net income                  (1,291)          56,201            (984)          53,926
Assets at year-end         310,923        4,930,925            (984)       5,240,864


                                              December 31, 1999
                       -------------------------------------------------------------
                                                         Elimination of
                            Mortgage      Community       Intersegment
                            Banking        Banking          Items            Total
------------------------------------------------------------------------------------
                                                (000's omitted)
Operating revenue      $    22,155      $   153,544     $      (907)     $   174,792
Operating expenses          25,579           57,392            --             82,971
Net income                  (2,308)          56,090            (907)          52,875
Assets at year-end          59,688        4,403,533            (907)       4,462,314


16. Staten Island Bancorp, Inc.

The following condensed statements of financial condition as of December 31, 2001 and 2000 and condensed statements of income and cash flows for each of the years in the three-year period ended December 31, 2001 represent the parent-company-only financial information and should be read in conjunction with the consolidated financial statements and the notes thereto.

Condensed Statements of Financial Condition

                                                     December 31,
                                             ------------------------
                                                 2001         2000
--------------------------------------------------------------------------------
                                                  (000's omitted)
Assets:
  Cash                                       $   9,819      $   9,980
  Securities available for sale                 69,450        118,849
  Investment in Bank                           469,914        441,961
  ESOP loan receivable from Bank                34,631         36,497
  Other assets                                  11,419         13,007
                                             ---------      ---------
    Total assets                             $ 595,233      $ 620,294
                                             =========      =========
Liabilities:
  Loan payable to Bank                       $  40,062      $  33,191
  Accrued interest and other liabilities         2,975          1,571
                                             ---------      ---------
    Total liabilities                           43,037         34,762
                                             ---------      ---------
Stockholders' equity:
  Common stock                                     903            451
  Additional paid-in capital                   543,123        537,744
  Retained earnings                            340,270        291,345
  Unallocated ESOP shares                      (30,215)       (32,962)
  Unearned RRP shares                          (14,333)       (19,784)
  Less--Treasury stock (27,773,338 and
  20,418,650 shares at December 31, 2001
  and 2000, respectively), at cost            (289,469)      (188,321)
  Accumulated other comprehensive
  income (loss), net of tax                      1,917         (2,941)
                                             ---------      ---------
      Total stockholders' equity               552,196        585,532
                                             ---------      ---------
      Total liabilities and
  stockholders' equity                       $ 595,233      $ 620,294
                                             =========      =========


Condensed Statements of Income

                                                              December 31,
                                             ----------------------------------------
                                                 2001           2000           1999
-------------------------------------------------------------------------------------
                                                          (000's omitted)
Income:
  Investment income                          $   5,159      $   9,395      $  12,222
  Other interest income                             50             41            172
  Interest income ESOP loan                      2,954          3,101          3,236
  Other income                                     600            386             76
  Loss on sale of investments                   (1,341)          (590)        (5,555)
                                             ---------      ---------      ---------
                                                 7,422         12,333         10,151
Expenses:
  Interest expense                               3,819          4,390          1,675
  Other expense                                    423            348            483
                                             ---------      ---------      ---------
  Income before provision for
  income taxes and equity in
  undistributed earnings of Bank                 3,180          7,595          7,993
  Provision for income taxes                     1,676          3,119          3,830
                                             ---------      ---------      ---------
    Income before equity in
  undistributed earnings of Bank                 1,504          4,476          4,163
Equity in undistributed
  earnings of Bank                              68,575         49,450         48,712
                                             ---------      ---------      ---------
    Net income                               $  70,079      $  53,926      $  52,875
                                             =========      =========      =========

Condensed Statements of Cash Flows

                                                              December 31,
                                             ----------------------------------------
                                                 2001           2000           1999
-------------------------------------------------------------------------------------
                                                          (000's omitted)
Cash flows from operating activities:
  Net income                                 $  70,079      $  53,926      $  52,875
  Adjustments to reconcile net income
  to net cash provided by operating
  activities--
      Undistributed earnings of Bank           (68,575)       (49,450)       (48,712)
      Amortization of bond and
  mortgage premium                                --               (2)            74
      Loss on sale of available-for-sale
  securities                                     1,341            590          1,737
      Decrease in accrued
  interest receivable                              278             87            171
      Decrease (increase) in
  other assets                                     695           (689)          --
      (Decrease) increase in accrued
  interest payable                               1,404            447            (13)
      Decrease (increase) in deferred
  income taxes                                    --           (1,676)         5,539
                                             ---------      ---------      ---------
          Net cash provided by
  operating activities                           5,222          3,233         11,671
                                             ---------      ---------      ---------
Cash flows from investing activities:
  Decrease in investment in Bank                60,000         20,000         80,000
  Maturities of available-for-sale
  securities                                      --             --            7,428
  Sales of available-for-sale securities        75,870         52,828         66,205
  Purchases of available-for-sale
  securities                                   (24,449)       (18,538)       (66,771)
  Principal collected on ESOP loan               1,866          1,720          1,584
                                             ---------      ---------      ---------
          Net cash provided by
  investing activities                         113,287         56,010         88,446
                                             ---------      ---------      ---------
Cash flows from financing activities:
  Increase in borrowings                         6,871         33,191           --
  Dividends paid                               (21,179)       (18,764)       (16,974)
  Purchase of treasury stock                  (104,362)       (67,172)       (93,669)
                                             ---------      ---------      ---------
          Net cash used in
  financing activities                        (118,670)       (52,745)      (110,643)
                                             ---------      ---------      ---------
          Net increase (decrease) in
  cash and cash equivalents                       (161)         6,498        (10,526)
Cash and cash equivalents,
  beginning of year                              9,980          3,482         14,008
                                             ---------      ---------      ---------
Cash and cash equivalents,
  end of year                                $   9,819      $   9,980      $   3,482
                                             =========      =========      =========


Staten Island Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(continued)


17. Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial data for the years ended December 31, 2001 and 2000 is presented below. All share amounts, including earnings per share, cash dividends declared per share and stock price amounts have been adjusted to reflect the stock dividend:

                                       Fourth      Third       Second      First
                                       Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------------
                                           (000's omitted, except per share data)
2001:
  Interest income                    $ 95,624      $ 93,977     $ 92,704      $ 90,678
  Interest expense                     49,542        52,073       54,124        54,839
  Net interest income                  46,082        41,904       38,580        35,839
  Provision for loan losses             4,957         2,600          600           600
  Service and fee income                4,958         4,793        4,701         4,890
  Loan fees and gains                  46,492        30,162       20,953        11,642
  Securities transactions                (171)           61            9            (6)
  Non-interest expense                 56,819        43,446       38,745        29,560
  Income before income taxes           35,585        30,874       24,898        22,205
  Income taxes                         13,339        12,200        9,735         8,209
  Net income                           22,246        18,674       15,163        13,996
  Earnings per share--
    Basic                                0.38          0.31         0.25          0.22
    Diluted                              0.37          0.31         0.25          0.22
    Cash dividends declared
  per common share                       0.09          0.08         0.08          0.07
  Stock price per common share
    High                                17.20         18.05        14.37         12.72
    Low                                 12.17         11.27        12.15          9.97
    Close                               16.31         12.32        13.92         12.45



                                       Fourth      Third       Second      First
                                       Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------------
                                           (000's omitted, except per share data)
2000:
  Interest income                    $ 91,654      $ 86,540     $ 84,204      $ 81,406
  Interest expense                     55,193        53,150       49,073        45,704
  Net interest income                  36,461        33,390       35,131        35,702
  Provision for loan losses               611            12           11            18
  Service and fee income                4,573         4,262        3,903         4,079
  Loan fees and gains                   9,096         8,329        5,580         4,309
  Securities transactions                 173           416         (934)         (224)
  Non-interest expense                 26,335        24,786       23,281        22,358
  Income before income taxes           23,357        21,599       20,388        21,490
  Income taxes                          8,751         7,938        7,892         8,327
  Net income                           14,606        13,661       12,496        13,163
  Earnings per share--
    Basic                                0.22          0.21         0.18          0.19
    Diluted                              0.22          0.21         0.18          0.19
    Cash dividends declared
  per common share                       0.07          0.07         0.06          0.06
  Stock price per common share--
    High                                10.97         10.00         9.06          9.47
    Low                                  8.81          8.41         7.81          7.91
    Close                               10.69         10.00         8.81          8.56


Report of Independent Public Accountants

To the Board of Directors and Stockholders of Staten Island Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Staten Island Bancorp, Inc. (a Delaware corporation) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Staten Island Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



/s/Arthur Andersen LLP
----------------------
Arthur Andersen LLP



New York, New York
January 16, 2002

Corporate Information

STATEN ISLAND BANCORP INC.

Directors
Harold Banks
James R. Coyle
Harry P. Doherty
William G. Horn
Denis P. Kelleher
Julius Mehrberg
John R. Morris
William E. O'Mara
Allan Weissglass

Directors Emeriti

Charles J. Bartels
Elliott L. Chapin
Pio Paul Goggi
Dennis E. Knudsen
Kenneth W. Nelson
Edward F. Norton, Jr.
Edward F. Vitt
Raymond A. Vomero

Officers of Staten Island
Bancorp Inc.

Harry P. Doherty
  Chief Executive Officer
James R. Coyle
  Chief Operating Officer
Edward Klingele
  Chief Financial Officer
Patricia A. Smith
  Corporate Secretary


CORPORATE OFFICE

15 Beach Street
Staten Island, New York 10304

ANNUAL MEETING

The annual meeting of stockholders will be held on May 2, 2002 at 10:00 a.m. at the Excelsior Grand, 2380 Hylan Boulevard, Staten Island, New York, 10306. Notice of the meeting and a proxy form are included with this mailing to shareholders of record as of March 22, 2002.

INVESTOR RELATIONS

Shareholders, analysts and others interested in additional information may contact:

Donald C. Fleming
Senior Vice President
15 Beach Street
Staten Island, New York 10304
(718) 556-6518
www.sibk.com

SI Bank & Trust --
A Staten Island Bancorp Company

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

Inquiries regarding stock transfer, lost certificates, or changes in name and/or address should be directed to the stock and transfer agent and registrar:

Registrar and Transfer Company
Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

STOCK LISTING

Staten Island Bancorp Inc.'s common stock is traded on the New York Stock Exchange (NYSE) under the symbol SIB.

Shares outstanding as of January 1, 2002:
  62,487,286

Shareholders of record as of January 1, 2002:
  8,669

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


Designed by Curran & Connors, Inc. / www.curran-connors.com